Form 20-F
period 2023-12-31
SCHMID Group N.V.
filed 2024-05-15
CIK 1987240

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42040

SCHMID Group N.V.

(Exact name of Registrant as specified in its charter)

Not applicable	The Netherlands
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany

(Address of principal executive offices)

Julia Natterer

c/o SCHMID Group N.V.

Robert-Bosch-Str. 32-36

72250 Freudenstadt

Germany

Tel: +49 7441 538 0

Email: natterer.ju@schmid-group.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Class A Ordinary Shares, par value €0.01 per share	SHMD	Nasdaq Global Select Market
Redeemable Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	SHMD.WS	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On April 30, 2024, the issuer had 42,974,862 ordinary shares, nominal value €0.01 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Emerging growth company	☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑

i

EXPLANATORY NOTE

On April 30, 2024 (the “Closing Date”), SCHMID Group N.V. (“Schmid Group” or the “Company”), closed the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of May 31, 2023, as amended by a first amendment agreement dated September 26, 2023 (the “First Business Combination Agreement”) and a second amendment agreement dated January 29, 2024, by and among Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company (“Pegasus”), Gebr. Schmid GmbH, a German limited liability company ("Schmid"), Pegasus TopCo B.V., a Dutch private liability company (which was converted into a Dutch public limited liability company, and renamed SCHMID Group N.V., prior to the closing of the Business Combination) (“TopCo”), and Pegasus MergerSub Corp., a Cayman Islands limited liability company and wholly-owned subsidiary of the Schmid Group (“Merger Sub”). References made to Schmid Group pertaining to occurrences predating the Business Combination closing, refer to Gebr. Schmid GmbH, which was the predecessor to SCHMID Group N.V. at the top of the group’s structure.

On the Closing Date, several transactions were completed pursuant to the Business Combination Agreement, including:

●	TopCo issued 99 new ordinary shares to its shareholder Pegasus;
●	The shareholders of Schmid, Anette Schmid, Christian Schmid and a Community of Heirs (the “Schmid Shareholders”) purchased all 100 TopCo shares from Pegasus at nominal value;
●	The Schmid Shareholders subscribed to 28,725,000 TopCo shares and an additional 5,000,000 earn-out shares at €0.01 nominal value and in consideration contributed 100% of the Gebr. Schmid shares by transferring them to TopCo;
●	TopCo changed its legal form from a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public limited liability company (naamloze vennootschap) and was renamed SCHMID Group N.V.;
●	The Schmid Group issued shares in exchange for each Pegasus Class A and B share outstanding, and issued 1,406,361 shares to XJ Harbour HK Limited ("XJ Harbour");
●	The Schmid Group issued further shares in the amount of 756,964 shares to Pegasus Digital Mobility Sponsor Corp., the sponsor of Pegasus (the "Sponsor"), as payment for approximately USD 8.6 million in liabilities which TopCo assumed before the closing by a debt assumption agreement between Pegasus, the Sponsor and TopCo; and
●	Pegasus merged with Merger Sub, with Pegasus as the surviving company and, after giving effect to the merger, becoming a direct, wholly-owned subsidiary of SCHMID Group.

Prior to the Business Combination, SCHMID Group N.V. did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, and the establishment of Merger Sub. Upon the closing of the Business Combination, SCHMID Group N.V. became the direct parent of Schmid, a Germany-based technology provider with extensive expertise in high-tech manufacturing processes.

Class A Shares, and warrants to purchase one Class A Share at a price of $11.50, subject to adjustment, Public Warrants (“Public Warrants”), began trading on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “SHMD” and “SHMD.WS”, respectively, on May 1, 2024.

Unless otherwise indicated, “SCHMID Group”, “the Company”, “we”, “us” and “our” refer to SCHMID Group N.V. after conversion into a Dutch public limited liability company and Pegasus TopCo B.V. prior to the conversion into a Dutch public liability company. References to “€” are to the common currency of the European Monetary Union and references to “U.S. dollars”, “$” or “cents” are to the lawful currency of the United States.

FREQUENTLY USED TERMS

Unless otherwise stated in this Annual Report on Form 20-F or the context otherwise requires, references have the following meaning:

“Annual Report” means this annual report of the Company on Form 20-F.

“Board” means the board of directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated May 31, 2023, by and among TopCo, Merger Sub, Pegasus and Gebr. Schmid GmbH, as amended by that First Amendment to Business Combination Agreement dated as of September 26, 2023 and as amended by the Second Amendment to Business Combination Agreement dated as of January 29, 2024, and as it may be further amended from time to time.

“Class A Shares” or the "Shares" means the shares of the Company.

“Closing Date” means April 30, 2024, the date of the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

"Company" means SCHMID Group N.V.

“Continental” means Continental Stock Transfer & Trust Company, the transfer agent and warrant agent of the Company.

"ET" means embedded traces, a process which we believe the next level technology for high-end PCBs & Substrates.

“EU” means the European Union.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

"FCPA" means U.S. Foreign Corrupt Practices Act.

“GDPR” means the European General Data Protection Regulation.

“IAS” means the International Accounting Standard.

“IASB” means the International Accounting Standards Board. “IBR” means the incremental borrowing rate.

“IFRS” means the International Financial Reporting Standards as issued by the IASB.

"mSAP" means modified semi additive processes.

"MergerSub" means Pegasus MergerSub Corp., a Cayman Islands exempted company.

“NASDAQ” means the Nasdaq Stock Exchange in New York.

“NYSE” means the New York Stock Exchange.

“OEMs” means original equipment manufacturers.

“Pegasus” means Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company.

“Pegasus Private Placement Warrants” means the 9,750,000 warrants originally issued in the private placement that occurred concurrently with the closing of Pegasus’s IPO.

“Pegasus Public Warrants” means the 11,250,000 public warrants, each of which is a warrant to purchase one Pegasus Class A Ordinary Share at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

“Pegasus Warrants” means collectively the Pegasus Public Warrants and the Pegasus Private Placement Warrants.

"PCB" means printed circuit board.

"RMB" means the Chinese Renminbi.

"SAP" means semi-additive processes.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schmid” or “SCHMID” means SCHMID Group N.V.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sponsor” means Pegasus Digital Mobility Sponsor LLC., a Cayman Islands limited liability company, which is the sponsor of Pegasus.

“TopCo” means Pegasus TopCo B.V., a Dutch private liability company (besloten vennootschap met beperkte aansprakelijkheid) which has been converted and renamed to SCHMID Group N.V. on April 30, 2024.

"XJ Harbour" means XJ Harbour HK Limited.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains or may contain forward-looking statements that involve significant risks and uncertainties. Statements contained in this Annual Report, other than statements of historical fact, including statements about SCHMID’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts are forward-looking statements. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Annual Report include, but are not limited to, statements regarding SCHMID’s operations, cash flows, financial position and dividend policy.

Forward-looking statements are subject to risks and uncertainties. The risks and uncertainties include, but are not limited to:

●	our future financial condition and operating results;
●	our ability to remain in compliance with financial covenants under our financing arrangements;
●	our ability to extend, renew or refinance our existing debt;
●	our liquidity and losses from operations and projected cash flows and related impact on our ability to continue as a going concern;
●	our growth, expansion and acquisition prospects and strategies, the success of such strategies, and the benefits we believe can be derived from such strategies;
●	our ability to effectively manage our inventory and inventory reserves;
●	impairments of our goodwill or other intangible assets;
●	changes in consumer spending patterns and overall levels of consumer spending;
●	our ability to further upgrade our information technology systems and infrastructure, including our accounting processes and functions;
●	our ability to continue to remedy weaknesses in our internal controls;
●	costs as a result of operating as a public company;
●	our assumptions regarding interest rates and inflation;
●	changes affecting currency exchange rates;
●	continuing business disruptions arising from the on-going war in Ukraine and in the aftermath of the coronavirus pandemic;
●	our financial condition and ability to obtain financing in the future to implement our business strategy and fund capital expenditures, acquisitions and other general corporate activities;
●	estimated future capital expenditures needed to preserve our capital base;

●	changes in general economic conditions in the Federal Republic of Germany (“Germany”), and the European Union, the United States of America and the People’s Republic of China, including changes in the unemployment rate, the level of energy and consumer prices, wage levels, etc.;
●	the market acceptance of our products by our customers and our ability to adapt to technological changes;
●	the growth in the market for Embedded Traces technology in our products;
●	changes in our competitive environment and in our competition level;
●	the occurrence of accidents, terrorist attacks, natural disasters, fires, environmental damage, or systemic delivery failures;
●	our inability to attract and retain qualified personnel, consultants and collaborators;
●	changes in laws and regulations;
●	our expectations relating to dividend payments and forecasts of our ability to make such payments; and
●	other factors discussed in “Item 3. Key Information — D. Risk Factors” in this Annual Report.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described under the section titled “Item 3. Key Information — D. Risk Factors” in this Annual Report. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Annual Report.

In addition, statements that “Schmid believes” or “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date such statements are made. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither SCHMID nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Annual Report and any subsequent written or oral forward-looking statements that may be issued by SCHMID or persons acting on our behalf. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this Annual Report as described in “Item 3. Key Information — D. Risk Factors”, “Item 4 —Information on the Company” and “Item 5 — Operating and Financial Review and Prospects”. Given these risks, uncertainties and other important factors, you should not place undue reliance on these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Annual Report. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. Except as required by law, we assume no obligation to update any forward-looking statements publicly, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in Item 6.A, “Directors and Senior Management” below.

The business address for each of the directors and executive officers of the Company is Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany.

B. Advisers

Clifford Chance PmbB, Junghofstrasse 14, 60311 Frankfurt, Germany, has acted as U.S. counsel for Pegasus and is acting as U.S. counsel to the Company following the closing of the Business Combination which occurred on April 30, 2024.

Clifford Chance LLP, Amsterdam Droogbak 1A 1013 GE, Netherlands, has acted as Dutch counsel for Pegasus and is acting as Dutch counsel to the Company following the closing of the Business Combination.

C. Auditors

For the fiscal years ended December 31, 2023, 2022 and 2021, KPMG AG Wirtschaftsprüfungsgesellschaft, Friedenstraße 10, 81671 Munich, Germany has acted as independent registered public accounting firm for the Company.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report, including without limitation “Item 5 — Operating and Financial Review and Prospects,” and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. The following risk factors have been organized by category for ease of use; however, many of the risks may have impacts in more than one category.

Risk Factors Summary

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

●	SCHMID’s ability to maintain the listing of our securities on the NASDAQ;
●	Our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;
●	Schmid faces intense competition in the markets and industries in which it operates, and Schmid’s competitiveness depends on being successful in new product development and to market its embedded traces technology.
●	The reputation of Schmid’s brand is an important company asset and is key to Schmid’s ability to remain a trusted supplier of specialty products, equipment and services.
●	Schmid’s profitability could suffer if its cost management strategies are unsuccessful, or Schmid’s competitors develop an advantageous cost structure that Schmid cannot match.
●	Schmid’s direct customers and their direct and indirect customers face numerous competitive challenges, which may materially adversely affect their business and as a result Schmid’s business.
●	Schmid’s revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future due to the nature of its business.
●	Any disruptions to Schmid’s supply chain, significant increases in material costs, or shortages of critical components, could adversely affect Schmid’s business and result in increased costs.
●	Most of Schmid’s revenue is derived from the electronics business which subjects its revenues and profitability to fluctuations and developments in one global area of business.
●	Economic, financial, geopolitical, epidemiological, or other conditions could result in business disruptions which could seriously harm Schmid’s future revenue and financial condition and increase Schmid’s costs and expenses.
●	Schmid’s operations and assets in foreign jurisdictions may be subject to significant political and economic uncertainties.
●	Schmid’s management has limited experience in operating a public company.
●	Schmid’s ability to obtain additional capital on commercially reasonable terms may be limited.
●	Schmid is generally subject to substantial regulation and laws and unfavorable changes to, or its failure to comply with, these regulations and/or laws could substantially harm its business and operating results.

●	Failure of information security and privacy concerns could subject Schmid to penalties, damage Schmid’s reputation and brand, and harm Schmid’s business and results of operations.
●	Schmid may be unable to successfully execute its growth initiatives, business strategies, or operating plans.
●	Schmid’s know-how and innovations, which it relies on for its current and future business, may not be adequately protected.
●	Schmid’s patent applications may not be successful, which may have a material adverse effect on Schmid’s ability to prevent others from commercially exploiting products similar to Schmid’s products.

Risks Related to Our Business, Technology, and Industry

In the markets and industries in which we operate, we face intense competition and our failure to compete successfully in product development may have an adverse effect on our business, financial condition, and results of operations.

The electronic and photovoltaic industries in which we operate are highly competitive. We encounter competition from numerous and varied competitors in all areas of our business, especially in photovoltaics. For example, the photovoltaic industry includes large Chinese players who often dominate equipment manufacturing as the market is highly commoditized, price driven and under the focus of the Chinese government, which seeks to implement favorable industry policy for local producers. Further, we face competition not only from competitors who manufacture similar products, but also those who may offer a variety of other alternative products. Additionally, industry consolidation may result in larger, more homogeneous, and potentially stronger competitors in the markets in which we compete in the future.

We compete primarily on the basis of product quality, innovation, technology, brand reputation as well as through the services and support we offer. Our competitors may continue to develop their existing portfolios of products, introduce new products and enhance their existing products, which could cause a decline in market acceptance of our products. Our competitors may also improve their manufacturing processes or expand their manufacturing capacity, which could make it more difficult or costly for us to compete successfully. In addition, our competitors could enter into exclusive arrangements with our existing or potential customers or suppliers, which could limit our ability, or make it significantly more costly, to acquire necessary raw materials or to generate sales.

Some of our competitors may have or may obtain greater financial, technical, and marketing resources than we do. This would allow them to devote greater resources to promoting and selling certain products. Unlike many of our competitors who specialize in a single or limited number of product lines, we have a portfolio of businesses and must allocate resources across those businesses. As a result, we may invest less in certain areas of our business than our competitors invest which may lead to a competitive disadvantage.

Further, because some of our competitors are small divisions of large, international businesses, these competitors may have access to greater resources than we do and may therefore be better able to withstand a change in conditions within our industry or the economy as a whole.

Some of our competitors may also incur fewer expenses than we do in creating, marketing, and selling certain products and may face fewer risks in introducing new products to the market. This circumstance results from the nature of our business model, which is based on providing innovative and high-quality products, and therefore may require us to spend a proportionately greater amount on R&D than some of our competitors. If our pricing, marketing resources or other factors are not sufficiently competitive, or if there is an adverse reaction to our product decisions, we may lose market share in certain areas, which could adversely affect our business, financial condition, and results of operations.

Additionally, competitors could benefit from favorable tax regimes or additional governmental grants and subsidies. Certain of our competitors in various countries in which we do business, including China, may be owned by or affiliated with members of local governments and political entities. These competitors may receive special treatment with respect to regulatory compliance and product registration, while certain of our products, including those based on new technologies, may be delayed or even prevented from entering into the local market.

Escalating trade tensions, for example between the United States and China, can also lead to restrictions on the import and export of certain goods and technologies to or from certain countries. Further, additional trade import taxes can create disruption in competitiveness. Disruption in the global supply chain due to an escalation of trade tensions, the outbreak of war, a disease epidemic or other unexpected situation can cause certain services, goods and materials to be unavailable or in limited supply and can further limit production capability and result in an inability to produce equipment for customers within an acceptable timeframe and at the needed volume. Such disruptions can have a material impact on our business, results of operations and financial condition. in time and in the needed volume.

We are currently in the process of patenting the technology for embedded traces (“ET”) which we believe is the next level technology for high-end PCBs & substrates. We believe we are the only participant in the market that is currently able to supply equipment for ET production and our best estimate, based on third-party data from a leading international consultancy firm, assumes that the ET market for high-end PCB equipment will grow substantially in 2024. If competitors concentrate on the ET as well and develop either better or more cost competitive processes and machinery, we could fail to capture the growth we expect in the ET market, which could have a material adverse effect on our business, financial condition, and results of operations.

The reputation of our brand is an important company asset and is key to our ability to remain a trusted supplier of specialty products, equipment and services.

We have maintained a strong reputation in the electronics and photovoltaics industries for more than 160 years. Our products, equipment and services are associated with long-lasting and reliable high quality.

The reputation of our brand is an important company asset and is key to our ability to remain a trusted supplier of specialty products, equipment and services and to attract and retain customers. Negative publicity regarding our company or actual, alleged, or perceived issues regarding one of our products or services, particularly given the high cost-of-failure nature of our products and services, could harm our relationships with customers and may adversely affect our credibility and our business.

Our business is dependent on the continued acceptance by our customers of our existing products and services and the value placed on them. If these products and services do not maintain market acceptance, our revenues may decrease. A portion of our sales originate from our worldwide customer-oriented services, which is an important element of our business. If we do not devote sufficient resources or are otherwise unsuccessful in assisting our customers effectively with the products sold to them, we could adversely affect our ability to retain existing customers and could discourage prospective customers from adopting our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We may also be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business, results of operations and financial condition.

We are also continually investing in new product development to expand our offerings beyond our traditional products and services. Market acceptance of any new products or services may be affected by customer confusion surrounding our introduction of new products and services. Our expansion into new offerings may present increased risks and efforts to expand beyond our traditional products and services may not succeed. However, if we do not continue to innovate and provide innovative machinery and technological solutions that are competitive within our industry, we may lose customers, and our revenues and results of operations could suffer.

Through our products, we have established ourselves as one of the leaders in quality and innovation in the markets in which we operate. For that reason, our customers are willing to pay above market prices for our machinery and technological solutions. If we do not continue to innovate and provide innovative machinery and technological solutions that are competitive within our industry, our customers may no longer be willing to pay above market price for our machinery and technological solutions or may move to our competitors. Our customers moving to our competitors could have a material adverse effect on our business, financial condition, and results of operations.

In addition, our business is subject to constant and rapid technological change, product obsolescence, price erosion, evolving standards, and raw material price fluctuations. The industry is currently affected by localization and a shift in customers’ businesses. In particular, there is currently a reorganization of the global supply chain underway, with a focus on decreasing dependency on China. The trends and characteristics in these industries may cause significant fluctuations in our results of operations and cash flows and have a material adverse effect on our financial condition. Our growth and success depend upon our ability to enhance our existing products and services and to develop and introduce new products and services to keep pace with such changes and developments and to meet changing customer needs and preferences. However, newer products or services may not achieve market acceptance if current or potential customers do not value the benefits of using our products, do not achieve favorable results using our products, use their budgets for different products, experience difficulties in using our products, or believe that our products are not cutting edge or do not add as much value as our competition’s products. If these newer products and services do  not achieve market acceptance, there could be a material adverse effect on our business, financial condition, and results of operations and our profitability could decline. Additionally, changes, including technological changes, in our customers’ products or processes may make our specialty machines unnecessary or reduce the quantity of our specialty machines needed for a given product or process, which would reduce the demand for such. We have had, and may continue to have, customers who find alternative materials or processes and therefore no longer require our products, which could have a material adverse effect on our business, financial condition, and results of operations. Further, our plans for operating our business and leading further growth include adding new products and services. These investments could contribute to losses, and we cannot guarantee whether or when any of these plans will be successful with customers or result in an improvement in profits for our business.

In addition, we may fail to anticipate the impact of new and emerging technology or changes in trends, fail to accurately determine market demand for new products and services, experience cost overruns, delays in delivery or performance problems, or create market confusion by making changes to our existing products and services. If we are not successful in obtaining acceptance for new products or services, demand for our products and services may decline and/or we may not be able to grow our business or growth may occur more slowly than we anticipate. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings or market shifts. Furthermore, if our customers deviate from the envisaged timeline for the introduction of new technology, the sales of our newer products could be adversely affected. Failure to anticipate or quickly adapt to changes in our customers’ product introduction timelines could have a material adverse effect on our business, financial condition, and results of operations.

Our profitability could suffer if our cost management strategies are unsuccessful, or our competitors develop an advantageous cost structure that we cannot match.

Our ability to improve or maintain our profitability is dependent on our ability to successfully manage our costs. Our cost management strategies include maintaining appropriate alignment between the price of raw materials, the demand for our offerings and our resource capacity and maintaining or improving our sales and marketing and general and administrative costs as a percentage of revenues. If our cost management efforts are not successful, our efficiency may suffer, and we may not achieve desired levels of profitability. In addition, we may not be able to implement our cost management efforts in a manner that permits us to realize the cost savings we anticipate in the time, manner, or amount we currently expect, or at all due to a variety of risks, including, but not limited to, difficulties in integrating shared services within our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our cost savings plans, and other unexpected costs associated with operating our business. If we are not effective in managing our operating costs in response to changes in demand or pricing, or if we are unable to absorb or pass on increases in the compensation of our employees or costs of raw materials, we may not be able to invest in our business in an amount necessary to achieve our planned rates of growth, and our business, financial condition, and results of operations could be materially adversely affected.

It may be possible for our current or future competitors to gain an advantage in product technology, manufacturing technology, or process technology, which may allow them to offer products or services that have a significant advantage over our offerings. Advantages could be in price, capacity, performance, reliability, serviceability, industry standards or formats, brand and marketing, or other attributes. If we do not compete successfully by developing and deploying new cost-effective products, processes, and technologies on a timely basis and by adapting to changes in our industry and the global economy, there could be a material adverse effect on our business, financial condition, and results of operations. Similarly, our products are used by manufacturers of component parts for a variety of industries. To the extent these industries become more sensitive to input costs, we may face price pressure. Our ability to respond to such pressures depends on the strength and viability of our internal cost management and pricing programs. Any failure of these programs could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to continuously develop new, improved and more cost-effective technologies and products, this could have a material adverse effect on our business, financial condition and results of operations.

We depend on our continued ability to develop new, improved and more cost-effective technologies and products, to produce the same in a cost-effective manner and to commercialize and distribute new products successfully. The trend towards commoditization and standardization in some of our markets is further increasing the importance of research and development as we need to offer specialized products that are offering higher value to customers in order to achieve satisfactory margins.

We may not be able to successfully and constantly adapt, expand and improve our research and development activities, product portfolio and our marketing strategy in a timely manner and to the necessary extent, or may lack the capacity to invest the required level of human or financial resources in the development of  new products required to respond to the existing trends and future changes. Competitors, in particular those with greater financial resources, might be able to outperform us by developing new technologies or products with favorable characteristics. In addition, the market for a newly developed technology or product may unexpectedly decline or could even disappear. In such case, all or part of our investments in the development of the relevant technology or product, which might be substantial, may be lost.

If we fail to continuously develop new, improved and more cost-effective technologies and products and to constantly adapt our research and development activities, product portfolio and marketing strategy to new trends and technological changes, this could have a material adverse effect on our business, financial condition and results of operations.

Our direct customers and their direct and indirect customers face numerous competitive challenges, which may materially adversely affect their business and ours.

Factors adversely affecting our direct customers and their direct and indirect customers may also adversely affect us. These factors include recessionary periods in their markets, their inability to adapt to rapidly changing technology and evolving industry standards, their inability to develop, market, or gain commercial acceptance of their products, some of which are new and untested and their products becoming commoditized or obsolete. Our customers are also subject to a highly competitive consumer products industry, which may have shorter product lifecycles, shifting end-user preferences, and higher revenue volatility.

If our customers or our customers’ direct and indirect customers in the ultimate end-markets are unsuccessful in addressing these competitive challenges, their businesses may be materially adversely affected, reducing the demand for our offerings, decreasing our revenues, or altering our production cycles and inventory management, each of which could have a material adverse effect on our business, financial condition, and results of operations.

Our revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future.

If demand for our products fluctuates as a result of economic conditions or for other reasons, our revenue and profitability could be impacted. Our future operating results will depend on many factors, including the following:

●	business, political, and macroeconomic changes, and the overall global economy;

●	wars or epidemic events;
●	changes in consumer confidence caused by many factors, including changes in interest rates, credit markets, expectations for inflation, unemployment levels, and energy or other commodity prices;
●	fluctuations in demand for our customers’ and their customers’ products;
●	our ability to forecast our customers’ demand for our products accurately;
●	our ability to anticipate secular trends that affect demand for our products and the degree to which those trends materialize;
●	our customers’ ability to manage the inventory that they hold and to forecast accurately their demand for our products;
●	our ability to achieve cost savings and improve yields and margins on our new and existing products; and
●	our ability to utilize our capacity efficiently or acquire additional capacity in response to customer demand.

It is likely that our future operating results could be adversely affected by one or more of the factors set forth above or other similar factors. If our future operating results are below the expectations of stock market analysts or our investors, our stock price may decline.

Any disruptions to our supply chain, significant increase in material costs, or shortages of critical components, could adversely affect our business and result in increased costs.

Any disruptions to our supply chain, significant increases in the cost of materials or shortages of critical components, could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to: market shortages due to surge in demand for any particular part or component, increases in prices or impact of  inflation, the imposition   of regulations, quotas or embargoes on components, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, supply bottlenecks resulting from plant closures and production adjustments due to public health crises, such as pandemics and epidemics, third-party interference in the integrity of the parts and components sourced through the supply chain, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism, and disruptions in utilities and other services. In addition, any future updates or modifications to the anticipated design of Schmid products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our results of operations, financial condition and prospects.

Any continued decline or disruption in the photovoltaics, and electronics markets or any economic downturn or uncertainty, in particular in Europe and Asia, could materially adversely affect our business, results of operations, and financial condition.

In recent years, we have generated a large percentage of our revenue in China and Europe. Any continued decline or disruptions in those markets, especially in respect to the photovoltaics and electronics market, could have a direct impact on our business. Trends in nearshoring global semiconductor supply chains could also directly impact our business as customers may choose to move to competitors whose production facilities are closer to their factories. We have also historically been impacted by economic declines or disruptions in those markets, for example the outbreak of the COVID-19 pandemic which led to severe interruptions to business operations generally and within China in particular. Any similar decline or disruption in the future could materially adversely affect our business, results of operations, and financial condition.

Our performance also depends on the financial health and strength of our customers, which in turn is dependent on the economic conditions of the markets in which we and our customers operate. Declines or uncertainties in Europe, the United States, China and other global economies may lead customers to delay or reduce purchases of our products and services as they take measures to reduce their operating costs, including by delaying the development or launch of new products and brands and/or reducing R&D spending generally.

We are also sensitive to general trends and changes in the key markets we serve. Some of these markets, including the market for substrate manufacturing, exhibit a degree of cyclicality. Decisions to purchase our products and equipment are largely the result of the performance of these and other end-markets. If demand for output in these end-markets decreases, demand for our offerings will decrease as well. Demand for the products produced by customers in our end-markets is impacted by numerous factors, including macroeconomic conditions, prices of commodities, rates of infrastructure spending, consumer confidence and spending, labor conditions, and fuel costs, among others. For example, public skepticism of autonomous driving may negatively impact the demand for high-frequency sensors, which could result in decreased demand for our products. Increases or decreases in these variables globally may significantly impact the demand for our offerings and could have a material adverse effect on our business, financial condition, and results of operations. If we are unable to accurately predict demand in our end-markets or of the customers we serve, we may be unable to meet our customers’ needs, resulting in the loss of potential sales.

Alternatively, we may manufacture excess products, resulting in increased inventories and overcapacity in our manufacturing facilities, increasing our incremental production costs and decreasing our operating margins. In addition, mergers or consolidations among our customers could reduce the number of our customers and potential customers. Consolidation in certain industries that we serve might also adversely affect or otherwise impact our revenues even if these events do not reduce the activities of the consolidated entities. When entities consolidate, overlapping services previously purchased separately are usually purchased only once by the consolidated entity, leading to loss of revenues. In addition, consolidated entities can better negotiate pricing terms while reducing spending on other services that were previously purchased by one of the merged or consolidated entities which may be deemed unnecessary or cancelled. Any such developments among our customers could have material adverse effect on our business, financial condition, and results of operations.

Most of our revenue is derived from our electronics business and while we believe that the business we operate in will grow significantly in the future, this may not materialize which could mean that we fail to reach our 2024 projected revenues and EBITDA.

While we focus on several sectors such as electronics and photovoltaics, the majority of our revenue is achieved from our business with electronics customers. If one or more of the products and services we offer in this business area does not continue to remain profitable or we fail to maintain the quality of the products we offer for any reason, our business, financial condition, and results of operations may be materially adversely affected.

In particular, in our best estimate, based on third-party data from a leading international consultancy firm, the ET market for high-end PCB equipment will grow substantially in 2024. If the high-end PCB equipment market develops differently, for instance if traditional process technologies or other new technologies continue to capture most or all of the high-end PCB equipment market, we would not be able to grow our own revenues through our ET process technology, which could have a material adverse effect on our business, financial condition, and results of operations.

Our future business plans are formulated on the expectation of positive long-term trends and drivers in the market in which we operate. Key drivers of this growth are technology such as mobile devices and wearables as well as automotive and mobility innovations. If our expectations and estimates are not correct or do not materialize in the manner in which we anticipate, this could have a negative impact on our future business plans and results of operations. In particular, our current projections for our revenues and EBITDA for fiscal year 2024 are based on our current assessment of the macroeconomic conditions in our key target markets and in particular the development of the electronics businesses and significant customer orders. While we based our projections on market trends and discussions with key customers as well as our order backlog as of December 31, 2023, the forecasted revenues and EBITDA may not materialize as we project due to various external factors or delays in order timing or other factors such as competitors receiving orders which we have forecasted to be received by us in 2024.

Difficult and volatile conditions in the capital, credit and commodities markets and in the overall economy could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Difficult global economic conditions, including concerns about sovereign debt and significant volatility in the capital, credit, and commodities markets, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. These global economic factors, combined with low levels of business and consumer confidence and high levels of unemployment, precipitated a slow recovery from the global recession and from time to time create a concern about a return to recessionary conditions. These difficult conditions and the overall economy can affect our business in several ways. For example:

●	as a result of the volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows;
●	under difficult market conditions, there can be no assurance that borrowings under our revolving credit facility would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all;
●	in order to respond to market conditions, we may need to seek waivers from certain provisions in financing agreements, and in such case, there can be no assurance that we can obtain such waivers at a reasonable cost, if at all;
●	market conditions could cause the counterparties to the derivative financial instruments we may use to hedge our exposure to interest rate, commodity, or currency fluctuations to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become more costly; and
●	market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

In general, downturns in economic conditions can cause fluctuations in demand for our and our customers’ products, product prices, volumes, and margins. Future economic conditions may not be favorable to our industry and future growth in demand for our products, if any, may not be sufficient to alleviate any existing or future conditions of excess industry capacity. A decline in the demand for our products or a shift to lower margin products due to deteriorating economic conditions could have a material adverse effect on our business, financial condition, and results of operations and could also result in impairments of certain of our assets. We do not know if market conditions or the state of the overall economy will maintain its current course, improve, or decline in the near future. We  cannot provide assurance that  any decline in economic conditions or economic downturn in one or more of the geographic regions in which we sell our products would not have a material adverse effect on our business, financial condition, and results of operations.

Foreign currency exchange rate fluctuations and volatility in global currency markets could have a material adverse effect on our business, financial condition, and results of operations.

Our combined financial statements are presented in Euros. Our international sales and operations expose us to fluctuations in foreign currency exchange rates. These movements in exchange rates may cause our revenues and expenses to fluctuate, impacting our profitability and cash flows and our results generally.

A significant part of our costs and revenues is denominated in currencies other than the Euro, with the significant majority of our non-Euro denominated revenues being in RMB and a significant majority of our costs being denominated in Euro. Because a majority of our revenues and costs are denominated in currencies other than the Euro, changes in foreign currency exchange rates, in particular a depreciation of the Euro against the RMB, could reduce our ability to service our debt.

These risks related to exchange rate fluctuations and currency volatility may increase in future periods as our operations outside of Europe continue to expand. Consequently, our business, financial condition, and results of operations may be materially adversely affected by fluctuations in currency exchange rates.

Natural disasters, catastrophes, fire, or other unexpected events could have a material adverse effect on our business, financial condition, and results of operations.

Many of our business activities involve substantial investments in manufacturing facilities. These facilities could be materially damaged by natural disasters, such as floods, tornadoes, hurricanes, and earthquakes, or by catastrophes, fire or other unexpected events such as adverse weather conditions or other disruptions to our facilities, supply chain, or our customers’ facilities. We could incur uninsured losses and liabilities arising from any such events, including damage to our reputation, and/or suffer severe impairments to our operational capacity, which could have a material adverse impact on our business, financial condition, and results of operations.

Any natural disaster, catastrophe, fire, or other unexpected event could result in personal injury and loss of life, damage to property, and contamination of the environment, which may result in a shutdown of our facilities, suspension of operations, and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, and claims by governmental entities or third parties. We are dependent on the continued operation of our production facilities, and the loss or shutdown of operations over an extended period at any of our other major operating facilities could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to retain existing key customers, or if our key customers fail to grow their own sales in the future, our business, results of operations, and financial condition could be materially adversely affected.

We have a concentrated customer base and are dependent on a small number of significant customers in the technology sector for a large percentage of our sales and revenue. For fiscal year 2023, the two largest customers measured in terms of sales volume represented approximately 38% of our revenues and the ten largest customers represented approximately 71% of our revenues. For the fiscal year 2021, we had more than 60 customers and in 2022 we had more than 70 customers with an approximately similar number of customers in 2023. If we fail to retain these key customers or if we fail to replace orders in one period from key customers with orders from other customers in subsequent periods our own results could be materially adversely impacted.

After introducing our products into their operations, our customers often become highly dependent on our continued provision of products and services. This means that a part of our revenue is derived from subsequent business following the original customer purchase. If such customers were to switch to other providers, we would lose revenue from both initial business as well as subsequent business from follow-on sales and services.

Further, our key customers may fail to grow their own sales in the future which may result in withdrawing from business with us. Loss of any such customer or any disruption in our relationship with such customers could result in decreased revenues. If we are unable to replace revenue generated by one or more of our major customers, our revenue may significantly decrease, which would have a material adverse effect on our business, financial condition, and results of operations.

Our business, financial condition, and results of operations could be adversely affected by decreases in the average selling prices of products.

Decreases in the average selling prices of our products may have a material adverse effect on our business, financial condition, and results of operations. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency or by shifting to higher margin products. In the past, we have elected to discontinue selling certain products as a result of sustained material decreases in the selling price of such products and our inability to effectively offset such decrease through shifts in operations. If we are unable to respond effectively to decreases in the average selling prices of our products in the future, our business, financial condition, and results of operations could be materially adversely affected. Further, while we may elect to discontinue products that are significantly affected by such price decreases, we can provide no assurance that any such discontinuation will mitigate the related declines in our financial condition.

We may be required to record an impairment charge on our accounts receivable if we are unable to collect the outstanding balances from our customers.

We typically pre-finance a large portion of development services and resources for manufacturing customer-specific products and frequently sell products and services to customers on credit. While we carry out credit checks for our customers and generally require down payments for orders, there is a risk of delay for payments of the remaining amounts or that customers do not fulfil their payment obligations in full. We estimate the collectability of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer creditworthiness, and current economic trends. We continuously monitor collections from our customers and maintain adequate impairment allowance for doubtful accounts. However, if the bad debts significantly exceed our impairment allowance, we may be required to record an impairment charge and our business, financial condition, and results of operations could be materially adversely affected.

Economic, financial, geopolitical, epidemiological, or other conditions could result in business disruptions which could seriously harm our future revenue and financial condition and increase our costs and expenses.

Concerns over inflation, geopolitical issues, the U.S. financial markets, foreign exchange rates, capital and exchange controls, unstable global credit markets and financial conditions, the COVID-19 pandemic, supply chain disruptions and economic issues have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. In addition, there is a risk that one or more of our current or future service providers, manufacturers, suppliers and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

Our operations, and those of third-party contractors and consultants upon which we rely, could be subject to wildfires, earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war (including trade wars), political instability or other conflicts, and other natural or man-made disasters or other events outside of our control that could disrupt our business. In February 2022, armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries, following Russia’s invasion of Ukraine, against Russia to date include restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. It is not possible to predict further actions by the United States and other countries and the broader consequences of this war, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Our ability to obtain supplies and materials for the production of our products could be disrupted if the operations of our suppliers are affected by a man-made or natural disaster or other business interruption. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay the marketing or development of some or all of our products and services. Although we maintain property damage and business interruption insurance coverage, our business, financial condition, and results of operations may be seriously harmed should the losses we suffer as a result of such property damage and/or business interruption substantially exceed our insurance coverage and we are required to make up for this shortfall.

Risks Related to our Operations

Our global operations subject us to increased risks.

We have global operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social, and economic conditions, and unforeseeable developments in a variety of jurisdictions. We have a significant presence in several major regions, including certain emerging markets such China, and we plan to continue and diversify global expansion. Our global operations are subject to the following risks, among others:

●	political instability, including regime changes, and corruption;
●	acts of terrorism and military actions in response to such acts;
●	unexpected changes in regulatory environments and government interference in the economy;
●	changes to economic sanctions laws and regulations, including regulatory exemptions that currently authorize certain of our limited dealings involving sanctioned countries;
●	increasingly stringent laws related to privacy and consumer and data protection, including the EU General Data Protection Regulation and US State privacy and security breach notification laws;
●	international trade disputes that could result in tariffs or other protectionist measures;
●	social unrest, crime, strikes, riots and civil disturbances;
●	varying tax regimes, including with respect to the imposition of confiscatory taxes, other unexpected taxes, or withholding taxes on remittances and other payments by our partnerships or subsidiaries;
●	differing labor regulations, particularly in Germany and China where we have a significant number of employees;

●	rising wages and rates of inflation;
●	fluctuations in foreign currency exchange rates and foreign exchange controls and restrictions on repatriation of funds;
●	the outbreak of disease pandemics and responsive governmental measures;
●	inability to collect payments, or seek recourse under, or comply with ambiguous or vague commercial or other laws;
●	difficulty in obtaining, or denial of, export licenses or delay or interruption of the transportation of our products;
●	differing protections for intellectual property rights;
●	increased risk of cybersecurity incidents and cyberattacks from third-party and state actors and privacy violations;
●	difficulties in attracting and retaining qualified management and employees;
●	increased credit risk and different financial conditions of customers and distributors may necessitate longer payment cycles of accounts receivable or result in increased bad debt write-offs (including due to bankruptcy) or additions to reserves;
●	differing business practices, which may require us to enter into agreements that include non-standard terms; and
●	difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brand, and lack of local acceptance of our products and services.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, but there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition, and results of operations may be materially adversely affected.

Our business in various markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in different legal, regulatory, economic, social, and political conditions. We may not succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

Furthermore, any of the foregoing factors or any combination thereof could have a material adverse effect on our business, financial condition, and results of operations.

We may also face difficulties managing and administering an internationally dispersed business. In particular, the management of our personnel across several countries can present logistical and managerial challenges. Additionally, international operations present challenges related to operating under different business cultures and languages. We may have to comply with unexpected changes in foreign laws and regulatory requirements, which could negatively impact our operations and ability to manage our global financial resources. Export controls or other regulatory restrictions could prevent us from shipping our products into and from some markets. Moreover, we may not be able to adequately protect our trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in several countries.

Changes in tax regulations in Germany or the United States and other jurisdictions, including under and with respect to bilateral and multilateral tax treaties, or the interpretation thereof, could significantly reduce the financial performance of our foreign operations or the magnitude of their contributions to our overall financial performance. In addition, the interpretation and application of consumer and data protection laws in the United States, Europe, and elsewhere are often uncertain, contradictory, and in flux. It is   possible that any such newly introduced or amended laws are interpreted and applied in a manner that is inconsistent with our data practices. If so, this could result in government-imposed fines or orders requiring that we change our data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

We are not insured against all potential risks.

To the extent available, we maintain insurance coverage that we believe is customary in our industry, covering our respective properties, operations, personnel, and businesses. Such insurance does not, however, provide coverage for all liabilities, including certain hazards incidental to our business, and we can provide no assurance that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. For example, the occurrence of a significant business interruption in the operation of one or more of our key facilities, countries, business partners, or systems could result in liability to us that is not insured and therefore could have a material adverse effect on our business, financial condition, and results of operations. In addition, our products are used in or integrated with many high-risk end-products and therefore if such products were involved in a disaster or catastrophic accident, we could be involved in litigation arising out of such incidents and susceptible to significant expenses or losses.

In the event of a total or partial loss affecting any of our property, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to obtain replacement units or inventory may cause significant delays, which may have a material adverse effect on our business, financial condition, and results of operations. In addition, certain zoning laws and regulations may prevent rebuilding substantially the same facilities in the event of a casualty, which may have a material adverse effect on our business, financial condition, and results of operations.

As a result, we cannot assure you that we are insured against all potential risks or for those risks that are covered by insurance that the insurance proceeds will compensate us fully for our losses, which could result in a material adverse effect on our business, financial condition, and results of operations.

Our ability to use and operate certain portions of our facilities may be limited by the validity of, or a default or termination under, our real property leases.

Certain portions of our facilities are leased from third-party landlords, and we continue to lease facilities in the future. The invalidity of, or default or termination under, any of our leases may interfere with our ability to use and operate all or a portion of certain of our facilities, which may have a material adverse effect on our business, financial condition, and results of operations.

Our operations and assets in foreign jurisdictions may be subject to significant political and economic uncertainties.

We operate and have subsidiaries and partners in various jurisdictions such as China, Taiwan, South Korea, Malaysia and the United States. Changes in laws and regulations, or their interpretation, or the imposition of unexpected or confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of  currency, or the nationalization or other expropriation of  private enterprises could have a material adverse effect on our business, financial condition, and results of operations of our subsidiaries. For example, under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

The foreign economies may differ from the economies of Germany or the U.S. in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While such economies may have experienced significant growth in the past 30 years, growth may have been uneven, both geographically and among various sectors of the economy. Such economies may not continue to grow and if there is growth, such growth may not be steady and uniform. If there is a slowdown, such slowdown may have a negative effect on our business and operations in such economies as well as on our business in general. We can provide no assurance that the various macroeconomic measures and monetary policies adopted by the foreign governments to guide economic growth and the allocation of resources will be effective in sustaining the growth rate of the respective foreign economies. If growth of such economies stagnates or there is an economic downturn, our business, financial condition, and results of operations may be materially adversely affected.

Uncertainties presented by the foreign legal systems could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition, and results of operations.

We operate and have subsidiaries and partners in various jurisdictions such as China, Taiwan, Korea, Malaysia and the United States. Our operations in foreign jurisdictions are subject to foreign applicable laws, rules and regulations. In such jurisdictions, a fully integrated legal system may not yet be developed, or imposed laws may not sufficiently cover all aspects of economic activities and prior court decisions may have limited value as precedents. Additionally, foreign statutes may often be principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws. In particular, some of these laws and regulations may be relatively new, and there may be limited volume of published decisions. For that reason interpretation and enforcement of these laws and regulations involve uncertainties.

In addition, a legal system may be based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, as administrative and court authorities may have significant discretion in interpreting and implementing statutory, regulatory, and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into in foreign jurisdictions. As a result, these uncertainties could have a material adverse effect on our business, financial condition, and results of operations.

Our management has limited experience in operating a public company.

Our management has limited experience in the management of a publicly listed company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the combined company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies. The development and implementation of the standards and controls necessary for the combined company  to achieve the level of accounting standards required of a public company listed in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Material increases in labor costs in China could have an adverse impact on our business and operating results.

We operate a number of manufacturing facilities in China. In past years, we and other manufacturers have experienced increases in labor costs in our Chinese facilities due to rising inflation. Increases in the cost of labor in manufacturing facilities in China, including those of Schmid, are expected to continue to occur in the future.

To the extent we are unable to pass on increases in labor costs to our customers by increasing the prices for our products and services, minimum wage increases, or increases in other labor costs, or to move our operations into a jurisdiction where labor cost is lower, this could have a material adverse effect on our business, financial condition, and results of operations.

Changes in the Chinese government’s policy on foreign investment in China may adversely affect our business and results of operations.

The Foreign Investment Access Special Management Measures (Negative List) (2019 Version) (“Negative List”), which became effective on July 30, 2019, has identified the industrial areas that are restricted or prohibited for foreign investors. The business of our Chinese subsidiaries does not fall within any of such restricted or prohibited areas and their business scope was duly approved by the Chinese foreign investment regulatory authority upon their establishment.

The Negative List may, however, be updated from time to time, and there can be no assurance that the Chinese government will not change its policies in a manner that would render part or all of our business to fall within the restricted or prohibited categories. If we cannot obtain approval from the relevant approval authorities to engage in a business that becomes prohibited or restricted for foreign investors pursuant to any applicable updates under the Negative List, we may be forced to sell or restructure our business in China. If we are forced to adjust our corporate structure or business as a result of changes in government policy on foreign investment, this could adversely affect our reputation, business, financial condition, and results of operations.

The Chinese government may enact further restrictive measures in the future which could adversely affect our reputation, business, financial condition, and results of operations.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

Although we believe our cash and cash equivalents, together with cash we expect to generate from operations and unused capacity available under our revolving credit facility, provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively.

If we are unable to obtain capital on commercially reasonable terms, it could:

●	reduce funds available to us for purposes such as working capital, capital expenditures, research and development, strategic acquisitions, and other general corporate purposes;
●	restrict our ability to introduce new products or exploit business opportunities;
●	increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and
●	place us at a competitive disadvantage.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets.

Accordingly, we may need to engage in equity or debt financings to secure additional funds. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on reasonable terms or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

Risks Related to Regulation and Litigation

Our financial results may be affected by tariffs, border adjustment taxes or other adverse trade restrictions.

We have global operations, including a significant presence in several major regions, including markets such as Malaysia, Taiwan, South Korea, United States, and China. We cannot predict whether the countries in which we operate, or may operate in the future, could become subject to new or additional trade restrictions imposed by the United States or other governments, including the likelihood, type or effect of any such restrictions. The U.S. government imposed various actions regarding trade with China, including levying various tariffs on imports from China, and is contemplating imposing additional actions in the future. Imposing additional tariffs, border adjustment taxes or other adverse trade restrictions on countries where we have operations could have a material adverse effect on our business, financial condition, and results of operations.

The international scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements, or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration, or interpretation of these laws or regulations in any applicable jurisdiction, or our inability to comply with all applicable requirements of these laws or regulations could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our activities or transactions, including the tax treatment or characterization of our tax residency. If any competent tax authorities were to successfully challenge the tax treatment or characterization of any of these, it could result in the disallowance of deductions, the imposition of additional or new taxation in certain jurisdictions, the imposition of withholding taxes on internal deemed transfers or in general, capital gains taxes, including on transfers that have been made and/or deemed to have been made in connection with the Transactions or otherwise, the reallocation of income, penalties, or other consequences that could have a material adverse effect on our business, financial condition, and results of operations.

Our failure to comply with trade restrictions such as economic sanctions and export controls could negatively impact our reputation and results of operations.

We are subject to trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Russia,  Cuba, Iran, Syria, North Korea, and the Crimea Region of  Ukraine. Our failure to successfully comply with any such laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts, and other remedial measures. Investigations of alleged violations can be costly and disruptive. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope, or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations might be administered or interpreted. Any changes in economic sanctions laws in the future could adversely impact our business.

In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation and could cause us to lose existing customers; prevent us from obtaining new customers; negatively impact investor sentiment about our company; require us to expend significant funds to remedy problems caused by violations and to avert further violations; and expose us to legal risk and potential liability — all of which may have a material adverse effect on our reputation, business, financial condition, and results of operations.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), European anti- bribery and corruption laws, and other anti-corruption laws and regulations. The FCPA and European anti- bribery and corruption laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

We may be adversely affected by changes in legislation and regulation, which may impact how we provide products and services.

We are subject to extensive laws, regulations, and industry standards in the various jurisdictions where we operate, market, and distribute our products, including, inter alia, environmental, occupational health and safety, product regulatory and liability, patent and trademark, competition, financial, accounting, and  tax laws and regulations, which vary from jurisdiction to jurisdiction. Legislative and regulatory changes that impact us and our customers’ industries may impact how we provide products and services to our customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us. Delays in adapting our products and services to legislative and regulatory changes could harm our reputation. Also, we may not be as well-equipped to respond to changes in legislation or regulation as some of our competitors or we may become subject to new legislation or regulation with regard to the products and services we offer which could cause us to be prohibited from providing certain services or make provision of affected services more costly.

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules, and regulations, there is no guarantee that we will remain in compliance. Any noncompliance could result in civil, criminal and administrative fees, fines, penalties, taxes, interruptions in our operations, and reputational harm for the company, which may have a material adverse effect on our business, financial condition, and results of operations.

We operate in a litigious environment, which may adversely affect our business, financial condition, and results of operations.

We may become involved in legal actions and claims arising in the ordinary course of business, including litigation regarding employment matters, breach of contract, and other commercial matters. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and/or substantial payment obligations or costs to be borne by us, which could have a material adverse effect on our business, financial condition, and results of operations.

We may be liable for damages based on product liability claims brought against our customers in our end- markets or from our customers and their employees, and any successful claim for damages could have a material adverse effect on our business, financial condition, and results of operations.

In addition, many of our products provide critical performance attributes to our customers’ products that are sold to consumers who could potentially bring product liability suits related to such products. Our sale of these products therefore involves the risk of product liability claims, including class action lawsuits that claim liability for death, injury, or property damage caused by products that we manufacture or that contain our components. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our business, financial condition, and results of operations. While we endeavor to protect ourselves from such claims and exposures in our contractual negotiations, we can provide no assurance that our efforts in this regard will ultimately protect us from any such claims.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and waste; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be costly, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or waste. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not currently maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with storage or disposal of hazardous and flammable materials, including chemicals and biological materials. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on business, financial condition, results of operations and growth prospects.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions that could have a material adverse effect on our business, reputation and growth prospects.

Global climate change legislation could negatively impact our results of operations or limit our ability to operate our business.

We operate production facilities in several countries. In many of the countries in which we operate, legislation has been passed or proposed, or legislation is being considered, to limit greenhouse gases through various means, including the capping and trading of emissions credits. Greenhouse gas regulation in the jurisdictions in which we operate could negatively impact our future results from operations through increased costs of production. We may be unable to pass such increased costs on to our customers, which may decrease our revenues and net income and have a material adverse effect on our business, financial condition, and results of  operations. In addition, the potential impact of climate change regulation on our customers  is highly uncertain and may also materially adversely affect our business, financial condition, and results of operations.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation (“GDPR”), which became effective in 2018, and the State of California adopted the California Consumer Privacy Act of 2018 (“CCPA”); additional U.S. states are likely to adopt measures similar to the CCPA in the near term. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

Compliance with any additional laws and regulations may incur significant costs and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, and damage to our reputation and credibility,  and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security  breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy- related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

Risks Related to Employee Matters, Managing Growth, and Relationships with Suppliers and Other Third Parties

If we do not continue to attract, motivate, and retain members of our senior management team and qualified employees, we may not be able to support our operations.

The completion and execution of our strategies depend on the continued service and performance of our senior management team. If we lose key members of our senior management team, we may not be able to effectively manage our transition to a public company or our current and future operations. The loss or incapacity of existing members of our senior management team or key scientists and engineers could adversely affect our operations, particularly if we experience difficulties hiring qualified successors.

In addition, our business depends on our ability to continue to attract, motivate, and retain many skilled employees across all of our operations. There is a limited pool of employees who have the requisite skills, training, and education. We compete with many businesses and organizations that are seeking skilled individuals, particularly those with experience in technology and the sciences fields. Competition for professionals across our entire business can be intense, as other companies seek to enhance their positions in the markets we serve. In addition, competition for experienced talent and employees can intensify globally, requiring us to increase our focus on attracting and developing highly skilled employees. We also face additional challenges in terms of recruiting a requisite number of skilled and qualified workers due to regional or global trends such as labor supply issues in connection with an aging workforce. As competition for experienced talent grows, we may be forced to increase spending on employee salaries which could have a material adverse effect on our business, financial condition, and results of operations.

Future organizational changes and the implementation of our cost savings initiatives could also cause our employee attrition rate to increase and may result in significant costs to us in connection with implementing such initiatives. If we are unable to continue to identify or be successful in attracting, motivating, and retaining appropriately qualified personnel, there could be a material adverse effect on our business, financial condition, and results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy; we may be subject to claims or liabilities assumed from an acquired company, product, or technology; and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common shares. The issuance of equity or equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased liabilities and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations, and financial condition.

We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

We are continually executing on several growth initiatives, strategies, and operating plans designed to enhance our business. In addition to these growth strategies, our business plan incorporates certain transformational initiatives, including our enhanced senior leadership team, globalized management structure, renewed focus on customers, optimized R&D, cost management initiatives, and a new incentive structure and may include potential acquisitions.

The anticipated benefits from these strategies and initiatives are based on several assumptions that may prove to be inaccurate, including assumptions as to the key trends that will drive growth in our business. Moreover, we may not be able to successfully complete these growth initiatives, strategies, and operating plans without making additional expenditures or at all. If we are unable to complete these initiatives, strategies, and operating plans, we may not realize all the benefits we currently anticipate, including the growth targets and cost savings we expect to achieve. The anticipated cost savings disclosed elsewhere in this Annual Report are presented on a gross basis and do not reflect any expenses that may be required to achieve such cost savings.

A variety of risks could cause us not to realize some or all the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies, and operating plans; the secular trends on which many of our strategies and initiatives are based not materializing or not materializing to the degree expected; increased difficulty and cost in implementing our growth efforts; and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. Similarly, we may not realize the benefits we currently expect from our comprehensive systems and solutions approach.

If any of the assumptions underlying our growth initiatives prove to be inaccurate or any of the foregoing risks materialize, we may not realize the expected benefits of our initiatives and we may be adversely affected, including as the result of the costs associated with these initiatives. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies, and operating plans adversely affects our operations or cost more or take longer to effectuate than we expect, or if our assumptions, including our assumptions with respect to growth of our end-markets, prove inaccurate, our business, financial condition, and results of operations may be materially adversely affected.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, internal codes of conduct, and insider trading prohibition.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with applicable regulations, to provide accurate information to the German, Chinese, United States or other regulators, to comply with manufacturing standards we have established, to comply with federal and state fraud and abuse laws and regulations in Germany, the United States and other countries or jurisdictions, to report financial information or data accurately, or to disclose unauthorized activities to us.

It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations, including applicable environmental laws and regulations. If any such misconduct occurs or any related actions are instituted against us (and we are not successful in defending ourselves or asserting our rights) such misconduct or actions could have a material adverse effect on our business, financial condition, and results of operations.

If any of our suppliers become economically distressed or declare bankruptcy, we may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase our costs, affect our liquidity or cause production disruptions.

We procure various types of materials and components from our suppliers. We have historically obtained a significant proportion of the materials we require to manufacture our products from a limited number of suppliers, for example in connection with sensor and control technology and pumps and filters.

If these suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Any disruption could affect our ability to deliver orders to our clients and could increase our costs and negatively affect our liquidity and financial performance.

Increases in costs or reductions in the supplies of our specialty and commodity raw materials required for our manufacturing, testing, and operations processes could materially and adversely affect our business, financial condition, and results of operations.

We use a variety of specialty and commodity raw materials, including precious metals and specialty plastic materials, in our manufacturing processes, and our most significant raw material input by value is plastics. Our manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. We purchase our major raw materials on a contract or as-needed basis from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, the financial stability of our suppliers, suppliers’ allocations to other purchasers, interruptions in production by suppliers, new laws or regulations, changes in foreign currency exchange rates, and worldwide price levels. In addition, many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers, which makes it more difficult to replace suppliers in the event of any supply disruption. Further, in some cases, we are limited in our ability to purchase certain raw materials from other suppliers by supply agreements that contain certain minimum purchase requirements. Additionally, we can provide no assurance that, as our supply contracts expire, we will be able to renew them or, if they are terminated, that we will be able to obtain replacement supply agreements on terms favorable to us.

In particular, we may face difficulties or delays in finding a new supplier should a critical supplier stop supplying us with components or software. In particular, while we may find a new supplier quickly, we will need to make sure that this new supplier meets our performance standards and that the component, materials and software can be integrated into our machinery without an impact on delivery timelines or the quality of our products. Our business, financial condition, and results of operations could be materially adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increase significantly.

From time to time, suppliers may extend lead times, limit supplies, or increase prices due to capacity constraints, environmental limitations, or other factors. We may not always be able to pass on these price increases, and price increases by our other suppliers, to our customers due to competitive pricing pressure, and, even when we are able to do so, there may be a time delay between increased raw material prices and our ability to increase the prices of our products. Any limitation on, or delay in, our ability to pass on any price increases could have a material adverse effect on our business, financial condition, and results of operations.

We depend upon our information technology systems, which are subject to interruption and failure.

Our business operations could be disrupted if our information technology systems fail to perform adequately. The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures and security breaches. Further, our information technology systems, including those managed by third-party service providers, may be subject to computer viruses, malicious software, attacks by hackers, and other forms of cyber intrusions or unauthorized access, any of which can create system disruptions, shutdowns, or unauthorized disclosure of sensitive data. Any such damage or interruption could have a material adverse effect on our business, financial condition, and results of operations.

In addition, a security breach that leads to disclosure of information protected by privacy laws could compel us to comply with breach notification requirements under state, national, and federal laws and regulations, potentially resulting in litigation or regulatory action, or otherwise subjecting us to liability under laws that protect personal data.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver and service our machines, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We attempt to mitigate the above risks by employing several measures, including monitoring and testing of our security controls, employee training, maintenance of protective systems and contingency plans, and contracting with service providers to address third-party cybersecurity risks. Nonetheless, it is impossible to eliminate all cybersecurity risk and thus we remain potentially vulnerable to known or unknown threats. Information security risks have generally increased in recent years because of the increased proliferation, sophistication, and availability of complex malware and hacking tools to carry out cyber-attacks. As cyber threats continue to evolve, we may be required to expend additional resources to mitigate new and emerging threats while continuing to enhance our information security capabilities or to investigate and remediate security vulnerabilities.

Risks Related to Schmid’s Intellectual Property

Our know-how and innovations may not be adequately protected.

We believe that our product development, brand recognition and reputation, and the technological and innovative skills of our personnel are essential to establishing and maintaining our leadership position. We rely on a combination of patent, copyright, trademark, trade secrets, confidentiality procedures, technical measures, and contractual agreements with our customers, suppliers, and employees to establish and protect our know-how and innovations according to our products and services. If we fail to protect our know- how and innovations, our competitive position could suffer, which could adversely affect our business, financial condition, and results of operations.

We may be forced to initiate litigation or other enforcement actions against third parties to protect our know-how and innovations as well as defend and enforce our intellectual property rights. Litigating claims related to the enforcement of intellectual property rights is very costly and can be burdensome in terms of management time and resources, which could adversely affect our business, financial condition, and results of operations. Moreover, the scope of our intellectual property rights may not prevent competitors from designing around such rights.

In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. While we generally will enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or manufacturing expertise. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.

In addition, we rely on both registered and unregistered trademarks to protect our name and brands.  We can provide no assurance that our pending trademark applications will be approved. Failure by us to adequately maintain the quality of our products and services associated with our trademarks or any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

The failure of our patents, applicable intellectual property law, or our confidentiality agreements to protect our intellectual property and other proprietary information, including our know-how and innovations relating to processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing expertise, methods, and compounds, or if we are unsuccessful in our judicial enforcement proceedings, could have a material adverse effect on our competitive advantages, business, financial condition, and results of operations, and could require us to devote resources to advertising and marketing these new brands. Further, we can provide no assurance that competitors will not infringe our trademarks or patents, or that we will have adequate resources to enforce our trademarks or patents.

From time to time, competitors challenge the validity of our patents and trademarks, and we challenge the validity of their patents and trademarks. Further, our competitors may circumvent our patents or our patents may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. We cannot be certain either of successfully defending the validity of our patents and trademarks or of invalidating patents and trademarks of our competitors. Additionally, our patents will all eventually expire, after which we will not be able to prevent our competitors from using our previously patented technologies, which could materially adversely affect any competitive advantage we have stemming from those products and technologies. We also cannot assure that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in Germany or the United States and changes in patent laws or their interpretations could diminish the value of patents in general, thereby impairing our ability to protect our products.

The laws of some countries regarding trademark, patent, copyright, and other intellectual property rights also do not protect proprietary rights to the same degree as the laws of Germany or the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to operate or to sell our products. In particular, the application of laws governing intellectual property rights in China, where we operate, has historically been less effective than those in other jurisdictions, mainly due to the lack of procedural rules for discovery of evidence, low damage awards, and low rates of criminal penalties against intellectual rights infringements. Accordingly, protection of intellectual property rights in China may not be as effective as other countries. Furthermore, the policing of unauthorized use of proprietary technology is difficult and costly, and we may need to commence and become involved in costly and lengthy proceedings to enforce or defend patents issued to us or determine the enforceability, scope, and validity of our proprietary rights or those of others. The experience and capabilities of different courts in handling intellectual property related matters vary, and outcomes are unpredictable. Therefore, it could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China or elsewhere, our business, financial condition, and results of operations could be materially adversely affected.

In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and have a material adverse effect on our business, financial condition, and results of operations. While we generally consider applying for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, our pending patent applications may be challenged by third parties and may not be issued by the applicable patent offices as patents. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our German, European or U.S. patents. It is possible that only a limited number of the pending patent applications will result in issued patents, which may have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses, and other contractual rights to establish and protect our rights in our technology. Despite our  efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights or those rights are not enforceable. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take are aimed to prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, including significant amounts of time from our key executives and management, and may not have the desired outcome.

Filing, prosecuting, and defending patents covering our products throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent or other intellectual property protection to develop their own products and, further, may export otherwise infringing products to territories where we may have or obtain patent or other intellectual property protection, but where patent or other intellectual property enforcement is not as strong as that in Germany or the United States. These unauthorized products may compete with our products in such jurisdictions and take away our market share where we do not have any issued or licensed patents or other intellectual property protection and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Our ability to protect and enforce our intellectual property rights may be further adversely affected by unforeseen changes in intellectual property laws. In general, changes in patent laws or their interpretations, including in the United States, Germany or other countries where available protections are generally stronger, could diminish the value of our patents, thereby impairing our ability to protect our products. This could have a material adverse impact on our business, financial condition and results of operations.

We may be subject to claims that our employees, consultants or independent contractors have infringed, misappropriated or otherwise violated the intellectual property of a third party, including trade secrets or know- how of their former employers or other third parties.

We may be subject to claims that our employees or consultants have wrongfully used for our benefit or disclosed to us confidential information of third parties. We employ individuals who were previously employed at other companies, or at research institutions. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property rights, proprietary information, know-how or trade secrets of others in their work for us and seek to protect our ownership of intellectual property rights by ensuring that our agreements with employees, collaborators, and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. To the extent that our employees, consultants or contractors use intellectual property rights or proprietary information owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents or other intellectual property or proprietary rights. Litigation may be necessary to defend against any of these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. In addition, we may lose personnel as a result of such claims and any such litigation, or the threat thereof, may adversely affect our ability to hire employees or contract with independent contractors. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

If we fail to validly execute invention assignment agreements with our employees and contractors involved in the development of intellectual property, the value of our products, business and competitive position may be harmed. Our patent rights and other intellectual property may also be subject to priority, ownership or inventorship disputes, interferences, and similar proceedings.

To maintain the confidentiality of our trade secrets, proprietary information and other intellectual property rights, we have certain confidentiality and invention assignment provisions in place with our employees, consultants, suppliers, contract manufacturers, collaborators and others. However, we may not enter into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or who conceives or develops intellectual property rights that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. There can be no assurance that such agreements and provisions are in place in all instances that may be needed or that where they are in place they will be upheld in the face of a potential challenge, that other parties will not breach their agreements with us or that we will have adequate remedies to address any breach.

We may also be subject to claims that former employees, collaborators, or other third parties have an interest in our current or future patents and patent applications or other intellectual property rights, including as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third-party co- owners’ interest in such patents and patent applications, such co-owners rights may be subject, or in the future subject, to assignment or license to other third parties, including competitors. In addition, we may need the cooperation of any such co-owners to enforce any such patents and any patents issuing from such patent applications against third parties, and such cooperation may not be provided. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, based on claims that our agreements with employees or consultants obligating them to assign intellectual property rights to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity, despite the inclusion of valid, present-tense intellectual property assignment obligations. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim.

If we or our licensors are unsuccessful in any priority, validity (including any patent oppositions), ownership or inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more of our patents, or such patent claims may be narrowed, invalidated, or held unenforceable, or through loss of exclusive ownership of or the exclusive right to use our owned or in-licensed patents. In the event of loss of patent rights as a result of any of  these disputes, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the products we may develop. An inability to incorporate technologies, features or other intellectual property that are important or essential to our products could have a material adverse effect on our business and competitive position. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Even if we are successful in priority, inventorship or ownership disputes, such disputes could result in substantial costs and be a distraction to management and other employees. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

Our patent applications may not be successful, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We are currently in the process of patenting the technology for embedded traces which is the next level technology for high-end PCBs & Substrates. While some parts of the patents have gone through, the official process for all the technology is not yet completed. We believe we are the only participant in the market that is currently able to supply equipment for ET production.

For this technology or for any other technology for which we have filed, or in the future may file, a particular patent application, we cannot be certain that we are the first inventor of the subject matter. Moreover, we cannot be certain if we are the first party to file such a patent application or that our application will ultimately be successful. If another party has filed a patent application for the same subject matter as we have, or similar subject matter is otherwise publicly disclosed, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that a patent, for which an application was filed, will actually be issued, or that our issued patents will afford protection against competitors with similar technology or will cover certain aspects of our products. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies.

We cannot assure you that we will be granted patents pursuant to our pending applications or those we plan to file in the future. Even if our patent applications succeed and we are issued patents in accordance with them, these patents could be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications  might have priority over our patent applications and could result in refusal or invalidation of our patent applications. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We may need to defend ourselves against patent or trademark infringement claims, which may be time- consuming and would cause us to incur substantial costs.

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell, leasing or market our products, which could make it more difficult for us to operate our business. As the number of products and services in our markets increases and the functionality of  these products and services further overlaps, we may become increasingly subject to claims by a third party that our products and services infringe such party’s intellectual property rights.

From time to time, we may receive communications from holders of patents (including non-practicing entities or other patent licensing organizations), trademarks or other intellectual property regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, there is a growing occurrence of patent suits being brought by organizations that use patents to generate revenues without manufacturing, promoting or marketing products, or investing in R&D in bringing products to markets. These organizations continue to be active and target whole industries as defendants. We may not prevail in any such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. Further, we may be required to compensate the third-party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant. We might also be prevented or enjoined by a court from continuing to provide the affected product or service and may be forced to significantly increase our development efforts and resources to redesign such product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third-party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time-consuming for our personnel and management, result in costly litigation, cause product shipment delays, and harm our reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Being a Public Company listed on a U.S. Stock Exchange

We will need to improve our operational and financial systems to support our expected growth, increasingly complex business arrangements, and rules governing revenue and expense recognition and any inability to do so will adversely affect our billing and reporting.

To manage the expected growth of our operations and increasing complexity, we will need to improve our operational and financial systems, procedures, and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will affect our manufacturing operations, customer billing and reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our customers, cause harm to our reputation and brand and could also result in errors in our financial and other reporting. We expect that complying with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly. The increased costs will increase our net loss. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

If Schmid is unable to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in the company and materially and adversely affect its business and operating results.

Schmid's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Schmid's internal control over financial reporting is designed to provide reasonable assurance to its management and board of directors regarding the preparation and fair presentation of published financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Schmid's annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Schmid's annual report for the year ended December 31, 2023, identified two material weaknesses as of December 31, 2023. One related to the fact that Schmid did not have an adequate number of individuals within its accounting and financial reporting function with sufficient training and experience in IFRS and SEC reporting standards, including revenue recognition, accounting for financial instruments, income taxes, leases, and the consolidated statement of cash flows. A second because Schmid did not design and implement effective controls over certain general information technology controls for IT systems that are relevant to the preparation of the financial statements. As a result, a reasonable possibility exists that the Company’s business process controls that depend on the completeness and accuracy of financial information generated by these IT systems will not prevent or detect a material misstatement on a timely basis.

There can be no guarantee that any future possible weaknesses will be identified and addressed through current internal controls and procedures. In such case, Schmid may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements or investors may lose confidence in Schmid's financial reporting and its stock price may decline as a result.

We are a “foreign private issuer” and a “controlled company” within the meaning of the rules of the stock exchange on which we intend to list our common shares and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

The corporate governance rules of the stock exchange on which we intend to list our common shares require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. While we expect to abide by the rules applicable to independent directors, by having a board of directors consisting of a majority of independent directors, as a foreign private issuer, we are permitted to, and we may, follow home country practice in lieu of the above requirements, subject to certain exceptions. As long as we would rely on the foreign private issuer exemption for certain of these corporate governance standards, a majority of our Board are not required to be independent directors and our Compensation Committee and Nominating and Corporate Governance Committee are not required to be composed entirely of independent directors. In that case, management oversight may be more limited than if we were subject to all the corporate governance standards of the stock exchange on which we intend to list our common shares.

Following the consummation of this offering, Anette Schmid and Christian Schmid will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the stock exchange on which we intend to list our common shares. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the Board consist of independent directors;
●	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

In the event we no longer qualify as a foreign private issuer, we may utilize these exemptions if we continue to qualify as a “controlled company.” If we were to utilize the controlled company exemption, we will not have a majority of independent directors and our Nominating and Corporate Governance and Compensation Committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements of the stock exchange on which we list our common shares.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. We are subject to rules outlined by the SEC, NASDAQ and requirements under Dutch corporate law. We expect that compliance with these laws, rules and regulations and the move from a private to a public company will substantially increase our expenses, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly, and these new obligations will require attention from our executive officers and senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations and the move from a private to a public company to make it more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our shares, fines, sanctions and other regulatory action and potentially civil litigation, which could adversely impact our business, results of operation, financial condition and the price of our shares.

A liquid market for our shares may not develop and/or persist.

Prior to the Business Combination which concluded on April 30, 2024, there has been no public market for the shares of Schmid. An active trading market for the shares may never develop or, if developed, it may not be sustained. You may be unable to sell your shares unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of the Pegasus shares in connection with the closing of the Business Combination. Fluctuations in the price of the shares could contribute to the loss of all or part of your investment. The trading price of the shares could be volatile and subject to wide fluctuations in response to various factors.

Our failure to meet continued listing requirements could result in a delisting of our shares.

The NASDAQ requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our common shares are delisted from the NASDAQ at some later date, our shareholders could find it difficult to sell our common shares. In addition, if our common shares are delisted at some later date, we may have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted at some later date or become subject to the penny stock regulations, it is likely that the price of our common shares would decline and that our shareholders would find it difficult to sell their shares.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our shares may depend on the research and reports that securities or industry analysts publish about us or our business. Currently, we do not have any analyst coverage and may not obtain analyst coverage in the future. In the event we obtain analyst coverage, we will not have any control over such analysts. If one or more of the analysts who will cover Schmid downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of Schmid or fail to regularly publish reports on Schmid we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We are an “emerging growth company,” and our reduced SEC reporting requirements may make our shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of Schmid shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, such  as an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our shares less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our shares less attractive as a result, there may be a less active, liquid and/or orderly trading market for our shares and the market price and trading volume of our shares may be more volatile and decline significantly.

Compliance obligations under the Sarbanes-Oxley Act may require substantial financial and management resources and shareholders may have fewer advantages until we cease to be an emerging growth company.

As indicated above, prior to the Business Combination, we were not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act (“Section 404”). Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting obligations that are applicable to us as a NASDAQ listed company, including the requirement to document and test our internal control over financial reporting so that our management can certify as to the effectiveness of its internal control over financial reporting. These regulatory compliance and reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on its personnel. If we are not able to implement the requirements of Section 404, including any additional requirements when we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting is effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

As a foreign private issuer, we will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. domestic public company, which may limit the information available to our shareholders.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, we will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. As long as we are a foreign private issuer, we will not be required to obtain shareholder approval for certain dilutive events, such as the establishment or material amendment of certain equity-based compensation plans, we will not be required to provide detailed executive compensation disclosure in our periodic reports, and we will be exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, our officers and directors will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of its securities.

As a foreign private issuer we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.

Also, as a foreign private issuer, we will be permitted to follow home country practice in lieu of certain NASDAQ corporate governance rules, including those that require listed companies to have a majority of independent directors (although all of the members of the audit committee must be independent under the Exchange Act) and independent director oversight of executive compensation, nomination of directors and corporate governance matters; have regularly scheduled executive sessions with only independent directors; and adopt and disclose a code of ethics for directors, officers and employee. Accordingly, our shareholders may not have the same protections afforded to shareholders of listed companies that are subject to all of the applicable corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association, our internal rules and policies and by the laws governing companies incorporated in the Netherlands. The rights of shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. The role of the management board in a Dutch company is also materially different, and cannot be compared to, the role of a board of  directors in a corporation incorporated in the United States. In the performance of their duties, our management board is required by Dutch law to consider the interests of our company and the sustainable success of its business, with an aim to creating sustainable long-term value, taking into account the interests of its shareholders, its employees and other stakeholders of the company, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

We are subject to the Dutch Corporate Governance Code (the “DCGC”). The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board and the general meeting of the shareholder of SCHMID and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports (which are filed in the Netherlands) whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting NASDAQ requirement, we are required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ.

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NASDAQ and U.S. securities laws, or because we believe such provisions do not reflect customary practices of global companies listed on the NASDAQ. Any such non-compliance may affect your rights as a shareholder, and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Shareholders may not be able to exercise pre-emptive rights and, as a result, may experience substantial dilution upon future issuances of shares.

Shareholders may be restricted or excluded by a resolution proposed by the management and adopted by the Extraordinary General Meeting of shareholders to exercise preemptive rights in case of further issuances of shares. Shareholders may be restricted or excluded by a resolution proposed by the management and adopted by the General Meeting to exercise pre-emptive rights in case of further issuances of shares.

Dividend Policy

Under Dutch law, we may only pay dividends to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the issued share capital plus the reserves which must be maintained by Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by our General Meeting from which it appears that such distribution is allowed. Subject to such restrictions, any future determination to pay dividends will be at the discretion of our Board and will depend on a number of factors, including our results of operations, earnings, cash flow, financial condition, future prospects, contractual restrictions, capital investment requirements, restrictions imposed by applicable law and other factors considered relevant by our Board.

Our Board may decide that all or part of our remaining profits shall be added to our reserves. After such reservation, any remaining profit will be at the disposal of the General Meeting at the proposal of our Board, subject to the applicable restrictions of Dutch law. Our Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the General Meeting. Unless our Board sets another date for payment, dividends and other distributions will be made payable pursuant to a resolution of our Board within four (4) weeks after adoption. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became due for payment will lapse, and any such amounts will be considered to have been forfeited to SCHMID (verjaring).

Investors may have difficulty enforcing civil liabilities against us or the members of our management and our board.

SCHMID is incorporated in the Netherlands, and we expect to conduct most of our operations in Germany or outside of the United States through our subsidiaries. A majority of our management and our directors are not United States residents and do not have significant assets in the United States, and the majority of our assets are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against our representatives or SCHMID based on civil liability provisions of the securities laws of the United States. There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. U.S. investors will be unable to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us, members of our management and our directors. In addition, there is doubt as to whether a Dutch court would impose civil liability on us or the members of our management or our directors in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or our management or directors.

Dutch, German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a Dutch public limited liability company and as a company with its ‘center of main interest’ in Germany, we are subject to Dutch and German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings, as amended. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany, the Netherlands or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Shareholders may be subject to limitations on transfer of their shares.

Our shares are transferable on the transfer agent’s books. However, the transfer agent may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the transfer agent may refuse to deliver, transfer or register transfers of shares generally when our books or the transfer agent’s books are closed, or at any time if we or the transfer agent deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our Articles of Association include sole and exclusive forum provisions.

The sole and exclusive forum for any action, proceeding or claim against us under the Securities Act, the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum, relating to our Articles of Association, shall be the federal district courts of the United States of America. This forum selection provision in our Articles of Association may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also  possible that, notwithstanding the forum selection clause included in our Articles of Association, a court could rule that such a provision is inapplicable or unenforceable. We further note that investors cannot waive compliance with US federal securities laws and rules or regulations thereunder.

Risks Related to Taxes

Our tax residency might change if Germany ratifies the MLI (as defined below) and changes its provisional election on the corporate residence tie-breaker.

Our tax residency in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”) is subject to the application of the provisions on tax residency as stipulated in the German-Dutch tax treaty as effective as of the date of this Annual Report.

However, among others treaties, Germany and the Netherlands entered into a Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). The MLI operates to amend bilateral tax treaties between participating states, provided there is a match between certain options made by the relevant states. The MLI provides, amongst others, for an amendment of relevant treaty rules regarding tax residency for purposes of relevant tax treaties. According to its elections, the Netherlands applies such deviating rules on tax residency, i.e., it did not opt out. However, currently, the MLI is not applicable between the Netherlands and Germany, because, inter alia, Germany has not included the German- Dutch tax treaty in the list of reservations and notifications attached to the Implementation Act of the MLI which entered into force on April 1, 2021. This is in line with the current draft of the MLI Application Law (Gesetz zur Anwendung des Mehrseitigen Übereinkommens vom 24.11.2016) dated 15 December 2023, which does not forsee any amendments to the German-Dutch tax treaty.

Our ability to utilize our net operating loss and tax credit carryforwards to offset future taxable income may be subject to certain limitations, including losses as a result of the Business Combination.

We have incurred and are likely to continue incurring significant tax losses, which may be limited in their usability under German and other tax laws, in particular following significant shareholder changes. Although we do not expect the Business Combination to result in a forfeiture of our German tax loss attributes, the realization of future tax savings from such tax loss attributes depends on the tax authorities’ continued willingness to accept them and our ability to generate future taxable income in Germany against which such losses can be offset.

Future changes to tax laws could materially and adversely affect us and reduce net returns to our shareholders.

Our tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which we operate. The income and other tax rules in the jurisdictions in which we operate are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which may have retroactive application) could adversely affect us or our shareholders. The new Global Minimum Tax regime, which has already been implemented in Germany with effect from 31st of December 2023, may lead to an increase of our overall tax burden.

We are unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position overall or our effective tax rates in the future in countries where we have operations and where we are organized or deemed a resident for tax purposes, and increase the complexity, burden, and cost of tax compliance.

We may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of Class A Shares or Public Warrants.

In general, a non-U.S. corporation, such as us, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, (i) 75% or more of its gross income is passive income, and/or (ii) 50% or more of the value of its assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based on the expected composition of our gross assets and income and the manner in which we expect to operate our business in 2024 and future years, we do not expect to be classified as a PFIC for U.S. federal income tax purposes for our 2024 taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition and relative value of our gross receipts and assets. Accordingly, there can be no assurances that we will not be a PFIC for our 2024 taxable year or any future taxable years.

If we are a PFIC for any taxable year during which a U.S. holder owns Class A Shares, the U.S. holder generally will be subject to adverse U.S. federal income tax consequences and additional reporting requirements. U.S. holders of Class A Shares and Public Warrants should consult their tax advisors regarding the application of the PFIC rules to us and the risks of investing in a company that may be a PFIC. See “Certain Material U.S. Federal Income Tax Considerations—Application of the PFIC Rules to Schmid Securities.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Pegasus TopCo B.V. was incorporated as a Dutch private limited liability corporation (besloten vennootschap met beperkte aansprakelijkheid) on February 7, 2023, and converted to a Dutch public limited liability company (naamloze vennootschap) and renamed SCHMID Group N.V. on April 30, 2024. As part of the Business Combination, the Company changed its legal form to a public limited liability company (naamloze vennootschap). The address of the registered office of the Company is Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany, and the telephone number of Schmid Group is +49 7441 538 0.

See “Explanatory Note” in this Report for additional information regarding SCHMID Group and the Business Combination.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Schmid Group Ordinary Shares. In addition, Schmid Group is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Schmid Group is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Schmid Group files with or furnishes electronically to the SEC.

The website address of the Company is https://schmid-group.com/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

All trademarks, service marks and trade names appearing in this Annual Report are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress or products in this Annual Report is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

Information on the Company’s principal capital expenditures and divestitures is included below under “Item 5. Operating and Financial Review and Prospects.”

B. Business Overview

Introduction

We are a global supplier of equipment, software and services for various industries such as printed circuit board (“PCB”), substrate manufacturing, photovoltaics, and glass and energy storage with a focus on the highest end of this market in terms of technology and performance. We are a long-established, fifth- generation family-controlled business that was founded in 1864 in Freudenstadt, Germany as an iron foundry and has a tradition of being at forefront of technology. Throughout the almost 160 years of our operations, we have maintained sustainable operations by developing our products following trends on the market. We have been developing machines for electronics industry since the 1960s, photovoltaics solutions since the early 2000s and energy storage for the last seven years. We focus on a modular product portfolio of machinery to use in the manufacturing of high-end PCB equipment and semiconductor packaging devices which includes common flexible circuit fabrication techniques such as subtractive, semi-additive processes (“SAP”) and modified semi additive processes (“mSAP”). We are a global supplier of capital equipment, software and services for the PCB and substrate manufacturing industry. We focus on the highest end of the market in terms of technology and performance. We do not only develop production techniques and build machines ourselves, we are also extensively working with our customers on joint research & development projects for the next generation of electronics and photovoltaics products. We produce our products in two manufacturing sites, one in Germany and one in China. In addition, we have built up an extensive service and sales network in five centers in the US, Europe, and Asia. In addition to our sale and service centers and two manufacturing sites, in South Korea we also work with our partners in the SCHMID Avaco Korea, Co. Ltd. which we account for using the equity method. We also provide customer service through which we assist our customers with machinery and software upgrades, spare parts, logistics, customer training in multiple languages, on-site management, maintenance contracts and project management.

We have developed and applied for patents for the embedded traces (“ET”), PCB and substrate production processes that allow a significant increase in manufacturing precision as well as enhanced design features while also achieving cost savings compared to traditional processes and reduce the CO2 emissions of the overall production processes. We believe that our ET technology will gain a significant share of the high- end PCB and substrate market as it has substantial advantages in technology capabilities, cost and to reduce emissions as well as water consumption for production processes (greener production processes). We believe these innovative production processes create a sustainable competitive advantage that helps us contract with new customers and allows us to continue to grow our market share and capitalize on the overall positive market growth trends.

Our customers include large, global original equipment manufacturer (OEMs) from the semi- conductor and consumer electronics industry and companies that are part of the supply chain of such global companies.

We have a research and development focused business model. We develop and build innovative machines and systems for wet- & vacuum processing in various industries spanning high-end electronics such as PCB and organic packaging, photovoltaics and special glass applications as well as other high-tech industries. We employ more than 150 scientists, engineers and development personnel to focus on new technologies and processes out of a total of approximately 800 employees (by headcount) globally. As a result, we consistently invest a significant amount in R&D. Our science, engineering and development staff work in close collaboration with our customers to jointly develop high-value solutions. Such collaboration may reduce commercial risk, given that solutions are specifically developed for customers. The remainder of our R&D investment is focused on developing next-generation technologies, often as part of a collaborative process with our customers. In addition, we work with universities and leading research institutes such as the Fraunhofer Institute for Solar Energy Systems.

We expect to continue to invest in the future focusing on three primary areas: (i) growth for ET and glass substrate projects, which have higher working capital needs compared to other technologies; (ii) strategic investments in automation solutions, such as the next generation of fully automatic factories; and (iii) software insourcing for semiconductor equipment communication standard (“SECS/GEM”), which can allow for more reliable data exchange and which will allow us to offer our own software as the interface to our customers’ software solutions.

In fiscal year 2023 we generated €90.2 million in revenues. Our Adjusted EBITDA amounted to €39.1 million in fiscal year 2023. This total Adjusted EBITDA for the fiscal year 2023 has not be adjusted for several “one-off” effects as follows: (i) the €21.4 million reversal of an impairment in relation to the Silicon Group sales, (ii) the two exit bonuses of €9.2 million and (iii) Business Combination related legal, consulting, and other costs of approximately €8.7 million. Adjusted for such one-off effects in 2023, our Adjusted EBITDA would have amounted to €17.2 million.

Our Business Operations

We operate our business by providing machines for industries, including, but not limited to, electronics and photovoltaics, and provide after-sale services to customers across all industries. For all relevant industries which we see as our customer markets, we offer our core products, such as our machines, as well as technology and customer service support to our customers. Although these industries each have varied end-markets and customers, our expertise, high-quality standards and global scale are essential in both areas. Our equipment covers a wide range of production steps.

We leverage our research and development investment and cooperate with our research and development partners (universities and institutes) and our clients as we seek to benefit from technologies, innovations, best practices, and other key learnings across our product portfolio. These efforts often result in innovative strength, allowing us to be at the forefront of technology, with high-quality standards for long-lasting and reliable products to meet customer needs, such as understanding the needs of global electronics OEMs for efficient continuous production of higher spec devices with a reduced environmental footprint. We believe we have a track record of delivering disruptive technology solutions and that our strong, long-lasting relationships with key technology OEMs and other customers in their supply chain will remain the key drivers of demand for both our electronics and photovoltaics products and services in the future.

The following table shows our revenue by country for the fiscal year 2023:

in € thousand	2023
China	15,308
Taiwan	1,634
USA	17,522
Germany	9,577
Malaysia	16,681
Austria	17,810
Other	11,714
Total	90,246

Electronics

We generate by far the largest part of our revenues and profits in the electronics market. In this market we sell our machines globally and have a wide regional presence that allows us to serve both large OEM as well as the global electronics supply chain, as demonstrated by our longstanding relationships with our key customers that are leaders in their industry.

The product portfolio of our electronics business is focused on what we have identified as attractive growth areas of the electronics market that involve technologically advanced production processes. Our modular equipment kit includes equipment for processes such as automation, wet processes (horizontal, vertical and single panel) and vacuum processes. This modular approach to design and manufacturing means that we are using the building kit concept that creates flexibility by using proven components that guarantee high-quality and enable industrial-scale production. Our modular approach to design and manufacturing is also a key advantage in relation to lead times and being able to optimize our cost structure, while maintaining a high level of customization for our customers. Our modular approach supports an increase in the useful life of our equipment by creating a path to upgrades to meet any changes in the needs of our customers after a machine has already been installed and used for several years.

The following graphic provides an overview of our key product lines and the processes where our machines are used (our machines are used in the process steps marked dark blue):

●	The Infinity C+ Line are vertical spin-process machines for developing, flash-etching and surface treatment.
●	The Infinity V+ Line are machines for a vertical inline process for developing, etching and stripping applications.
●	The Infinity P+ Line are machines for high-end single panel electroplating tools.
●	CMP is a full format chemical mechanical polishing equipment for leveling copper.
●	The PlasmaLine are vertical inline and cluster plasma etching and sputtering machines.
●	The InfinityLine A+ is used for automation of process equipment for fully automatic loading and unloading.
●	The Infinity H+ Line are machines for a horizontal inline processing for multiple processes and applications.

●	Other equipment includes various special equipment for horizontal inline processing and software solutions for such equipment.

Customers in Electronics

We work directly with many of the leading global technology companies and are able to satisfy their strict quality requirements. In the electronics market, our customers include well-known manufacturers of computers, mobile phones and tablets as well as the manufacturers of PCB boards and the suppliers of such manufacturers.

We partner with them during their product development processes and closely collaborate to have our products delivered to meet customer specifications as well as customer acceptance tests. We believe our quality commitment and technical competence have helped us establish a strong reputation in the industry, as well as our commitment to innovation and R&D. Through a combination of high-quality solutions and customized on-site management we have demonstrated a successful track record of consistently meeting the needs of our customers which has resulted in long-standing and trusting relationships. We serve some of the largest OEM and PCB/substrate manufacturers in the world and have historical or ongoing joint development projects for future technologies and products.

The ET Process

The ET process is a new way to produce substrates and HDI+ boards. We are currently the only company to offer a full solution, including key equipment and processes to customers in the electronics market for the ET process. In contrast to the standard conventional method of production which uses laser drilling, the ET process uses parallel plasma processing. Traces in ET boards are first embedded in the isolator material and then filled with copper in the already etched embedded structure using a proprietary and highly protected process. This new technology is a fully additive process, allows for flexibility in designing completely new types of 3D structures and can upgrade existing mSAP and SAP deployments. The ET process can also be combined with glass cores allowing for an extension of its use for such products.

The ET technology we have developed allows us to meet customers’ demands that could not be met by traditional PCB manufacturing techniques. For example, ET technology allows us to further miniaturize, increase complexity and incorporate advanced properties by producing better performing PCBs and/or substrates, with narrower line widths, increasing numbers of input and output devices, higher aspect ratios or using new materials, while maintaining acceptable manufacturing efficiency, meeting our customers’ environmental, social and government (“ESG”) goals and maintaining a resilient supply chain.

We provide a specialized equipment portfolio that allows our customers to produce embedded traces. This specialized equipment allows our customers to produce high-end-boards with the best yields at a compelling production cost. ET technology portfolio includes: (i) next generation production equipment which can be used for traditional board concepts typically produced with mSAP and SAP process; (ii) new high-end PCB or substrate which gives the designer of an OEM a new level of flexibility to redesign their products to meet higher performance requirements and (iii) urban, green fabrication facilities concept that allows high flexibility for production of a wider range of boards with one base technology which allows the customers a higher investment security.

The use of ET technology can (i) increase production yields with reduced facility requirements, (ii) enable new 3D packaging solutions that cover ratification intelligence and photonic applications, and (iii) improve the return on customers’ investment by allowing the manufacture of boards from HDI+ to substrate on the same equipment. Unlike with conventional production, ET technology replaces round holes with square holes, allows for 3D connections, increases the amount of copper for better thermal management, has full 3D, coreless and core, and single- and double-sided build up for substrates, optimizes glass substrates and replaces laser drilling with parallel plasma etching processes. The optimized process reduces the roughness and increases the adhesion between layer stacks and is compatible with future high- performance materials. The embedding concepts allow for implementation of chips directly inside the substrates. These advantages allow higher performance final applications such as those being demanded in AI, high-end consumer electronics and certain autonomous driving applications.

Our management expects that the further penetration of the ET technology in the overall market will lead to a significant increase of the share of capital expenditure spending for a new factory from 30% of equipment spending for a traditional fabrication methods factory to 90% in an ET technology factory. This estimate is an internal management estimate based on the understanding of technical processes required for factory fabrication methods.

In 2023, the ET technology was estimated to only accounted for a small share of the total high-end PCB equipment market. The PCB market is expected to significantly expand in the next three years with ET technology gaining a significant market share starting in 2024 as new factories are expected to switch to ET technology machinery.

In addition to the growth prospects of ET technology, the total addressable market for PCB and substrate equipment in 2022 amounted to approximately $5 billion with an expected industry growth of serviceable addressable high-end PCB market at CAGR 38.3% in the period from 2022 until 2026 in the estimate of the Company based on third-party data by Prismark Partners, the leading source for PCB market data, and industry expert information by a leading international consultancy firm. Within this overall industry there is a shift to the high-end production technologies which are our key target focus.

Photovoltaics

Our business in the photovoltaics market is significantly smaller in terms of revenues compared to our business in the electronics market. However, we have been working on photovoltaics solutions for over 20 years and believe our machinery includes significant advantages for customers compared to processes and machines offered by our competitors. We have also developed solutions that allow photovoltaics to reach high volume at low cost. We are currently aiming to develop this business further and, subject to supportive market and economic conditions, anticipate significant growth in this area, fueled by customer demand, a transition to renewable energy and regional drivers in US, Europe and China.

We are also currently working on developing the next generation of wet process systems for combined alkaline texturing and alkaline polishing equipment as well as an atmospheric pressure chemical vapor deposition (“APCVD”) that can enable low-cost tunnel oxide passivated contact (“TOPCon”) and integrated back contact (“IBC”) cell manufacturing, amongst others. In addition to silicon based solar cell manufacturing, we also focus on horizontal inline wet process equipment for thin-film solar modules. Our glass know-how from our thin-film business is also used in other glass treatment processes such as glass surface structuring.

Customers in Photovoltaics

We have a customer base consisting of the larger producers and developers of solar cells and thin-film solar modules. For our existing customers we focus on building trusted, long-lasting relationships combined with an emphasis on our know-how. For new customers, we rely on our deep technological know-how as well as on our reliable availability of service personnel through our service hubs. That is coupled with our co- development approach and customer-supported R&D as part of our efforts to ensure the fit of SCHMID machines to an individual customer’s production requirements.

After Sales Services

Through our five service centers located around the world, we focus on offering worldwide customer-oriented services, including on-site management, remote maintenance and diagnosis, customer training and project management at our customers’ facilities.

We also provide customer support services through the provision of spare parts, upgrades, maintenance contracts and ancillary services allowing our customers to benefit from our service network in multiple jurisdictions globally and more than 100 service engineers capable of providing comprehensive on-site service.

Business Strategies

We aim to continue our technological leadership by investing in product development on an ongoing basis. Our key growth strategy is to drive our revenues in the electronic market as a result of ET adoption in the PCB and substrate market over the next years, thus displacing traditional technologies such as mSAP and SAP. In addition, we aim to grow organically by focusing on an expansion of our product portfolio and increasing the penetration of the high-end PCB and organic substrate market. An additional growth field will be equipment and processes for glass substrate manufacturing. As part of our customer service business, we aim to benefit from economies of scale as the installed base of machinery increases and we as a result can grow revenues for services for our machinery proportionally to the installed base.

We also plan to consider selected strategic acquisitions that are aligned with our technology focus, in particular in the area of software for advanced connectivity and high-end automation.

Overall, we believe our revenue growth will be supported by a number of key trends that should increase the demand for our products such as substrates with higher density, higher frequencies and introduction of new materials all of which will require new production technologies, including:

●	As the use of artificial intelligence expands, it will become more sophisticated. We believe that the expected broad and rapid adoption of AI will accelerate growth in required computing power. The growth of artificial intelligence technology may lead to an increase in the demand for novel semiconductor packaging solutions that can keep pace with rapid AI growth such as Intel`s move to more advanced glass substrates that use next generation chiplet based CPU`s or so called CoWoS (chip on wafer on substrate concepts).
●	Greater connectivity and the internet of things (IoT) including personal devices and continuous miniaturization can increase the volume of data that needs to be transmitted, processed and stored and drive further demand for our customers’ products and thus for orders for our machines and services.
●	Additionally, as investors become more focused on ESG and environmental pressures, the interest in carbon neutrality, green products and processes will increase. Customers and producers will strive to reduce the eco footprint of manufacturing processes and reduce energy and water consumption and our green production, urban fabrication facilities that meet international environmental standards and facilitate manufacturing in the US, Europe and South East Asia and our R&D efforts provide our customers with products which help them achieve their CO2 reduction targets. Our ET technology is important for this trend, based on our estimates, the ET process uses 30% less energy, 70% less water and 40% less chemicals than current processes and reduces CO2 emissions by 30%. Not only does this ET process decrease the total costs of ownership, but it also lowers the carbon footprint of production which can further help customers achieve their ESG goals.
●	We believe that the expansion in electric vehicles and autonomous driving technologies will lead to a greater demand for high power applications, as well as a greater need for highly reliable radar and sensor applications. As cars continue to include a larger number of semiconductors, new PCB technologies are critical to ensuring the comfort, durability and safety of autonomous driving. Additionally, as countries continue to incentivize drivers to switch to electric vehicles, we expect the market for PCBs to continue to grow as PCBs are used in the production of charging stations and audio and visuals display systems.
●	Market applications for end products produced by our machines include solar cells and modules for charging stations, full battery know how for the Vanadium Redox Flow Batteries (“VRFBs”) in stationary energy storage. We produce other machines that enable production of high-quality parts for cars, such as radar systems for autonomous driving, metal etching for interior design, anti-glare display technology, packaging and HDI+ for 5G communication, packaging for processors and etching thick copper for LED lighting and High- Power solutions.

Geographically, we aim to further expand into new geographies and regions, in particular in Asia outside of China and in North America. We expect an increase of greenfield projects outside of China with the aim to reduce supply chain risks which have emerged as a concern of our customers after the COVID-19 pandemic. As part of this broader reach to supply customers, we may in the future also add an additional production location in Asia. In the North American market, we have in February 2024 entered into a strategic partnership with Calumet Electronics, a leading American printed circuit board manufacturer pioneering the domestic production of advanced packaging substrates. Through this strategic partnership, we are aligning efforts with Calumet to establish the first-ever US-based advanced substrate facility. We continuously review our geographic footprint to serve our customers and follow them to the locations they are operating in and aim to continue this dynamic approach in the future.

We have recently entered the glass substrate machining market and have offered specific machines in this sector to customers. We consider this technology to be suitable to be implemented at various original equipment manufacturers. Furthermore, it can be used in combination with ET layers.

Another growing market is equipment used for fuel cell production. Using our process know-how, we have been successful adapting our equipment for use in the production of bipolar plates.

Sales and Procurement

Through our sales, engineering, research and development and procurement teams, we combine deep product expertise of our engineering/R&D and procurement experts with our front-line customer-oriented sales staff. Our local presence in key markets ensures proximity to global customers. Our engineering team drives the technical specifications and can also decide on procurement deals with commercial terms. The procurement process is an important element in our overall sales strategy in which technical qualification and quotation are crucial factors for selection. We are present in all our key target markets when it comes to sales and services. While our global central organization for sales and services is located in Germany, our employees located in the countries in which we operate maintain their relationships with key customers.

We purchase local and imported parts, but also commodities. We have long-standing relationships with our most trusted suppliers and employ specified and diligent processes for qualifying new suppliers. Additionally, we have in-house product development and strict quality control standards that are expected to be followed during production as part of our efforts to ensure our high-quality standards are maintained. While we centrally monitor our purchasing activities, both factories can also make decisions locally in terms of decision making for sourced materials and components.

Research and Development

Our research and development efforts are focused on expanding the market position in all our target markets and to provide high-tech technology solutions for our customers. As a technology-oriented business, we research and develop in our own product-related technology center with 32,000 square feet laboratory and prototyping facility in Freudenstadt.

As part of our activities in basic research, we work with customers and cooperation partners as well as leading research institutes worldwide. In our research projects we undertake and focus on new technologies and research products in the fields of photovoltaics, electronics and energy storage:

●	The subject of research and development in the electronics market is developing applications for the new ET process, sampling for customers and finetuning their products. At the same time, we optimize the equipment for the next generation’s requirements of our OEMs with a focus on glass substrates. Our research focus is to meet newly emerging requirements in the high-tech sector to support the latest process and manufacturing technologies.
●	In the field of photovoltaics, we focus on various products including on the research and development in relation to the expansion of the new generation of systems of our InfinityLine for alkaline structuring and polishing. The actual APCVD tools are redesigned for the needs of TOPCon solar cells.

●	In energy storage we focus on the structuring of copper foil as current collector, production equipment for fuel cells and supporting our business partners in the field of VRFB for large energy storage.

We employ over 150 scientists, researchers and engineers worldwide and have multiple laboratories equipped with state-of-the-art technology and research conditions. Of these 150 employees, our technology center in Freudenstadt alone employs over 30 scientists, researchers and process engineers who carry out research and development work such as testing equipment, developing processes and sampling for customers. We regularly register new patents and as of December 31, 2023 we had more than 100 patents and industrial property rights. Furthermore, we hold several global trade names and trademark registrations and applications for registration, which we consider to be of value in identifying our products.

We benefit from a network of cooperative partners from industry leading institutes such as the Institute of Photovoltaics, the Institute of Solar Energy Research, the Fraunhofer Institute for Solar Energy Systems (ISE) and the University of Konstanz. We also focus on an efficient transfer from R&D to industrial applications and high-volume manufacturing which is crucial in our industry. Our technology center includes full prototyping capabilities for electronics, photovoltaics and glass applications. In addition, we have lamination, LDI, developing, etching, stripping and other capabilities along with extensive physical and chemical laboratories for basic research and statistical data analyses.

We have created additional opportunity for revenue generation through paid R&D. We expect our licensing revenue to increase due to growing installed base.

Competition

We believe we are well-positioned to compete in our target markets. In PCB high-end equipment, our market is generally consolidated with only a limited number of other major suppliers globally. Among our key competitors are several multinational competitors such as MKS Instruments, Inc., a NASDAQ listed company, but also more regionally operating companies. In the photovoltaics market, we also compete with multinational active companies such as Shenzhen SC New Energy Technology Corp, and depending on the specific applications also several other smaller companies. In other areas, such as machines for the energy sector and other specialty areas, we face a diverse set of competitors who specialize in such specific markets.

Employees

As of December 31, 2023, we had approximately 800 employees (by headcount). The biggest departments are production, engineering, sales and procurement. We have not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded our business operations.

Health, Safety and Environmental

We are subject to numerous laws and regulations relating to the environmental protection and the health and safety of our employees in multiple jurisdictions in which we operate. We are committed to maintaining compliance with all such applicable legal requirements. We have a strong record of safety and internal controls surrounding the manufacture and implementation of our products and systems and the health of our employees. While we are not subject to the German Supply Chain Due Diligence Act (Lieferkettensorgfaltspflichtengesetz), we have nevertheless implemented a Code of Conduct for our employees and suppliers that aims to ensure that working conditions in our supply chain are safe and suitable.

Legal Proceedings

In the general course of business, we sometimes face legal proceedings and claims against us.

Our subsidiary Schmid China Ltd. filed a claim against Beyond Force Company Limited for an outstanding payment due to our subsidiary of RMB 53 million (approximately $7.3 million as of September 2023) plus interest amounting to approximately RMB 21 million (approximately $2.9 million as of September 2023). Beyond Force Company Limited has filed a counterclaim valued at approximately RMB 123 million (approximately $16.9 million as of September 2023). Schmid has challenged the jurisdiction of the local Chinese court in this matter. After the relevant Chinese court dismissed our challenge in relation to whether the local Chinese court has jurisdiction, we filed an appeal, which is currently pending at the High People’s Court of Guangdong Province.

Except for legal actions in China, we are currently not subject to any material litigation or other legal proceedings.

In June 2023, we settled a dispute with a lender. More information is set out in the combined financial statements filed as part of this Annual Report.

C. Organizational Structure

The following diagram depicts our organizational structure as of the date of this Annual Report (including the material subsidiaries):

* SCHMID Group N.V. and XJ Harbour have agreed that XJ Harbour will transfer the approximately 25% of shares held by XJ Harbour in SCHMID Technology Guangdong Co., Ltd. to Gebr. Schmid GmbH in three tranches. For more information, see “Item 5. Operating and Financial Review and Prospects –C. Material Contracts.”

For a list of SCHMID’s subsidiaries see Exhibit 8.1 "List of Subsidiaries of SCHMID Group N.V."

D. Property, Plant and Equipment

Our headquarters is located in Freudenstadt, Germany and includes one of our two production facilities with our Freudenstadt location focused on the production of machines and equipment for both electronics and photovoltaic business and global customer supply. In addition, our core research and development activities are located in Freudenstadt including our technology center. We also have a production facility in Zhongshan in China in which we produce machines and equipment for both electronics and photovoltaics with a particular focus on the Chinese market. The production facilities have comparable capacity. We can dynamically shift production between them based on requirements and capacity constraints.

We also maintain further facilities in the United States, Malaysia, Singapore, South Korea and Taiwan, which are used primarily for customer service. Further facilities include those with our partners in South Korea which mainly serve as distribution centers and customer service centers. Furthermore, we have distribution partners located in Brazil, Italy, the Netherlands, Sweden, Austria, Israel, India and Japan.

Our partner in Advanced Energy Storage Systems Investment Company, Kingdom of Saudi Arabia, was SABIC Investment and Local Content Development Company, Kingdom of Saudi Arabia. The joint venture with SABIC (Saudi Arabia) has been terminated by mutual agreement in October 2023. The Company has made the strategic decision to relocate the manufacturing and technology development of machinery for vanadium redox flow-based energy storage systems back to Europe. Schmid has already started investigating suitable locations for the newly planned technology and production facility for its storage systems.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Schmid Group is conducted through Gebr. Schmid GmbH, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of Schmid.

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of Schmid’s combined results of operations and financial condition. The discussion should be read together with the combined audited financial statements for the years ended December 31, 2023, 2022 and 2021 and the related notes that are included elsewhere in this Annual Report. The following discussion and analysis is based on Schmid’s combined financial statements prepared in accordance with IFRS and the interpretations of the IFRS Interpretations Committee (IFRS IC) as issued by the IASB. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to Schmid’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties.

Overview

We are a global supplier of equipment, software and services for various industries such as PCB, substrate manufacturing, photovoltaics, and glass and energy storage with a focus on the highest end of this market in terms of technology and performance. We are a long-established, fifth-generation family- controlled business that was founded in 1864 as an iron foundry located in Freudenstadt, Germany and has a tradition of being at the forefront of technology. Throughout the almost 160 years of our operations, we have maintained our operations by developing our products according to trends in the market. We have been developing machines for the electronics industry since the 1960s, and photovoltaic solutions since the early 2000s and energy storage for the last seven years. We focus on a modular product portfolio of machinery used in the manufacturing of high-end PCB equipment and semiconductor packaging devices which includes common flexible circuit fabrication techniques such as subtractive, SAP, and mSAP. We are a global supplier of capital equipment, software and services for the PCB and substrate manufacturing industries. We focus on the highest end of the market in terms of technology and performance. We not only develop production techniques and build machines ourselves, we are also extensively working with our customers on joint research & development projects for the next generation of electronics and photovoltaics products. We produce our products in two manufacturing sites: one in Germany and one in China. In addition, we have built up an extensive service and sales network in five centers in the US, Europe, and Asia. In addition to our sales and service centers and two manufacturing sites, we also work with partners in South Korea. We also provide customer service through which we assist our customers with machinery and software upgrades, spare parts, logistics, customer training in multiple languages, on-site management, maintenance contracts and project management.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success depend on several factors which have affected our previous performance in the periods for which financial information is presented in this Annual Report. These factors include:

Market growth in our key PCB market and ET technology adoption

Our management expects that the further penetration of the ET technology in the overall market will lead to a significant increase of the share of capital expenditure spending for a new factory from 30% of equipment spending for a traditional fabrication methods factory to 90% in an ET technology factory. This estimate is an internal management estimate based on the understanding of technical processes required for factory fabrication methods. In 2023, ET technology only accounted for a small portion of the high-end PCB equipment market. The PCB market is expected to significantly expand in the next three years with ET technology gaining a significant market share starting in 2024 as new factories are expected to switch to ET technology machinery. ET technology is continuously showing a positive development with an increased customer base and new applications. The technology and its required equipment is showing the expected multi-usability approach to have a smooth transfer to ET or also a partial upgrade from mSAP & SAP. The customer base for these production lines could be increased, with the first packaging fabrication currently expected to be sold and delivered to the US high-end market in 2024. Due to positive feedback from our customers, we expect to receive orders for our ET technology in 2024.

Developments in Orders from our Core Customers

In fiscal year 2023, approximately 38% of our revenues were generated from sales to our two largest customers (€17.7 million from our top customer and €16.4 million from our second largest customer) and our ten largest customers represented approximately 71% of our revenues. If we fail to retain these key customers our results could be materially adversely impacted. Our core customers were also the key drivers of our revenues from fiscal year 2022 to the fiscal year 2023. In 2022, a long-term order for technical developments from another large customer also had a positive impact on the developments of our sales. In 2023, the industry trend and orders were generally more subdued than expected.

Trends affecting the Demand for our Customers’ End Products

We sell our machines to large original equipment manufacturers and to companies in their global supply chain in various sectors such as the electronics and semiconductor industries but also the photovoltaics and energy systems industries. The demand for our products and our revenues are influenced by a number of larger trends impacting this diverse set of industries:

●	Our revenues are impacted by technological advancements in the electronics industry, including the rollout of 5G, digital infrastructure that includes increasing adoption and continued miniaturization of personal devices and Internet-of-Things connected devices, cloud computing and artificial intelligence. The strong digital infrastructure has resulted in increases in data volume that need to be transmitted, stored and processed. All these changes drive demand for our customers’ products and in turn also the demand for our machines and equipment.
●	Our customers have an increasing preference for green manufacturing processes that result in fewer greenhouse gas emissions and are efficient in the use of other resources such as water. Our ET technology used, which is one of our key machine technologies, uses less energy and water compared to traditional manufacturing technologies.
●	The automotive industry is a significant consumer of electronic components. Electric vehicles are expected to have a key role in transport in the coming years. Regulatory initiatives including those in the EU, the US and China have supported the adoption of electric vehicles. In recent years, the number of electric vehicles produced globally has been increasing steadily. In addition, vehicles are generally adding more computer power, sensors and electronics to their systems to for instance provide autonomous driving feature or support high power applications, highly reliable radar and sensor applications. Our machines support the production of many of these applications including the semiconductor and electronic components required for these systems.

Macroeconomic and Geopolitical Factors

We operate across a wide range of countries. Not all of these countries are subject to the same economic and political forces at the same time, which usually provides us with a natural degree of macroeconomic and geopolitical diversification. There are, however, likely to be periods of time in which many, or even most, or all of the countries in which we operate will be subject to similar or identical forces that may impact our business negatively. An example of this is the geopolitical and macroeconomic headwinds that appear to have initially been set off by the Russian invasion of Ukraine launched on February 24, 2022, which resulted in increased volatility in the financial markets and disruptions to various industries that occurred simultaneously with the tightening of Covid-related monetary policy. In addition, it is currently not clear how other conflicts, such as the 2023 war between Hamas and Israel, will affect regional and global economies and financial markets.

Segment Reporting

Schmid has prepared IFRS financial statements and segment reporting, see note 6 of the financial statements for the year ended December 31, 2023.

Key Components of Operating Results:

The following discussion sets forth certain components of our statement of profit and loss and certain factors that impact those items:

Revenue:

We generate revenues from contracts with customers across all major geographic areas from two operational segments: (i) technical equipment and processes, which includes mainly the sale of machines including installation, long-term development and extended warranties; and (ii) spare parts and services, which includes the sale of spare parts as well as services including repairs, modifications of machines and inspections.

Cost of sales:

Our cost of sales includes personnel expenses, material expenses, depreciation and amortization and certain other expenses such as costs for outward freight, production related short-term leases and facility costs.

Selling:

Selling expenses principally consist of personnel expenses, legal and consulting fees, sales commission, distribution related external administration, advertisement, and other expenses. Personnel expenses mainly include salary and salary-related expenses. Distribution-related external administration comprises administration cost including utilities, insurances, travel expenses and expenses for short-term leases. Other expenses include mainly depreciation and amortization.

General Administration Expenses:

General and administration expenses consist principally of expenditures incurred in connection with the personnel expenses, legal and consulting fees, external administrative expenses and other administrative expenses. External administrative expenses comprise cost like utilities, insurance, travel expenses and expenses for short-term leases. Other administrative expenses include mainly depreciation and amortization.

Research and development expenses

Research and development is an important factor for our sustainable and long-term success. Research and development expenses principally consist of personnel expenses, depreciation and amortization, legal and consulting fees, research and development-related external administration and certain other research and development related expenses. Research and development-related external administration comprises administration cost such as utilities, insurance, travel expenses and expenses for short-term leases.

Other income:

Other income principally consists of foreign currency gains and other miscellaneous income such as government grants.

Other expenses:

Other expenses include foreign currency losses, other taxes, disposal of assets, and miscellaneous other items. Miscellaneous other items mainly include banking fees and other service charges.

A. Operating Results

The following table sets forth results of operations for the year ended December 31, 2023 and 2022.

	Year Ended
	December 31,
	2023	2022

	(in € thousands)
Statements of Profit or Loss Data
Revenue	90,246	95,058
Cost of sales	(63,849)	(61,721)
Gross profit	26,397	33,337
Selling	(12,577)	(11,369)
General administration	(12,538)	(6,973)
Research and development	(5,148)	(4,818)
Other income	15,985	3,375
Other expenses	(2,620)	(2,988)
Reversal on impairment on financial assets, net	22,696	3,091
Operating profit	32,195	13,654
Financial result	9,594	(11,988)
Share of profit (loss) in joint ventures	(1,057)	—
Income before income tax	40,732	1,667
Income tax (expense) benefit	(2,778)	1,924
Net income for the period	37,954	3,591

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

Our revenues decreased by €4.8 million from €95.1 million in the year ended December 31, 2022, to €90.2 million in the year ended December 31, 2023. The majority of our revenue was generated from the sale of our technical equipment and processes in the amount of €78.7 million in the year ended December 31, 2023, compared to €78.8 million in the year ended December 31, 2022. The PCB and semiconductor market is subject to shifts in demand that are difficult to predict, and we cannot be certain when and to what extent future demand or future weakness in this industry will materialize. In 2023, we experienced weakened demand in our market, particularly in China and Taiwan, which has been accompanied by a decline in industry-wide spending on production equipment in this region. The main reason for the decline in sales is the weakened end-market demand for electronics, such as personal computers and smartphones. The longer-term markets in Europe, the USA and the rest of Asia were unable to compensate for this weakened demand, especially as certain projects of Chinese customers to relocate production capacity to the rest of Asia have also been delayed.

Our second largest revenue stream was the sale of our spare parts and the provision of services to our customers such as maintenance. In the year ended December 31, 2023, we generated €11.5 million from the sale of spare parts and provision of services, a significant decline from €16.3 million generated in 2022. The Spare parts and services division was also negatively impacted by the economic situation in China. The lack of sales in the services and spart parts business was mainly caused by a reduction of orders in China and Taiwan (including due to the geopolitical situation in Taiwan).

Geographically, our revenue distribution across jurisdictions shifted. The weakening of the Chinese market in particular has a significant impact on our revenues in 2023. Although the strategic markets in the US, Europe and other Asian countries performed in line with expectations, they were unable to compensate for this. The following table shows the split in revenues across all our jurisdictions (we allocate revenues based on the country of the customer receiving the services or goods):

	Year Ended December 31,2023
in € thousand	2023	2022
China	15,308	39,424
Taiwan	1,634	12,846
USA	17,522	11,478
Germany	9,577	10,743
Malaysia	16,681	7,915
Austria	17,810	3,928
Other	11,714	8,724
Total	90,246	95,058

On December 31, 2023, our order backlog for the sale of technical equipment and processes amounted to €55 million. We expect to recognize revenue from all order backlogs within one year.

Cost of Sales

Our cost of sales increased by €2.1 million from €61.7 million in the year ended December 31, 2022, to €63.8 million in the year ended December 31, 2023. The increase was generally due to higher material costs, higher personnel expenses and higher depreciation and amortization.

Gross Profit

Our gross profit decreased from €33.3 million in the year ended December 31, 2022, to €26.4 million in the year ended December 31, 2023. As a result, our gross profit margin decreased from 35.2% in the year ended December 31, 2022 to 29.3% in the year ended December 31, 2023. The decrease in the gross profit margin was principally due to slightly increased fixed costs and material costs, while revenue declined as set out above.

Selling

Selling expenses increased by €1.2 million from €11.4 million in the year ended December 31, 2022 to €12.6 million in the year ended December 31, 2023. The increase was mainly attributable to increased personnel expenses and distribution-related external administration (that comprises allocated costs such as utilities, insurance, travel expenses or expenses for short-term leases).

General and Administration

General and administration expenses increased from €7.0 million during the year ended December 31, 2022, to €12.5 million during the year ended December 31, 2023. The main driver for this increase was additional costs triggered incurred related to the Business Combination as well as general cost increases in personnel expenses, administrative expenses and legal and consulting fees.

Research and Development

Research and development expenses increased from €4.8 million for the year ended December 31, 2022, to €5.1 million during the year ended December 31, 2023. The change is attributable to a planned increase for personnel costs and expenses for R&D related administration.

Other Income

Other income increased from €3.4 million in the year ended December 31, 2022, to €16.0 million during the year ended December 31, 2023.

The increase was mainly due to two exit bonus agreements. An exit bonus of €4.7 million related to the sale of a business group owned by Christian Schmid (the “Silicon Group”). The Silicon Group concluded several loan agreements with the Schmid Group, Silicon being the borrower. In 2021, Christian Schmid and the Schmid Group had entered into an agreement with respect to Silicon. Under this agreement, Christian Schmid was obliged to pay to the Schmid Group in case of a sale of Silicon a bonus of 5% from the net inflow of the Silicon sale as an exit bonus. Another exit bonus of €4.5 million related to the sale of subsidiary Montratec GmbH, to Montratec Sarl in 2018. The underlying stock purchase agreement included a clause on potential exit events, which requires Montratec Sarl to pay Schmid up to €4.5 million upon a future exit from Montratec. Schmid was informed in April 2023 about this exit event, i.e. that Montratec GmbH was sold by Montratec Sarl which resulted in an exit bonus of €4.5 million to Schmid.

Other miscellaneous income includes a gain resulting from a cancelled sale and leaseback agreement with a third party (€1.8 million) as well as government grants related to income in an amount of €356 thousand (2022: €519 thousand, 2021: €123 thousand). The grants are received in cash to compensate for expenses incurred in relation to research projects. In addition, other miscellaneous income includes income from asset disposals.

Other Expenses

Other expenses decreased from €3.0 million in the year ended December 31, 2022 to €2.6 million during the year ended December 31, 2023. The decrease is mainly attributable to expenses in 2022 attributable to the disposal of assets while in 2023 other expenses included a gain in relation to disposals of assets, as well as to a reduction in expenses for certain miscellaneous other items.

Reversal on impairment of financial assets

For the year ended December 31, 2023, a reversal of impaired financial assets in the amount of €21.4 million was recognized. The reversal of the impairment in 2023 relates to receivables from several legal entities of a business group owned by the shareholders of the Schmid Group  with a book value of €0 as the receivables had been fully impaired during 2014 due to the financial situation of the Silicon Group. In June 2023, the Silicon Group was sold to Group14 Technologies, USA and as part of the stock purchase agreement, Group14 Technologies, Inc. committed to the repayment of the receivables to Gebr. Schmid GmbH. Therefore, the impairment of the receivables to the Silicon Group has been fully reversed during the six months ended June 30, 2023.

Operating Profit

The Company’s operating profit increased from €13.7 million in the year ended December 31, 2022 to €31.3 million in the year ended December 31, 2023, principally driven by the reversal of the impairment and the existing bonus payments set out above.

Financial Result

Our financial result increased from a net expense of €12.0 million in the year ended December 31, 2022, to a net gain of €9.6 million in the year ended December 31, 2023. The change was mainly due to an extinguishment gain of €15.8 million related to our borrowings from debt funds for which we reached a settlement with the creditors resulting in loan extinguishment.

Income Tax (Expense) Benefit

We accounted for an income tax benefit of €1.9 million in the year ended December 31, 2022 and an income tax expense of €2.8 million the year ended December 31, 2023. The tax rate in 2023 is significantly driven by the fact that the Company was able to use tax loss carryforwards for which no deferred tax assets have been recognized in prior years. The tax rate in 2023 is below the German average tax rate due to the fact that part of the gains realized by the Company are not taxable and for the remaining part tax loss carryforwards can be used to reduce the tax impact.

Non-IFRS Financial Information

This Annual Report includes Adjusted EBITDA, which is a non-IFRS company-specific performance measure that we use to supplement our results presented in accordance with IFRS. We present non-IFRS measures because our management uses Adjusted EBITDA in monitoring Schmid’s business and because we believe that similar measures are frequently used by securities analysts, investors and others in evaluating companies in our industry. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our combined financial results prepared in accordance with IFRS.

The following table summarizes our Adjusted EBITDA reconciled to our profit /(loss), the closest IFRS measure for each period presented:

	Year ended December 31,
	2023	2022

	(in € thousands)
Net Income (loss) for the period	40,732	1,667
Financial result	(9,594)	11,988
Amortization and depreciation	6,904	6,283
Share of profit(loss) in joint ventures	1,057	—
Total Adjusted EBITDA	39,099	19,937

The total Adjusted EBITDA for various unusual income and expenses as follows: (i) the €21.4 million reversal of an impairment in relation to the Silicon Group sales, (ii) the two exit bonuses of €9.2 million and (iii) Business Combination related legal, consulting, and other costs of approximately €8.7 million. Adjusted for such one-off effects, our Adjusted EBITDA would have amounted to €17.2 million.

For more information see notes 5, 6, 11, 13 and 20 of our combined financial statements included elsewhere in this Annual Report.

B. Liquidity and Capital Resources

Sources of Liquidity and Operational and Funding Requirements

We principally finance our operations from our operating cash flows, i.e., the cash we generate by selling our machines, spare parts and services to customers. However, during the COVID-19 pandemic, we also obtained significant financing from shareholders (including investments from minority shareholders) and third party lenders, but repaid these loans in June 2023. As of December 31, 2023, and 2022, we had cash and cash equivalents of €5.7 million and €8.3 million on our balance sheet, respectively.

As a result of our NASDAQ listing, we expect to incur additional costs associated with operating as a public company, including expenses related to legal, accounting and financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

On a pro forma basis following the Business Combination, which was completed on April 30, 2024, we estimate that the pro forma cash on hand at December 31, 2023 would be sufficient to meet our operational needs for at least 12 months.

On a pro forma basis, we believe that our current cash and cash equivalents, together with the cash that we expect to receive from the Business Combination will provide sufficient funding to continue to finance our future cash requirements, though we cannot assure that this will actually be the case. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. Some of these risks and uncertainties are described in more detail in this Annual Report under the heading “Risk Factors”.

As of December 31, 2023, we had current financial liabilities of €26.1 million (of which €8.1 million are loans from shareholders and €16.7 million are loans from other related parties) and non-current financial liabilities of €22.2 million (of which €19.9 million are loans from shareholders) on our balance sheet. For more information, see note 28 of the combined financial statements for the financial year 2023 included elsewhere in this Annual Report.

Cash Flows

The following table summarizes our cash flows for each period presented (in € thousands):

	Year Ended December 31,
	2023	2022
Cash flow from:
Operating activities	13,810	280
Investing activities	72,477	(7,168)
Financing activities	(89,098)	3,165
Net increase (decrease) in cash and cash equivalents	(2,810)	(10,053)

Cash flow generated by operating activities for the year ended December 31, 2023, was €13.8 million, an increase compared with cash outflow of €0.3 million for the year ended December 31, 2022. The change in cash flow from operating activities reflected changes in working capital but is also related to more cash coming into the business operationally.

For the year ended December 31, 2023, net cash provided from investing activities amounted to €72.5 million compared to €7.2 million of net cash used in investing activities in the year ended December 31, 2022. The change was principally a result of the repayment of the shareholder loan by Christian Schmid as a result of the Silicon Business sale.

For the year ended December 31, 2023, net cash used in financing activities amounted to an outflow of approximately €89.1 million, while cash generated from financing activities for the year ended December 31, 2022, was €3.2 million. The main driver of the change was the payment of loans that came due during the year.

Future funding Requirements

While we fund our operations from our operating activities, we may enter into further debt instruments with lenders, or issue new shares to investors in private placements in order to increase our cash position for future growth initiatives. As of the date of this Annual Report, no such additional debt instruments or private placement agreements have been concluded, (equaling the estimated redemption price at the closing of the Business Combination) to the Company, noting that such investors are entitled to receive 41,610 shares from the Sponsor as part of the incentive share compensation for entering into an investment agreement before the closing of the Business Combination.

Off-Balance Sheet Arrangements

As of December 31, 2023, the Schmid Group did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Financial Risk Management

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk, foreign currency risk and interest rate risk. Schmid regularly assesses each of these risks to minimize any adverse effects on our business as a result of those factors.

C. Research and Development, Patents and Licenses

Description of our Proprietary Technology and Intellectual Property

For information about our proprietary technology and intellectual property, please see “Item 4. Information on the Company — B. Business Overview.”

Research and Development

For information about our research and development activities, see “Item 4. Information on the Company — B. Business Overview.”

D. Trend Information

Based on our budget forecasts for the whole 2024 financial year, we estimate that our sales will be up to €130 million and our adjusted EBITDA will be up to €35 million (before de-SPAC, IPO-related or listing-related costs) for the financial year ended December 31, 2024.

The current forecasts for the financial year 2024 are mainly based on (i) the order backlog as at December 31, 2023, which amounted to €55 million (this order backlog covers a significant portion of our forecast for our full year sales in the 2024 financial year), and (ii) discussions with the Group’s most important customers about their project pipelines and potential orders that can be realized in the financial year 2024 and the assessment of macroeconomic conditions, in particular the expectation that the markets in China and Taiwan will return to their previous strength in the first half of the year 2024 and that the global economy will develop in line with the IMF’s expectations at the beginning of 2024.

The market for glass substrates and the demand for additional production lines for ET processes in particular are showing positive demand trends. We believe the demand for our ET technology will add further growth to our sales in the medium term beyond 2024.

Based on our budget projections and forecasts, we estimate that our operating cash flow (before de-SPAC, IPO-related or listing-related costs) will amount up to €21 million in financial year 2024. We plan a significant increase in capital expenditure up to €11 million in financial year 2024 compared to 2023 as a result of our plan to increase our growth-related capital expenditure.

In the North American market, we have in February 2024 entered into a strategic partnership with Calumet Electronics, a leading American printed circuit board manufacturer pioneering the domestic production of advanced packaging substrates. Through this strategic partnership, we are aligning efforts with Calumet to establish the first-ever US-based advanced substrate facility.

On April 17, 2024 we announced that Australian Flow Batteries Pty Ltd ("AFB"), a leader in innovative energy solutions and economical, safe, and reliable power storage, and SCHMID Energy Systems GmbH, one of our subsidiaries signed a memorandum of understanding in relation to a strategic partnership aimed at transforming the residential energy storage market. The memorandum of understing represents a collaborative effort to leverage AFB’s comprehensive approach to electricity independence and carbon footprint reduction. The common strategic goal is to develop and supply Vanadium-Redox-Flow-Battery systems. The agreement sets forth a joint development and supply framework for advancing the design, supply, and production of flow battery systems, with a focus on energy sustainability and innovation.

Our independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft, has not examined, compiled or otherwise applied procedures to the financial forecast presented herein and, accordingly, does not express an opinion or any other form of assurance on it.

BDO USA, P.C., Pegasus’s independent registered public accounting firm has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the financial projections contained in this Annual Report, and accordingly, BDO USA, P.C. does not express an opinion or any other form of assurance with respect thereto.

E. Critical Accounting Estimates

Our combined financial statements for the fiscal years ended December 31, 2023, 2022 and 2021, have been prepared in accordance with IFRS as issued by the IASB. The preparation of the combined financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. In preparing these combined financial statements, management exercises its best judgment based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the financial periods presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

For more information on critical accounting estimates, see the notes of the Company’s combined financial statements, which are included in Item 18 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information about SCHMID’s management is based on the provisions of SCHMID’s Articles of Association, which is included as an exhibit to this Annual Report.

Overview

The following table lists the names and positions of those individuals are SCHMID’s directors and executive officers.

Name	Position
Executive Officers
Christian Schmid	Chief Executive Officer
Julia Natterer	Chief Financial Officer

SCHMID Board of Directors

Prof. Dr. Sir Ralf Speth	Chairman, Non-executive Director (independent)
Christian Schmid	Executive Director
Anette Schmid	Non-executive Director
Dr. Stefan Berger	Non-executive Director (independent)
Boo-Keun Yoon	Non-executive Director (independent)
Christian Brodersen	Non-executive Director (independent)

The board of directors of the Schmid Group after the closing of the Business Combination consists of six members.

The business address for each of the directors and executive officers of the Company is Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany.

Executive Officers

Christian Schmid is serving as the Company’s Chief Executive Officer and Executive Director of the Company’s board. Mr. Schmid has been a member of Gebr. Schmid management since 1998, where he acted as an assistant to the management board before becoming managing director in 2001. As the CEO of Schmid, Mr. Schmid has extensive experience in the development of high-tech machines and systems designed for surface treatment processes to be used across various industries including electronics, photovoltaics, glass and energy storage. Since 1998, Mr. Schmid has acted as managing director of many of Schmid’s subsidiaries and affiliates, including, as of the date of this Annual Report, SCHMID Asia Ltd. (1998-present), SCHMID China Ltd (2005-present), Schmid Verwaltungs GmbH (2009-present), Schmid Energy Systems GmbH (2011-2023), SCHMID Pekintas Günes Enerji Sistemleri San. Ve Tic. A.S. (2013-present), SCHMID Taiwan Ltd. (2016-present) and C. Schmid Beteiligungsverwaltung GmbH (2017-present). Mr. Schmid has also acted in the role of director for SCHMID Systems, Inc., SCHMID Automation (Zhuhai) Co. Ltd. (2017-present), SCHMID Avaco Korea Co. Ltd. (2018-present), Advanced Energy Storage Systems Investment Company (2020-2023) and SCHMID Technology (Guangdong) Co. Ltd. (2021-2023). Mr. Schmid began his career in the engineering space in 1984 as an engineering draftsman and received an advanced technical certificate in engineering following two years of military substitute service at Arbeiterwohlfahrt Freudenstadt. From 1996 until he joined the management team of Schmid, Mr. Schmid worked for Hahn & Kolb on the development and implementation of an internet-based c-parts supply system. Mr. Schmid has a business engineering degree from the Offenburg University of Applied Sciences and Arts (Fachhochschule).

Julia Natterer serves as the Company’s Chief Financial Officer. Ms. Natterer holds a degree in Business Administration from the University of Regensburg and has over 20 years of experience. She acted across various managerial positions in finance, accounting and audit. Ms. Natterer has successfully passed the exams of a Certified Public Accountant in Germany (Wirtschaftsprüfer) and Tax Consultant in Germany (Steuerberater). Her main areas of expertise are the organization, management and advisory of industrial companies regarding the preparation and audit of financial statements, financing issues and tax matters. Ms. Natterer started her career in 2000 in the audit department of KPMG in Munich. In 2008, she became the Head of Finance of Convotherm Elektrogeräte GmbH where she held responsibilities for accounting, treasury, controlling, taxes as well as some IT responsibilities. When she joined SÜSS MicroTec in 2010 as Director of Finance & Controlling, she was additionally entrusted with M&A negotiations and post-merger integration and implementation. Ms. Natterer joined Schmid in 2021 as Chief Financial Officer.

The Board of Directors

See “— Executive Directors” for the biography of Christian Schmid.

Anette Schmid is a director of the Company’s board. Ms. Schmid has over 25 years of experience working for Schmid. Her main areas of expertise are strategic IT alignment, project systems, production, logistics, controlling, integrated value flows, interfaces, accounting conversion, selection consulting and audit support. From 2013 on, Anette Schmid was involved in the project management of selected projects with focus on IT, SAP (system analysis program development (Systemanalyse Programmentwicklung)) and controlling at Gebr. Schmid GmbH. Since 2011, she has been a co-owner of Gebr. Schmid GmbH and owner of Schmid Aequitas GmbH & Co. KG and Schmid Aequitas Verwaltung GmbH. From 1999 to 2012, Anette Schmid was SAP project manager and co-owner of untersee GmbH where she was involved in the implementation of integrated SAP systems in various companies in the machinery and plant engineering industry, such as Mannesmann-Rexroth AG, Putzmeister AG, Winkler+Dünnebier GmbH, Krones AG, Herrenknecht AG, Schmidt Technology GmbH, KACO new energy GmbH, TQ-Systems GmbH and others. Further, she worked at Gebr. Schmid GmbH in SAP activities in controlling and sub-project management in SAP system implementation, controlling and logistics from 1996 to 1998. In addition to her share in Gebr. Schmid GmbH, Anette Schmid is co-owner of Schmid Grundstücke GmbH & Co. KG and Schmid Grundstücksverwaltung GmbH since 2015. Anette Schmid has a bachelor’s degree in business administration.

Prof. Dr. Sir Ralf Speth serves as the Chairman of board of directors of SCHMID. Prof. Dr. Sir Ralf Speth has over 40 years of operating, M&A and financing experience in the automotive and transportation-related sector. Prof. Dr. Sir Ralf Speth is considered to be an industry thought leader on the global need for energy transition and the technologies which will transform our energy infrastructure, most notably as it relates to hydrogen power and autonomous driving technologies. Since September 2020, Prof. Sir Ralf Speth has served as a non-executive director and the vice-chairman of the board of Jaguar Land Rover Automotive PLC, a British multinational automotive subsidiary of Tata Motors and a manufacturer of luxury vehicles and sport utility vehicles, and, as of October 2016, a member of the Board of Directors of Tata Sons, the principal holding company of more than 100 operating companies with a combined revenue of more than $100 billion. Prof. Dr. Sir Ralf Speth has also been a professor at the University of Warwick since 2014. As of March 2022, he serves as director of Swiss E, Mobility Group AG (SEMG). Prof. Dr. Sir Ralf Speth also serves as director of the Norton Motorcycle Company, a position he has held since March 2022. As of January 2021, Prof. Dr. Sir Ralf Speth serves as a strategic advisor to Bladon Micro Turbine Limited, a designer, developer and manufacturer of micro turbine gensets to serve the telecommunication market. In February 2021, he joined the strategic advisory board of FiveAI Limited, a developer of autonomous-vehicle technology. In October 2020, he joined the Board of Directors of TVS Motor Company, which is one of the top 5 global manufacturers of two- and three-wheelers. He became the company’s Chairman in January 2023. In March 2021, he joined the supervisory board of FEV Group, the internationally recognized vehicle development services provider with more than 6,000 employees globally who deliver solutions around innovative vehicle powertrains and electrification, intelligent & connected mobility, and vehicle software and connectivity solutions. In March 2021, he began serving as a strategic advisor to Haro, a manufacturer of hardwood and laminate flooring. He became a member of Haro’s board of directors in September 2021. In July 2021, he began serving as a strategic advisor for Luminar Technologies, Inc. (Nasdaq: LAZR), a developer of advanced sensor technologies for the autonomous-vehicle industry. In July 2021, Prof. Dr. Sir Ralf Speth became a strategic advisor for CT Charlton USA, a company that serves as sales liaison for manufacturers that supply products for some of the world’s largest automotive groups. In addition, as of January 2020, he serves as a strategic advisor to Continuum Life Sciences, a non-profit focused on cancer research. Prof. Dr. Sir Ralf Speth also served as the Chief Executive Officer of Jaguar Land Rover from February 2010 to September 2020, helping the company grow substantially over this period, including leading its push into new markets, and establishing factories in China, Slovakia, Brazil and India. Prof. Dr. Sir Ralf Speth also spearheaded Jaguar Land Rover’s car line-up expansion, introducing highly successful models like the Range Rover Evoque, Range Rover Velar, Defender, and the award winning, electric Jaguar I-Pace, the first luxury e-SUV and triple 2019 World Car of the Year. Prior to joining Jaguar Land Rover, Prof. Dr. Sir Ralf Speth held positions as Executive Director of the Material Handling Division and Global Head of Production, both at the Linde Group (NYSE: LIN), a global leader in both clean hydrogen and in H2 refueling stations for cars, trucks, trains, forklifts and buses and engineering company with 2020 sales of $27 billion, Director of Production, Quality and Product Planning at the Ford Motor Company’s PAG before the division’s sale to Tata Motors in 2010. Prior to joining Ford, Prof. Dr. Sir Ralf Speth spent over 20 years at BMW Group, a world leading premium manufacturer of automobiles and motorcycles with its four brands BMW, MINI, Rolls-Royce and BMW Motorrad, working across various executive and managerial positions. Prof. Dr. Sir Ralf Speth has been a member of the Royal Academy of Engineering since 2014. In 2015, Prof. Dr. Sir Ralf Speth was appointed an honorary Knight Commander of the Order of the British Empire for his services to the UK automotive industry. In August 2019, the award was made substantive following Prof. Dr. Sir Ralf Speth becoming a British citizen. In May 2020, Prof. Dr. Sir Ralf Speth was elected a Fellow of the Royal Society. Prof. Dr. Sir Ralf Speth was awarded a degree in Engineering from the University of Applied Sciences Rosenheim, Germany. Additionally, Prof. Dr. Sir Ralf Speth received a Doctorate of Engineering in Mechanical Engineering and Business Administration from the University of Warwick. Over the course of his distinguished career in the transportation industry, Prof. Dr. Sir Ralf Speth has been the recipient of a number of recognitions and awards, including Auto Best 2014, Winner; Auto Express. Winner, 2014; Hall of Fame, 2014; Automotive News Europe. ALL STAR, 2014; Coventry Award of Merit, 2014; Future Manufacturing Award, 2013; Fellow of the Royal Academy of Engineering, 2014; Issigonis Trophy, 2017; MANBEST 2013, Warsaw; The Institution of Engineering and Technology, IET. Gold Medal, 2011; The Outstanding Industrialist, 2013; and Trophée d’Or, Logistique Européenne, Elancourt, France.

Dr. Stefan Berger serves as director of the Company’s board. Dr. Berger has over 15 years of experience in global blue-chip and family-owned companies across multiple geographies and sectors, including Automotive OEMs and Suppliers, Commodities, Healthcare, Publishing, Telecommunications, Fashion and Consumer Goods. In August 2021, he began serving on the Strategic Board of Advisors of Skyworks Aeronautics Corp., a designer and developer of high-performance gyroplanes. From October 2017 to June 2021, Dr. Berger served as Director of Electrification at Jaguar Land Rover Limited, a British multinational automotive subsidiary of Tata Motors and a manufacturer of luxury vehicles and sport utility vehicles, where he was responsible for the company’s off-board electrification activities in the field of charging services for electric vehicles and battery second life. Dr. Berger laid the foundation for Jaguar Land Rover’s transformation to electrified vehicles by driving the electric product plan and overall strategy. In his role he also served as a trustee on the Board of The Faraday Institution from January 2018 to March 2020. The Faraday Institution is part of the UK government funded $350 million Faraday Challenge, an initiative to develop, design and manufacture world-leading batteries in the UK. Prior to Jaguar Land Rover, from May 2016 to September 2017 and June 2013 to February 2014, Dr. Berger served as Vice President to the Chairman’s Office at Tata Sons, the principal holding company of more than 100 operating companies with a combined revenue of more than $100 billion. In this role, Dr. Berger worked closely with Group companies including Tata Motors and Jaguar Land Rover on the development and implementation of strategic and operational plans on behalf of the Group Chairman. Prior to his role at Tata Sons, Dr. Berger Co-founded Visioning, the private investment and consulting office of Prof. Dr. Wolfgang Reitzle, where he served as a Managing Director from May 2014 to March 2016. From November 2010 to May 2013 Dr. Berger held the role of Director Corporate Strategy at Jaguar Land Rover where he helped the company to set up its JV in China and drove Jaguar Land Rover’s strategy. Before that he was Executive Assistant of the CEO of the Linde Group (NYSE: LIN), a global leader in both clean hydrogen and in H2 refueling stations for cars, trucks, trains, forklifts and buses and engineering company with 2020 sales of $27 billion, Prof. Dr. Wolfgang Reitzle. Dr. Berger earned a degree in Business Administration and Information Systems from the University of Passau and went on to complete a doctoral thesis in Information Systems from the University of Regensburg (Institute of Information Systems) & Bavarian Research Cooperation on Information Systems.

Boo-Keun Yoon serves as director of the Company’s board. Mr. Yoon holds a bachelor’s degree in electrical engineering from Hanyang University and has 45 years of experience at Samsung Electronics. He began his career at Samsung Electronics in November 1978 as a TV engineer and has worked in Korea, Germany and the UK. In January 1999, he was promoted to the executive level of the Global Operations Team for Samsung’s Visual Display Business. Beginning in January 2007, Mr. Yoon acted as Vice President and Head of the Visual Display Business, and in January 2009 he was promoted to President and Head of the division. In 2011 he was appointed to the role of President and Head of the Consumer Electronics Division and concurrently served as Head of the Digital Appliances Business. He was promoted to President and CEO of the Consumer Electronics Division in March 2013. In November 2017, he was appointed to Vice Chairman and CEO. Since May 2018, he has worked as Vice Chairman for the Corporate Relations Department. In addition, he has acted as Vice Chairman of the Korean Chamber of Commerce and Industry as well as the Korean Enterprise Federation. From January 2020 until 2023, he also worked as senior advisor at Samsung Electronics. Over time, Mr. Yoon has been honored with several awards, inter alia, the Order of Science and Technology Merit of the President of Korea in April 2007.

Christian Brodersen serves as director of the Company’s board. Mr. Brodersen holds a degree in law from the Goethe University of Frankfurt am Main and also studied law in Geneva. He is a fully qualified lawyer admitted to the bar in Germany. In addition, he earned a Master of Law degree from the London School of Economics. From 1976 until 1981, he worked as an attorney in the Tax and Legal Department of the auditing company Coopers & Lybrand in Frankfurt am Main. Mr. Brodersen became a qualified tax consultant (Steuerberater) in Germany in 1980 and a qualified and certified public accountant (Wirtschaftsprüfer) in Germany in1982. From 1981 on, he worked as associated attorney in the international law firm Baker McKenzie in Frankfurt am Main and in 1987 became partner. He was additionally appointed as notary public in Frankfurt am Main from 1991 through 2018 when he reached the legal retirement age for a notary public, Mr. Brodersen retired as partner in 2020.

Board Diversity

The table below provides certain information regarding the diversity of the Board as of the date of this Annual Report:

Board Diversity Matrix
Country of Principal Executive Offices:	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity

Directors	Female: 1
Male: 5
Non-Binary: 0
Did not disclosure gender: 0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

Leadership Diversity

We have not made any determination on the diversity of our leadership team as of December 31, 2023.

Family Relationships

Christian Schmid and Anette Schmid are siblings.

B. Compensation

Compensation of Board Members

The Board of Directors have not yet received any compensation following the closing of the Business Combination.

Anette Schmid is an employee of Gebr. Schmid (for information on her compensation, see below under “Non-executive Directors Compensation”).

Upon the closing of the Business Combination, the Schmid Group entered into indemnification agreements with its directors and executive officers.

Share Ownership of Executive Officers and Non-Executive Directors

See the section entitled “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Incentive Plan

We intend to put in place an equity incentive plan which may cover the directors and executives, but could also cover our employees. As of the date of this Annual Report, the Board of Directors has not yet resolved on the implementation of any equity incentive plan. We currently intend to use up to 2,500,000 shares of the Company for such an equity incentive plan.

Adoption of Clawback Policy

In accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an Incentive Compensation Recoupment Policy which is filed herewith as Exhibit 97.1

Arrangements with Executive Officers

Christian Schmid Compensation

On April 30, 2024, it was resolved to establish and approve, subject to the adoption of the Compensation Policy and with effect as per April 30, 2024, the following compensation for Mr Christian Schmid as an executive director:

●	an annual fixed amount of EUR 606,363 and an annual fee of EUR 70,000 (the annual fixed amount will be increased with 3.3% as of May 1, 2024);
●	an annual short-term bonus of up to 30% of the annual fixed amount, based (i) on the Company's consolidated EBIT margin, and (ii) certain individual targets set out by the compensation committee:
o	Mr Christian Schmid will receive EUR 11,000 for each percentage point of consolidated EBIT margin achieved by the Company (on a pro rata basis, i.e. if the Company’s consolidated EBIT margin is 1.5%, Mr Christian Schmid will receive EUR 16,500); and
o	Mr Christian Schmid will receive EUR 25,000 if he fulfils his individual targets: for the year 2023 the individual target was achieved with the conclusion of the business combination agreement; for the year 2024 the individual target is achieved once the Company’s listing on the NASDAQ has been completed; and
o	If the EBIT margin is negative, an amount of EUR 11,000 per negative percentage point of the consolidated EBIT margin achieved by the Company in the financial year 2024 will be deducted from this EUR 25,000 short-term bonus (on a pro rata basis as set out above), provided that the short-term bonus cannot be less than EUR 0; and
●	the following additional allowances: schooling costs, travelling expenses and a company car, if requested by Mr Christian Schmid.

Julia Natterer Compensation

Julia Natterer’s compensation for her role as CFO includes the following:

●	an annual fixed amount of EUR 189,360 and an annual service fee of EUR 35,000 (the annual fixed amount will be increased with 3.3% as of May 1, 2024);
●	an annual short-term bonus of up to 50% of the annual fixed amount, based (i) on the Company's consolidated EBIT margin, and (ii) certain individual targets as follows: (i) EUR 4,500 for each percentage point of consolidated EBIT margin achieved by the Company (on a pro rata basis) and (ii) EUR 15,000 for individual targets if she fulfils her individual targets: for the year 2023 the individual target was achieved with the conclusion of the business combination agreement; for the year 2024 the individual target is achieved once the Company's listing on the NASDAQ has been completed; and if the EBIT margin is negative, a deduction.

●	the following additional allowances: a company car, if requested by Ms. Julia Natterer.

Christian Schmid Service Agreements

In April 2024, the Company entered into a services agreement with Christian Schmid. The services agreement provides for, among other things, a service fee of €70,000.

Julia Natterer Service Agreement

In April 2024, the Company entered into a services agreement with Julia Natterer. The services agreement provides for, among other things, a service fee of €35,000.

Non-Executive Director Compensation

In connection with the Business Combination, we adopted a Board member compensation policy, as amended, which governs the compensation of our executive and non-executive directors. The terms and conditions of the Board member compensation policy that are applicable to non-executive directors are designed to attract and retain high quality non-executive Board members by providing competitive compensation and aligning their interests with the interests of shareholders through equity awards. On April 30, 2024 the following compensations have been resolved (subject to the formal adoption of the compensation policy) as the annual compensation for the non-executive directors:

●	Mr. Stefan Berger: EUR 90,000;
●	Mr. Ralf Speth: EUR 165,000;
●	Mr. Christian Brodersen: EUR 115,000;
●	Mr. Boo-Keun Yoon: EUR 90,000, and
●	Ms. Anette Schmid:
o	Anette Schmid will receive a fixed annual fee of EUR 95,000;
o	an annual base salary for the operational tasks she will perform for the Company or its subsidiaries of EUR 244,567 (the annual base salary will be increased bz 3.3% as of May 1, 2024 and this annual base salary is subject to an increase equal to the increase that all employees of Gebr. Schmid GmbH may receive from time to time due to the discretion of management);
o	a short-term bonus of up to 50% of the annual base salary based on the Company's consolidated EBIT margin and certain individual targets set out by the management:
◾	Ms Anette Schmid will receive EUR 10,000 for each percentage point of consolidated EBIT margin achieved by the Company (on a pro rata basis, i.e. if the Company's consolidated EBIT margin is 1.5%, Ms Anette Schmid will receive EUR 15,000); and
◾	Ms Anette Schmid will receive EUR 25,000 if she fulfils her individual targets: for the year 2023 the individual target was achieved with the conclusion of the business combination agreement; for the year 2024 the individual target is achieved once the Company's listing on the NASDAQ has been completed; and
◾	If the EBIT margin is negative, an amount of EUR 10,000 per negative percentage point of consolidated EBIT margin achieved by the Company will be deducted from this EUR 25,000 short-term bonus (on a pro rata basis as set out above), provided that the short-term bonus cannot be less than EUR 0; and

o	a company car, if requested by Ms Anette Schmid.

Home Country Compliance

As a foreign private issuer, in accordance with NASDAQ listing requirements, we comply with home country compensation requirements and certain exemptions thereunder rather than complying with NASDAQ compensation requirements. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to Directors, such compensation should however be consistent with our compensation policy. Such compensation policy was adopted by the General Meeting. Changes to such compensation policy require a vote of the General Meeting by simple majority of votes cast. The Board determines the remuneration of individual Directors with due observance of the compensation policy. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which Directors may participate is subject to approval by the General Meeting by simple majority of votes cast. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the Directors and the criteria for granting or amendment. Our compensation policy authorizes the Board to determine the amount, level and structure of the compensation packages of the Directors at the recommendation of our compensation committee. These compensation packages may consist of a mix of fixed and variable compensation components, including base salary, short-term incentives, long-term incentives, fringe benefits, severance pay and pension arrangements, as determined by the Board.

C. Board Practices

Board Structure

Subject to our articles of association, the Board is charged with the management of the Company. In fulfilling their duties, our directors serve the interest of the Company and the business connected with it. Supervision of the fulfillment of duties by the executive directors and of the general course of our affairs and our business are primarily carried out by the non-executive directors. The executive directors must in due time provide the non-executive directors with the information they need to carry out their duties.

The Board consists of one executive directors and five non-executive directors. The total number of directors, including the number of executive directors and non-executive directors, may be increased or decreased pursuant to a resolution of the Board. The Board is a one-tier board.

Under our articles of association, our executive and non-executive directors will be appointed by the General Meeting at the binding nomination of the non-executive directors and for such term as proposed by the non-executive directors, provided that a director must retire at the close of the first annual General Meeting following the expiry of the term of their appointment. A director may be reappointed one or more times.

The General Meeting may at all times overrule the binding nature of each nomination by at least a two-thirds (2/3) majority of the votes cast, provided such majority represents more than half of the issued share capital of the Company (a “General Meeting Supermajority”). If the General Meeting overrules a binding nomination, the non-executive directors will make a new nomination and a new General Meeting will be called at which the resolution for appointment of a director will require at least a General Meeting Supermajority. If a nomination for such a director has not been made or has not been made in due time, this will be stated in the notice of the General Meeting, and the General Meeting will be free to appoint a director at its discretion by the resolution of a General Meeting Supermajority.

Under our articles of association, the General Meeting may at any time suspend or dismiss a non-executive director or executive director. The General Meeting may only adopt a resolution to suspend or dismiss a director by a General Meeting Supermajority, unless the resolution is adopted on the basis of a proposal by the Board; in that case, the resolution may be adopted by an absolute majority of the votes cast, representing more than half of the issued share capital of the Company.

Director and Officer Qualifications

We have not established any specific, minimum qualifications that must be met by each of our directors and officers. However, we generally evaluate the following qualities: educational background, diversity of professional experience, including whether the person is a current or was a former chief executive officer or chief financial officer of a public company or the head of a division of a prominent international organization, knowledge of our business, integrity, professional reputation, independence, wisdom and ability to represent the best interests of our shareholders and stakeholders.

Appointment Term

The initial Directors have been appointed for four years.

Committees of the Board

The Board has established three standing committees, including Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee.

Audit Committee

The audit committee consists of Christian Brodersen (Chairperson of audit committee), Boo-Keun Yoon and Stefan Berger. The audit committee will assist the Board in overseeing the Company’s accounting and financial reporting processes and the audits of its financial statements. Christian Brodersen serves as chairperson of the audit committee. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of Schmid’s independent registered public accounting firm. The Board has determined that Christian Brodersen satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The composition of our audit committee is consistent with the best practice provisions of the Dutch Corporate Governance Code (“DCGC”).

We intend to rely on the phase in rules of the SEC and NASDAQ with respect to the independence of our audit committee. These rules require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the completion of the Business Combination.

The audit committee is governed by a charter that complies with applicable NASDAQ rules and that is posted on the Company’s website.

Compensation Committee

The compensation committee consists of Christian Brodersen, Anette Schmid and Ralf Speth. The compensation committee assists the Board in determining compensation for the Company’s executive officers and the Directors. The composition of our compensation committee is consistent with the best practice provisions of the Dutch Corporate Governance Code (DCGC). Christian Brodersen serves as chairperson of the compensation committee.

Under SEC and NASDAQ rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from the Company other than standard director fees.

The compensation committee is governed by a charter that is posted on the Company’s website.

Nomination Committee

The nomination and corporate governance committee consists of Christian Brodersen, Anette Schmid and Ralf Speth. The nomination committee assists the Board in identifying individuals qualified to become Directors consistent with criteria established by the Company and in developing our code of business conduct and ethics. Christian Brodersen serves as chairperson of the nomination committee. The composition of our nomination committee is consistent with the best practice provisions of the DCGC.

The nomination committee is governed by a charter that is posted on our website.

D. Employees

We believe that our employees are crucial to the success of our business, which depends on our human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. As of December 31, 2021, we has approximately 800 employees. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

E. Share Ownership

Information regarding the ownership of our Ordinary Shares by our Directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below sets forth information regarding the beneficial ownership of Schmid Group Shares immediately following the consummation of the Business Combination by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each of our directors;
●	each of our executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Except for Pegasus Digital Mobility Sponsor LLC (the Sponsor), the business address of each person named below is c/o SCHMID Group., Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany.

	Post-Business Combination
		% Voting	% Share Ownership
Beneficial Owner	Number of Shares	Power(4)	(Disposition Power)(4)
Executive Officers and Directors(1)
Christian Schmid(2)	6,894,000	18.15%	18.15%
Anette Schmid(2)	6,894,000	18.15%	18.15%
Prof. Sir Ralf Speth(3)	185,000	0.49%	0.49%
Dr. Stefan Berger(3)	177,084	0.47%	0.47%
5% and Greater Shareholders
Christian Schmid(2)	6,894,000	18.15%	18.15%
Anette Schmid(2)	6,894,000	18.15%	18.15%
Community of Heirs(5)	14,937,000	39.33%	39.33%
Pegasus Digital Mobility Sponsor LLC(6)	2,453,508	6.5%	6.5%
(1)	Boo-Keun Yoon and Christian Brodersen do not own any shares as of the date of this Annual Report.
(2)	Does not include 5,000,000 earn-out shares which existed at the closing of the Business Combination, but for which Christian Schmid and Anette Schmid do not have the voting power or disposition power until USD 15.00 per share (for 2,500,000 shares), respectively, USD 18.00 per share (for the remainder of 2,500,000 shares) are reached. Christian Schmid and Anette Schmid are also holding 1,000,000 private warrants each, which can be converted into shares of the Company on a 1:1 basis or converted on a cashless basis. In addition, Christian Schmid and Anette Schmid will each receive an additional 1,000,000 private warrants from Pegasus Digital Mobility Sponsor LLC within nine (9) months of the closing of the Business Combination (or earlier in case the Company refinances itself with a loan of at least €10 million) in accordance with the warranty agreement concluded on April 29, 2024.
(3)	On April 30, 2024, Dr. Stefan Berger, Prof. Sir. Ralf Speth and Jeremey Mistry entered into a warrant and share transfer agreement with Pegasus Digital Mobility Sponsor LLC in which they agreed to transfer 2,000,000 private warrants to Pegasus Digital Mobility Sponsor LLC in exchange of 200,000 shares in the Company of which Jeremey Mistry was allocated 100,000 shares and Dr. Stefan Berger was allocated the other 100,000 shares. No shares were allocated to Prof. Sir Ralf Speth under this warrant and share transfer agreement.

(4)	The voting power calculation and share ownership (disposition power) calculation is based on the total number of shares outstanding on the closing date of the Business Combination of 37,974,862 shares (not including the 5,000,000 earn-out shares for which Christian Schmid and Anette Schmid do not hold any voting power or disposition power as of the date of this Annual Report). In addition, the calculations do not account for any warrants (which can be converted into shares on a 1:1 basis or on a cashless basis in the future).
(5)	Christian Schmid and Anette Schmid are the sole beneficiaries of the Community of Heirs after Dieter C. Schmid (Erbengemeinschaft). The aggregate shareholding of Anette Schmid, Christian Schmid and the Community of Heirs is 28,725,000 (not including the earn-out shares) which as of the closing of the Business Combination constituted 75.6% of the voting power and share ownership in the Company.
(6)	Based on information available to the Company on the closing of the Business Combination, Pegasus Digital Mobility Sponsor LLC owned 975,000 shares (former founder shares of Pegasus, based on transfers between the directors and officers of Pegasus and Pegasus Digital Mobility Sponsor LLC agreed on May 31, 2023), 756,964 new shares issued by the Company against set-off of approximately €8.6 million in debt owed to Pegasus Digital Mobility Sponsor LLC and an additional retained 921,544 shares which were part of the 2,812,500 incentive shares to be used for investment agreements. On April 30, 2024, Dr. Stefan Berger, Prof. Sir. Ralf Speth and Jeremey Mistry entered into a warrant and share transfer agreement with Pegasus Digital Mobility Sponsor LLC in which they agreed to transfer 2,000,000 private warrants to Pegasus Digital Mobility Sponsor LLC in exchange of 200,000 shares in the Company.

Due to the fact that some of our shares are held by brokers and other nominees, the number of our shares held by, and the number of, beneficial holders with addresses in the U.S. is not fully ascertainable. As of April 30, 2024, according to the records of our transfer agent Continental Stock Transfer & Trust Company, 1,461,537 shares were held through Cede & Co, the nominee of The Depository Trust Company, in whose name all shares held in “street name” are held in the U.S. Of the other shares, 28,725,000 shares (and in addition 5,000,000 earn out shares) are held by non-US persons as they are held by Christian Schmid, Anette Schmid and the Community of Heirs, 1,406,361 are held by XJ Harbour HK Limited which is a non-US person. The remainder of the shares are held by a mix of U.S. and non-U.S. persons.

B. Related Party Transactions

See also Note 35 of our combined financial statements included elsewhere in this Annual Report for a description of certain transactions with related parties required to be disclosed under IFRS.

Christian Schmid and Anette Schmid are holders of private warrants and are major shareholders of the Company, see “Item 7 Major Shareholders and Related Party Transactions — A. Major Shareholders."

For a description of our remuneration agreements with members of the Board and senior management, see the section titled “Item 6. Directors, Senior Management and Employees — B. Compensation.”

We have adopted a code of business conduct that prohibits directors and executive officers from engaging in the decision-making process relating to transactions in which such director or officer has a conflict of interest. Consistent with Dutch law, if the Board must approve a transaction in which a director has a conflict of interest, such transaction can only be effected if it has been approved by a majority of the Board (including a majority of independent directors) not otherwise interested in the transaction and such transaction must be fair and reasonable to the Company and on terms not less favorable to the Company than those available from unaffiliated third parties.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See Item 18 of this Report for the combined financial statements and other financial information.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, neither we nor any of our subsidiaries are party to any governmental, legal or arbitration proceedings (nor are we aware of any such proceedings that are pending or threatened) that have had or may have a significant effect on our financial position or profitability.

Please see “Item 4. Information on the Company — B. Business Overview.” For more information on legal proceedings.

Dividends and Dividend Policy

We have never paid or declared any cash dividends in the past, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the further development and expansion of our business. Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-in and called-up share capital plus the reserves we must maintain under Dutch law or the Articles of Association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by the General Meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of the Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors we deem relevant. See “Item 8 Financial Information — B. Dividends and Dividend Policy.”

Under the Articles of Association, the Board may decide that all or part of the profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profits will be at the disposal of the General Meeting at the proposal of the Board for distribution on the Ordinary Shares, subject to applicable restrictions of Dutch law. The Board is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of the General Meeting. Dividends and other distributions shall be made payable no later than a date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors. We have never declared or paid any cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our Ordinary Shares. We currently intend to retain any earnings for future operations and expansion.

Since we are a holding company, our ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to our company.

B. Significant Changes

A discussion of significant changes since December 31, 2023, is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Schmid Group Ordinary Shares and Public Warrants

The Schmid Group Ordinary Shares and Public Warrants are listed on Nasdaq under the symbol “SHMD” and “SHMD.WS”, respectively. Holders of Schmid Group Ordinary Shares and Public Warrants can obtain current market quotations for their securities. There can be no assurance that the Schmid Group Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If Schmid Group fails to comply with the Nasdaq listing requirements, the Schmid Group Ordinary Shares could be delisted from Nasdaq.

The information set forth in Exhibit 2.1 “Description of Securities” is incorporated herein by reference.

B. Plan of Distribution

Not applicable

C. Markets

The Schmid Group Ordinary Shares and Public Warrants are listed on Nasdaq under the symbol “SHMD” and “SHMD.WS”, respectively. Holders of the Schmid Group Ordinary Shares can obtain current market quotations for their securities. There can be no assurance that the Schmid Group Ordinary Shares will remain listed on Nasdaq. If Schmid fails to comply with the Nasdaq listing requirements, the Schmid Group Ordinary Shares and the warrants of Schmid could be delisted from Nasdaq. A delisting of the Schmid Group Ordinary Shares will likely affect the liquidity of the Schmid Group Ordinary Shares and could inhibit or restrict the ability of Schmid to raise additional financing.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, the Schmid Group has an issued share capital in the amount of €0.01 per issued share.

Under Dutch law, the Schmid Group’s authorized share capital of a public limited liability company is the maximum capital that the Schmid Group may issue without amending the Schmid Group’s Articles of Association and may be a maximum of five times the issued capital. An amendment of the Schmid Group Articles of Association would require a resolution of Schmid Group’s General Meeting upon proposal by the Schmid Group’s Board. The Schmid Group Articles of Association provide for an authorized share capital amounting to €0.01.

As of the Closing Date, none of the Schmid Group Shares were held by Schmid in treasury.

All issued and outstanding Schmid Group Shares are held in registered form. No share certificates may be issued.

B. Memorandum and Articles of Association

The information set forth in Exhibit 2.1 “Description of Securities” and the copy of our Amended and Restated articles of association filed as Exhibit 1.1, which are each incorporated herein by reference.

C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

Material Contracts Relating to the Business Combination

Business Combination Agreement

On May 31, 2023, Pegasus, Schmid, TopCo and Merger Sub entered into the Business Combination Agreement which was amended by that First Amendment to Business Combination Agreement dated as of September 26, 2023 and which was further amended by the Second Amendment to Business Combination Agreement dated as of January 29, 2024, and which provided for, among other things, that Pegasus was selling TopCo to the shareholders of Gebr. Schmid GmbH for nominal consideration; the shareholders of Schmid were contributing their shares in Gebr. Schmid GmbH to TopCo in return for 28,725,000 TopCo shares; Pegasus then merged with Merger Sub, with Pegasus as the surviving company. In connection with the merger, each issued and outstanding share of Pegasus were, as a result of the Business Combination Agreement, automatically cancelled and extinguished in exchange for merger consideration and each outstanding warrant to purchase a Pegasus Class A share was, by its terms, converted into a warrant to purchase one TopCo share, on the same contractual terms and conditions as were in effect with respect to such warrants immediately prior to the closing of the merger; and immediately thereafter, a notarial deed was agreed to be executed by a Dutch notary in order to change the legal form of TopCo from a private limited liability company to a public limited liability company and its name changed to SCHMID Group N.V. The events set out in the Business Combination Agreement were completed on April 30, 2024.

Earn-out Agreement

In connection with the execution of the Second Amendment to Business Combination Agreement, Pegasus, TopCo and Anette Schmid and Christian Schmid entered into an earn-out agreement pursuant to which (i) 2,500,000 TopCo shares are issued to Anette Schmid and Christian Schmid (in equal parts) and vest if the share price of TopCo following the completion of the Business Combination reaches USD 15.00 and (ii) 2,500,000 TopCo shares are issued to Anette Schmid and Christian Schmid (in equal parts) and vest if the share price of TopCo following the completion of the Business Combination reaches USD 18.00 (the “Earn- out Agreement”). The Earn-out Agreement expires after three (3) years from the date of the closing of the Business Combination.

Shareholders’ Undertaking

In connection with the Business Combination Agreement, Pegasus and the existing shareholders of Schmid entered into a Shareholders’ Undertaking pursuant to which, among other things, each such existing shareholder of Schmid (a) granted or will grant, as applicable, Schmid and TopCo with a power of attorney permitting and directing Schmid and/or TopCo to execute the necessary transfer documents (on behalf of such existing shareholder of Schmid), required pursuant to Dutch and German law, to effect the closing of the Business Combination Agreement, (b) undertook, vis-à-vis the Company, TopCo, Pegasus and each other existing shareholder of Schmid to take all necessary or desirable actions in connection with the transactions set forth in the Business Combination Agreement and (c) agreed, to certain customary covenants to support the Business Combination.

In the First Amendment to the Shareholders’ Undertaking, the parties agreed that Christian Schmid can transfer up to 1.5% of the shares in Schmid prior to the closing of the Business Combination, subject to such third party acceding to the lock-up arrangements and other obligations in relation to such shares.

Sponsor Support Agreement

In connection with their entry into the Business Combination Agreement, the Sponsor, Pegasus, TopCo and Schmid and certain individuals entered into the Sponsor Support Agreement, pursuant to which the Sponsor and other holders of founder shares have agreed (a) to vote in favor of  the Business Combination Agreement and the transactions contemplated thereby and take all actions reasonably necessary to cause the closing of the Business Combination, including execution of the TopCo Ordinary Shareholder approval and (b) forfeit 2,812,500 Pegasus Class B Ordinary Shares that would otherwise have converted into TopCo Ordinary Shares in connection with the Merger for no consideration which may be used for incentives for non- redemption agreements or for PIPE investors (and if not used for such purposes, will be cancelled).

Lock-Up Letter and Agreements to Remove Lock-ups

In connection with the Business Combination Agreement, TopCo, the Sponsor and the existing shareholders of Schmid entered into a Lock-Up Letter imposing certain restrictions on such shareholders ability to offer, sell, pledge or otherwise transfer or dispose of the shares they will receive in TopCo unless and until certain conditions outlined therein are met.

On February 27, 2024, Pegasus, the Sponsor, Schmid, TopCo, and certain members of the board of directors and management of Pegasus entered into an agreement pursuant to which 2,812,500 Pegasus Class B Ordinary Shares are to be used as incentives to entice existing holders of Pegasus Class A Shares or new investors to enter into non-redemption and investment agreements. In order to enable the use of such Pegasus Class B Ordinary Shares, the agreement also lifts and waives the lock-up periods applicable thereto as well as any restrictions on the transfer of such shares.

Furthermore, on April 29, 2024, Pegasus, the Sponsor and TopCo agreed to also lift and waive the lock-up periods applicable to 1,375,000 shares held by certain 2021 IPO anchor investors in order to increase the freefloat of the Company after the closing of the Business Combination.

Registration Rights Agreement

At the closing of the Business Combination, TopCo has entered into a Registration Rights Agreement with Pegasus, Sponsor, XJ Harbour and Schmid shareholders providing for, among other things, subject to the terms thereof, customary registration rights. TopCo has agreed to file a shelf registration statement to register the TopCo Ordinary Shares covered by the Registration Rights Agreement no later than thirty days following consummation of the Business Combination.

Warrant Assumption Agreement

In connection with the Business Combination Agreement, TopCo, Pegasus and Continental Stock and Transfer & Trust Company will, prior to Closing, enter into a Warrant Assignment, Assumption and Amendment Agreement, pursuant to which the parties will agree that, as part of the Merger, each Pegasus Public Warrant and Private Placement Warrant that is outstanding immediately prior to the effective time of the Merger shall cease to represent a right to acquire Pegasus Class A Ordinary Shares and shall automatically represent, immediately following the Merger, a right to acquire TopCo Ordinary Shares on the same contractual terms and conditions as were in effect immediately prior to Merger under the original Warrant Agreement, including that the warrant holders are deemed to have consented to an exclusive forum provision requiring all claims to be brought before the courts of the State of New York or the United States District Court for the Southern District of New York other than suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of  America are the sole and exclusive forum.

Private Warrants Transfer Agreement

In connection with the Second Amendment to Business Combination Agreement, the Sponsor entered into an agreement with Anette Schmid and Christian Schmid pursuant to which the Sponsor committed to transfer 2,000,000 private warrants to Anette Schmid (1,000,000 private warrants) and Christian Schmid (1,000,000 private warrants) subject to the closing of the Business Combination.

On April 29, 2024 in connection with the conclusion of the Warranty Agreement, the Sponsor, Anette Schmid and Christian Schmid entered into an amendment to the Warrant Transfer Agreement pursuant to which an additional 2,000,000 private warrants will be transferred upon the earlier of (a) the receipt of at least EUR 10 million in proceeds from a new loan to be entered into by Gebr. Schmid GmbH or SCHMID Group N.V. or another SCHMID Group company and (b) six (6) months after closing of the business combination.

Private Warrants Undertaking Agreement

In connection with the execution of the Second Amendment to Business Combination Agreement, the Sponsor, Pegasus, Schmid, TopCo and all officers and directors of Pegasus who hold private warrants have entered into a private warrants undertaking agreement, pursuant to which the Sponsor and such officers and directors of Pegasus agreed to (i) only exercise their private warrants on a “cashless basis” in accordance with the terms of the private warrants, and (ii) in case the reference price of the TopCo shares subsequently to the closing of the Business Combination reaches USD 18.00 to, on a “cashless basis”, exercise their private warrants in accordance with terms of the private warrants unless such warrants have been previously redeemed or exercised.

XJ Subscription Agreement

In connection with the execution of the Second Amendment to Business Combination Agreement, Pegasus, Schmid and TopCo entered into a subscription agreement with XJ Harbour according to which XJ agreed to in stages transfer its 24.1% equity interest in Schmid Technology (Guangdong) Co., Ltd. (“STG”), a subsidiary of Schmid, to TopCo for consideration amounting to

(i)1,406,361 TopCo shares to be allotted to XJ Harbour at the time of the completion of the Business Combination,

(ii)a EUR 10 million payment to XJ Harbour from TopCo at the closing of the Business Combination, (iii) a EUR 5 million payment to XJ from TopCo within 270 days from the day of the closing of the Business Combination and (iv) a EUR 15 million payment (plus an interest in respect thereof at an annual rate of 6% from the closing of the Business Combination to the date of payment) to XJ Harbour from TopCo within 455 days from the day of the closing of the Business Combination.

XJ Harbour will retain approximately 16% of the shares in STG after the closing of the Business Combination, of which it will transfer approximately 4% of such shares in STG to TopCo after the EUR 5 million payment and the remainder after the last payment has been received.

XJ Harbour and TopCo agreed on April 29, 2024 that the initial payment of EUR 10 million to XJ Harbour is split into two equal payments, one due at closing of the Business Combination (which has been paid to XJ Harbour by the Company) and a second tranche after 30 days from the closing of the Business Combination.

Warranty Agreement

On April 29, 2024, Pegasus, Gebr. Schmid GmbH, TopCo, Merger Sub and Validus/StratCap, LLC entered into a warranty agreement (the "Warranty Agreement") in which Validus/StratCap, LLC guaranteed a reduction in the total indebtedness of Pegasus and TopCo remaining at the closing of the Business Combination (or converted to shares of TopCo at closing) will not exceed USD 7.4 million of which USD 2.75 million are deferred by nine months from the closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million). In addition, StratCap agreed to provide a loan of USD 2.35 million to TopCo within 30 days after closing of the Business Combination repayable within 12 months after closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million).

Prior to the Business Combination, Pegasus, TopCo, the Sponsor and various investors entered into non-redemption and investment agreements at a total volume of USD 26.4 million as follows:

●	Various investors entered into non-redemption and investment agreements for a total of 1,430,683 Class A ordinary shares of Pegasus (equaling approximately USD 16.3 million at the redemption price). In order to induce such investors to enter into these non-redemption and investment agreements, the Sponsor committed to transfer 1,741,743 founder shares (that were transferred to Class A shares prior to closing of the Business Combination and then exchanged 1:1 into shares of SCHMID Group N.V.) to such investors.
●	In addition, the Sponsor entered into an investment agreement to purchase 756,964 SCHMID Group N.V. shares at the closing of the Business Combination against approximately USD 8.6 million in debt of Pegasus owed ro the Sponsor (such debt was transferred to SCHMID Group N.V. through a debt assumption and exchange agreement against the payment of cash by Pegasus to SCHMID Group N.V.). It was further agreed that Sponsor retains 921,544 founders shares which would otherwise be cancelled at closing of the Business Combination in order to induce the Sponsor to purchase SCHMID Group N.V. shares against setting off all USD 8.6 million in debt it was owed by Pegasus.
●	In addition, two further investors agreed to subscribe for 35,000 SCHMID Group N.V. shares after the closing of the Business Combination against cash payment to SCHMID Group N.V. at the redemption price per share (the Sponsor is obligated to transfer 42,610 of its founder shares – which have been converted into SCHMID Group N.V. shares at closing – to such investors for their commitment). In addition, Appleby, Cayman counsel to Pegasus committed to subscribe 87,565 shares of SCHMID Group N.V. against setting off fees due to Appleby (the Sponsor is obligated to transfer 106,603 of its founder shares – which have been converted into SCHMID Group N.V. shares at closing – to Appleby for its commitment to subscribe for the shares against setting off its fees that became due at the closing). These subscriptions for new shares of SCHMID Group N.V. are subject to the approval of the board of directors of the Company.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation, or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

Under German law, there are no exchange controls restricting the transfer of funds between Germany and other countries or individuals subject to applicable restrictions concerning import or export control or sanctions and measures against certain persons, entities and countries subject to embargoes in accordance with German law and applicable regulations and resolutions adopted by the United Nations and the European Union.

Under German foreign trade regulation, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) on any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, certain corporations and financial institutions and individuals residing in Germany must report to the German Central Bank on any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank on any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than € 3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank on any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

E. Taxation

Certain Material U.S. Federal Income Tax Considerations

This section describes certain material U.S. federal income tax consequences to a U.S. holder (as defined below) with respect to the ownership and disposition of the Class A Shares and the Public Warrants (collectively, the “Schmid securities”). This discussion deals only with U.S. holders that hold their Schmid securities as capital assets. It does not cover all aspects of U.S. federal income taxation that may be relevant to the U.S. holders (including reporting requirements, consequences under any alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This discussion also does not address tax considerations applicable to U.S. holders that own (directly, indirectly or by attribution) 5% or more of the Schmid securities by vote or value, nor does this section discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to mark their securities to market for U.S. federal income tax purposes; investors that hold Schmid securities as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; persons that received Schmid securities as compensation for services; nonresident alien individuals present in the United States for 183 days or more during any taxable year; persons that have ceased to be U.S. citizens or lawful permanent residents of the United States; investors holding the Schmid securities in connection with a trade or business conducted outside of the United States; S corporations; partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein); U.S. citizens or lawful permanent residents living abroad; investors that are required to include amounts in their taxable income in advance of receipt under rules regarding applicable financial statements; or U.S. holders whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. holder” means a beneficial owner of Schmid securities that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Schmid securities will depend on the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of owning Schmid securities.

This discussion is based on the tax laws of the United States, including the Code, its legislative history, existing and proposed regulations thereunder, published rulings of the IRS and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described in this discussion. No ruling has been or will be sought from the IRS regarding any matter discussed below.

ALL HOLDERS OF SCHMID SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM RELATING TO THE OWNERSHIP OF SCHMID SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Ownership of Schmid Securities

This discussion is subject to the discussion in “— Application of the PFIC Rules to Schmid Securities” below.

Distributions on Class A Shares

The gross amount of any distribution on Class A Shares that is made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in its Class A Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends paid by the Company generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that the Company is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the income tax treaty between Germany and the United States (the “Treaty”). A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ, such as the Class A Shares, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that the Class A Shares will be considered readily tradable on an established securities market in later years or that the Company will be eligible for the benefits of the Treaty. A U.S. holder will not be able to claim the reduced rate on dividends received from the Company if the Company is treated as a PFIC (as defined below) in the taxable year in which the dividends are received or in the preceding taxable year (or if any shares of the Company that they own are treated as stock in a PFIC). See the section entitled “— Application of the PFIC Rules to Schmid Securities” below.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Class A Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Schmid Securities

A U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Schmid securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such securities. Any gain or loss recognized by a U.S. holder on a taxable disposition of Schmid securities generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such securities exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Schmid securities generally will be treated as U.S.-source gain or loss. Therefore, a U.S. holder may have insufficient foreign-source income to utilize foreign tax credits attributable to any non-U.S. withholding tax (if any) imposed on a sale, exchange, redemption or other taxable disposition. U.S. holders should consult their tax advisors as to the availability of and limitations on any foreign tax credit attributable to non-U.S. withholding taxes (if any such taxes are imposed).

Exercise or Lapse of a Public Warrant

Except as discussed below with respect to the cashless exercise of a Public Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Class A Share on the exercise of a Public Warrant for cash. A U.S. holder’s tax basis in a Class A Share received upon exercise of the Public Warrant generally should be an amount equal to the sum of the U.S. holder’s adjusted tax basis in the Public Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Class A Share received upon exercise of the Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Public Warrant and will not include the period during which the U.S. holder held the Public Warrant. If a Public Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s adjusted tax basis in the Public Warrant.

The tax consequences of a cashless exercise of a Public Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Class A Shares received would equal the holder’s basis in the Public Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Class A Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Shares generally would include the holding period of the Public Warrants exercised therefor.

It is also possible that a cashless exercise of a Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Public Warrants treated as surrendered to pay the exercise price of the Public Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Class A Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Public Warrants and (ii) the sum of the U.S. holder’s adjusted tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Class A Shares received would equal the U.S. holder’s tax basis in the Public Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Class A Shares generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Public Warrants.

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of Class A Shares for which the Public Warrant may be exercised or to the exercise price of the Public Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Public Warrant generally would be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Class A Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Class A Shares which is taxable to the U.S. holders of such shares as described in the section entitled “— Distributions on Class A Shares” above. Such constructive distribution generally would be subject to tax as described in the section entitled that section in the same manner as if the U.S. holder of such warrant received a cash distribution from the Company equal to the fair market value of such increased interest.

Application of the PFIC Rules to Schmid Securities

A non-U.S. corporation, such as the Company, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, (i) 75% or more of its gross income is passive income, and/or (ii) 50% or more of the value of its assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Based on the expected composition of the Company’s gross assets and income and the manner in which the Company expects to operate its business in 2024 and future years, the Company does not expect to be classified as a PFIC for U.S. federal income tax purposes for the Company’s 2024 taxable year or in the foreseeable future. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets.

If the Company were a PFIC in any year during which a U.S. holder owns Class A Shares, subject to the discussion below regarding the mark-to-market (“MTM”) or qualified electing fund (“QEF”) elections, a U.S. holder generally will be subject to special rules (regardless of whether the Company continues to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Class A Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A Shares) and (ii) any gain realized on the sale or other disposition of Class A Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

A U.S. holder may be able to avoid some of the adverse impacts of the PFIC rules described under in the preceding paragraph by making an MTM election with respect to its Class A Shares. The election is available only if the Class A Shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange. If a U.S. holder makes the MTM election, it generally will not be subject to the excess distribution regime discussed in the preceding paragraph and the tax consequences should be as set forth above under this paragraph. Any gain from marking the Class A Shares to market or from disposing of them would be ordinary income. Any loss from marking the Class A Shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking the Class A Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of unreversed inclusions with respect to such stock. It is expected that Class A Shares, which are listed on NASDAQ, will qualify as marketable shares for the PFIC rules purposes. No assurance can be given that the Class A Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid MTM election cannot be revoked without the consent of the IRS unless the Class A Shares cease to be marketable stock. In addition, it is anticipated that U.S. holders of Public Warrants will not be able to make an MTM election with respect to such warrants.

A U.S. holder would not be able to avoid the tax consequences described above by electing to treat the Company as a QEF because the Company does not intend to provide U.S. holders with the information that would be necessary to make a QEF election with respect to the Class A Shares. In any event, U.S. holders of Public Warrants will not be able to make a QEF election with respect to their warrants.

U.S. holders should consult their own tax advisors concerning the Company’s possible PFIC status and the consequences to them, including potential reporting requirements, if the Company were classified as a PFIC for any taxable year.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions on and proceeds from a disposition of the Schmid securities. Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information. U.S. holders should consult their tax advisors regarding these rules and any other reporting obligations that may apply to the ownership or disposition of Schmid securities, including reporting obligations related to the holding of certain foreign financial assets.

Material Dutch Tax Considerations

The following summary of certain Dutch taxation matters is based on the laws and practice in force as of the date of this proxy statement/prospectus and is subject to any changes in law and the interpretation and application thereof, which changes could have retroactive effect. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, hold or dispose of Class A Shares and/or Warrants, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. An investor holding Class A Shares is being referred to as a shareholder (“Shareholder”) and an investor holding Warrants is being referred to as a warrant holder (“Warrant Holder”).

For the purpose of the paragraph “Taxes on Income and Capital Gains” below it is assumed that an individual holding Class A Shares and/or Warrants who is taxed as a resident of the Netherlands for income tax purposes did not, does not and will not have a substantial interest (aanmerkelijk belang) or a deemed substantial interest in Schmid.

Generally speaking, an individual has a substantial interest in a company if (a) such individual, either alone or together with his partner, directly or indirectly has or is deemed to have, or (b) certain relatives of such individual or his partner directly or indirectly have or are deemed to have (i) the ownership of, a right to acquire the ownership of, or certain rights over, shares representing 5% or more of either the total issued and outstanding capital of such company or the issued and outstanding capital of any class of shares of such company, or (ii) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5% or more of either the annual profit or the liquidation proceeds of such company. Also, an individual has a substantial interest in a company if his partner has, or if certain relatives of the individual or his partner have, a deemed substantial interest. In such company. Generally, an individual or his partner or relevant relative has a deemed substantial interest in a company if either (a) such person or his predecessor has disposed of or is deemed to have disposed of all or part of a substantial interest or (b) such person has transferred an enterprise in exchange for shares in such company, on a non-recognition basis.

This summary assumes that Schmid is not affiliated (gelieerd) to any recipient (voordeelgerechtigde) of any payments under the Class A Shares and/or Warrants within the meaning of the Withholding Tax Act 2021 (Wet bronbelasting 2021).

Generally speaking, an, entity is regarded as ‘affiliated’ for Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021) purposes, if (i) it has a qualifying interest in Schmid, (ii) Schmid has a qualifying interest in the relevant entity or (iii) a third party has a qualifying interest in both Schmid and the relevant entity. Generally, the term “qualifying interest” means a direct or indirectly held interest, individually or jointly as part of a collaborating group (samenwerkende groep), that gives the holder of such interest definite influence over the decisions of the entity in which the interest is held and allows determination of its activities.

Where this summary refers to a Shareholder, Warrant Holder, holder of Class A Shares and Warrants, an individual holding Class A Shares and Warrants or an entity holding Class A Shares and Warrants, such reference is restricted to an individual or entity holding legal title to as well as an economic interest in such Class A Shares and Warrants or otherwise being regarded as owning Class A Shares and Warrants for Dutch tax purposes. It is noted that for purposes of Dutch income, corporate and gift and inheritance tax, assets legally owned by a third party such as a trustee, foundation or similar entity, may be treated as assets owned by the (deemed) settlor, grantor or similar originator or the beneficiaries in proportion to their interest in such arrangement.

Where the summary refers to “the Netherlands” or “Dutch” it refers only to the European part of the Kingdom of the Netherlands.

This overview assumes that Schmid shall have its place of effective management in Germany and that it is treated as a German tax resident for German tax purposes.

Investors should consult their professional advisers as to the tax consequences of acquiring, holding and disposing of Class A Shares.

Dividend Withholding tax

Class A Shares

In general, Schmid must withhold Dutch dividend tax from dividends distributed on the Class A Shares at the rate of 15%.

Dividends include, without limitation:

(i)	distributions of profits (including paid-in capital not recognised for Dutch dividend tax purposes) in cash or in kind, including deemed and constructive dividends;

(ii)	liquidation distributions and, generally, proceeds realised upon a repurchase of Class A Shares by Schmid or upon the transfer of Class A Shares to a direct or indirect subsidiary of Schmid, in excess of the average paid-in capital recognised for Dutch dividend tax purposes;
(iii)	the par value of Class A Shares issued to a shareholder or any increase in the par value of Class A Shares, except to the extent such (increase in the) par value is contributed to or funded out of the Schmid’s paid-in capital recognised for Dutch dividend tax purposes;
(iv)	repayments of paid-in capital recognised for Dutch dividend tax purposes up to the amount of Schmid’s profits (zuivere winst) unless Schmid’s general meeting of shareholders has resolved in advance that Schmid shall make such repayments and the par value of the Class A Shares concerned has been reduced by a corresponding amount through an amendment of Schmid’s articles of association.

However, Schmid is not required to withhold Dutch dividend tax from dividends distributed on the Class A Shares if, and for as long as, Schmid is resident solely in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”), unless:

(i)	the Shareholder is an individual who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or an entity or enterprise that is subject to the Corporate Tax Act 1969 (Wet op de vennootschapsbelasting 1969) and is resident or deemed to be resident in the Netherlands for Dutch corporate tax purposes; or
(ii)	the Shareholder is an individual not resident and not deemed to be resident in the Netherlands for Dutch income tax purposes or an entity not resident and not deemed to be resident in the Netherlands for Dutch corporate tax purposes and derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Class A Shares are attributable.

The current German-Dutch tax treaty stipulates that if a company is treated as tax resident of both the Netherlands and Germany it shall be treated as resident of the country in which it has its place of effective management for purposes of the treaty. As set out above, for the purposes of this summary we assume that Schmid shall have its place of effective management in Germany.

If the Shareholder is a resident or deemed to be a resident of the Netherlands for Dutch corporate or income tax purposes, Dutch dividend withholding tax which is withheld with respect to proceeds from the Class A Shares will generally be creditable for Dutch corporate tax or Dutch income tax purposes. For Shareholders that are subject to Dutch corporate tax, the credit of Dutch dividend withholding tax per annum is limited to the amount of Dutch corporate tax due in that year. Any uncredited Dutch dividend withholding can be carried forward without time restrictions.

Under the terms of Dutch domestic anti-dividend stripping rules, a recipient of dividends distributed on Class A Shares will not be entitled to an exemption from, reduction, refund, or credit of dividend tax if the recipient is not the beneficial owner of such dividends as meant in those rules.

It is currently uncertain what evidence, information and documentation will be required by the Dutch tax authorities for purposes of accepting application of the German-Dutch tax treaty as described above, either at source or through a refund request by a Shareholder or Warrant Holder.

Warrants

The mere exercise of a Warrant does in the view of Schmid not give rise to Dutch dividend withholding tax, except to the extent (i) the exercise price paid in cash per issued Class A Share is below the nominal value of a Class A Share and (ii) such difference is not charged against Schmid’s share premium reserve recognized for purposes of Dutch dividend withholding tax. If any Dutch dividend withholding tax due is not effectively withheld for the account of the relevant Warrant Holder, Dutch dividend withholding tax shall be due by Schmid on a grossed-up basis, meaning that the Dutch dividend withholding tax basis shall be equal to the amount referred to in the preceding sentence multiplied by 100/85. Exceptions and relief from Dutch dividend withholding tax may apply as set forth in the preceding paragraph.

Taxes on Income and Capital Gains

Residents

Resident entities

An entity holding the Class A Shares and Warrants which is or is deemed to be resident in the Netherlands for Dutch corporate tax purposes and which is not tax exempt, will generally be subject to corporate tax (vennootschapsbelasting) in the Netherlands in respect of income or a capital gain derived from such Class A Shares and Warrants at rates up to 25.8%, unless the entity has the benefit of the participation exemption (deelnemingsvrijstelling) with respect to such Class A Shares. Generally speaking, the entity holding Class A Shares will have the benefit of the participation exemption if the entity owns at least 5% of the nominal paid-up share capital of Schmid.

Resident individuals

A Shareholder or Warrant Holder who is or is deemed to be resident in the Netherlands for Dutch income tax purposes will generally be subject to income tax in the Netherlands in respect of income or a capital gain derived from such Class A Shares and Warrants at rates up to 49.5% if:

(i)	the income or capital gain is attributable to an enterprise from which the holder derives profits (other than as a shareholder); or
(ii)	the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).

If neither condition (i) nor (ii) applies, such Shareholder or Warrant Holder will generally be subject to Dutch income tax on the basis of a deemed return, regardless of any actual income or capital gain derived from Class A Shares and Warrants. For the fiscal year 2024, separate deemed return percentages for savings, debts and investments apply. A deemed return for the category “investments” (including the Class A Shares and Warrants) of 6.04% is applicable, as at the beginning of the relevant fiscal year. The applicable percentages will be updated annually on the basis of historic market yields. Subject to certain anti-abuse provisions, the product of an amount equal to (a) the total deemed return divided by the sum of savings, debts and investments and (b) the sum of savings, debts and investments minus a tax-free allowance, forms the individual’s taxable income from savings and investments (including the Class A Shares and Warrants) for 2024 and will be taxed at the prevailing statutory rate (36% in 2024).

Non-residents

A Shareholder or Warrant Holder which is not and is not deemed to be resident in the Netherlands for the relevant tax purposes will not be subject to taxation in the Netherlands on income or a capital gain derived from Class A Shares and Warrants, unless:

(i)

the income or capital gain is attributable to an enterprise or part thereof which is either effectively managed in the Netherlands or carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) taxable in the Netherlands and the Shareholder or Warrant Holder derives profits from such enterprise (other than by way of the holding of securities); or

(ii)

the Shareholder or Warrant Holder is an individual and the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in the Netherlands as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).

Gift and Inheritance Taxes

Dutch gift or inheritance taxes will not be levied on the occasion of the transfer of a Shareholder or Warrant Holder by way of gift by, or on the death of, a holder, unless:

(i)	such holder is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions; or
(ii)

the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions.

Value Added Tax

There is no Dutch value added tax payable by a Shareholder or Warrant Holder in respect of payments in consideration for the acquisition of Class A Shares and Warrants, payments of dividend on the Class A Shares and Warrants, or payments in consideration for the disposal of Class A Shares and Warrants.

Other Taxes and Duties

There is no Dutch registration tax, stamp duty, or any other similar tax or duty payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of Class A Shares and Warrants.

Residence

A Shareholder or Warrant Holder will not be and will not be deemed to be resident in the Netherlands for Dutch tax purposes and, subject to the exceptions set out above, will not otherwise be subject to Dutch taxation, by reason only of acquiring, holding or disposing of Class A Shares and Warrants.

Material German Tax Considerations

The following section is a description of the material German tax considerations that become relevant when acquiring, owning and/or disposing of Class A Shares and Warrants as from the date of this Annual Report. It is based on the German tax law applicable as of the date of this Annual Report without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

This section is intended as general information only and does not purport to be a comprehensive or complete description of all potential German tax effects of the acquisition, ownership or disposal of Class A Shares or Warrants and does not set forth all German tax considerations that may be relevant to a particular person’s decision to acquire Class A Shares or Warrants. It cannot be ruled out that the German tax authorities or courts may consider an alternative interpretation or application to be correct that differs from the one described in this section.

This section does not describe any German tax considerations or consequences that may be relevant to the acquisition, ownership or disposal of Class A Shares or Warrants by a shareholder (i) for whom or for a direct or indirect shareholder or beneficiary of whom the income or capital gains derived from the Class A Shares or Warrants are attributable to employment, trade or freelancing activities, the income from which is taxable in Germany, or (ii) who exchanges, or has exchanged, other German taxable assets for Class A Shares or Warrants (or vice versa) under a German tax deferral transaction of the German reorganization tax act (Umwandlungssteuergesetz).

This section does not constitute particular German tax advice and potential purchasers of Class A Shares or Warrants are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and/or disposal of Class A Shares or Warrants in light of their particular circumstances with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of provisions of any applicable income tax treaty on the mitigation of double taxation (each a “tax treaty”), as well as any tax consequences arising under the laws of any state, local or other non-German jurisdiction. A shareholder or holder of Warrants may include an individual who or an entity that does not have the legal title to the Class A Shares or Warrants, but to whom nevertheless the Class A Shares or Warrants are attributed for German tax purposes, based either on such individual or entity owning a beneficial interest in the Class A Shares or Warrants or based on specific statutory provisions.

All of the following is subject to change as from the date of this Annual Report. Such changes could apply retroactively and could affect the consequences set forth below. This section does neither refer to any German filing, notification or other German tax compliance aspects nor to foreign account tax compliance act (“FATCA”) aspects.

Tax Residency Status

We have our statutory seat in the Netherlands and our sole place of management in Germany and are therefore tax resident in Germany as from the date of this Annual Report (both under German domestic law and for purposes of the German-Dutch tax treaty). Thus, we qualify as a corporation subject to German unlimited liability for corporate income tax purposes and are treated as a resident of Germany under the Dutch-German tax treaty. However, because our tax residency depends on future facts regarding our place of management, the German unlimited liability for corporate income tax purposes may change in the future.

We assume for all purposes herein that we shall be tax resident in Germany at all relevant points in time when taxable events may occur. For the avoidance of doubt, any tax effects in relation to the Warrants or Class A Shares (other than as regards withholding tax as addressed below) are out of the scope of this Annual Report.

German Taxation of Holders of Class A Shares

Taxation of Dividends

Withholding Tax on Dividend Payments

Dividends distributed from Schmid to our shareholders are generally subject to German withholding tax, except for certain scenarios in which a dividend is either excluded from the scope of German withholding tax (for example, repayments of capital from the tax contribution account (steuerliches Einlagekonto)) or fully or partially withholding tax exempt, as further described. The withholding tax rate is 25% plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, totaling 26.375% of the gross dividend amount and potentially church withholding tax for shareholders who are private individuals in certain cases (see below). Withholding tax is to be withheld and passed on for the account of the shareholders, depending on the specific circumstances, by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- oder Finanzdienstleistungsinstitut) or by the domestic securities institution (inländisches Wertpapierinstitut) that keeps and administers the Class A Shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the Class A Shares were entrusted for custody if the dividends are distributed to a foreign agent by such securities custodian bank (each of which is referred to as the “Dividend Paying Agent”), or, in the case the Class A Shares are not held in deposit with a Dividend Paying Agent, Schmid is responsible for withholding and remitting the tax to the competent tax office. Such withholding tax is generally levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a parent company within the meaning of Art. 3 para. 1 lit. a of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another Member State of the European Union, withholding tax may be refunded or not levied upon application and subject to further conditions (as set out below). This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in Schmid is effectively connected with and actually attributed to this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of Schmid of at least 10% for an uninterrupted period of at least twelve months. Further, the foreign resident shareholder must be eligible for purposes of the EU Parent Subsidiary Directive (as set out above) to invoke the reduction, and in addition, nor the German anti-directive/ treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz) must not be applicable.

The withholding tax on dividends distributed to other foreign resident shareholders may be refunded or not levied upon application (as set out below) in accordance with an applicable tax treaty (to 15%, 5% or 0% depending on certain prerequisites) if Germany has concluded such tax treaty with the country of residence of the shareholder and if the shareholder does not hold the Class A Shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. Further, the foreign resident shareholder must be eligible for tax treaty purposes, and in addition, neither the limitation of benefits provision in a tax treaty and nor the German anti-directive/treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz) must be applicable.

In the case of dividends received by corporate bodies (Körperschaften) which are not tax resident in Germany, i.e., corporate bodies with no registered office or place of management in Germany and if the shares neither belong to the assets of a permanent establishment or fixed place of business in Germany nor are part of business assets for which a permanent representative in Germany has been appointed, two-fifths of the withholding tax deducted and remitted may be refunded or not levied upon application (as set out below) without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a tax treaty or if no tax treaty has been concluded between the state of residence of the shareholder, however, likewise subject to the conditions of the aforementioned German anti-directive/treaty shopping provision.

The application for a refund of withholding tax under the EU Parent Subsidiary Directive, a tax treaty or the aforementioned option for foreign corporate bodies is to be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern) within four years following the end of the calendar year in which the dividends were received. The application shall be made by submitting a completed form for refund (available at the website of the Federal Central Tax Office (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that deducted the respective withholding tax. In this case, the refund of deducted withholding tax is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the EU Parent Subsidiary Directive (0) % or on the basis of the tax rate set forth in the applicable tax treaty (15%, 5% or 0) % is refunded by the German Federal Central Tax Office.

If, under fulfillment of the prerequisites of the EU Parent Subsidiary Directive or a tax treaty, withholding tax is not to be levied at all, the relevant shareholder must apply to the German Federal Central Tax Office for the issuance of an exemption certificate (Freistellungsbescheinigung) that documents that the prerequisites for the application of the reduced withholding tax rates have been met. Dividends covered by the exemption certificate of the shareholder are then only subject to the reduced withholding tax rates stipulated in the exemption certificate.

Please note that applying for a non-assessment notice and/or applying for a refund might require a significant amount of time. On 2 April 2024, the German Federal Government published a statement, according to which the Central Federal Tax Office currently needs (on an average basis) 480 days for deciding about the issuance of non-assessment notices under relief of source procedures (Freistellungsverfahren) and 615 days for deciding about refunds under the retain and refund procedures (Erstattungsverfahren).

The aforementioned refunds of (or exemptions from) withholding tax are further restricted if (i) the applicable tax treaty provides for a tax reduction resulting in an applicable tax rate of less than 15% and (ii) the shareholder is not a corporation that directly holds at least 10% in the equity capital of Schmid and is subject to tax on its income and profits in its state of residence without being exempt. In this case, the refund of (or exemption from) withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in a company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends; (ii) the shareholder has to bear (taking into account claims of the shareholder from transactions reducing the risk of changes of the market value of the shares and corresponding claims of related parties of the shareholder) at least 70% of the change in value risk related to the shares in a company during the minimum holding period; and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties.

In the absence of the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. Furthermore, a shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for such a full tax credit has (i) to notify the competent local tax office accordingly, (ii) to declare according to the officially prescribed form and (iii) to make a payment in the amount of the omitted withholding tax deduction.

However, these special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in a company for at least one uninterrupted year upon receipt of the dividends.

For individual or corporate shareholders tax resident outside Germany not holding the Class A Shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) is then final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (for example, those shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their Class A Shares as business assets, as well as for shareholders tax resident outside of Germany holding their Class A Shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability will be refunded upon receipt of the relevant tax assessment. For individual shareholders tax resident in Germany holding Class A Shares as private assets, the withholding tax is a final tax (Abgeltungsteuer), subject to the exceptions described in the following section.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Class A Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding Class A Shares as private assets, dividends are subject to a flat rate tax, which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his or her personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax, unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the specific tax rate, including church tax, are to be discussed with the individual tax advisor of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by the an agent of Schmid or Schmid. However, if the flat tax results in a higher tax burden as opposed to the private individual shareholder’s personal income tax rate, the private individual shareholder can opt for taxation at his or her personal income tax rate. In that case, the final withholding tax will be credited against the income tax. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law filing jointly can only jointly exercise the option.

Exceptions from the flat rate tax (satisfied by withholding the tax at source, Abgeltungswirkung) may apply — that is, only upon application — (i) for shareholders who have a shareholding of at least 25% in Schmid and (ii) for shareholders who have a shareholding of at least 1% in Schmid and work for the Company in a professional capacity, each within the assessment period for which the application is first made. In such a case, the same rules apply as for sole proprietors holding Class A Shares as business assets (see below “— Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Class A Shares as Business Assets — Sole Proprietors”). Further, the flat rate tax does not apply if and to the extent dividends reduced Schmid taxable income.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Class A Shares as Business Assets

If a shareholder holds Class A Shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the corporation holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid (participation exemption). The acquisition of a participation of at least 10% in the course of a calendar year (in one instance) is deemed to have occurred at the beginning of such calendar year. Participations in the share capital of the Company that a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are effectively subject to corporate income tax (plus solidarity surcharge); i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax deductible. The participation exemption does not apply if and to the extent dividends reduced Schmid’s taxable income.

For trade tax purposes, the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporate shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In such case, the dividends are not subject to trade tax. However, trade tax is levied on the amount considered to be a non-deductible business expense (amounting to 5% of the dividend). Trade tax depends on the municipal trade tax multiplier applied by the relevant municipal authority. In the case of an indirect participation via a partnership, please refer to the section “— Partnerships” below.

If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15% plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the applicable municipality levy rate determined by the municipality in which the corporate shareholder has its place of management and permanent establishments, respectively, to which the Class A Shares are attributed).

Special regulations apply that abolish the 95% tax exemption, if Class A Shares are held (i) as trading portfolio (Handelsbestand) assets in the meaning of Section 340e paragraph 3 of the German Commercial Code (Handelsgesetzbuch) by a (a) credit institution (Kreditinstitut), (b) securities institution (Wertpapierinstitut) or (c) financial service institution (Finanzdienstleistungsinstitut) or (ii) as current assets (Umlaufvermögen) by a financial enterprise (Finanzunternehmen) within the meaning of the German Banking Act (Kreditwesengesetz), in the case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution, a securities institution or a financial service institution, or (iii) by a life insurance company, a health insurance company or a pension fund in the case the shares are attributable to the capital investments, resulting in fully taxable income (any shareholder falling under (i), (ii) or (iii), a “Non-Exempt Corporation”).

Sole proprietors

For sole proprietors (individuals) resident in Germany holding Class A Shares as business assets, dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her personal income tax rate plus 5.5% solidarity surcharge thereon and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. This does not apply to church tax (if applicable). In addition, the dividend income is entirely subject to trade tax if the Class A Shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant assessment period. In this latter case, the net amount of dividends, i.e., after deducting directly related expenses, is exempt from trade tax. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to currently up to 4.0 times the trade tax measurement amount (Gewerbesteuer-Messbetrag) and also limited to the amount of trade tax actually to be paid.

Partnerships

In the case Class A Shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as solidarity surcharge are levied only at the level of the partner with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

●	if the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge (see above “—Corporations”);
●	if the partner is a sole proprietor, the dividend income will be subject to the partial income rule (see above “—Sole Proprietors”); or
●	if the partner is a private individual – only possible if the partnership is not a (operative or deemed) commercial partnership, the dividend income will be subject to the flat tax rate (see above “—Private Individuals”).

In the case the partnership is a (operative or deemed) commercial partnership with its place of management in Germany, the dividend income is subject to German trade tax at the level of the partnership, unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period. In such case, the dividend income is 95% exempt from trade tax to the extent the partners of the partnership are corporations (indirectly holding at least 10% of the shares in Schmid) and 40% exempt from trade tax to the extent the partners of the partnership are sole proprietors. Any trade tax levied on the level of the partnership will be eligible for credit against an individual shareholder’s personal income tax liability based on the applicable municipal trade tax rate, depending on the individual tax situation of the shareholder and further circumstances and limited to currently 4.0 times the partial trade tax measurement amount allocable to such individual shareholder.

Partnerships can opt to be treated as a corporation for purposes of German income taxation. If the shareholder is a partnership that has validly exercised such option right, any dividends from shares or subscription rights are subject to corporate income tax (and, for the avoidance of doubt, trade tax).

Taxation of Dividend Income of Shareholders Tax Resident Outside of Germany

For foreign individual or corporate shareholders tax resident outside of Germany not holding the Class A Shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption (as set out above in “— Withholding Tax on Dividend Payments”).

In contrast, individual or corporate shareholders tax resident outside of Germany holding the Company’s Class A Shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the Class A Shares as business assets. The withholding tax withheld (including solidarity surcharge) will generally be credited against the shareholder’s personal income tax or corporate income tax liability in Germany if the prerequisites set out above (see “— Withholding Tax on Dividend Payments”) are fulfilled.

Taxation of Capital Gains

Withholding Tax on Capital Gains

Capital gains realized on the disposal of Class A Shares are only subject to withholding tax if a domestic branch of a domestic or foreign credit or financial services institution (Kredit- oder Finanzdienstleistungsinstitut) or a domestic securities institution (inländisches Wertpapierinstitut) (each of which is referred to as the “German Disbursing Agent”) stores or administrates or carries out the disposal of the Class A Shares and pays or credits the capital gains. In those cases, the institution (and not the Company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and to pay the withholding tax to the competent tax authority.

In the case the Class A Shares are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in the case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of the aforementioned exemption under (i), the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed with the tax office competent for the beneficiary by using the officially prescribed form.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Class A Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding Class A Shares as private assets, capital gains realized on the disposal of Class A Shares are subject to final withholding tax (Abgeltungsteuer). Accordingly, capital gains will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax in case the shareholder is subject to church tax because of his or her personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office (details related to the computation of the specific tax rate, including church tax, are to be discussed with the personal tax advisor of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the Class A Shares and the expenses directly and materially related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

In case the flat tax results in a higher tax burden as opposed to the private individual shareholder’s personal income tax rate, the private individual shareholder can opt for taxation at his or her personal income tax rate. In that case, the withholding tax (including solidarity surcharge) withheld will be credited against the income tax. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Capital losses arising from the disposal of the Class A Shares can only be offset against other capital gains resulting from the disposition of the Class A Shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the disposal of shares in stock corporations in future years. The constitutionality of such limitation on the offsetting of losses is currently the subject of a pending procedure at the German Federal Constitutional Court.

The final withholding tax (Abgeltungsteuer) will not apply if the seller of the Class A Shares or in case of gratuitous transfer, its legal predecessor, has held, directly or indirectly, at least 1% of the Company’s registered share capital at any time during the five years prior to the disposal. In that case, capital gains are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his or her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) will be credited against the shareholder’s personal income tax liability in Germany.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Class A Shares as Business Assets

If a shareholder holds Class A Shares as business assets, the taxation of capital gains realized on the disposal of such shares depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership:

Corporations

Capital gains realized on the disposal of Class A Shares by a corporate shareholder are generally exempt from corporate income tax and trade tax. However, 5% of the tax-exempt capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are effectively subject to corporate income tax (plus solidarity surcharge) and trade tax; i.e., tax exemption of 95%. Business expenses incurred in connection with the capital gains are entirely tax deductible.

Capital losses incurred upon the disposal of Class A Shares or other impairments of the share value are not tax deductible. A reduction of profit is also defined as any losses incurred in connection with a loan or security in the event the loan or the security is granted by a shareholder or by a related party thereto or by a third person with the right of recourse against the before mentioned persons and the shareholder holds directly or indirectly more than 25% of the Company’s registered share capital.

Special regulations apply, which may exclude aforementioned tax exemptions, if the Class A Shares are held by a Non-Exempt Corporation.

Sole Proprietors

If the Class A Shares are held by a sole proprietor, capital gains realized on the disposal of the Class A Shares are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his or her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the Class A Shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to currently up to 4.0 times the trade tax measurement amount.

Partnerships

In the case the Class A Shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax as well as solidarity surcharge (and church tax) since partnerships qualify as transparent for German income tax purposes. In this regard, corporate income tax or personal income tax as well as solidarity surcharge (and church tax, if applicable) are levied only at the level of the partner with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

●	If the partner is a corporation, the capital gains will be subject to corporate income tax plus solidarity surcharge (see above “— Corporations”). Trade tax will be levied additionally at the level of the partner insofar as the relevant profit of the partnership is not subject to trade tax at the level of the partnership. However, with respect to both corporate income and trade tax, the 95%-exemption rule as described above applies. With regard to corporations as partners, special regulations apply if they are held by a Non-Exempt Corporation, as described above.
●	If the partner is a sole proprietor (individual), the capital gains are subject to the partial income rule (see above “—Sole Proprietors”).

In addition, if the partnership is liable to German trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, any trade tax paid on the level of the partnership will be eligible for credit against an individual partner’s personal income tax liability based on the applicable municipal trade tax rate and depending on the individual tax situation of the individual and further circumstances, limited to currently 4.0 times of the partial trade tax measurement (Gewerbesteuer-Messbetrag) and also limited to the amount of trade tax actually to be paid.

Partnerships can opt to be treated as a corporation for purposes of German income taxation. If the shareholder is a partnership that has validly exercised such option right, any capital gains from the disposal of shares or subscription rights are subject to corporate income tax (and, for the avoidance of doubt, trade tax).

Taxation of Capital Gains Realized by Shareholders Tax Resident Outside of Germany

Capital gains realized on the disposal of the Class A Shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the Class A Shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the Company’s share capital at any time during a five years period prior to the disposal.

In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, if capital gains are realized in case (ii) above by corporations tax resident outside of Germany that are not Non-Exempt Corporations, these capital gains are fully tax exempt under German tax law according to the case law of the German Federal Fiscal Court (Bundesfinanzhof). Additionally, except for the cases referred to in (i) above, most tax treaties concluded by Germany provide for a full exemption from German taxation except if the Company is considered a German real estate holding entity for treaty purposes.

German Taxation of Holders of Warrants

General

Holders of Warrants are likely to be taxed in particular upon certain forms of the exercise, sale or disposal of Warrants (taxation of capital gains) and the gratuitous transfer of Warrants (inheritance and gift tax).

Taxation of Holders of Warrants Not Tax Resident in Germany

The capital gains from the disposition of the Warrants realized by a non-German tax resident holder of the Warrants would not be treated as German source income and not be subject to German income tax provided that (i) such non-German resident holder does not maintain a permanent establishment or other taxable presence in Germany that the Warrants form part of and (ii) the income does not otherwise constitute German-source income (such as income from the letting and leasing of certain German-situs property or income from certain capital investments directly or indirectly secured by German-situs real estate). If either requirement (i) or (ii) above is not met, a non-German tax resident holder will be subject to German taxation on the aforementioned capital gains corresponding to the taxation of holders of Warrants tax resident in Germany holding the Warrants as business assets, as set out below.

In this case, non-German resident holders of the Warrants are, in general, exempt from German withholding tax on capital gains. However, if capital gains derived from the Warrants are paid out or credited to the holder of the Warrants by a German Disbursing Agent, withholding tax may be levied under certain circumstances both in the case of business and non-business holders of Warrants. The withholding tax may be refunded based on an assessment to tax or under an applicable tax treaty, depending on the individual circumstances of the holder.

Taxation of Holders of Warrants Tax Resident in Germany

Withholding Tax on Capital Gains

The capital gains from the disposition (i.e., the difference between the proceeds from the disposal, redemption, repayment or assignment after deduction of expenses directly related to the disposal, redemption, repayment or assignment and the cost of acquisition) or (if applicable pursuant to the warrant agreement underlying the Warrants) a cash settlement (i.e., the cash amount received minus directly related costs and expenses, e.g., the acquisition costs) of the Warrants received by a German resident holder of Warrants holding the Warrants as private assets will be subject to German withholding tax if the Warrants are kept or administered in a custodial account with a German Disbursing Agent. The tax rate is 25% (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%; plus church tax, if applicable). For individual holders who are subject to church tax, the church tax generally has to be withheld by the German Disbursing Agent based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office.

In the case the Warrants have not been kept or administered in a custodial account with the same German Disbursing Agent since the time of their acquisition, the withholding tax rate will be applied to 30% of the (disposal) proceeds (the so called “Lump Sum Substitute Basis”), unless the current German Disbursing Agent has been notified of the actual acquisition costs of the Warrants by the previous German Disbursing Agent or by a statement of a bank or financial services institution from another member state of the European Union or the European Economic Area or from certain other countries (e.g., Switzerland or Andorra).

In the event of delivery of Class A Shares upon exercise of the Warrants, the tax consequences are not entirely clear under German tax law. In principle, the acquisition costs of the Warrants plus any additional sum paid upon exercise should be regarded as acquisition costs of the Class A Shares received upon physical settlement. Consequently and subject to the following, no capital gain and no withholding tax may result from such exercise and delivery of Class A Shares upon exercise. Withholding tax may in this case only apply to any gain resulting later from the subsequent disposal, redemption or assignment of the Class A Shares received under certain circumstances.

Please note, however, that the German tax authorities have not confirmed the above treatment for the exercise of U.S. warrants, but only for the exercise of convertible bonds (Wandelschuldverschreibungen, Optionsscheine), wherefore, uncertainty remains regarding its application on the exercise of the Warrants. Therefore, there is a relevant risk that the delivery of Class A Shares upon exercise of the Warrants may constitute a taxable event and may attract withholding tax (as regards the latter, in the case a German Disbursing Agent is involved as per the above). Generally, capital gains are determined as the difference between (a) the proceeds of the sale or other disposition and (b) the acquisition costs plus the expenses directly connected to the sale or other disposition. It is unclear how exactly such capital gain would have to be determined in case of delivery of Class A Shares upon exercise of the Warrants; possibly, the fair market value of the Class A Shares at the time of the exercise would be deemed relevant.

In computing any German tax to be withheld, the German Disbursing Agent generally deducts from the basis of the withholding tax, subject to certain limitations, negative investment income realized by a non- business holder of the Warrants via the German Disbursing Agent (e.g., losses from the sale of other securities with the exception of shares). The German Disbursing Agent also deducts accrued interest on other securities (if any) paid separately upon the acquisition of the respective security by a non-business holder of Warrants via the German Disbursing Agent. In addition, subject to certain requirements and restrictions , the German Disbursing Agent may credit foreign withholding taxes levied on investment income in a given year regarding securities held by a non-business holder of Warrants in the custodial account with the German Disbursing Agent.

Non-business holders of the Warrants are entitled to an annual saver’s allowance of €1,000 for an individual or €2,000 for a married couple or registered civil union filing taxes jointly for all investment income received in a given year. Upon the non-business holder of the Warrants filing an exemption certificate (Freistellungsauftrag) with the Disbursing Agent, the Disbursing Agent will take the allowance into account when computing the amount of tax to be withheld.

No withholding tax will be deducted if the holder of the Warrants has submitted to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungs-Bescheinigung) issued by the competent local tax office. The deduction of expenses related to the investment income (including gains with respect to the Warrants) is generally not possible for private investors.

German withholding tax should not apply to gains from the disposal, redemption, repayment or assignment of Warrants held by a German tax resident corporation. The same may apply to sole proprietors or partners of partnerships, where the Warrants form part of a trade or business or are related to income from letting and leasing of property, subject to further requirements being met (compare with “— Corporations, Sole Proprietors and Partnerships” below). However, there is a risk that losses resulting from the sale, other disposition or lapse of the Warrants may be ring-fenced and only offsetable against income from forward transactions (Termingeschäfte) in both of the aforementioned cases. Please note that for corporations, sole-proprietors or partnerships that or who are not tax resident in Germany, withholding tax may be levied, as set out above (compare with “— Taxation of Holders of Warrants Not Tax Resident in Germany”).

Taxation of Capital Gains

Individuals as the Holders of the Warrants

The personal income tax liability of a holder of the Warrants holding the Warrants as private assets deriving income from capital investments under the Warrants is, in principle, settled by the tax withheld (unless for example the income from Warrants qualifies as income from the letting and leasing of property). To the extent withholding tax has not been levied, such as in the case of Warrants kept in custody abroad or if no German Disbursing Agent is involved in the payment process, the non-business holder of Warrants must report his or her income and capital gains derived from the Warrants (through disposition or cash settlement, if applicable pursuant to the warrant agreement underlying the Warrants) on his or her tax return and then will also be taxed at a rate of 25% (plus solidarity surcharge of 5.5% thereon, resulting in an aggregate rate of 26.375%; and church tax, if applicable).

In the event of delivery of Class A Shares upon exercise of the Warrants, the tax consequences are not entirely clear under German tax law. As per the above, there is a relevant risk that the delivery of Class A Shares upon exercise of the Warrants may constitute a taxable event and may attract withholding tax (as regards the latter, in case a German Disbursing Agent is involved as per the above). Generally, capital gains are determined as the difference between (a) the proceeds of the sale or other disposition and (b) the acquisition costs plus the expenses directly connected to the sale or other disposition. It is unclear how exactly such capital gains would have to be determined in case of delivery of Class A Shares upon exercise of the Warrants; possibly, the fair market value of the Class A Shares at the time of the exercise would be deemed relevant. For more detail, cf. above under the general comments.

If the withholding tax has been calculated on the basis of a Lump Sum Substitute Basis, a non-business holder of the Warrants may and in the case the actual gain is higher than 30% of the proceeds must also apply for an assessment on the basis of his or her actual acquisition costs. Further, a non-business holder may request that all investment income of a given year is taxed at his or her lower individual tax rate based upon an assessment to tax with any amounts over withheld being refunded. In each case, the deduction of expenses (other than transaction costs) on an itemized basis is not permitted.

With regard to non-business holders of Warrants, there is a relevant risk that such losses may only be applied against profits from income from capital investments derived in the same or, subject to certain limitations, in subsequent years. For assessment periods beginning after December 31, 2020, such losses incurred by non-business holders of the Warrants may only be applied against income from other forward/future or option transactions derived in the same or, subject to certain limitations, in subsequent years and the deductibility of such losses is limited to €20.000 per year.

In addition, losses of non-business holders arising from a bad debt loss (Forderungsausfall), a waiver of a receivable (Forderungsverzicht) or a transfer of an impaired receivable to a third party or from any other default can only be offset against other income from capital investments and only up to an amount of €20,000 per year. The same rules may apply if the Warrants expire worthless or lapse.

Corporations, Sole Proprietors and Partnerships

Where Warrants form part of a trade or business, the withholding tax, if any, will not settle the personal or corporate income tax liability. The respective holder of Warrants (or the partner of the partnership holding the Warrants) will have to report income and related (business) expenses resulting from the disposition or (if applicable) cash settlement of the Warrants or, potentially, from a delivery of Class A Shares on the tax return and the balance will be taxed at the holder’s (or the partner of the partnership holding the Warrants) applicable tax rate. Withholding tax levied, if any, will be credited against the personal or corporate income tax of the holder (or the partner of the partnership holding the Warrants). Capital gains resulting from a disposal, redemption, repayment, assignment, cash settlement (if applicable) or , potentially, from a delivery of Class A Shares upon exercise of the Warrants may also be subject to German trade tax, if the Warrants form part of a German trade or business. A corporate income tax or trade tax exemption should, in this case, not be applicable.

With regard to business holders of Warrants, there is a risk that losses resulting from the sale, other disposition or lapse of the Warrants may generally only be applied against profits from other forward/future or option transactions derived in the same or, subject to certain restrictions, the previous year. Otherwise these losses can be carried forward indefinitely and, within certain limitations, applied against profits from forward/future or option transactions in subsequent years. Further special rules apply to credit institutions, financial services institutions and finance companies within the meaning of the German Banking Act.

In the case of physical settlement of the Warrants, please see the above sections on disposal of Class A Shares for German taxation of the disposal or other transaction involving a resulting Class A Share.

Solidarity Surcharge

The solidarity surcharge has been partially abolished or reduced as of the assessment period 2021 for certain German taxpayers. The solidarity surcharge continues, however, to apply for corporate income tax and capital investment income and, thus, on withholding taxes levied. In case the individual income tax burden for an individual holder is lower than 25%, the holder can apply for his or her capital investment income being assessed at his or her individual tariff-based income tax rate, in which case solidarity surcharge would be refunded.

Inheritance and Gift Tax

The transfer of Class A Shares or Warrants to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft-und Schenkungsteuer) if at the time of transfer:

(i)the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or
(ii)(irrespective of the personal circumstances) the Class A Shares or Warrants are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or
(iii)(irrespective of the personal circumstances) at least 10% of the registered share capital of Schmid is held directly or indirectly by the decedent or person making the gift, himself or together with a related party in terms of Section 1 (2) German Foreign Tax Act (Außensteuergesetz).

Special regulations apply to German citizens who maintain neither a residence nor their domicile in Germany but maintain a residence or domicile in a low tax jurisdiction and to former German citizens, also resulting in inheritance and gift tax. The few tax treaties on inheritance and gift tax that Germany has entered into may limit the German right to inheritance and gift tax to the case described under (i) above and, with certain restrictions, in case of (ii).

Value Added Tax (VAT)

No German value added tax (Umsatzsteuer) will arise in respect of any acquisition, ownership and/or disposal of the Class A Shares or Warrants unless in certain cases where a waiver of an applicable VAT exemption occurs. Any such waiver would require a supply of shares from one person taxable for VAT purposes to the enterprise of another VAT taxable person.

Transfer Taxes

No German capital transfer tax (Kapitalverkehrsteuer) or stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, owning or disposing the Class A Shares or Warrants. Net wealth tax (Vermögensteuer) is currently not levied in Germany. German real estate transfer tax (Grunderwerbsteuer) may only be attracted by the acquisition (including by way of exercise of Warrants) or sale of Class A Shares or certain comparable transactions under very specific circumstances if Schmid, or a subsidiary entity to Schmid, own German situs real estate at such time, with “ownership” and “real estate” both having an extended meaning under the German Real Estate Transfer Tax Act (Grunderwerbsteuergesetz).

The European Commission has published a proposal for a directive for a common financial transactions tax (“FTT”) in certain participating member states of the European Union, including Germany. The proposed FTT has a very broad scope and could, if introduced in the form of the proposal, apply to certain dealings in the Class A Shares (including secondary market transactions) in certain circumstances. However, the proposed FTT remains subject to negotiations between the participating member states, and it is currently unclear in what form and when an FTT would be implemented, if at all. Prospective holders of the Class A Shares are advised to monitor future developments closely and to seek their own professional advice in relation to the FTT.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.schmid-group.com. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. With respect to references made in this Annual Report to any contract or other document of our company, such references are not necessarily complete, and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks that may result in changes of foreign currency exchange rates and interest rates, as well as the overall change in economic conditions in the countries where we conduct business.

For more information about financial risks we are exposed to, refer to of our audited combined financial statements, included elsewhere in this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

See Exhibit 2.1 “Description of Securities.”

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Use of Proceeds.

The net proceeds from the closing of the Business Combination have been used, and are expected to continue to be used to pay the first tranche of the XJ Harbour payment under the XJ Subscription Agreement and for costs and expenses in relation to the de-SPAC, IPO and listing.

ITEM  15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures. Our chief executive officer and our chief financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures had two material weaknesses, one relating to the number of employees in the accounting and financial reporting teams and one relating to the shortcomings in design and implementation of effective controls over certain general information technology controls for IT systems (for more detail on these material weaknesses see Section “3. D. Risk Factors – Being a Public Company listed on a U.S. Stock Exchange”). Schmid's management, including our CEO and CFO, are working to remedy the material weaknesses identified.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

B.Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.Change in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM  16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Broderson fulfills the requirements for a financial expert on the audit committee. He worked as an attorney in the Tax and Legal Department of the auditing company Coopers & Lybrand, became a qualified tax consultant (Steuerberater) in Germany in 1980 and a qualified and certified public accountant (Wirtschaftsprüfer) in Germany in1982.

ITEM  16B. CODE OF ETHICS

We have adopted a code of conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct is available on our website. We intend to disclose any amendment, as described in Item 16B(d), to the code or any waivers of its requirements, as described in Item 16B(e), on our website (www.schmid-group.com).

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

KPMG AG Wirtschaftsprüfungsgesellschaft (1021) Berlin, Germany, was our auditor for the year ended December 31, 2023. The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year ended	For the Year ended
	December 31, 2022*	December 31, 2023
	in € thousands	in € thousands
Audit Fees	1,615	1,300
Total Fees	1,615	1,300

* The audit fees for 2022 include costs for the audit of 2021.

Audit fees include fees billed for professional services rendered for audits of our annual consolidated financial statements, reviews of consolidated quarterly information, statutory audit of the Company and our subsidiaries, review of our securities offering documents in relation to the Business Combination, and IPO follow-on transactions such as the review of this Annual Report.

Audit-related fees include fees billed for assurance and related services that generally only the independent accountant can reasonably provide.

ITEM  16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM  16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM  16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM  16G. CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by Nasdaq for U.S. companies. Accordingly, we follow Dutch corporate governance rules in lieu of certain of Nasdaq’s corporate governance requirements. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their Dutch annual reports whether or not they are complying with the various rules of the DCGC that are addressed to the board of directors or, if any, the supervisory board of a listed company and, if a company does not apply those provisions, to provide the reasons for such non-application. The DCGC contains principles and best practice provisions for managing boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

The Company plans to apply the following Dutch corporate governance rules in lieu of the Nasdaq’s corporate governance requirements:

●	The Company does not intend to follow NASDAQ Stock Market Listing Rule 5620(c), which requires that for any meeting of shareholders, the quorum must be no less than one-third of the outstanding Ordinary Shares. Instead, the Company will not require any quorum for their shareholders’ meetings, except as provided for by Dutch law in relation to decisions regarding certain matters.
●	The Company does not intend to follow NASDAQ Stock Market Listing Rule 5620(b), which requires the solicitation of proxies, the provision of proxy statements for all meetings of the shareholders of the Company and the submission of such proxy solicitations to NASDAQ. Instead, the Company will be provided with a meeting agenda and the relevant documents to be discussed at the general meeting of shareholders, but a solicitation of proxies and the provision of a proxy statement will not be required.
●	The Company does not intend to follow NASDAQ Stock Market Listing Rule 5635(d), which requires shareholder approval when a company proposes entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance of the company’s shares (or securities convertible into or exercisable for such shares) equal to 20% or more of the outstanding share capital of such company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of such shares. Dutch law has no such equivalent limitation, and shareholders have the power to issue shares or rights to subscribe for shares at a company’s general meeting of shareholders unless such power has been delegated to the board of directors. Accordingly, additional shareholder approval is not required for any share issuance made within the parameters delegated to the board of directors.
●	The Company does not intend to follow NASDAQ Stock Market Listing Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Instead, the Company’s independent directors may choose to meet in executive sessions at their discretion.

●	The Company does not intend to follow NASDAQ Stock Market Listing Rule 5605(d)(2), which requires that a compensation committee be composed of at least two members who are each independent, and if the committee is comprised of at least three members one director may be appointed who is not an executive officer or employee or a family member of an executive officer. Instead, the Company intends to comply with the recommendations of the Dutch Corporate Governance Code, which requires that all members of the compensation committee be non-executive directors and more than half be independent.
●	The Company does not intend to follow NASDAQ Stock Market Listing Rule 5605(e)(1), which requires that a nominations committee be comprised solely of independent directors, as Dutch law has no such requirement.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. They are designed to promote compliance with applicable insider trading laws, rules and regulations. The insider trading policy has been filed as an exhibit hereto.

ITEM 16K. CYBERSECURITY

Risk management and strategy

Our approach to risk management is designed to identify, assess, prioritize and manage major risk exposures that could affect our ability to execute our corporate strategy and fulfill our business objectives.

We perform risk assessments and prioritize information security risks identified through the processes described below, including risks associated with our use of third-party service providers. We view information security risks as one of the key risk categories we face. We are at risk for interruptions, outages and breaches of the following systems, which are either owned by us or operated by our third-party vendors or suppliers: (a) operational systems, including business, financial, accounting, enterprise resource, product development, data processing or production processes; (b) facility security systems; (c) personal data of customers, employees, suppliers, or others; or (d) our digital software. As of the date of this Annual Report we are not aware of any information security threats that have or are reasonably likely to affect our business strategy, results of operations or financial condition and provide regular security awareness information for all employees and enhanced training for information security and other specialized personnel.

Our processes for preventing, identifying, assessing and managing information security risks and vulnerabilities are embedded across our business. Among other things, we: (a) review our software and technology to ensure that our security capabilities are up to standard and protect Schmid’s information technology; (b) review information security threat information published by government entities and other organizations in which we participate; and (c) engage third-party service providers to identify vulnerabilities and threats in our information technology environment, to enhance our security capabilities and protect our information technology and (d) adopt third-party tools for detecting and monitoring threats in our environment. We use the findings from these and other processes to improve our information security practices, procedures and technologies.

Governance

The audit committee, which was formed as of April 30, 2024, is responsible for oversight of cybersecurity risks and preparing decision making for the wider board of directors. Information and reports concerning any significant cybersecurity threats and risk and the processes we have implemented to address them is received from the management board, which addresses and heads our cybersecurity risk management as part of its general oversight function. The audit committee will also receive various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including the Chief Financial Officer and the Chief Executive Officer. The company management is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to “Item 18 Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Description

1.1	Articles of Association of Schmid Group N.V. as of April 30, 2024

2.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

2.2

Warrant Agreement dated October 21, 2021 (incorporated by reference of Pegasus Digital Mobility Acquisition Corp.’s Current Report (File No. 001-40945) on Form 8-K filed with the SEC on October 26, 2021)

2.3	Warrant Assignment, Assumption and Amendment Agreement between Continental Stock Transfer & Trust Company, SCHMID Group N.V. and Pegasus Digital Mobility Acquisition Corp.

4.1

Business Combination Agreement, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V. (future SCHMID Group N.V.), and Pegasus MergerSub Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.2

First Amendment to Business Combination Agreement, dated as of September 26, 2023 (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.3

Second Amendment to Business Combination Agreement, dated as of January 29, 2024 (incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.4

Earn-out Agreement by and among TopCo, Pegasus and Anette Schmid and Christian Schmid dated January 29, 2024 (incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.5

Registration Rights Agreement by and among SCHMID Group N.V., Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of April 30, 2024.

4.6

Private Warrants Transfer Agreement by and among Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of January 29, 2024 (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.7	Warranty Agreement dated April 29, 2024 by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V., Pegasus MergerSub Corp. and Validus/StratCap LLC.

4.8

Shareholders’ Undertaking, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Anette Schmid, and Christian Schmid (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.9

First Amendment to the Shareholders’ Undertaking dated January 29, 2024 (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.10

Private Warrants Undertaking Agreement dated as of January 29, 2024, by and among Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Gebr. Schmid GmbH, Anette Schmid, and Christian Schmid among others (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.11

Company Lock Up Agreement, dated May 31, 2023, by and among Pegasus TopCo B.V., Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, and Christian and Anette Schmid (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.12	Sponsor non-redemption and investment agreement dated April 26, 2024, by and among Pegasus Digital Mobility Sponsor LLC, Pegasus TopCo B.V. and Pegasus Digital Mobilitiy Acquisition Corp.

8.1	List of Subsidiaries of SCHMID Group N.V.

11.1	Code of Conduct of SCHMID Group N.V.

11.2	Insider Trading Policy of SCHMID Group N.V.

97.1	Clawback Policy of SCHMID Group N.V.

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2021, 2022 and 2023;

(ii) Consolidated Statements of Operations for the years ended December 31, 2021, 2022 and 2023;

(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2022 and 2023;

(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2022 and 2023;

(v) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2022 and 2023; and

(vi) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2024	SCHMID Group N.V.

	By:	/s/ Julia Natterer
	Name:	Julia Natterer
	Title:	Chief Financial Officer

Gebr. Schmid GmbH

Report of Independent Registered Public Accounting Firm

To the Shareholders and the management board

Gebr. Schmid GmbH:

Opinion on the Combined Financial Statements

We have audited the accompanying combined statements of financial position of Gebr. Schmid GmbH (the Company) as of December 31, 2023 and 2022, the related combined statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2023.

Munich, Germany

May 15, 2024

SCHMID – Combined Statements of Profit or Loss and
Other Comprehensive Income (Loss) for the years ended
December 31, 2023, 2022 and 2021

in € thousand	Note	2023	2022	2021
Revenue	7	90,246	95,058	39,481
Cost of sales	7	(63,849)	(61,721)	(30,506)
Gross profit		26,397	33,337	8,975
Selling	8	(12,577)	(11,369)	(7,851)
General administration	9	(12,538)	(6,973)	(6,298)
Research and development	10	(5,148)	(4,818)	(2,733)
Other income	11	15,985	3,375	1,924
Other expenses	12	(2,620)	(2,988)	(4,779)
(Impairment) / Reversal on impairment on financial assets	13	22,696	3,091	3,333
Operating profit (loss)		32,195	13,654	(7,427)
Finance income		19,685	5,758	3,360
Finance expenses		(10,091)	(17,746)	(18,014)
Financial result	14	9,594	(11,988)	(14,654)
Share of profit (loss) in joint ventures	15	(1,057)	—	—
Income (loss) before income tax		40,732	1,667	(22,082)
Income tax benefit (expense)	16	(2,778)	1,924	(5,195)
Net income (loss) for the period		37,954	3,591	(27,277)
Other comprehensive income (loss) that may be reclassified to profit or loss		(1,625)	(503)	130
Exchange differences on translation of foreign business units	26	(1,625)	(503)	130
Items that will not be subsequently reclassified to profit or loss		18	213	20
Remeasurement of defined pension benefit obligation	30	25	300	28
Income tax on remeasurement of defined pension benefit obligation		(7)	(88)	(8)
Other comprehensive income (loss)		(1,607)	(290)	150
Total combined comprehensive income (loss) for the reporting period		36,346	3,301	(27,127)
Net income (loss) attributable to
Owners of SCHMID		36,868	1,550	(24,452)
Non-controlling interests		1,086	2,041	(2,825)
Total combined comprehensive income (loss) attributable to
Owners of SCHMID		35,669	1,456	(24,597)
Non-controlling interests		677	1,845	(2,530)

The accompanying notes are an integral part of these combined financial statements (IFRS).

SCHMID – Combined Statements of Financial Position as of
December 31, 2023 and 2022

in € thousand	Note	12/31/2023	12/31/2022
ASSETS
Intangible assets	18	14,966	15,828
Property, plant and equipment including right-of-use	19 - 20	14,767	14,695
Financial assets	21	140	115
Deferred tax assets	16	2,543	2,594
Non-current assets		32,416	33,232
Inventories	22	16,353	25,029
Trade receivables and other receivables	23	47,032	108,838
Other current assets	24	5,073	4,815
Cash and cash equivalents	25	5,710	8,332
Current assets		74,166	147,014
Total assets		106,582	180,247

EQUITY AND LIABILITIES
Owner's net investment	26	70,606	70,479
Other reserves		(95,806)	(131,474)
Equity attributable to owners of SCHMID		(25,198)	(60,996)
Non-controlling interest	27	7,358	6,681
Equity		(17,841)	(54,315)
Non-current financial liabilities	28	22,190	34,406
Provisions for pensions	30	894	887
Non-current provisions	29	237	330
Deferred tax liabilities	16	4,388	2,504
Non-current lease liability	20	9,371	841
Non-current liabilities		37,081	38,968
Current financial liabilities	28	26,053	128,454
Current contract liabilities	8	17,931	30,569
Trade payables and other liabilities		25,899	25,400
Other current liabilities	31	13,113	8,706
Current lease liability	20	1,515	491
Current provisions	29	973	360
Income tax liabilities	16	1,858	1,615
Current liabilities		87,343	195,594
Total equity and liabilities		106,582	180,247

The accompanying notes are an integral part of these combined financial statements (IFRS).

SCHMID – Combined Statements of Changes in Equity for the years ended
December 31, 2023, 2022 and 2021

			Other reserves
				Accumulated	Equity
				other	attributable to
		Owner's net	Accumulated	comprehensive	owners of	Non-controlling
in € thousand	Note	investment	loss	income (loss)	SCHMID	interest	Total Equity
1/1/21		33,204	(108,333)	—	(75,129)	(287)	(75,417)
Income (loss) for the period		—	(24,452)	—	(24,452)	(2,825)	(27,277)
Other comprehensive income (loss)	26	—	—	(145)	(145)	295	150
Total comprehensive income (loss)		—	(24,452)	(145)	(24,597)	(2,530)	(27,127)
Capital increase minority shareholder	27	22,776	—	—	22,776	7,653	30,429
Transactions with shareholder	26	13,100	—	—	13,100	—	13,100
12/31/2021		69,080	(132,785)	(145)	(63,851)	4,836	(59,015)
Income (loss) for the period		—	1,550	—	1,550	2,041	3,591
Other comprehensive income (loss)	26	—	—	(94)	(94)	(196)	(290)
Total comprehensive income (loss)		—	1,550	(94)	1,456	1,845	3,301
Transactions with shareholder	28	1,974	—	—	1,974	—	1,974
12/31/2022		70,479	(131,235)	(239)	(60,996)	6,681	(54,315)
Income (loss) for the period		—	36,868	—	36,868	1,086	37,954
Other comprehensive income (loss)	26	—	—	(1,199)	(1,199)	(409)	(1,607)
Total comprehensive income (loss)		—	36,868	(1,199)	35,669	677	36,346
Transactions with shareholder	28	128	—	—	128	—	128
12/31/2023		70,606	(94,367)	(1,438)	(25,198)	7,358	(17,841)

The accompanying notes are an integral part of these combined financial statements (IFRS).

SCHMID – Combined Statements of Cash Flows for the years ended
December 31, 2023, 2022 and 2021

in € thousand	2023	2022	2021
Net income (loss) from continued operations	37,954	3,591	(27,277)
Adjustments to reconcile condensed net profit (loss) to net cash
Income tax expense (benefit)	2,778	(1,924)	5,195
Financial result	(8,537)	11,988	14,654
Depreciation and amortization	6,904	6,283	4,893
Net losses from the disposal of intangibles and PP&E	(602)	228	785
Reversal of impairments of financial assets, net	(22,696)	(3,091)	(3,333)
Other non-cash expenses	182	370	(2,541)
Working capital adjustments:
Changes in trade and other receivables	(6,729)	(16,610)	7,698
Changes in inventories	8,244	(5,821)	(6,678)
Change in working capital liabilities	(6,823)	5,674	(3,706)
Change in provisions	382	(408)	23
Taxes paid	(1,161)	—	—
Cash provided by (used in) operating activities	9,897	280	(10,285)
Purchases of intangible assets and property, plant and equipment	(6,907)	(4,616)	(5,040)
Receipts from sale and leasback transaction	8,926	—	—
Investments in financial assets	—	—	(89)
Payment for loan to shareholder	—	(2,552)	(2,408)
Repayment of loan to shareholder	70,000	—	—
Cash used in investing activities	72,019	(7,168)	(7,537)
Proceeds from debt financing	—	4,100	55
Payments for debt financing	(81,871)	(5,880)	(1,911)
Proceeds from equity contributions by minority shareholders	—	—	30,429
Proceeds from shareholder loans	—	795	2,782
Payment of lease liabilities	(819)	(609)	(451)
Interest paid	(1,941)	(1,708)	(799)
Transaction with shareholder	—	—	5,298
Decrease in restricted cash	917	137	270
Cash (used in) provided by financing activities	(83,714)	(3,165)	35,674
Net increase (decrease) in cash and cash equivalents	(1,798)	(10,053)	17,852
Effect of foreign exchange rate changes on cash and cash equivalents	(824)	—	—
Cash and cash equivalents at the beginning of the period	8,332	18,384	533
Cash and cash equivalents at the end of the period	5,710	8,332	18,384

The accompanying notes are an integral part of these combined financial statements (IFRS).

1.BUSINESS DESCRIPTION

Gebr. SCHMID GmbH (“the Company” or “SCHMID”) is a global supplier of equipment and services for various industries such as printed circuit boards (“PCB”), substrate manufacturing, photovoltaics, and glass and energy storage with a focus on the highest end of this market in terms of technology and developing performance including automation, wet processes (horizontal, vertical and single panel) and vacuum processes. This includes production techniques and building machines as well as extensive work with customers on development projects. SCHMID is also providing customer service through which customers are assisted with upgrades, spare parts, logistics, customer training in multiple languages, on-site management, maintenance contracts and project management.

SCHMID located in Freudenstadt, Germany, was founded in 1864. SCHMID employs over 700 employees worldwide. Manufacturing sites are located in Germany and China. SCHMID products are distributed worldwide by the SCHMID companies directly and by external trading partners. The customers of SCHMID include well-known companies from the hardware and software sector, the electronics industry and the solar and photovoltaic industry, which are located worldwide.

Research and development is a crucial factor for SCHMID’s business success. The majority of research work and the development of SCHMID technologies are conducted in Freundenstadt.

On May 31, 2023, Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company (“Pegasus”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among Pegasus ,Gebr. SCHMID GmbH, Pegasus Topco B.V., a Dutch private limited liability company and wholly-owned entity of Pegasus (“TopCo”) and Pegasus MergerSub Corp., a Cayman Islands exempted company and wholly-owned entity of TopCo (“Merger Sub”). On April 30, 2024 TopCo was converted into a Dutch public limited liability company and renamed SCHMID Group N.V. concurrent with the closing of the Business Combination. The Company is presenting combined financial statements including Gebr. SCHMID GmbH and certain entities subject to the Business Combination Agreement. Historically, the reporting entity including the legal entities, which are disclosed in note 2. Basis of Presentation, has not prepared consolidated financial information. All such entities were under common control of Gebr. SCHMID GmbH for all periods presented, except for two joint ventures which are accounted for using the equity method. As described in footnote 35. Related Party Disclosures, Gebr. Schmid GmbH is jointly controlled by Christian Schmid and Anette Schmid.

2.BASIS OF PRESENTATION

The financial statements as of and for the years ended December 31, 2023 and 2022 have been prepared on a combined basis.

These combined financial statements have been prepared on a going concern basis in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The basis of preparation and presentation is aimed at providing users with the most relevant and useful financial information about the reporting entity and by considering the objectives of financial reporting as defined and contemplated by the IASB’s Conceptual Framework and IAS 1, Financial Statements Presentation.

The legal entities which comprise the combined financial statements and its certain investments in joint ventures accounted for using the equity method are as follows:

	Country of	Ownership Interest
Name	incorporation	12/31/2023	12/31/2022
Gebr. Schmid GmbH	Germany	100%	100%
SCHMID Systems, Inc.	USA	100%	100%
SCHMID Singapore Pte. Ltd.	Singapore	90%	90%
SCHMID Korea Co., Ltd	South Korea	100%	100%
SCHMID Asia Ltd.	Hong Kong	100%	100%
SCHMID Technology Guangdong Co., Ltd.	China	76%	76%
SCHMID China Ltd.	Hong Kong	100%	100%
SCHMID Shenzhen Ltd.	China	100%	100%
SCHMID (Kunshan) Co., Ltd.	China	100%	100%
SCHMID Taiwan Ltd.	Taiwan	86%	86%
SCHMID Automation (Zhuhai) Co., Ltd.	China	100%	100%
SCHMID Solar (Shenzhen) Ltd.	China	100%	100%
SCHMID Trading (Zhongshan) Co. Ltd.	China	100%	—%
Joint ventures
Advanced Energy Storage Systems Investment Company	Saudi Arabia	51%	51%
SCHMID Avaco Korea, Co. Ltd.	South Korea	50%	50%

SCHMID presents its combined financial statements in Euros which is the Company’s presentation currency.

All amounts are presented in thousands of Euros (“€ thousand”), unless otherwise stated. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reﬂect the absolute ﬁgures.

The combined financial statements of SCHMID were authorized for issuance by the management board on May 15, 2024.

Intra-reporting entity transactions and balances

Intra-SCHMID balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-SCHMID transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of SCHMID’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The legal entities comprising the reporting entity historically have been recognizing overhead costs in their books and records. There have not been any other corporate functions outside of these group of legal entities providing central services. As such no additional allocations of expenses were necessary during the preparation of these combined financial statements.

Foreign Currency

The combined financial statements are presented in Euro. The Company’s foreign entities identified that the local currency is their functional currency and therefore the financial statements of these entities are translated to Euro using year-end exchange rates for assets and liabilities, and average exchange rates for income and expenses. Adjustments resulting from translating foreign functional currency financial statements into Euro are recorded as a separate component in the combined statements of comprehensive income.

Monetary assets and liabilities that are denominated in currencies other than the respective functional currencies are remeasured at the foreign currency rates as of the reporting date. Foreign currency transaction gains and losses from the remeasurement are included in other income and other expenses, as appropriate, in the combined statements of profit and loss for the period.

3.MATERIAL ACCOUNTING POLICIES

Business combination

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred
●	liabilities incurred to the former owners of the acquired business
●	equity interests issued by the group, and
●	fair value of any asset or liability resulting from a contingent consideration arrangement,

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.

The excess of the:

●	consideration transferred
●	amount of any non-controlling interest in the acquired entity, and
●	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

Intangible assets

General

Intangible assets are measured at cost upon initial recognition. In subsequent periods, intangible assets are recognized at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis. The estimated (remaining) useful lives as well as the amortization method are subject to annual reviews. If necessary, adjustments due to changes of the expected useful life or of the amortization method are accounted for prospectively as changes in accounting estimates. Amortization expenses for intangible assets are included in cost of sales.

Research and development (R&D) costs

In accordance with IAS 38 (Intangible Assets), expenses incurred during the R&D phase must be accounted for separately. Research is defined as original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Such costs are expensed in the period incurred. Development is defined as the technical and commercial implementation of research findings.

In accordance with IAS 38, development costs must be capitalized if the criteria set out in IAS 38.57 are fulfilled. The Company starts to capitalize costs when management board approval is obtained. The approval is only provided when it is ensured that adequate technical, financial and other resources are available to complete the project and that the Company intends to complete and use the intangible asset. Furthermore, prior to approval, the development project leader provides the management board with an overview of the future economic benefits based on external market studies and internal analysis, as well as the documentation of technical feasibility. The Company has an R&D controlling system in place which enables management to determine expenditures attributable to specific technologies during their development.

The Company capitalizes costs for the development of a technology until the time that development of such technology is completed. The capitalized development costs are amortized on a straight-line basis over the economic useful life of 4–10 years based on the expected useful life of such technology. Amortization of capitalized development costs commences upon completion of the development project (technology).

Intangible assets with indefinite useful lives or intangible assets not yet available for use are not amortized; however, they are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired based on the individual asset or on the level of the related cash-generating unit.

Patents and licenses

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated straight-line amortization and accumulated impairment losses. The useful life for patents and licenses is 5–8 years.

Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time (> 12 months) to get ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

Impairment tests

At the end of each reporting period, SCHMID assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, SCHMID estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. An asset’s recoverable amount is the higher of an asset’s or cash generating unit (“CGU”)’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

Property, Plant and Equipment

Property, plant and equipment are measured at cost, net of accumulated depreciation and any accumulated impairment losses. Costs of construction capitalized include all attributable direct costs including material and production overheads, and, where applicable, an initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures on assets are capitalized only when it is probable that future economic benefits associated with the expenditure will flow to SCHMID. Repairs and maintenance are expensed in profit or loss in the period the costs are incurred.

If items of property, plant and equipment are sold or disposed of, the gain or loss arising from the disposal is recognized as other operating income or expense in the combined statement of profit or loss and other comprehensive income (loss).

Depreciation is calculated on a straight-line basis based on the following useful lives:

Useful life
Buildings and building improvements	10 - 50 years
Technical equipment and machinery	2 - 21 years
Office and other equipment	3 - 13 years

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Leases

SCHMID’s lease obligations primarily relate to rights to buildings mainly for its office, R&D and production premises as well as to leased vehicles. As lease contracts are negotiated on an individual basis, lease terms contain a range of different terms and conditions. Lease contracts are typically entered for a period of 1–10 years.

As a lessee, at the inception of a contract, SCHMID assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

SCHMID recognizes right of use assets which represent a right to use the underlying leased assets and corresponding lease liabilities which represent the present value of future lease payments, excluding short-term leases (lease term of 12 months or less from commencement date and do not contain a purchase options) and leases of low value assets acquisition costs less than €6 thousand), in the combined statement of financial position at the date at which the leased asset is available for use.

Liabilities arising from a lease are initially measured at present value of lease payments discounted using interest rate implicit in the lease or incremental borrowing rate in case interest rate implicit in the lease is not readily determinable.

Main components of the lease payments included in the measurement of the lease liability comprise the following:

●	fixed lease payments;
●	variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;
●	lease payments in an optional renewal period if SCHMID is reasonably certain to exercise an extension option;

●	non-lease components are not separated from lease components but accounted for as a single lease components.

Lease payments contain principal elements and interest. Interest is presented as part of finance costs in the combined statements of profit and loss and other comprehensive income using the effective interest method. Principal and interest portion of lease payments have been presented within ﬁnancing activities in the statement of cash flow. The carrying amount of lease liabilities is remeasured if there is change in the future lease payments due to change in index or rate.

Right of use assets at the lease commencement date are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities recognized. Cost of right of use assets includes lease liabilities, initial direct costs, prepayments made on or before the commencement date and less any lease incentives received. The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to SCHMID by the end of the lease term or the cost of the right of use asset reflects that SCHMID will exercise a purchase option. In that case the right of use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. The right of use asset is assessed for impairment in case of a triggering event.

Assets related to retirement obligations for leased buildings are included in the cost of right of use assets for the respective underlying building lease.

If SCHMID acts as a lessor and the contract is classified as a finance lease, it is accounted for as a financing transaction. A receivable is valued at the amount of the net investment in the lease and the resulting interest income is recognized as income. The classification of a contract as an operating lease with SCHMID acting as the lessor means that the asset remains on SCHMID`s balance sheet. The income from it is recognized in the income statement over the term of the lease. The asset is amortized in accordance with the applicable IFRS standard, if necessary.

Sale and Leaseback Transaction

When SCHMID sells its assets and leases them back, it needs to be determined whether the sales part of the transaction qualifies as a true sale according to IFRS 15. If the transfer of an asset does not meet the requirements of IFRS 15 to be recognized as a sale, the asset remains on the balance sheet, and a financial liability is recognized equal to the transfer proceeds in accordance with IFRS 9.

In the case of a qualified sale, SCHMID measures the right of use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained. Consequently, SCHMID only recognizes any gain or loss that pertains to the rights transferred to the buyer-lessor.

If the amount received for selling an asset is not the same as the value of the asset, or if the lease payments are not in line with market rates, SCHMID will make adjustments to ensure that the sale proceeds are measured at a fair value. If the lease terms are below market rates, the difference will be treated as a prepayment of future lease payments. Conversely, if the lease terms are above market rates, the excess amount will be considered as additional financing provided by the buyer-lessor to the seller-lessee (IFRS 16.101).

Cash and Cash Equivalents

Cash and cash equivalents in the statement of financial position and statement of cash flows comprise cash at banks and short-term highly liquid deposits with original maturities of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Financial Instruments

Financial instruments are contracts that give rise to a financial asset for one entity and to a financial liability or equity instrument for another entity. SCHMID recognizes a financial instrument when it becomes a party to its contractual provisions. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the settlement date.

Financial assets and financial liabilities are offset, and the net amount is reported in the combined statement of financial position if there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously. SCHMID currently has no such assets and liabilities.

Financial assets

SCHMID’s financial assets include cash and cash equivalents, trade and other receivables as well as other financial assets. Other financial assets consist of a loan to one shareholder and other loans.

Financial assets are initially measured at fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs. As an exception of this general rule, trade receivables are measured at their transaction price.

Financial assets are classified at initial recognition as either measured at amortized cost (“AC”), fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”) depending on the contractual cash flows and SCHMID’s business model for managing them. For all financial assets SCHMID has the objective to hold financial assets in order to collect the contractual cash flows. If the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, SCHMID will measure these financial assets at amortized cost under consideration of impairment (see following section). If the contractually agreed cash flows of a financial asset are not solely payments of principal and interest on principal amount outstanding, the respective financial asset has to be classified as measured at FVTPL. Currently all financial assets are measured at amortized cost that are determined by applying the effective interest rate (EIR) method. Effects resulting from impairment of financial assets that are not classified as FVTPL (including reversals of impairment losses on financial assets) are presented in a separate line item in profit or loss in accordance with IAS 1.82(ba), while changes in amortized cost due to the application of the EIR method are presented in finance income / expense.

A financial asset is derecognized (i.e., removed from SCHMID’s combined statement of financial position) when the rights to receive cash flows from the financial asset have expired or have been transferred and SCHMID has transferred substantially all risks and rewards of ownership.

Impairment of financial assets – expected credit losses (“ECLs”)

All financial assets subsequently measured at amortized cost are required to be impaired at initial recognition in the amount of their expected credit loss (“ECL”). ECLs are based on the difference between the cash flows due in accordance with the contract and all the cash flows that SCHMID expects to receive. ECLs are a probability-weighted estimate of credit losses.

For trade receivables with no significant financing component SCHMID applies the simplified approach as required by IFRS 9, which requires lifetime ECLs to be recognized from initial recognition of the receivables instead of monitoring the development of the customers’ credit risk. As a result, trade receivables are clustered into stage 2. In case of objective evidence of impairment, trade receivables have to be clustered into stage 3. The ECL for the uninsured proportion of the trade receivables is based on the probability of default of its customers provided by an external source.

For cash and cash equivalents advantage is taken of the simplification available for financial instruments with a low credit risk (“low credit risk exemption”) as of the reporting date. Factors that can contribute to a low credit risk assessment are debtor-specific rating information and related outlooks. The requirement for classification with a low credit risk is regarded to be fulfilled for counterparties that have at least an investment grade rating; in this case there is no need to monitor credit risks for financial instruments with a low credit risk. The default probabilities applied to determine the expected credit losses for cash and cash equivalents are based on credit default swap spreads that are quoted on markets, which take future-oriented macroeconomic data into account.

For the other financial assets, primarily the loan granted to one of SCHMID’s shareholder, the low credit risk exemption is not applied. Instead, it was considered credit-impaired as there was no repayment. The loan was repaid during 2023. For the determination of the ECL allowance the term-specific rating-based probability of default rates and historical recovery rates were applied.

In general, SCHMID defines a default event as a situation in which the debt is no longer recoverable. If the financial instrument is perceived to be unrecoverable, then the expectation is that future contractual cash flows will not occur. At this point in time, the balance is written off after giving consideration to any possible security that is available.

Financial liabilities

SCHMID’s financial liabilities include trade payables and other liabilities, lease liabilities (see note 20. Leases), a share option and borrowings. Borrowings consist of loans from financial institutions and other third parties, debt funds and related parties (including bifurcated embedded derivatives).

Financial liabilities are classified as measured at amortized cost ("FLAC") or fair value through profit or loss (“FVTPL”). All financial liabilities are recognized initially at fair value less, in the case of a financial liability not measured at FVTPL, directly attributable transaction costs.

Financial liabilities at FVTPL are measured at fair value and gains and losses are recognized in finance income / expense. Currently, SCHMID only accounts for a share option as well as separated embedded derivatives of loans as a financial liability at FVTPL. All other financial liabilities are subsequently measured at amortized cost using the Effective Interest (“EIR”) method. When applying the EIR method, SCHMID generally amortizes any fees, transaction costs and other premiums or discounts that are included in the calculation of the effective interest rate over the expected life of the financial instrument. Gains and losses are recognized in interest expense when the liabilities are derecognized as well as through the EIR amortization process. If SCHMID revises its estimates of the cash flows used for the initial EIR method of a financial liability, the carrying amount of the financial liability is being adjusted to reflect that fact.

An embedded derivative in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. The assessment whether to separate an embedded derivative is done only once at initial recognition of the hybrid contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows. If there are multiple embedded derivatives in a single hybrid contract that share the same risk exposure and are interdependent, they have to be treated as a combined embedded derivative. The (combined) embedded derivative is measured at fair value with changes in fair value recognized in profit or loss. The remaining host contract is measured at amortized cost.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The resulting gain or loss is recognized in the Combined Statements of Profit or Loss and Other Comprehensive Income (Loss).

Income Taxes

Current income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. This includes liabilities and/or receivables for the current period as well as for prior periods. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the reporting entity SCHMID operates and generates taxable income.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred taxes

SCHMID uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities represent temporary differences between the carrying amounts of assets and liabilities in the combined financial statements and their corresponding tax basis used in the computation of taxable income. Deferred tax however is not recognized on the initial recognition of goodwill, or the initial recognition of an asset or liability (other than in a business combination) in a transaction that affects neither tax nor accounting income.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and any unused tax losses to the extent it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and the unused tax losses can be utilized.

Deferred tax liabilities are recognized for all taxable temporary differences associated with investments in entities and associates, except where SCHMID is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year in which the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax liabilities and assets are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and SCHMID intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax items are recognized similar to the underlying transaction either in profit or loss, other comprehensive income or directly in equity. Changes in deferred tax assets or liabilities are recognized as a component of tax expense (income) in the combined statement of profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Deferred tax assets and deferred tax liabilities are not discounted and are always classified as non-current asset or liabilities in the balance-sheet.

SCHMID’s business activities are complex, and the related domestic and foreign tax interpretations, regulations, laws and case law are constantly changing. These issues can lead to uncertain tax positions. In accordance with IFRIC 23, uncertain tax positions are accounted for if it is probable that the tax authorities will not accept the income tax treatment applied. The better forecast of the "most likely amount" and the "expected value" has to be recognized.

Provisions

Provisions are recognized when SCHMID has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Fair Values of Assets and Liabilities

Fair value is a market-based measurement. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy:

●	Level 1: contains the use of unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2: inputs are other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly
●	Level 3: inputs are based on unobservable market data

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

SCHMID recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Pension benefits

SCHMID operates one defined benefit pension plan relating to one person. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method. The defined benefit obligation is recognized within non-current provisions for pensions.

Remeasurements, comprising of actuarial gains and losses, are recognized immediately in the statement of financial position with a corresponding debit or credit in Other comprehensive income ("OCI") in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Net interest is calculated by applying the discount rate to the net defined benefit liability. SCHMID recognizes the changes in the net defined benefit obligation under OCI.

Revenue Recognition

The Company records revenue in accordance with IFRS 15 “Revenue from Contracts with Customers". The core principle of the guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This guidance defines a five-step process to achieve this core principle and, in doing so, judgment and estimates are required within the revenue recognition process including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Revenue amounts are presented net of discounts.

Revenue from sales of machines and spare parts is recognized when the customer obtains control over the products sold upon delivery. Sales of machines sometimes include installation services and extended warranty services which, when requested, are priced as a bundle. However, when sold together, these promises qualify as separate performance obligations as they are capable of being distinct and distinct within the context of the contract. The Company allocates transaction prices to these performance obligations based on their relative standalone selling price using a cost-plus margin approach. The respective revenue is recognized after the installation is complete, which is usually after a period of two to three weeks. When selling machines, customers payments are typically divided into an advanced payment on receipt of order confirmation, an advance payment upon delivery and, when installation services are requested, a final payment after installation and customer acceptance of the services. Invoices are according to contractual terms typically payable within 30 – 90 days. Revenue from the sale of extended warranties is recognized overtime on a straight-line basis over the extended warranty period as there is no certain pattern of warranty cases over time and therefore, the benefit to the customer transfers ratably throughout the extension period.

The Company offers repair services, inspections and installations of modifications (“Services”), which are optional for customers and priced separately. When these promises are included in a contract with others, the Company considers these to be distinct performance obligations and allocates transaction prices based on their relative standalone selling price. Service revenue is recognized after the Company has satisfied the performance obligation by transferring the promised service to the customer which is usually not more than a period of two to three weeks. Services are invoiced after the service has been rendered and according to contractual terms and are typically payable within 30 days.

Certain of the Company’s contracts include the provision of development services over an extended period of up to three years (long-term development contracts). The Company develops machinery according to specific requirements provided by the Customer in exchange for nonrefundable consideration provided at fixed points throughout the contract and additional consideration based on the achievement of milestones.

In case of these long-term development contracts, revenue is recognized over time as these contracts meet the criteria of IFRS 15.35. Revenue resulting from fixed payments that the Company receives — which is not connected to certainly defined results — is recognized on a straight-line basis over the term of the contract as the Company efforts and inputs needed are expected to be relatively consistent overtime. Moreover, the Company receives variable consideration at the completion of certain milestones. Due to the high degree of uncertainty with respect to such payments, these are not included in the transaction price recognized overtime and instead are recorded as revenue upon completion of the relevant milestone. If the advance payments invoiced/received exceed the services already provided, the overpayment will be recognized and disclosed under contract liabilities. A contract asset is recognized if the services rendered exceed the advance payments invoiced/received. If the right to consideration is unconditional, a contract asset becomes a trade receivable. This is the case if the due date of the consideration is only dependent on the passage of time. Impairment of contract assets is measured, recognized and disclosed on the same basis as for financial assets within the scope of IFRS 9. SCHMID applies industry-standard payment terms when invoicing.

Inventories

SCHMID capitalizes and measures existing inventory at the lower of cost or net realizable value. The average cost method is used as the measurement standard for acquisition and production costs. The production costs include not only the direct unit costs but also an appropriate share of material and production overheads. Where necessary, impairments to reflect lower net realizable values as well as other inventory risks are recorded. An impairment loss is reversed, if the reasons for the write-down in the past no longer exist.

Government Grants

The Company has received various government grants related to innovation projects encouraged by governmental authorities which generally reimburse a specified amount or proportion of the costs related to such projects. As these grants are not received in the course of the normal trading transactions, these grants are treated as government grants in accordance with IAS 20. Government grants related to assets are recognized on the date on which the conditions for receipt of the grant are met and are deducted from the carrying amount of the asset; they are recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Government grants related to costs incurred by SCHMID are recognized in profit or loss as other operating income in the period in which the Company recognizes as expenses the related costs to be compensated by the grants.

Joint Arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. SCHMID only has investments in joint ventures. These are accounted for using the equity method, after initially being recognized at cost in the combined balance sheet.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize SCHMID’s share of the post-acquisition profits or losses of the investee in profit or loss, and SCHMID’s share of movements in other comprehensive income of the investee in other comprehensive income. Where SCHMID’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, SCHMID does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealized gains on transactions between SCHMID and its associates and joint ventures are eliminated to the extent of SCHMID’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by SCHMID.

The carrying amount of equity-accounted investments are tested for impairment in accordance with the policy described above.

New and amended standards adopted by SCHMID

The Company has applied the following standards and amendments for the first time for its annual reporting period commencing 1 January 2023:

●	IFRS 17 Insurance Contracts
●	Definition of Accounting Estimates – amendments to IAS 8
●	International Tax Reform – Pillar Two Model Rules – amendments to IAS 12
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12

●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

New Standards and Interpretations not yet adopted by SCHMID

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning on or after January 1, 2023 and have not been applied in preparing these combined financial statements. None of these standards are expected to have a significant effect on the combined financial statements of SCHMID.

Standard	Effective date
Amendment to IFRS 16 – Leases on sale and leaseback	1/1/2024
Amendments to IAS 1:
- Classification of liabilities as current or non-current
- Non-current liabilities with covenants	1/1/2024
Amendment to IAS 7 and IFRS 7 – Supplier finance	1/1/2024
Amendment to IAS 21 – Lack of Exchangeability	1/1/2025

4.SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of SCHMID’s combined financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts. Management exercises its best judgment based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the financial period presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

Accounting Judgments

R&D Costs

The area of R&D is of crucial importance for the sustainable and long-term success of SCHMID. For each project, management assesses whether the capitalization criteria for an internally generated intangible asset is fulfilled. Especially the distinction between research and development phase includes accounting judgement by the management.

Leasing

In the area of leasing, judgment is required when assessing renewal options. Especially if the options have to be executed over several years. The development of the business, the market and the macroeconomic situation are taken into account by management.

Sale and Leaseback

In evaluating a sale and leaseback transaction, the initial step is to verify if a sale has occurred according to the definition provided by IFRS 15. Accounting judgment is applied by management when reviewing the transfer of control.

Accounting Estimates

Impairment test

An impairment test on R&D costs capitalized on assets that are not yet ready for use is performed at each reporting date. For detailed information on key assumptions underlying recoverable amounts please refer to note 18. Intangible Assets.

Inventories

Inventories are recognized at the lower of historical cost and net realizable value. Net realizable value is the estimated selling price less estimated costs of completion and estimated costs necessary to finalize the sale. Reserves for inventories, e.g. slow moving items are calculated based on experience in the past. Management estimates are used in determining the expected selling price as well as estimations about slow moving items.

Deferred tax assets

Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings and the reversal of existing taxable temporary differences. At each period-end, management evaluates the recoverability of deferred tax assets. As future developments are uncertain and partly beyond management’s control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will be recovered. Estimates are revised in the period in which there is sufficient evidence to revise assumptions.

5.SIGNIFICANT EVENTS IN THE PERIOD ENDED DECEMBER 31, 2023

Transactions related to the sale of Schmid Silicon Technology Group

In March 2023, a Stock Purchase Agreement (hereinafter referred to as "SPA") was entered into to sell Schmid Silicon Technology Holding GmbH and subsidiaries (hereinafter referred to as "the Silicon Group") to the Group 14 Technologies Group (hereinafter referred to as "G14"). Prior to the closing of the SPA on June 29, 2023, the Silicon Group was a related party of SCHMID and controlled by Christian Schmid (hereinafter referred to as "CS"), one of the owners of SCHMID. The proceeds from the sale of the Silicon Group were, among other things, used to repay the shareholder loan between CS and SCHMID. The proceeds from the shareholder loan were used to repay certain borrowings of SCHMID.

(a)	Additionally, receivables from the Silicon Group which had been impaired in 2017 by SCHMID became recoverable as a result of the SPA resulting in an impairment reversal of €21,375 thousand.
(b)	Also, as part of the SPA, certain liabilities of the Silicon Group due to SCHMID were settled with the transfer of shares of G14 to SCHMID valued at €17,664 thousand.
(c)	Based on an agreement reached between CS, the Silicon Group and SCHMID in 2021, SCHMID was granted a bonus payment (hereinafter referred to as “Silicon exit bonus”) to be paid upon a successful sale of the Silicon Group to a third party. The Silicon exit bonus of €4,700 thousand was determined based on 5% of the net proceeds (after repayment of third party debt) received from a sale.
(d)	In June 2023, CS repaid the shareholder loan to SCHMID with a total cash amount of €70,000 thousand.
(e)	The expected credit loss of €1,418 thousand was therefore reversed.

Debt funds

During the year ended December 31, 2023, SCHMID signed agreements with both of the debt funds to repay the loans during 2023.

(f)	The parties have agreed to modify certain terms of the loan, including amount and nature of repayments and interest rates resulting in loan extinguishment gains of €15,852 thousand. The extinguishment gains have been recorded in finance income.
(g)	In addition, SCHMID and one of debt funds have agreed upon an additional payment of € 2,800 thousand to be paid by the Company, which resulted in finance expense at the same amount.
(h)	One of the two loans was repaid in cash in June 2023.

(i)	The second loan was repaid in September 2023 by transferring G14 shares amounting to €17,664 thousand to the debt fund by SCHMID. In addition, Schmid Verwaltungs GmbH transferred G14 shares to the debt fund to settle the complete loan liability of SCHMID. Schmid Verwaltungs GmbH (related party to SCHMID), by transferring G14 shares, repaid a loan receivable from SCHMID towards Schmid Verwaltungs GmbH.

The following table shows the significant impacts of the transactions described above on the financial statements as of and for the year ended December 31, 2023:

			Shareholder		Receivable
	Silicon		receivable		Silicon exit		Group14		Debt
in € thousand	receivables		CS		bonus		shares		funds
01/01/2023	—		65,589		—		—		(104,166)
Other income	—				4,700	(c)	—		—
Reversal of impairment	21,375	(a)	1,418	(e)	—		—		—
Finance income	—		3,173		—		—		15,852	(f)
Finance expense	—		—		—		—		(4,302)

Cash payments	—		(70,000)	(d)	—		—		70,000	(h)
Non-cash settlement of receivables	(17,664)	(b)	—		—		17,664		—
Non-cash settlement of loans	(2,800)	(g)	—		—		(17,664)	(i)	22,616
Other	(911)		(73)		—		—		—

12/31/2023	—		107		4,700		—		—

6.SEGMENT AND GEOGRAPHIC INFORMATION

In accordance with IFRS 8, Operating Segments, the Company’s operating segments are based on the management approach. Accordingly, segments must be classified and disclosed based on the criteria used internally by the chief operating decision maker (CODM) for the allocation of resources and the evaluation of performance of the components of SCHMID. The Chief Executive Officer, who allocates resources and evaluates segment performance based on the reports regularly submitted to him is the CODM.

During the first half of 2023, in connection with the planned Business Combination transaction, management established a new management reporting and governance structure. The segment reporting of the historical combined financial statements as of and for the years ended December 31, 2023, 2022 and 2021 reflects the current management reporting structure.

As the CODM examines the Company’s performance from a product perspective and has therefore identified two operating segments:

(1)	Technical equipment and processes includes mainly the sale of machines including installation and extended warranties.
(2)	Spare parts and services includes the sale of spare parts as well as services including repairs, modifications of machines and inspections.

The operating segments are also the reporting segments of the Company.

The performance of the operating segments is measured on the basis of revenue and segment adjusted EBITDA, as measured for management reporting purposes. The measure is defined as net profit (loss) calculated in accordance with IFRS before financial result, including result from at equity investments, taxes, depreciation and amortization.

Assets are neither allocated to the operating segments nor regularly provided to the CODM.

SCHMID’s key financial metrics by segment are as follows:

	2023
	Technical			Total
	equipment	Spare parts		management
in € thousand	and processes	and services	Other	reporting
Revenues	78,743	11,503	—	90,246
Segment adjusted EBITDA	12,872	3,787	22,440	39,099

	2022
	Technical			Total
	equipment	Spare parts		management
in € thousand	and processes	and services	Other	reporting
Revenues	78,778	16,280	—	95,058
Segment adjusted EBITDA	14,155	9,329	(3,546)	19,937

	2021
	Technical			Total
	equipment	Spare parts		management
in € thousand	and processes	and services	Other	reporting
Revenues	27,587	11,894	—	39,481
Segment adjusted EBITDA	1,868	6,873	(11,276)	(2,534)

The column “Other” includes costs related to head office and group services as well as certain effects not directly attributable to the operating segments. In the financial year ended December 31, 2023 the increase in “Other” is mainly due to the reversal of the impairment of the Silicon receivables (see notes 5. Significant Events in the Period ended December 31, 2023 and 13. Reversal of Impairment of Financial Assets, net) and the gain resulting from bonus payments relating to disposals of several entities (see note 5. Significant Events in the Period ended December 31, 2023 ).

Reconciliation from total segment adjusted EBITDA to income (loss) for the period according to IFRS:

in € thousand	2023	2022	2021
Total segment adjusted EBITDA	39,099	19,937	(2,534)
Financial result	9,594	(11,988)	(14,654)
Amortization and depreciation	(6,904)	(6,283)	(4,893)
Share of profit (loss) in joint ventures	(1,057)	—	—
Income tax benefit (expense)	(2,778)	1,924	(5,195)
Net income (loss) for the period	37,953	3,591	(27,277)

Revenue can be split into the following geographical areas:

in € thousand	2023	2022	2021
China	15,308	39,424	17,652
Taiwan	1,634	12,846	3,814
USA	17,522	11,478	3,375
Germany	9,577	10,743	5,390
Malaysia	16,681	7,915	—
Austria	17,810	3,928	3,793
Other	11,714	8,724	5,457
Total	90,246	95,058	39,481

The revenues are allocated based on the country of the customer receiving the service or goods.

There are three customers in 2023 with a revenue share of more than 10 % individually of the total revenues. The revenue with the first customer amounts to €17,649 thousand (2022: €25,092 thousand, 2021: €9,931 thousand), €16,361 thousand for the second customer (2022: €11,876 thousand, 2021: €— thousand) and €12,280 thousand for the third customer (2022: €— thousand, 2021:€— thousand). Revenue for these three customers is recognized within both the “Technical equipment and processes” and “Spare parts and services” operating segments.

Non-current assets are distributed among geographical areas as follows:

in € thousand	12/31/2023	12/31/2022
Germany	26,853	28,334
China	2,504	1,922
Other	376	266
Total	29,733	30,523

The non-current assets include property, plant and equipment as well as intangible assets.

7.REVENUE FROM CONTRACTS WITH CUSTOMERS AND COST OF SALES

The split of SCHMID revenues according to types of sales categories is as follows:

in € thousand	2023	2022	2021
Machines[1]	77,554	73,151	25,626
Spare Parts	9,722	14,302	8,081
Service[2]	1,781	1,978	3,802
Other	1,189	5,627	1,971
Total	90,246	95,058	39,481
(1)	Included within the “Machines” category is revenue from the sale and installation of machines, long-term development and extended warranties.
(2)	Included within the “Services” category is revenue from repair services, installations of modifications and inspections.

Revenue recognized at a point in time was €81,761 thousand, €89,316 thousand and €36,832 thousand for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. Revenue recognized over time was €8,485 thousand, €5,742 thousand and €2,649 thousand for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

At the end of fiscal year 2023, SCHMID had contract liabilities in connection with the sale of machines, spare parts and installations resulting from prepayments made by customers of €17,931 (December 31, 2022: €30,569 thousand, December 31, 2021: €25,682 thousand). The decrease in 2023 mainly results from a long-term development contract for which revenue is recognized over time in 2022. The services provided by SCHMID and the timing of payments made by the customer during the contract term may differ. In those cases, the contract is recognized in the Combined Statements of Financial Position as either a contract asset or a contract liability. Apart from contract liabilities in connection with customer prepayments, SCHMID recognizes long-term development contracts over time, which leads to a recognition of contract liabilities.

Changes to contract liabilities for years ended December 31, 2023, 2022 and 2021 are as follows:

in € thousand	2023	2022	2021
Balance at January 1	30,569	25,682	17,378
Sales revenues included in contractual liabilities at the beginning of the period	(30,406)	(25,682)	(17,378)
Increase due to customer payments received	17,769	30,569	25,682
Balance at December 31	17,931	30,569	25,682

At the end of fiscal year 2023, the Order Backlog for the machine sales amounts to €48,651 thousand (December 31, 2022: €79,571 thousand, December 31, 2021: €60,982 thousand). The Order Backlog for spare parts and services amounts to €6,380 thousand (December 31, 2022: €6,535 thousand, December 31, 2021: €7,239 thousand). All Order Backlog is expected to be realized within 1 to 3 years.

Order Backlog represents the goods or services ordered by customers but not delivered/provided as of the date of the statement of financial position.

SCHMID’s cost of sales include the following cost types:

in € thousand	2023	2022	2021
Personnel expenses	(16,690)	(16,221)	(14,094)
Material expenses	(35,767)	(34,274)	(9,519)
Depreciation/amortization	(4,904)	(4,147)	(2,746)
Other expenses	(6,488)	(7,079)	(4,147)
Total cost of sales	(63,849)	(61,721)	(30,506)

Other expenses include a variety of positions such as cost for outward freight, production related short-term leases and facility costs.

8.SELLING

Selling expenses consist of the following:

in € thousand	2023	2022	2021
Personnel expenses	(8,295)	(8,017)	(5,535)
Legal and consulting fees	(834)	(873)	(581)
Sales Commission	(241)	(475)	(95)
Distribution related external administration	(1,537)	(582)	(801)
Advertisement	(649)	(428)	(294)
Other expenses	(1,021)	(995)	(545)
Total selling expenses	(12,577)	(11,369)	(7,851)

Distribution-related external administration comprises costs including utilities, insurance, travel expenses or expenses for short-term leases. Other expenses include mainly depreciation.

9.GENERAL ADMINISTRATION

General administrative expenses consist of the following:

in € thousand	2023	2022	2021
Personnel expenses	(4,131)	(3,992)	(3,692)
Legal and consulting fees	(4,401)	(1,681)	(1,584)
External administrative expenses	(965)	(692)	(529)
Other administrative expenses	(3,042)	(607)	(493)
Total administrative expenses	(12,538)	(6,973)	(6,298)

External administrative expenses comprises allocated cost such as utilities, insurances, travel expenses or expenses for short-term leases. Other administrative expenses mainly include legal and consulting fees which increased significantly in 2023 due to the planned SPAC transaction.

10.RESEARCH AND DEVELOPMENT EXPENSES

R&D expenses that do not fulfill the recognition criteria according to IAS 38 consist of the following:

in € thousand	2023	2022	2021
Personnel expenses	(2,261)	(1,888)	(1,319)
Depreciation/amortization	(877)	(910)	(627)
Legal and consulting fees	(587)	(614)	(422)
R&D related external administration	(906)	(856)	(282)
Other research and development expenses	(517)	(549)	(83)
Total research and development expenses	(5,148)	(4,818)	(2,733)

R&D related administration comprises allocated cost such as utilities, insurance, travel expenses or expenses for short-term leases.

11.OTHER INCOME

Other income consists of the following:

in € thousand	2023	2022	2021
Foreign currency gains	2,969	1,503	538
Bonus payments	9,200	—	—
Other miscellaneous income	3,815	1,871	1,387
Total other income	15,985	3,375	1,924

The bonus payments are comprised of the Silicon exit bonus of €4,700 thousand (see note 5. Significant Events in the Period ended December 31, 2023) as well as an exit bonus related to Montratec. In 2018, the Company sold one of its subsidiaries, Montratec GmbH, to Montratec Sarl. The underlying stock purchase agreement included a clause on potential exit events, which requires Montratec Sarl to pay SCHMID up to €4,500 thousand (hereinafter referred to as “Montratec exit bonus”) upon a future exit of Montratec Sarl from Montractec GmbH. Additionally, SCHMID entered into a guarantee agreement with Schmid Grundstücke GmbH & Co. KG (referred to as “SGG”), an entity jointly controlled by shareholders of SCHMID, wherein SGG would reimburse the difference between the exit sale consideration actually received from Montratec Sarl and €4,500 thousand (hereinafter referred to as “Montratec guarantee”) in the event that the exit sale consideration is below €4,500 thousand. As a remuneration for this guarantee, SCHMID was required to pay SGG an amount equal to 1.5% p.a. of the €4,500 thousand per year until an exit event would occur. SCHMID was informed in April 2023 about this exit event, i.e. that Montratec GmbH was sold by Montratec Sarl in April 2023 which resulted in an exit bonus of €3,954 thousand being owed by Montratec Sarl to SCHMID and €546 thousand being owed by SGG. The bonus from Montratec has been received in cash during 2023, the payment from SGG as been netted with payables of SCHMID against SGG.

Other miscellaneous income includes a gain resulting from a cancelled sale and leaseback agreement with a third party (€1,875 thousand for the fiscal year ended December 31, 2023) as well as government grants related to income in an amount of €356 thousand for the fiscal year ended December 31, 2023 (2022: €519 thousand, 2021: €123 thousand). The grants are received in cash to compensate for expenses incurred in relation to research projects. In addition, other miscellaneous income includes income from asset disposals, mainly from the sale and leasback transaction (€508 thousand).

12.OTHER EXPENSES

Other expenses consist of the following:

in € thousand	2023	2022	2021
Foreign currency losses	(2,388)	(2,399)	(2,942)
Other taxes	(166)	(122)	(776)
Disposal of assets	—	(231)	(154)
Miscellaneous other items	(65)	(236)	(908)
Total other expenses	(2,620)	(2,988)	(4,779)

Miscellaneous other items mainly include banking fees and other service charges.

13.REVERSAL OF IMPAIRMENT OF FINANCIAL ASSETS, NET

The reversal of impairments of financial assets includes the following amounts:

In € thousand	12/31/2023	12/31/2022	12/31/2021
Reversal of receivables from the Silicon Group	21,375	—	—
Reversal of impairment of shareholder loan (included in trade and other receivables)	1,418	3,091	3,284
Other	(97)	—	49
Total	22,696	3,091	3,333

For additional information on the Silicon Group impairment reversal refer to note 5. Significant Events in the Period ended December 31, 2023. The reversals of impairment of the shareholder loan in prior years are due to the fact that the estimated repayment date is getting closer every year.

The shareholder loan was repaid during the financial year ended December 31, 2023. Therefore, the expected credit loss that was previously recognized on the shareholder loan was reversed during the financial year ended December 31, 2023.

14.FINANCIAL RESULT

Financial result includes the following:

in € thousand	2023	2022	2021
Finance income	19,685	5,758	3,360
thereof fair value changes	—	1,669	124
thereof interest income and similar proceeds	3,883	4,089	3,236
thereof gain from loan extinguishment	15,802	—	—
Finance expenses	(10,091)	(17,746)	(18,014)
thereof interest portion of lease payments	(103)	(68)	(49)
thereof interest expense	(9,988)	(17,678)	(17,965)
Financial result	9,594	(11,988)	(14,654)

Interest income includes in 2023 the interest received on loans, mainly the shareholder loan. For further information on the extinguishment, see note 28. Financial Liabilities. Fair value changes in 2022 result from the fair value measurement of the share option (see note 28. Financial Liabilities) and the embedded derivatives that were bifurcated from certain borrowings. For further information on the interest on of lease liabilities please see note 20. Leases. Interest expenses are mainly resulting from changes in the book value of the loans by using the effective interest method.

Interest expenses are mainly resulting from financial liabilities and is recognized based on the effective interest method and the additional payment for the debt fund during 2023, see note 5. Significant Events in the Period ended December 31, 2023.

15.SHARE OF PROFIT (LOSS) IN JOINT VENTURES

The share of profit (loss) in joint ventures is relating to a capital injection in the Saudi Arabian joint venture in 2023 that was immediately expensed due to the book value of €0 thousand.

16.INCOME TAXES

Income Tax Benefit (Expense)

Income taxes recognized in the Combined Statement of Profit or Loss and Other Comprehensive Income are as follows:

in € thousand	2023	2022	2021
Current income tax (expense) / income	(1,044)	(2,908)	(1,839)
thereof prior years	168	(6)	(35)
Deferred tax (expense) / income	(1,735)	4,832	(3,357)
thereof temporary differences	(1,853)	12,693	(12,367)
thereof tax loss/interest carryforwards	118	(7,861)	9,010
Income tax as per statement of profit or loss	(2,778)	1,924	(5,195)

For entities domiciled within Germany a corporation tax rate of 15% was used for the calculation of deferred taxes. In addition, a solidarity surcharge of 5.5% on corporation tax and a trade tax rate of 13.3% were taken into account. This resulted in an overall tax rate of 29.125% (2022: 29.125%, 2021: 29.125%) for German companies, which is also SCHMID’s tax rate. At international SCHMID companies, the respective country-specific tax rates were used for the calculation of current and deferred taxes.

Tax Rate Reconciliation

The following table presents the reconciliation of expected tax expense and reported tax expense. Expected tax expense is determined by multiplying combined profit before tax from continuing operations by the total SCHMID tax rate of 29.125%:

in € thousand	2023	2022	2021
Income (loss) before income tax	40,732	1,667	(22,082)
Income tax rate	29.125%	29.125%	29.125%
Expected income tax income (expense)	(11,863)	(485)	6,431
Tax rate differences	891	911	(2,270)
Non-deductible expenses	(79)	(573)	(1,204)
Tax -free income	1,263	495	2,755
Trade tax modifications	(116)	(269)	(417)
Tax effects from withholding tax	(166)	(370)	(1,485)
Tax effects from prior years	488	642	634
Permanent differences resulting from the statement of financial position	2,912	(8)	(2,486)
Loss utilisation of previously not recognized tax loss carryforwards	0	1,152	556
Change in valuation allowance from temporary differences and tax loss carryforwards	3,598	927	(4,904)
Change from interest carryforwards	333	(957)	(2,827)
Other reconciling items	(38)	460	21
Income tax benefit (expense)	(2,778)	1,924	(5,195)
Effective tax rate in %	6.82%	(115.46)%	(23.53)%

Deferred Taxes

The deferred tax assets ("DTA") and deferred tax liabilities ("DTL") recognition on the financial statement line items in the Statement of Financial Position are summarized below:

	Deferred taxes	Deferred taxes in
	in statement of	other comprehensive	Currency translation
	profit or loss	income	adjustments	DTA	DTL
in € thousand				2023	2023
Non-current assets	(13,373)	—	(116)	3,628	(6,970)
Intangible assets	239	—	(126)	1,843	(4,193)
Property, plant and equipment	(2,167)	—	9	155	(2,542)
Financial assets	(11,444)	—	1	1,630	(235)
Current assets	14,109	—	49	382	(5,584)
Inventories	(487)	—	(6)	220	(598)
Receivables and other assets	15,526	—	52	149	(3,985)
Other current assets	(899)	—	3	—	(956)
Cash and cash equivalents	(31)	—	1	13	(44)
Non-current liabilities	3,288	(7)	(8)	2,813	(7,757)
Non-current borrowings	868	—	4	17	(7,433)
Provisions for pensions	52	(7)	(7)	140	(67)
Non-current provisions	(161)	—	—	60	(257)
Non-current lease liability	2,529	—	(5)	2,596	—
Current liabilities	(8,820)	—	(124)	8,472	(2,998)
Current borrowings	(7,995)	—	—	3,803	(575)
Current contract liabilities	(929)	—	(10)	1,525	—
Trade payables and other liabilities	520	—	(109)	1,600	(665)
Other current liabilities	629	—	(20)	1,104	(30)
Current lease liability	121	—	(4)	210	—
Current provisions	(1,166)	—	19	230	(1,727)
Tax loss/interest carryforward	3,061	—	(2)	6,167	—
Tax Loss Carryforward (CIT)	1,693	—	(2)	3,408	—
Tax Loss Carryforward (Trade Tax)	1,368	—	—	2,759	—
Interest Carryforward	—	—	—	—	—
Gross value	(1,735)	(7)	(194)	21,463	(23,308)
Netting				(18,920)	18,920
Recognition in the statement of financial position				2,543	(4,388)

	Deferred taxes	Deferred taxes in
	in statement of	other comprehensive	Currency translation
	profit or loss	income	adjustments	DTA	DTL
in € thousand				2022	2022
Non-current assets	9,460	—	(44)	15,085	(4,937)
Intangible assets	(28)	—	45	2,084	(4,547)
Property, plant and equipment	(78)	—	1	153	(381)
Financial assets	9,566	—	—	12,848	(9)
Current assets	(18,238)	—	70	1,801	(21,161)
Inventories	51	—	(3)	246	(131)
Trade receivables and other receivables	(18,193)	—	70	1,554	(20,969)
Other current assets	(96)	—	2	—	(60)
Cash and cash equivalents	—	—	—	—	—
Non-current liabilities	8,138	(88)	(577)	348	(8,571)
Non-current financial liabilities	7,334	—	—	—	(8,287)
Provisions for pensions	513	(88)	(575)	93	(65)
Non-current provisions	256	—	(1)	120	(155)
Non-current lease liability	35	—	(1)	136	(64)
Current liabilities	13,333	—	(67)	15,871	(1,453)
Current financial liabilites	8,367	—	—	11,223	—
Current contract liabilities	2,351	—	(4)	2,464	—
Trade payables and other liabilities	1,209	—	(51)	1,281	(757)
Other current liabilities	676	—	(5)	545	(80)
Current lease liability	27	—	(1)	93	—
Current provisions	704	—	(5)	266	(616)
Tax loss/interest carryforward	(7,861)	—	12	3,108	—
Tax Loss Carryforward (CIT)	(4,535)	—	12	1,717	—
Tax Loss Carryforward (Trade Tax)	(3,326)	—	—	1,392	—
Interest Carryforward	—	—	—	—	—
Gross value	4,832	(88)	(606)	36,213	(36,122)
Netting				(33,619)	33,619
Recognition in the statement of financial position				2,594	(2,504)

No deferred tax assets were recognized for the following tax attributes (gross):

	2023		2022		2021
in € thousand	Tax base	DTA	Tax base	DTA	Tax base	DTA
Deductible temporary differences	41,498	10,805	34,149	8,984	65,199	18,070
Tax loss carryforward (CIT)	91,405	14,701	108,229	17,415	75,903	12,641
Tax loss carryforward (trade tax)	49,147	6,536	65,308	8,686	45,834	6,096
Interest carryforward	35,229	9,089	36,956	9,535	33,209	8,568

The maturities of the tax loss carryforwards for which no deferred tax assets were recognized are as follows:

in € thousand	2023	2022	2021
Up to 5 years	2,685	5,107	3,310
Up to 10 years	1,772	1,064	927
Up to 15 years	4,508	5,187	3,943
Up to 20 years	—	—	340
unlimited	131,586	162,177	113,216

The reported tax loss and interest carryforwards mainly relate to the German SCHMID entities and can be carried forward indefinitely (German minimum taxation rules and interest stripping rules apply), however, they may be subject to restrictions of the German change in ownership rules (Sec. 8c Körperschaftsteuergesetz) going forward.

The tax loss and interest carryforwards mainly relate to entities that have a history of losses which have been accumulated in the previous years. The respective entities neither have any taxable temporary difference exceeding the deductible temporary differences nor any tax planning opportunities and documentation available that could partly support the recognition of these tax attributes as deferred tax assets. On this basis, SCHMID has determined that it cannot recognize deferred tax assets on the majority of tax attributes carried forward.

Taxable temporary differences associated with investments in entities, branches and associates and interests in joint arrangements in the amount of €931 thousand as of December 31, 2023 (December 31, 2022: €937 thousand) have not been recognized.

Deferred tax assets exceeding deferred tax liabilities in the amount of €522 thousand as of December 31, 2023 (December 31, 2022: €2,594 thousand) for companies that generated a loss in the current or previous period were recognized as these are considered to be recoverable.

On 27 March 2024, the German Growth Opportunities Act (Wachstumschancengesetz) was substantively enacted. As part of this act, the German minimum taxation rule has been temporarily changed for the fiscal years 2024-2027. As a result, the loss deduction has been increased from 60% to 70%. As a result SCHMID Group could benefit by a maximum amount of €522 thousand.

17.EARNINGS PER SHARE

The information on earnings per share pursuant to IAS 33 has not been presented, as the combined entities have not formed a statutory group and, as such, SCHMID has no historical capital structure.

18.INTANGIBLE ASSETS

Intangible assets comprise the following:

	Development	Patents and
in € thousand	Costs	licenses	Total
Costs of acquisition
1/1/2023	22,832	1,042	23,874
Additions	2,915	359	3,274
Disposals/Retirements	—	—	—
Foreign exchange differences	(17)	(28)	(46)
12/31/2023	25,729	1,372	27,102
Accumulated amortization/write downs
1/1/2023	7,495	552	8,046
Amortization	3,975	158	4,133
Disposals/Retirements	—	—	—
Foreign exchange differences	(17)	(26)	(44)
12/31/2023	11,452	684	12,136
Carrying amount:
1/1/2023	15,337	490	15,828
12/31/2023	14,278	689	14,966

	Development	Patents and
in € thousand	Costs	licenses	Total
Costs of acquisition
1/1/2022	22,968	6,461	29,429
Additions	3,219	389	3,607
Disposals/Retirements	(3,355)	(5,807)	(9,162)
Foreign exchange differences	—	(1)	(1)
12/31/2022	22,832	1,042	23,874
Accumulated amortization/write downs
1/1/2022	7,174	6,280	13,454
Amortization	3,529	80	3,609
Disposals/Retirements	(3,208)	(5,807)	(9,015)
Foreign exchange differences	—	(2)	(2)
12/31/2022	7,495	552	8,046
Carrying amount:
1/1/2022	15,794	181	15,976
12/31/2022	15,337	490	15,828

Retirements relate to intangibles assets with a net book value of zero that are no longer in use by SCHMID and have therefore been eliminated from the asset register.

Development costs represent internally generated intangible assets related to process and manufacturing technologies for various industries such as printed circuit board ("PCB"), substrate manufacturing, photovoltaics, and glass and energy storage, wet processes (horizontal, vertical and single panel) and vacuum processes. Patents and licenses include software licenses, licenses for the use of know-how and acquired patents. The amount of borrowing costs capitalised during the period 2023 is €494 thousand (December 31, 2022: €640 thousand) with a capitalisation rate of 10% (December 31, 2022: 10%).

SCHMID receives government grants that are related to self-developed technology and processes recognized as intangible assets. The grants are received to compensate for incurred expenses that are capitalized as intangible assets and therefore SCHMID reduces the asset value by the amount of the grant. An amount of €159 thousand was deducted from the capitalized book value during 2023, €268 thousand during 2022 and €723 thousand during 2021.

Impairment test on development cost

At each balance sheet date SCHMID performs an impairment test on development costs that are capitalized but not yet ready for use. The impairment test is performed on a CGU level. The recoverable amount of the CGU that includes these development costs (the entity using those technologies) was estimated based on the present value of the future cashflows expected to be derived from the CGU (fair value less cost to sell), using a pre-tax discount rate of 12.89% (December 31, 2022: 11.17%). The recoverable amount of the CGU was estimated to be higher than its carrying amount and no impairment was required.

19.PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is comprised of the following:

	Land,
	buildings and	Technical	Office and
	leasehold	equipment and	other	Assets under
in € thousand	improvements	machinery	equipment	construction	Total
Costs of acquisition or construction:
1/1/2023	21,303	18,263	14,561	—	54,127
Additions	—	1,679	1,410	513	3,602
Disposals/Retirements	(21,085)	(3,448)	(458)	—	(24,991)
Foreign exchange differences	1	(164)	(126)	—	(289)
12/31/2023	220	16,330	15,386	513	32,449
Accumulated depreciation:
1/1/2023	11,581	15,892	13,293	—	40,766
Depreciation	483	982	583	—	2,048
Disposals/Retirements	(11,995)	(3,447)	(414)	—	(15,856)
Foreign exchange differences	1	(114)	(101)	—	(214)
12/31/2023	71	13,314	13,359	—	26,744
Carrying amount:
1/1/2023	9,722	2,371	1,268	—	13,361
12/31/2023	149	3,016	2,027	513	5,704

	Land,
	buildings and	Technical	Office and
	leasehold	equipment and	other	Assets under
in € thousand	improvements	machinery	equipment	construction	Total
Costs of acquisition or construction:
1/1/2022	21,143	18,692	15,139	345	55,318
Additions	161	940	323	—	1,423
Disposals/Retirements	—	(1,638)	(858)	(12)	(2,507)
Transfers	—	333	—	(333)	—
Foreign exchange differences	—	(64)	(43)	—	(107)
12/31/2022	21,303	18,263	14,561	—	54,127
Accumulated depreciation:
1/1/2022	11,097	16,566	13,756	—	41,419
Depreciation	484	964	417	—	1,865
Disposals/Retirements	—	(1,585)	(842)	—	(2,426)
Foreign exchange differences	—	(53)	(38)	—	(92)
12/31/2022	11,581	15,892	13,293	—	40,766
Carrying amount:
1/1/2022	10,046	2,126	1,383	345	13,899
12/31/2022	9,722	2,371	1,268	—	13,361

Property, plant and equipment includes right-of-use assets amounting to €9,063 thousand as of December 31, 2023 (December 31, 2022: €1,334 thousand). For further information refer to note 20. Leases. Security pledges have been released in 2023 as the respective property has been sold.

20.LEASES

Lessee accounting

SCHMID’s lease obligations primarily relate to rights to buildings mainly for its office, R&D and production premises as well as to leased vehicles. The carrying amounts of right-of-use assets recognized and the movements during the period were as follows:

in € thousand	Real Estate	Vehicles	Total
1/1/2022	1,207	306	1,513
Additions to right-of-use assets	144	336	480
Depreciation	(430)	(211)	(642)
Foreign exchange differences	(15)	(2)	(17)
12/31/2022	906	428	1,334
Additions to right-of-use assets	8,402	178	8,581
Depreciation	(543)	(236)	(779)
Foreign exchange differences	(68)	(5)	(73)
12/31/2023	8,697	365	9,063

In December 2023, SCHMID signed a sale and leaseback contract with Schmid Grundstücke GmbH Co. KG, an entity controlled by Mrs. Schmid, for production facility and office buildings in Freudenstadt. The purchase price is €11,400 thousand. The lease term is 10 years. There is an extension option that can be exercised by the lessee 12 months before the end of the term. SCHMID can extend the lease term three times by 5 years each time. A lease payment of €100 thousand (excl. VAT) is due in advance each month. This resulted in an increase in the right-of-use asset in the amount of €7,092 thousand and a lease liability in the amount of €8,895 thousand. The gain on sale equals €507 thousand. As the sale and leaseback was concluded with a related party the rate implicit to the lease was used.

For other leases SCHMID cannot readily determine the interest rate implicit in the leases, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that SCHMID would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBRs used by SCHMID are calculated based on the risk-free rate, individual country risk premiums of underlying country and credit spread. The weighted average IBR on December 31, 2023 is 6.03% (December 31, 2022: 5.49%).

There are no variable lease payments resulting from indexed rental payments or other variable rental components. The carrying amounts of lease liabilities and the movements during the period were as follows:

in € thousand	Lease Liability
1/1/2022	1,528
Additions	433
Interest	68
Payments	(676)
Foreign exchange difference	(19)
12/31/2022	1,333
Additions	10,347
Interest	102
Payments	(819)
Foreign exchange difference	(77)
12/31/2023	10,886

The combined statement of profit or loss and other comprehensive income (loss) included the following amounts of lease related expense:

in € thousand	2023	2022	2021
Depreciation of right of-use-assets	(779)	(642)	(487)
Interest expense on lease liabilities	(103)	(68)	(49)
Short-term lease expenses	(383)	(523)	(341)
Lease expenses for low-value assets	(7)	(28)	(68)
Total amount recognized in expense	(1,273)	(1,260)	(945)

The below table provides information on the total cash outflow from all leases during the year:

in € thousand	2023	2022	2021
Principal paid	(715)	(609)	(451)
Interest paid	(103)	(68)	(49)
Short term and low value leases	(391)	(551)	(409)
Total amount paid	(1,209)	(1,227)	(908)

The below table shows a maturity analysis of undiscounted lease payments for which a right-of-use asset and lease liability were recognized:

in € thousand	12/31/2023	12/31/2022
≤ 1 year	2,108	564
> 1 ≤ 2 years	1,928	465
> 2 ≤ 5 years	4,081	446
> 5 years	6,014	—
Gross lease liabilities – minimum lease payments	14,130	1,476
Discount and foreign currency effects	(3,244)	143
Present value of the lease liabilities	10,886	1,333

Lessor accounting

A part of the office and laboratories buildings located at the headquarter are leased to a related party under an operating lease with rent payable on a monthly basis. Lease income from the operating lease where SCHMID is a lessor is recognized in other income on a straight-line basis over the lease term. The lease income per month amounts to €10 thousand and does not include variable lease payments that depend on an index or rate. The lease contract was fixed until March 31, 2022 and is automatically renewed each year for another 12 months if none of the parties terminates the agreement. As a result, the minimum lease payments to be received are €115 thousand in 2023 (2022: €115 thousand, 2021: €115 thousand). The asset underlying the lease contract is included in property, plant and equipment.

In addition, SCHMID is party to a sublease contract for an office building. SCHMID leases the office from a third party and subleases it to a related party. The lease-out is categorized as operating lease and has an indefinite lease term with a termination option for both parties of six months. The lease income per month amounts to €3 thousand and does not include variable lease payments that depend on an index or rate.

21.FINANCIAL ASSETS

Non-current financial assets mainly comprise deposits for leased buildings.

22.INVENTORIES

in € thousand	12/31/2023	12/31/2022
Raw materials and supplies	4,386	5,513
Work in progress	6,038	11,098
Finished goods	5,928	8,419
Inventories	16,353	25,029

In fiscal year 2023, write-downs of €1,052 thousand (2022: €833 thousand, 2021: €69 thousand) were recognized. Total reversals of impairment losses amounted to €83 thousand in the fiscal year 2023 (2022: €23 thousand, 2021: €1 thousand). The amount of inventories recognised as an expense during 2023 is €25,026 thousand (2022: €28,954 thousand, 2021: €9,293 thousand).

23.TRADE RECEIVABLES AND OTHER RECEIVABLES

in € thousand	12/31/2023	12/31/2022
Trade receivables	40,626	40,593
Receivables from joint ventures	1,599	2,656
Other receivables	4,807	65,589
Total trade and other receivables	47,032	108,838

Trade receivables have a residual term of less than one year. Receivables from joint ventures refer to SCHMID Avaco Korea, Co. Ltd and Schmid Energy Systems GmbH, an entity of the Arabian joint venture.

The main driver for the decrease in the other receivables is the repayment of a shareholder loan receivable (remaining balance as of December 31, 2023: €107 thousand; December 31, 2022: €65,158 thousand). Other receivables as of year end 2023 include the receivable against Christian Schmid for the Silicon bonus payment (€ 4,700 thousand).

24.OTHER CURRENT ASSETS

Other current non-financial assets are as follows:

in € thousand	12/31/2023	12/31/2022
Advance payments on inventories	1,317	2,635
Restricted cash	89	1,049
Prepaid expenses	3,667	730
Contract assets	—	401
Total other current non-financial assets	5,073	4,815

Restricted cash refers to bank accounts that are used as securities for customer prepayments, mainly in China. In addition, the increase in prepaid expenses is due to the planned business combination with Pegasus.

25.CASH & CASH EQUIVALENTS

Cash and cash equivalents include cash as well as deposits on bank accounts amounting of €5,710 thousand as of December 31, 2023 (December 31, 2022: €8,332 thousand).

26.EQUITY

Owners net investment represents the aggregation of the net assets of all entities that form the reporting entity of SCHMID.

Other reserves comprise loss carried forward, net profit/loss for the year, remeasurement of defined benefit obligation and currency translation differences.

Non-controlling interest contains the equity, profit/loss carried forward and currency translation differences relating to the minority shareholders of the Group.

For details on the share option please refer to note 28. Financial Liabilities.

27.NON-CONTROLLING INTEREST

Non-controlling interests relate to SCHMID Singapore Pte. Ltd. (10.0%), SCHMID Technology Guangdong Co., Ltd. (STG) (24.1%) and SCHMID Taiwan Ltd. (STL) (14.0%).

STG was founded by SCHMID in 2020 and is a manufacturer of printed circuit boards (“PCB”) and photovoltaics (“PV”) production equipment in China. In June 2021 SCHMID concluded an investor agreement with XJ Harbour HK Limited (“XJ”). By way of a unilateral capital increase XJ obtained 20.9% of the registered capital of STG. In 2021 a further capital increase was executed. For further information on potential capital increases please refer to note 28. Financial Liabilities.

The following tables summarizes the information relating to each entity that has material NCI, before any intra-SCHMID eliminations.

		SCHMID
		Technology
	SCHMID	Guangdong Co.,	SCHMID Taiwan
12/31/2023	Singapore Pte. Ltd.	Ltd	Ltd.
NCI percentage	10.0%	24.1%	14.0%
Non-current assets	—	5,118	185
Current assets	2,797	42,569	11,827
Non-current liabilities	—	847	605
Current liabilities	2,062	22,288	5,182
Net assets	736	24,552	6,224
Net assets attributable to NCI	74	5,917	868
Revenue	—	27,750	1,672
Profit	6,188	2,298	(402)
OCI	—	(1,550)	(252)
Total comprehensive income	6,188	748	(654)
Total comprehensive income allocated to NCI	619	180	(91)
Accumulated NCI end of period	77	6,487	794

		SCHMID
		Technology
	SCHMID	Guangdong Co.,	SCHMID Taiwan
12/31/2022	Singapore Pte. Ltd.	Ltd	Ltd.
NCI percentage	10.0%	24.1%	14.0%
Non-current assets	—	4,575	71
Current assets	1,651	46,040	12,704
Non-current liabilities	—	568	694
Current liabilities	7,104	26,244	5,203
Net assets	(5,453)	23,804	6,879
Net assets attributable to NCI	(545)	5,737	960
Revenue	—	38,753	12,873
Profit	(7)	6,068	4,152
OCI	—	(639)	(303)
Total comprehensive income	(7)	5,429	3,849
Total comprehensive income allocated to NCI	(1)	1,308	537
Accumulated NCI end of period	(543)	6,335	889

		SCHMID
		Technology
	SCHMID	Guangdong Co.,		SCHMID Taiwan
12/31/2021	Singapore Pte. Ltd.	Ltd		Ltd.
NCI percentage	10.0%	24.1	% *	14.0%
Non-current assets	—	4,876		197
Current assets	1,698	23,857		4,993
Non-current liabilities	—	841		66
Current liabilities	7,144	9,518		2,095
Net assets	(5,445)	18,374		3,030
Net assets attributable to NCI	(545)	4,428		423
Revenue	—	9,762		3,954
Profit	(33)	(13,359)		424
OCI	—	753		297
Total comprehensive income	(33)	(12,606)		721
Total comprehensive income allocated to NCI	(3)	(2,627)		101
Accumulated NCI end of period	(542)	5,026		352

Cash flow statement SCHMID Technology Guangdong Co., Ltd
in € thousand	2023	2022	2021
Cash flow from operating activities	666	(1,688)	(11,650)
Cash flow from investing activities	(472)	(502)	(16,449)
Cash flow from financing activities	(21)	(452)	32,313
Effect of foreign exchange rate changes on cash and cash equivalents	(119)	116	93
Net increase (decrease) in cash and cash equivalents	262	(2,525)	4,307

28.FINANCIAL LIABILITIES

The following table shows an overview of the financial liabilities of SCHMID:

in € thousand	12/31/2023	12/31/2022
Non-current financial liabilities	22,190	34,406
Current financial liabilities	26,053	128,454
Total financial liabilities	48,244	162,860

The following table presents details on SCHMID’s borrowings.

in € thousand	12/31/2023	12/31/2022
Non-current borrowings	22,190	34,406
Loans from debt funds	—	24,393
Loans from other third parties	2,336	—
Loans from shareholders	19,854	10,013
Current borrowings	26,053	128,454
Loans from banks	1,225	12,003
Loans from debt funds	—	79,773
Loans from other third parties	—	3,540
Loans from shareholders	8,102	16,493
Loans from other related parties	16,726	16,646
Total borrowings	48,244	162,860

Loans from debt funds

The loans from debt funds line item consisted of five loans received from two private debt funds. In 2023, SCHMID repaid all loans from debt funds. For further details see note 5. Significant Events in the Period ended December 31, 2023

Loans from banks

During 2023, three loans from banks have been repaid. As of December 31, 2023, SCHMID has two loans from banks.

Loans from other third parties

Loans from other third parties mainly consist of loans from two individuals that are not related to SCHMID. In August 2023, one of the third party loans amounting to €1,234 thousand has been repaid. The other loan carries a floating interest rate of EURIBOR plus 3 % margin and had initial term of two years.

Loans from shareholders

The shareholders provided loan facilities of €15 million and €11 million in 2016. At the end of 2016, both shareholders waived part of their claims (€5 million). As the waivers are with debtor warrants, the claims will revive once a certain equity ratio is reached. As of December 31, 2023, SCHMID did not reach the equity ratio, but is expecting to reach the equity ratio within the next year. As a result, for both events the carrying amount was adjusted by recording the change in carrying amount in interest expense. The new carrying amount reflects the new estimated cash flows discounted with the original effective interest rate. For the remaining €19,854 million the shareholders declared their claims as subordinated to all other liabilities of SCHMID to ensure that the satisfaction of their claims will not lead to an over-indebtedness. Interest is floating at EURIBOR plus 1% margin, whereby EURIBOR is floored at 0.25%.

Loans from other related parties

The loans from related parties are provided by key management personnel and Schmid Grundstücke GmbH & Co. KG, which is an entity controlled by a related party. For further details please refer to note 35. Related Party Disclosures.

Share option

In 2021 SCHMID entered into an agreement with an Investor to obtain a shareholding in the entity SCHMID Technology (Guangdong) Co. Ltd. (STG). In the investment agreement, it was agreed that the investor acquire 20.9% of the ownership in STG for €25.0 million in a first step and at the same time SCHMID grants the investor the right to acquire further shares at two occasions. In December 2021 the investor acquired a further 3.2% of the shares in STG for a predetermined price of €5.0 million. In addition, the investor had the right to increase its ownership in STG by a further 5.6% after June 30, 2022. The price of those shares is dependent on the achievement of a certain revenue target and will be adjusted if the target is not met.

As not all capital increases had been executed as of the year-ended 2021 an embedded derivative was recognized under IFRS 9. Given the positive development of the entity a derivative liability was recognized as of year-end 2021 and during 2022. At year-end 2022 the pre-defined time frame for the revenue target ended at which time the price for the shares was fixed. As the fixed-for-fixed criteria for classification as equity was fulfilled at this time, the derivative liability was reclassified to Owners Net Investment at its fair value. Despite the fact that the price became fixed at the end of 2022 the Investor has not transferred the additional required investment. In 2024 a new agreement was signed. For further details please refer to note 36. Events after the Reporting Period.

For the years ended 2023 and 2022 the minority investment was treated as non-controlling interest according to IFRS 10.26

29.OTHER PROVISIONS

Movement in provisions during the year is as follows:

				Reversal of
				unused
In € thousand	12/31/2022	Additions	Utilization	amounts	12/31/2023
Warranty provision	211	211	(184)	—	238
Jubilee provision	119	482	(603)	—	(2)
Total non-current provisions	330	693	(787)	—	237
Warranty provision	139	152	(66)	—	225
Provision for legal claims	67	44	—	(58)	53
Other provisions	153	2,308	(1,454)	(312)	695
Total current provisions	360	2,504	(1,520)	(370)	973

				Reversal of
				unused
In € thousand	12/31/2021	Additions	Utilization	amounts	12/31/2022
Warranty provision	203	99	(91)	—	211
Jubilee provision	163	(30)	(14)	—	119
Total non-current provisions	366	70	(106)	—	330
Warranty provision	228	25	(114)	—	139
Provision for legal claims	32	123	(88)	—	67
Other provisions	191	7	(45)	—	153
Total current provisions	451	155	(247)	—	360

30.POST-EMPLOYMENT BENEFITS

Defined contribution plans

SCHMID’s expenses for defined contribution plans were €1,677 thousand for the year ended 2023 (2022: €1,552 thousand, 2021: €1,528 thousand). No assets or liabilities are recognized in SCHMID’s balance sheet in respect of such plans, apart from regular prepayments and accruals of the contributions withheld from employees’ wages and salaries and of SCHMID’s contributions.

Defined benefit plan

Corporate post-retirement benefits are provided by SCHMID in Germany through a defined benefit plan with one beneficiary who is also a related party (please refer to 35. Related Party Disclosures). The beneficiary was granted a fixed pension commitment in 2012 as part of a deferred compensation agreement in form of a lump-sum payment in the event of invalidity or reaching the age of 67. The Company has no plan assets in connection with the pension obligation.

The present value of the defined benefit obligation at the end of the fiscal year 2023 amounted to €894 thousand (December 31, 2022: €887 thousand, December 31, 2021: €1,173 thousand)

Reconciliation of the net defined benefit liability:

In € thousand	2023	2022	2021
Net defined liability at January 1	887	1,173	1,189
Defined benefit income recognized in combined statement of profit or loss	33	14	12
Defined benefit cost recognized in other comprehensive income	—	300	28
Net defined liability at December 31	894	887	1,173

Reconciliation of the amount recognized in the combined statement of financial position:

In € thousand	2023	2022	2021
Employee benefit obligations recognized as of January 1	887	1,173	1,189
Actuarial adjustments	(26)	(300)	(28)
thereof: experience adjustments	(2)	2	2
thereof: adjustments for financial assumptions	(24)	(302)	(30)
Interest expense	33	14	12
Employee benefit obligations recognized as of December 31	894	887	1,173

The expense recognized in the combined statements of profit and loss and other comprehensive income is as follows:

In € thousand	2023	2022	2021
Actuarial gains (-) / losses (+) deriving from changes in financial assumptions	(24)	(302)	(30)
Actuarial gains (-) / losses (+) deriving from experience adjustments	(2)	2	2
Included in other comprehensive income	(26)	(300)	(28)
Interest income	33	14	12
Included in the combined statements of profit or loss	33	14	12
Total included in the combined statements of profit or loss and other comprehensive income (loss)	7	(286)	(16)

The interest cost relating to the obligation is a component of the result from financing activities.

The following were the principal actuarial assumptions as of:

	12/31/2023	12/31/2022
Discount rate	4.00%	3.75%

Sensitivity Analysis

The main actuarial assumption is used to calculate the provisions for post-employment benefits the discount rate. A reasonably possible increase, or respectively decrease, in the significant actuarial assumptions would have had the following impact on the present value of the post-employment benefit obligation as of the respective reporting dates:

	12/31/2023	12/31/2022
Discount rate (+0.25%)	4.25%	4.00%
Present value of the post-employment benefit obligations (in € thousand)	872	862
Discount rate (-0.25%)	3.75%	3.50%
Present value of the post-employment benefit obligations (in € thousand)	918	912

Duration

The duration of the obligation is 12 years as of December 31,2023 (December 31, 2022: 13 years).

31.OTHER CURRENT LIABILITIES

Other non-financial liabilities are as followed:

in € thousand	12/31/2023	12/31/2022
Personnel related accruals	3,175	2,700
Tax related accruals	1,348	1,481
Audit related accruals	1,297	286
Miscellaneous other current liabilities	7,294	4,239
Total other current liabilities	13,113	8,706

In 2023 miscellaneous other non-financial liabilities include outstanding invoices for legal and consulting fees amounting to €2,707 thousand, installation and transportation costs amounting to €1,344 thousand as well as various smaller items.

32.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Carrying Amounts and Fair Values

The following tables disclose the carrying amounts of each class of financial instruments together with its corresponding fair value and the aggregated carrying amount per category.

				12/31/2023
Financial instruments, analyzed by classes and categories		Carrying		Fair value
in € thousand	Category	amount	Fair value	hierarchy
Non-current assets
Financial assets
Other loans and other investments	AC	28	28	n/a
Other non-current financial assets	AC	112	n/a	n/a

Current assets
Trade receivables and other receivables
Trade receivables	AC	40,673	n/a	n/a
Receivables from joint ventures	AC	1,599	n/a	n/a
Other receivables
Exit bonus	AC	4,700	4,700	n/a
Receivables from shareholder	AC	107	n/a	n/a
Other current assets
Restricted cash	AC	89	n/a	n/a
Other	AC	1,317	n/a	n/a
Cash and cash equivalents	AC	5,710	n/a	n/a

Non-current liabilities
Non-current borrowings
Loans from other third parties	FLAC	2,336	2,063	Level 3
Loans from shareholders	FLAC	19,854	17,630	Level 3

Current liabilities
Current borrowings
Loans from banks	FLAC	1,225	n/a	Level 3
Loans from shareholders	FLAC	8,102	n/a	n/a
Loans from other related parties	FLAC	16,726	n/a	Level 3
Trade payables and other liabilities	FLAC	25,899	n/a	n/a

		Carrying
Thereof aggregated by categories	Category	amount
Financial assets measured at amortized cost	AC	54,335
Financial liabilities measured at fair value	FVTPL	—
Financial liabilities measured at amortized cost	FLAC	74,142

Financial instruments, analyzed by classes and categories				12/31/2022
		Carrying		Fair value
in € thousand	Category	amount	Fair value	hierarchy
Non-current assets
Financial assets
Other non-current financial assets	AC	115	n/a	n/a

Current assets
Trade receivables and other receivables
Trade receivables	AC	40,593	n/a	n/a
Receivables from joint ventures	AC	2,656	n/a	n/a
Other receivables
Receivables from shareholder	AC	65,158	64,028	Level 3
Miscellaneous receivables	AC	431	n/a	n/a
Other current assets
Restricted cash	AC	1,049	n/a	n/a
Other	AC	2,637	n/a	n/a
Cash and cash equivalents	AC	8,332	n/a	n/a

Non-current liabilities
Non-current borrowings
Loans from debt funds	FLAC	24,393	23,072	Level 3
Loans from shareholders	FLAC	10,013	9,307	Level 3

Current liabilities
Current borrowings
Loans from banks	FLAC	12,003	11,508	Level 3
Loans from debt funds	FLAC	79,773	51,678	Level 3
Loans from other third parties	FLAC	3,540	3,483	Level 3
Loans from shareholders	FLAC	16,493	n/a	n/a
Loans from other related parties	FLAC	16,646	14,688	Level 3
Trade payables and other liabilities	FLAC	25,400	n/a	n/a

		Carrying
Thereof aggregated by categories	Category	amount
Financial assets measured at amortized cost	AC	120,971
Financial liabilities measured at fair value	FVTPL	—
Financial liabilities measured at amortized cost	FLAC	188,260

The carrying amounts of cash and cash equivalents, trade and other receivables, loans from banks and of trade payables, are considered reasonable estimates of their fair values because of the short maturities of these items.

The fair value of the loan granted to a shareholder was calculated by discounting future cash flows with a risk-adjusted interest rate curve. As the credit risk of the shareholder is unobservable and assumed to be equivalent to the Standard&Poor’s rating class of CCC, the credit risk is considered to have a material impact on the fair value. Therefore, the fair values of the shareholder loan are categorized in level 3 of the fair value hierarchy.

Items of income, expenses, gains or losses resulting from financial instruments

The net gains or losses for each of the financial instrument measurement categories differentiated by the respective sources were as follows:

2023	Subsequent measurement
in € thousand	Interest	Fair value	Total
Financial assets - AC	9,499	n/a	9,499
Financial liabilities - FLAC	(9,988)	n/a	(9,988)
Financial assets and liabilities - FVTPL	n/a	—	—
Total	(488)	—	(488)

2022	Subsequent measurement
in € thousand	Interest	Fair value	Total
Financial assets - AC	4,089	n/a	4,089
Financial liabilities - FLAC	(17,650)	n/a	(17,650)
Financial assets and liabilities - FVTPL	n/a	(1,669)	(1,669)
Total	(13,561)	(1,669)	(15,230)

The total interest income for financial assets that are not measured at FVTPL is €9,499 thousand as of the year ended December 31, 2023 (2022: €4,089 thousand). The total interest expense for financial liabilities that are not measured at FVTPL is €9,988 thousand as of the year ended December 31, 2023 (2022: €17,650 thousand).

Financial Instrument Risk Management Objectives and Policies

Due to its international operational businesses, SCHMID is exposed to market risk (especially foreign currency risk) and credit risk. In the area of financing, liquidity risks and interest rate risks play a major role. SCHMID’s senior management oversees the management of these risks. In prior years no formalized risk management system existed, but financial risks as far as identified were handled case-by-case. In connection with the US DE-SPAC SCHMID is currently implementing a standardized risk management process. Equity price risk is considered insignificant for SCHMID.

Credit Risk

Credit risk is the risk that SCHMID might incur a financial loss as a consequence of the non-payment or partial payment of outstanding receivables by counterparties and from replacement risks for open transactions. SCHMID is exposed to credit risks associated with its operating activities, the loan granted to one of its shareholders, trade receivables as well as cash and cash equivalents.

SCHMID applies appropriate measures to manage credit risks inherent to its trade receivables. SCHMID requests customer ratings from well-known rating agencies and responds to higher probabilities of default with modified payment terms. Loss rates are based on actual credit loss experience over the past seven years. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and SCHMID’s view of economic conditions over the expected lives of the receivables. Until January 1, 2023, to limit the credit risk resulting from its trade receivables, SCHMID has entered into a credit risk insurance that covered all trade receivables besides a small deductible. For the resulting credit risk of the insurance company SCHMID applied the credit default swap spread to the insured trade receivables amount. For the remaining credit risk of the uninsured part of the trade receivables a probability of default for the industry is applied to the exposure and multiplied with the loss given default.

The allowances for ECL determined for the different classes of financial assets developed as follows:

	Trade receivables		Shareholder and
	- not credit	Trade receivables	other loans -
in € thousand	impaired	- credit impaired	credit impaired
Opening Balance 01/01/2022	(8)	1,952	(4,394)
Additions	(11)	—	—
Utilization	—	1,148	—
Reversal	—	153	2,949
Closing Balance 31/12/2022	(19)	652	(1,445)
Additions	(118)	(198)	—
Utilization	—	(11,425)	—
Reversal	—	11,706	1,445
Closing Balance 31/12/2023	(137)	(569)	—

With regards to cash and cash equivalents SCHMID allocates the credit risk by using several banks. Furthermore, it is SCHMID policy to hold cash and cash equivalents only with financial institutions that have at least an investment grade rating. SCHMID regularly monitors its cash and cash equivalents and takes corrective actions should it identify any possible changes in creditworthiness of these financial institutions. Therefore and due to its short-term character, no significant credit risk arises from cash and cash equivalents, and no ECL allowance has been recorded for 2023 and 2022 respectively.

The following tables provide information about the gross carrying amounts by credit-risk rating classes for the several types of financial assets that are not measured at FVTPL and therefore generally subject to the impairment regulations of IFRS 9.

Gross Carrying Amounts by Rating Class			12/31/2023
in € thousand	Stage 1	Stage 2	Stage 3
General approach
Cash and cash equivalents
AAA to BBB (Investment grade)	5,710	—	—
Receivables from shareholders
BBB- to CCC (Below investment grade)	—	4,807	—
Simplified approach
Trade receivables and other receivables
Current (not past due)	—	27,148	(69)
1-30 days past due	—	1,423	(11)
31-60 days past due	—	597	(6)
61-90 days past due	—	651	(7)
More than 90 days past due	—	3,039	(45)
Total	5,710	37,665	(138)

Gross Carrying Amounts by Rating Class			12/31/2022
in € thousand	Stage 1	Stage 2	Stage 3
General approach
Cash and cash equivalents
AAA to BBB (Investment grade)	8,332	—	—
Receivables from shareholders
BBB- to CCC (Below investment grade)	—	65,158	—
Simplified approach
Trade receivables and other receivables
insured receivables (90%)	—	39,312	—
non-insured receivables (10%)	—	4,368	—
Total	8,332	108,838	—

Liquidity Risk

Liquidity risk is the risk that a company will encounter difficulty in meeting its obligations associated with its financial liabilities as they fall due. SCHMID is constantly working to ensure that the supply of liquidity is mainly sufficient to settle financial liabilities that are due for payment. Liquidity is evaluated and maintained using forecasts based on fixed planning horizons covering several months and through the cash and cash equivalent balances that are available.

During 2023, the majority of financial liabilities has been repaid. For more detail on the financial situation, please refer to the explanation on Going Concern (included in note 2. Basis of Presentation).

The following table provides details of the (undiscounted) cash outflows of financial liabilities (including interest payments).

					12/31/2023
	Cash outflows within				Total cash
in € thousand	≤ 1 year	> 1 ≤ 2 years	> 2 ≤ 5 years	> 5 years	flows
Lease liabilities	2,073	1,822	3,372	3,758	11,025
Borrowings (including embedded derivatives)	26,053	26,781	—	—	52,835
Loans from banks	1,225	—	—	—	1,225
Loans from debt funds	—	—	—	—	—
Loans from other third parties	—	2,778	—	—	2,778
Loans from shareholders	8,102	24,004	—	—	32,106
Loans from other related parties	16,726	—	—	—	16,726
Trade payables and other liabilities	25,899	—	—	—	25,899

					12/31/2022
	Cash outflows within				Total cash
in € thousand	≤ 1 year	> 1 ≤ 2 years	> 2 ≤ 5 years	> 5 years	flows
Lease liabilities	564	465	446	—	1,476
Borrowings (including embedded derivatives)	111,517	49,914	—	—	161,432
Loans from banks	12,221	—	—	—	12,221
Loans from debt funds	73,262	26,521	—	—	99,783
Loans from other third parties	3,702	—	—	—	3,702
Loans from shareholders	5,000	23,394	—	—	28,394
Loans from other related parties	17,332	—	—	—	17,332
Trade payables and other liabilities	25,400	—	—	—	25,400

Foreign Currency Risk

SCHMID operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. SCHMID’s exposures primarily consist of the Euro (“EUR”), US Dollar (“USD”), Chinese Yen (“CNY”), Hong Kong Dollar (“HKD”), Korean Won (“KRW”) and Canadian Dollar (“CAD”). Foreign exchange risk mainly arises from commercial transactions that resulted in recognized financial assets and liabilities denominated in a currency other than the local functional currency.

The following table demonstrates the material net exposures SCHMID entities have due to trade receivables and payables, cash and cash equivalents as well as other financial assets in a currency different their local functional currency. Due to consolidation these exposures would also have an impact to SCHMID’s profit or loss.

	currency of exposure ("+" = asset / "()" = liability) - in € thousand
functional currency entity	12/31/2023				12/31/2022
	EUR	CNY	USD	HKD	EUR	CNY	USD	HKD
EUR		5,010	3,597	—		5,500	4,669	—
CNY	27,217		(1,077)	(424)	25,519		(1,139)	—
USD	17	—		—	(5,030)	—		—
TWD	1,481	(238)	—	—	1,378	—	—	—
HKD	2,026	(2,209)	—		—	—	—
KRW	(4,276)	—	—	—	(1,838)	—	—	—
Total	26,464	2,563	2,520	(424)	20,029	5,500	3,530	—

The following table demonstrates the impact that a reasonably possible change in each material currency pair would have on SCHMID’s profit or loss before tax. Therefore for each currency exchange rate the foreign currency is shifted against the respective local entity’s functional currency. The resulting impact in local currency is then translated into EUR.

in € thousand	12/31/2023		12/31/2022
	+10%	-10%	+10%	-10%
CNY/EUR	2,019	(2,467)	1,820	(2,224)
USD/EUR	(325)	398	(882)	1,078
TWD/EUR	135	(165)	130	(159)
HKD/EUR	184	(225)
KRW/EUR	(389)	475	(167)	204
CNY/TWD	22	(26)
CNY/HKD	158	(203)
USD/CNY	98	(120)	104	(127)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risks from financial instruments can in general arise in connection with financial liabilities including borrowings under SCHMID existing working capital and equipment financing facilities. Profit or loss is sensitive to higher/ lower interest income/ expense from loans granted and borrowed as a result of changes in interest rates. Considering existing thresholds, a hypothetical reasonable increase or decrease of 100 basis points in interest rates would have the following effect shown in the table on SCHMID financial statements.

Impact to P/L
in € thousand	(income (+)/ expense (-))
12/31/2023
Change in interest rate +1%	(296)
Change in interest rate -1%	296
12/31/2022
Change in interest rate +1%	(1,164)
Change in interest rate -1%	1,162

Capital Management

For the purpose of SCHMID’s capital management, capital includes all share capital and other equity reserves attributable to the equity holders. The primary objectives of capital management are to support operating activities and maximize the shareholder value through investment in the development activities of SCHMID.

SCHMID’s finance department reviews the total amount of cash of SCHMID on a monthly basis. As part of this review, management considers the total cash and cash equivalents, the cash outflow, currency translation differences and funding activities.

The Company is not anymore subject to externally imposed capital requirements as all relevant loans have been repaid during 2023, refer to note 28. Financial Liabilities for further details. No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2023 and 2022.

Reconciliation of changes in liabilities arising from financing activities

		Lease
In € thousand	Loans	liabilities	Total
Balance at January 1, 2023	167,111	1,333	168,444
Cash flow from financing activities (excluding changes from restricted cash)	(83,812)	(819)	(84,631)
Proceeds from loans	—	—	—
Repayments of loans	(81,871)	—	(81,871)
Principal elements of lease payment	—	(715)	(715)
Interest paid	(1,941)	(103)	(2,044)
Changes in the cash flow from financing activities	(35,055)	10,372	(24,683)
Foreign currency effects	—	(77)	(77)
New leases	—	10,347	10,347
Accrued interest	(35,024)	102	(34,922)
Fair value measurement	(32)	—	(32)
Balance at December 31, 2023	48,244	10,886	59,130

		Lease
In € thousand	Loans	liabilities	Total
Balance at January 1, 2022	153,090	1,528	154,618
Cash flow from financing activities (excluding changes from restricted cash)	(2,625)	(676)	(3,301)
Proceeds from loans	4,895	—	4,895
Repayments of loans	(5,880)	—	(5,880)
Principal elements of lease payment	—	(609)	(609)
Interest paid	(1,640)	(68)	(1,708)
Changes in the cash flow from financing activities	16,645	482	17,127
Foreign currency effects	—	(19)	(19)
New leases	—	433	433
Accrued interest	14,609	68	14,677
Fair value measurement	2,036	—	2,036
Balance at December 31, 2022	167,111	1,333	168,444

33.EQUITY-ACCOUNTED INVESTEES

Set out below are the investments of SCHMID classified as joint ventures as at December 31, 2023 and 2022. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by SCHMID. The proportion of ownership interest is the same as the proportion of voting rights held. All the entities are private, no quoted prices are available.

		% of ownership interest		Carrying amount (in € thousand)
Name of the entity	Country of incorporation	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Advanced Energy Storage Systems Investment Company (AES)	Kingdom of Saudi Arabia	51%	51%	—	—

SCHMID AVACO Korea Co. Ltd. (SAK)	South Korea	50%	50%	—	—
Total equity-accounted investments				—	—

The two entities are joint ventures and both are accounted for applying the equity method.

(1)	Advanced Energy Storage Systems Investment Company (AES), Saudi Arabia is a joint venture of Nusaned Investment (an investment company owned by SABIC) and SCHMID manufacturing and focuses on technology development in the field of vanadium redox flow batteries (VRFB).
(2)	SCHMID AVACO Korea Co. Ltd. (SAK), South Korea is a company that specializes in the manufacture of electrical and electronic components. The company produces a wide range of products such as printed circuit boards, connectors, and wiring harness systems for various industries including automotive, electronics, telecommunications, and medical technology.

The following tables provide financial information on the joint venture Advanced Energy Storage Systems Investment Company (AES) which is material to SCHMID. The information disclosed reflects the amounts presented in the financial statements of the joint venture and not SCHMID’s share of those amounts.

in € thousand	12/31/2023	12/31/2022
% ownership interest	51.3%	51.3%
Current Assets
Cash and cash equivalents	16	1,144
Other current assets	22	342
Total current assets	38	1,486

Non-current assets	3,871	6,134

Current liabilities
Current financial liabilities	2,935	2,015
Other current liabilities	216	4,214
Total current liabilities	3,151	6,229

Non-current liabilities
Non-current financial liabilities	—	9,177
Other non-current liabilities	3,894	957
Total non-current liabilities	3,894	10,134

Net assets (100%)	(3,136)	(8,742)
Book value	—	—

in € thousand	2023	2022
% ownership interest	51.3%	51.3%
Revenue	—	—
Interest income	—	—
Administration expense	(221)	—
R&D and Other expense	(351)	—
Depreciation and amortization	(561)	(1,106)
Interest expense	—	(292)
Tax income	61	236
Loss from continuing operations	(1,025)	(3,750)
Other comprehensive income	—	181
Total comprehensive loss	(1,025)	(3,932)
Dividends received	—	—

34.COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company has commitments of €62 thousand (December 31, 2022: €1,086 thousand) to acquire items of property, plant & equipment.

35.RELATED PARTY DISCLOSURES

SCHMID is jointly controlled by Christian Schmid and Anette Schmid via direct shareholding and a community of heirs. Christian Schmid is also the CEO of the Company.

For further information on the sale and leaseback contract, signed in December 2023 with Schmid Grundstücke GmbH Co. KG, an entity controlled by Mrs. Schmid, for production facility and office buildings in Freudenstadt, refer to note 20. Leases.

Transactions with Key Management

Key management personnel are defined as those persons who are responsible for SCHMID´s worldwide operating business, based on their function within SCHMID or the interests of SCHMID. The following individuals belong or belonged to SCHMID´s key management:

Name	Function	Member of key management since/until
Markus Fröhlich	CRO	since summer 2021
Julia Natterer	CFO	since December 2021
Laurent Nicolet	Executive Asia Region	since May 2006
Helmut Rauch	COO	since August 1994
Ulrich Wein	Vice president Finance	until January 2022

The annual remuneration and related compensation costs recognized as expense during the reporting period only includes short-term employee benefits and amounts to €1,562 thousand in 2023 (2022: €1,262 thousand, 2021: €1,332 thousand). Short-term benefits include salaries, bonus, and other benefits such as medical, death and disability coverage, Company car and other usual facilities as applicable. The outstanding balances also include the liability in connection with the defined benefit obligation.

Transactions with related parties

In addition to the entities included in the combined financial statements (see note 2. Basis of Presentation), SCHMID maintains relationships with other related parties. Related parties comprise the following entities (not individuals):

Company	Relationship
Schmid Grundstücke GmbH & Co. KG	Jointly controlled by shareholders
Schmid Verwaltungs GmbH, Freudenstadt	Controlled by one shareholder
Schmid Silicon Technology Holding GmbH , Freudenstadt	Controlled by one shareholder (until June 2023)
Schmid Silicon Technology GmbH, Freudenstadt	Controlled by one shareholder (until June 2023)
SILIQN GmbH, Freudenstadt	Controlled by one shareholder
Schmid Polysilicon Production GmbH, Spreetal	Controlled by one shareholder
Schmid Energy Systems GmbH, Freudenstadt	Entity of Joint venture
Advanced Energy Storage Systems Investment Company, Saudi Arabia	Joint venture
SCHMID Avaco Korea, Co. Ltd., Korea	Joint venture

The following transactions are proceeded with related parties.

in € thousand	2023	2022	2021
Interest income on loans granted to
Shareholder	1,077	526	159

Interest expense on loans received from
Key management personnel	12	88	88
Other related parties	558	409	400
Shareholder	737	165	53

Purchases of goods or services
Joint ventures	3	2,511	20
Other related parties	236	663	618

Sale of goods or services
Joint ventures	427	505	817
Other related parties	11,801	592	797

Salary and Bonus
Shareholder	1,149	988	910
Key management personnel	1,562	1,262	1,332

in € thousand	12/31/2023	12/31/2022
Outstanding balances - Liabilities
Shareholder	24,102	24,064
Key management personnel	280	2,528
Joint ventures	358	358
Other related parties	25,359	15,345

in € thousand	12/31/2023	12/31/2022
Outstanding balances - Receivables
Shareholder	107	67,926
Joint ventures	2,655	951
Other related parties	221	23,062

The significant increase in Sale of goods or services as well as in Outstanding balances - Liabilities in 2023 are mainly due to the sale and leaseback transaction (for further information please refer to 20. Leases)

36.EVENTS AFTER THE REPORTING PERIOD

Business combination Saudi Arabia

In October 2023, the shareholders, Nusaned Investment (an investment company owned by SABIC) and SCHMID, mutually agreed to terminate the joint venture Advanced Energy Storage Systems Investment Company (Saudi Arabia) via share exchange. After closing of the transaction on January 1 2024, SCHMID owns 100% of the shares of Schmid Energy Systems GmbH (SES), the only subsidiary owned by the joint venture entity. SCHMID transferred its shares in AES to SABIC and in exchange AES transferred its shares in SES to SCHMID. The transaction falls under the scope of IFRS 3. As SCHMID obtains control over SES through an increase in it´s equity shareholdings in SES the transaction is treated as as step acquisition in accordance with IFRS 3.41.

As the closing of the transaction occurred only recently, the Company has not yet completed the evaluation of the final consideration transferred and performed the detailed purchase price allocation analysis necessary to derive the required estimates of the fair value of the acquired assets and liabilities assumed.

Signing of the XJ repurchase agreement

SCHMID concluded an agreement with XJ Harbour HK Limited to exchange XJ Harbour HK Limited’s minority interest in SCHMID’s Chinese subsidiary for TopCo shares and €30 million in cash payments over a 455 day period after the closing of the Business Combination. The first €10 million payment will come due at the closing of the Business Combination.

Closing Business Combination

SCHMID Group and Pegasus Digital Mobility Acquisition Corp. announced the completion of their business combination. As a result, starting April 30, 2024 the existing company’s legal name is SCHMID Group N.V. SCHMID Group N.V. shares started trading on the Nasdaq Global Select Market under the ticker symbol “SHMD”. SCHMID signed non-redemption and investment agreement for approximately USD 26 million in committed capital with the business combination (before costs).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report on Form 20-F and, if not defined in the Form 20-F, in the Proxy Statement/Prospectus.

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2023 combines the historical statement of financial position of Schmid and the historical balance sheet of Pegasus on a pro forma basis as if the Business Combination and related transactions had been consummated on December 31, 2023. The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 combines the historical statement of profit or loss of Schmid and the historical statements of operations of Pegasus for such periods on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of profit or loss that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of profit or loss of the post-combination company. The actual financial position and results of profit or loss may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with Schmid’s and Pegasus’s audited financial statements and related notes, as applicable, and the sections titled “Schmid’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Pegasus’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information in the Proxy Statement/Prospectus, which are incorporated herein by reference.

Description of the Business Combination

On April 29, 2024, Schmid Group closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of May 31, 2023, as amended by a first amendment agreement dated September 26, 2023, and a second amendment agreement dated January 29, 2024, by and among Pegasus, Schmid, Schmid Group, and Merger Sub.

On the Closing Date, several transactions were completed pursuant to the Business Combination Agreement, including:

●	Pegasus TopCo B.V. issued 99 new ordinary shares to its shareholder Pegasus;
●	The shareholders of Schmid (the “Schmid Shareholders”) purchased the 100 Pegasus TopCo B.V. shares from Pegasus at nominal value;
●	The Schmid shareholders subscribed to 28,000,000 Pegasus TopCo B.V. shares, with an additional 5,000,000 earn-out shares at EUR 0.01 nominal value and in consideration contributed 100% of the Gebr. Schmid shares by transferring them to Pegasus TopCo B.V.;

●	Pegasus TopCo B.V. changed its legal form from a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public limited liability company (naamloze vennootschap) and was renamed SCHMID Group N.V.;
●	The Schmid Group issued shares for each Pegasus Class A and B share to their holders, and issued 1,406,361 shares to XJ Harbour;
●	Pegasus merged with and Merger Sub, with the Pegasus as the surviving company and, after giving effect to the merger, becoming a direct, wholly-owned subsidiary of Schmid Group.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, Pegasus will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of Schmid issuing shares at the closing of the Business Combination for the net assets of Pegasus as of the closing date, accompanied by a recapitalization. The net assets of Pegasus are stated at historical cost, with no goodwill or other intangible assets recorded.

Schmid has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Schmid’s shareholders have the largest voting interest in TopCo;
●	Schmid’s senior management is the senior management of the post-combination company;
●	The business of Schmid comprises the ongoing operations of TopCo; and
●	Schmid is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 since Pegasus does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of TopCo Shares issued over the fair value of Pegasus’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Basis of Pro Forma Presentation

Pegasus’ public shareholders were offered the opportunity to redeem, upon closing of the Business Combination, Pegasus Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemption of 3,038,480 shares of Pegasus Class A Ordinary Shares at $11.13 (€10.60) per share.

The following summarizes the number of TopCo Ordinary Shares outstanding as of April 29, 2024:

	Ownership in shares	Equity and voting %
Schmid shareholders(1)	28,725,000	75.6%
XJ Harbour HK Limited	1,406,361	3.7%
Pegasus public shareholders	4,274,037	11.3%
Sponsor, directors and management of Pegasus and certain IPO anchor investors(2)	3,569,464	9.4%
	37,974,862	100%
(1)	Excludes 5,000,000 Earn-Out Shares
(2)	Includes 756,964 TopCo shares issued to Sponsor by setting off the promissory notes to Pegasus

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2023 (IN EURO THOUSANDS)

						As of December
	As of December 31, 2023					31, 2023
	Schmid	Pegasus (US	IFRS Policy and	Transaction
	(IFRS,	GAAP, As	Presentation	Accounting		Pro Forma
	Historical)	Converted)	Alignment (Note 2)	Adjustments		Combined
ASSETS: NON-CURRENT ASSETS
Intangible assets	14,966	—	—	—		14,966
Property, plant and equipment, net	14,767	—	—	—		14,767
Financial assets	140	—	—	—		140
Deferred tax assets	2,543	—	—	—		2,543
Cash and marketable securities held in trust account	—	47,697	—	(47,697)	A
Non-current assets	32,416	47,697	—	(47,697)		32,416
CURRENT ASSETS
Inventories	16,353	—	—	—		16,353
Trade receivables and other receivables	47,032	—	—	—		47,032
Other current assets	5,073	51	—	—		5,124
Cash and cash equivalents	5,710	326	—	47,697	A	11,471
				(32,206)	B
				(974)	C
				952	D
				2,238	E
				(8,511)	F
				1,238	K
				(5,000)	M
Current assets	74,166	377	—	5,435		79,980
TOTAL ASSETS	€106,582	€48,074	—	€(42,262)		€112,394

EQUITY
Owner’s net investment	70,606	—	—	(70,606)	H	—
Subscribed capital	—	—	—	358	H	431
				50	L
				14	M
				1	D
				8	K
Capital reserves	—	—	—	(1,400)	F	124,741
				951	D
				6,575	G
				85,740	H
				(22,106)	I
				70,106	J
				8,225	K
				(50)	L
				(23,301)	M
Preference shares	—	—	—	—		—
Class B ordinary shares	—	1	—	(1)	H	—
Other reserves	(95,806)	(13,904)	—	1,351	C	(165,639)
				(2,443)	F
				(6,785)	G
				22,106	I
				(70,106)	J
				(53)	K
Non-controlling interest	7,358	—	—	(6,497)	M	861
Equity	(17,841)	(13,903)	—	(7,862)		(39,606)

COMMITMENTS AND CONTINGENCIES
Class A ordinary shares subject to redemption	—	47,697	(47,697)	—		—

LIABILITIES: NON-CURRENT LIABILITIES
Non-current financial liabilities	22,190	—	—	—		22,190
Provisions for pensions	894	—	—	—		894
Non-current provisions	237	—	—	—		237
Deferred tax liabilities	4,388	—	—	—		4,388
Non-current lease liability	9,371	—	—	—		9,371
Warrant liabilities	—	1,391	—	210	G	1,601
Deferred underwriting commissions	—	2,325	—	(2,325)	C	—
Due to related party (non-current)	—	—	—	15,000	M	15,000
Common stock subject to possible redemption	—	—	47,697	(32,206)	B	—
				(15,491)	H
Non-current liabilities	37,081	3,716	47,697	(34,812)		53,681
CURRENT LIABILITIES
Current financial liabilities	26,053	—	—	—		26,053
Current contract liabilities	17,931	—	—	—		17,931
Trade payables and other financial liabilities	25,899	996	—	(875)	F	26,020
Other current liabilities	13,113	2,626	—	(3,793)	F	11,946
Current lease liability	1,515	—	—	—		1,515
Current provisions	973	—	—	—		973
Income tax liabilities	1,858	—	—	—		1,858
Due to related party	—	352		2,238	E	12,024
				(351)	K
				9,785	M
Promissory note-related party	—	6,591	—	(6,591)	K	—
Current liabilities	87,343	10,565	—	412		98,320
TOTAL EQUITY AND LIABILITIES	€106,582	€48,075	—	€(42,262)		€112,394

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS FOR YEAR ENDED DECEMBER 31, 2023 (IN EURO THOUSANDS, EXCEPT PER SHARE DATA)

						Year Ended
	Year Ended December 31, 2023					December 31, 2023
			IFRS Policy and
		Pegasus (US	Presentation	Transaction
	Schmid (IFRS,	GAAP, As	Alignment	Accounting		Pro Forma
	Historical)	Converted)	(Note 2)	Adjustments		Combined
Revenue	90,246	€	€	€		€ 9,506
Cost of sales	(63,849)	—				(63,849)
Gross Profit	26,397	—	—	—		26,397

Selling	(12,577)	—	—	—		(12,577)
General administration	(12,538)	(751)	—	155	BB	(87,424)
				(4,184)	CC
				(70,106)	DD
Research and development	(5,148)	—	—	—		(5,148)
Other income	15,985	—	—	—		15,985
Other expenses	(2,620)	—	—	—		(2,620)
Listing fee amortization expense	—	(89)	—	—		(89)
Legal and accounting expense	—	(4,957)	—	—		(4,957)
Insurance expense	—	(181)	—	—		(181)
(Impairment) / Reversal on impairment on financials assets	22,696	—	—	—		22,696
Operating profit (loss)	32,195	(5,978)	—	(74,135)		(47,918)

Finance income	19,685	—	—	—		19,685
Interest and dividend income on cash and marketable securities held in Trust Account	—	4,851	—	(4,851)	AA	—
Change in fair value of warrant liabilities	—	(1,251)	—	(204)	EE	(1,455)
Loss on foreign exchange conversion	—	(33)	—	—		(33)
Finance expense	(10,091)	—	—	(1,508)	FF	(11,599)
Financial result	9,594	3,567	—	(6,563)		6,598

Share of profit(loss) in joint venture	(1,057)	—	—	—		—
Income (loss) before income tax	40,732	(2,411)	—	(80,698)		(42,378)

Income tax expense	(2,778)	—	—	—		(2,778)
Net income (loss) for the period	37,954	(2,411)	—	(80,698)		(45,156)

Other comprehensive income (loss)	(1,607)	—	—	—		(1,607)
Total comprehensive income	36,346	(2,411)	—	(80,698)		(46,763)

Total Comprehensive income (loss) attributable to
Owners of Schmid Group	35,669	—	—	35,669		—
Owners of TopCo	—	—	—	(47,277)		(47,277)
Non-controlling interest	677	—	—	(163)	GG	514

Pro forma weighted average ordinary shares outstanding – basic and diluted						37,974,862
Pro forma net loss per share – basic and diluted						€-1.189

Unaudited Pro Forma Condensed Combined Financial Information (does not form part of the Combined Financials)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2023 assumes that the Business Combination occurred on December 31, 2023. The unaudited pro forma condensed combined statements of profit or loss for the year ended December 31, 2023 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2023.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	Schmid’s audited combined statement of financial position as of December 31, 2023; and
●	Pegasus’s audited balance sheet as of December 31, 2023.

The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	Schmid’s audited combined statement of profit or loss and other comprehensive income (loss) for the year ended December 31, 2023; and
●	Pegasus’s audited statement of operations for the twelve months ended December 31, 2023, which is incorporated by reference.

The historical financial statements of Schmid have been prepared in accordance with IFRS as issued by the IASB and in its presentation and reporting currency of the Euro (€). The historical financial statements of Pegasus have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") in its presentation and reporting currency of United States dollars ($). The financial statements of Pegasus have been translated into Euros for the purposes of presentation in the unaudited pro forma condensed combined financial information ("As Converted") using the following exchange rates:

●	at the period end exchange rate as of December 31, 2023 of $1.00 to €0.9524 for the statement of financial position as of that date;
●	the average exchange rate for the year ended December 31, 2023 of $1.00 to €0.9248 for the statement of profit or loss for the period ending on that date; and

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Schmid management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Schmid believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to Schmid management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. Schmid management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented.

IFRS Policy and Presentation Alignment

The historical financial information of Pegasus has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB (“IFRS”) for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert Pegasus’s financial statements from US GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Pegasus’s common stock subject to redemption from mezzanine equity to non-current financial liabilities in accordance with IFRS.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Pegasus’s historical financial information in accordance with the presentation of Schmid’s historical financial information.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2023 are as follows:

(A)	Reflects the liquidation and reclassification of €47,697 thousand of investments held in the Trust Account to cash and cash equivalents that becomes available following the Business Combination.
(B)	Reflects the actual redemption of 3,038,480 Pegasus Class A Ordinary Shares for a total redemption amount of €32,206 thousand at a redemption price of approximately $11.13 (€10.60) based on the investments held in the Trust Account at Closing.
(C)	Reflects the cash settlement of €974 thousand of the deferred underwriting commissions following forgiveness of the remaining €1,351 thousand.
(D)	Represents the issuance of 87,565 TopCo Ordinary Shares as compensation for certain legal advisors’ total unpaid transaction fees at closing.
(E)	Reflects the loan of €2,238 thousand from Validus/StratCap, LLC issued upon Closing, with a maturity of 12 months and an interest rate 9.5%.
(F)	Represents preliminary estimated transaction costs expected to be incurred by Pegasus and Schmid of approximately €8,839 thousand and €9,945 thousand, respectively, for advisory, banking, printing, legal, and accounting fees incurred as part of the Business Combination.

For the Pegasus estimated transaction costs, €5,337 thousand has been incurred and recognized in the statement of operation for the year ended December 31, 2023. As of December 31, 2023, €3,488 thousand remained unpaid and included as trade payables and other liabilities and other current liabilities in the balance sheet. The €3,332 thousand of estimated transaction costs to be incurred after December 31, 2023 have been included as an adjustment in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 as discussed in (CC) below. This amount also impacts the calculation of the IFRS 2 charge described in (J) below by increasing the Total Liabilities Acquired for the additional estimated transaction costs. The Pegasus total estimated transaction costs of €8,839 thousand are not eligible for capitalization. These estimates exclude the deferred underwriting commissions as described in (C) above.

For the Schmid estimated transaction costs, €8,653 thousand has been incurred and recognized in the combined statement of profit or loss for the year ended December 31, 2023 while €218 thousand have been incurred prior to fiscal year 2023. Of the €8,871 thousand incurred prior to December 31, 2023, €1,400 thousand represents equity issuance costs capitalized in capital reserves on a pro rata basis for the portion of new shares issued in exchange for cash. As of December 31, 2023, €3,793 thousand remained unpaid and included as other current liabilities in the combined statement of financial position. €852 thousand expected to be incurred after December 31, 2023 is reflected in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 as discussed in Transaction Accounting Adjustment (CC) below.

The following table summarizes the above mentioned Schmid estimated transaction costs and the related treatment within the unaudited pro forma condensed combined financial information.

		Transaction
Estimated Schmid transaction costs	Pro forma adjustments	sosts
Capitalized equity issuance costs(1)	(F)	€(1,400)
Historical transaction costs not eligible for capitalization	—	(7,693)
Estimated transaction costs not eligible for capitalization	(F), (CC)	(852)
Total Schmid estimated transaction costs		€(9,945)
(1)	Direct and incremental transaction costs related to the Business Combination were allocated on a pro rata basis between the TopCo Ordinary Shares issued to former shareholders of Pegasus, which were charged directly to equity, and former shareholders of Schmid, which were charged to expense.
(G)	Represents the impact of the recognition of compensation expense of €6,785 thousand paid through the sponsor’s transfer of 843,750 Pegasus Class B Ordinary Shares and 2,750,000 Private Placement Warrants to the directors and officers of Pegasus. In order to not forfeit the shares and warrants, the directors and officers were required to maintain employment until the closing of the Business Combination. As such, Pegasus will recognize the associated compensation cost when the closing of the Business Combination becomes probable, which has not occurred during the historical periods presented. As the shares and warrants are compensating the services performed for Pegasus prior to Closing this is not a cost of the combined company. This adjustment also represents the recognition of an addition to the warrant liability of €210 thousand, equal to the December 31, 2023 fair value of the 2,750,000 Private Placement Warrants transferred. These Private Placement Warrants were derecognized by Pegasus historically and therefore must be reflected in the unaudited pro forma condensed combined statement of financial position. The increase in fair value has been reflected in the unaudited pro forma condensed combined statement of profit or loss through Transaction Accounting Adjustment (EE).

(H)	Represents the exchange of 21,604,900 Schmid shares, 1,461,537 Pegasus Class A Ordinary Shares subject to redemption for $15.8 million (€15.0 million), and 5,625,000 Pegasus Class B Ordinary Shares (2,812,500 of which were transferred to Pegasus Class A Ordinary Shareholders as part of non-redemption agreements) into 35,811,537 TopCo Ordinary Shares, at a nominal value of €0.01. Further, 21,000,000 Pegasus warrants will be assumed and replaced with 21,000,000 TopCo Warrants and will remain classified as a liability as the terms will not substantially change. Therefore, this is not shown as an adjustment to the unaudited pro forma condensed combined statement of financial position.
(I)	Represents the elimination of Pegasus’ accumulated deficit after the impact of transaction costs to be incurred by Pegasus as described in Transaction Accounting Adjustment (F), the impact of compensation expense as described in Transaction Accounting Adjustment (G) and the impact of settlement of deferred underwriting fees as described in Transaction Accounting Adjustment (C).
(J)	Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of the TopCo Ordinary Shares issued over the fair value of Pegasus’ identifiable net assets at the date of the Business Combination, resulting in a €70,106 thousand decrease to other reserves. The fair value of the TopCo Ordinary Shares issued was estimated based on a market price of Class A Common Stock, given the one-to-one conversion upon the Merger, of $10.30 (€9.81) per share as of closing of the Business Combination.

The 5,000,000 TopCo Ordinary Shares, to be issued to existing Schmid Shareholders upon Closing but which are subject to certain vesting conditions (“Earn-out Shares”), should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. Therefore, the impact of the Earn-out Shares has been considered in calculating the consideration transferred in each redemption scenario presented. However, no separate fair value adjustment is necessary as the fair value of the Earn-out Shares will be inherently reflected within the quoted price of the Class A Common Stock used in valuing the consideration given to Pegasus’ shareholders and in deriving the deemed cost of listing services.

		EUR
	Shares	(thousands)
Estimated fair value of Schmid equity consideration issued (pro forma)
TopCo Ordinary Shares issued in replacement of Pegasus Common Stock	7,843,501	76,941

		76,941
Estimated fair value of Pegasus net assets acquired (pro forma)
Total Assets Acquired		48,074
Total Liabilities Assumed		(14,281)
Adjustments for redemptions, transaction costs, waiver of deferred underwriting fee, and warrant transfers		(34,000)
Adjustments for the conversion of related party liabilities to equity		6,943
		6,835

Excess of fair value of Schmid equity consideration over Pegasus net assets acquired (IFRS 2 Charge)		70,106
(1)	2,812,500 of which were transferred to Pegasus Class A Ordinary Shareholders as part of non-redemption agreements
(K)	Reflects the issuance of 756,964 TopCo Ordinary Shares at an assumed value of $11.41 (€10.88) as compensation for the unpaid balances of the promissory note-related party in the amount, with outstanding amounts of €6,591 thousand at December 31, 2023 and €7,829 thousand at Closing, and of the adminstrative support fee, with outstanding amounts of €351 thousand at December 31, 2023 and €404 thousand at Closing.

(L)	Reflects the nominal value of €0.01 per share for the issuance of 5,000,000 TopCo Ordinary Shares at Closing pursuant to the Earn-out Agreement. The fair value of Earn-out Shares is considered in the determination of the IFRS 2 Charge as described in Transaction Accounting Adjustment (J).
(M)	Reflects the impact of the Subscription Agreement between XJ Harbour HK Limited and TopCo. As part of this Subscription Agreement, TopCo will acquire XJ’s 24.1% equity interest in Schmid Technology (Guangdong) Co., Ltd. (“STG”) in return for 1,406,361 TopCo Ordinary Shares (at a presumed fair value of $11.12) and €30,000 thousand in cash. The transfer of the STG shares and the cash will happen in three tranches. At Closing, XJ will transfer 8.0233% of its equity interest in STG and TopCo will transfer €5,000 thousand. 30 days after Closing TopCo will transfer an additional €5,000 thousand. 270 days after Closing XJ will transfer 4.0117% of its equity interest in STG while TopCo will transfer EUR €5,000 thousand. 455 days after Closing, XJ will transfer its remaining equity interest in STG and TopCo will transfer €15,000 thousand (plus interest at an annual rate of 6%).

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or loss

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 are as follows:

(AA)	Represents the elimination of interest and dividend income on cash and marketable securities held in the Trust Account for the year ended December 31, 2023.
(BB)	Reflects the elimination of an administrative expense recognized in accordance with an administrative and support agreement of Pegasus for the year ended December 31, 2023.
(CC)	Reflects the estimated transaction costs of €4,184 thousand to be expensed as incurred by Schmid and Pegasus as part of the Business Combination as described in Transaction Accounting Adjustment (F).
(DD)

Represents €70,106 thousand of expense recognized in accordance with IFRS 2, for the difference between the fair value of TopCo Ordinary Shares issued and the fair value of Pegasus’s identifiable net assets, as described in Transaction Accounting Adjustment (J). This cost is a nonrecurring item.

(EE)

Represents the cost associated with recognizing the Private Placement Warrants that were derecognized in the historical Pegasus Balance Sheet when the warrants were transferred from the Sponsor to directors and officers as compensation for their services through Closing. See Transaction Accounting Adjustment (G) for further detail.

(FF)

Reflects the interest expense charge associated with the outstanding payments to XJ Harbour HK Limited under the Subscription Agreement between XJ Harbour HK Limited and TopCo as explained in Transaction Accounting Adjustment (M). Additionally, reflects the interest accrued on the Debt Assumption Agreements with Clifford Chance and Troutman as well as the €2,238 thousand loan as explained in Transaction Accounting Adjustment (E).

(GG)

Reflects the reduction of the combined comprehensive income (loss) attributable to the non-controlling interest due to TopCo’s purchase of the STG shares held by XJ Harbour HK Limited prior to Closing. See Transaction Accounting Adjustment (M) for further detail.

Net Income (Loss) per Share

Represents the net income (loss) per share calculated using the weighted average of TopCo Ordinary Shares outstanding, assuming the shares were outstanding since January 1, 2023. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. The basic and diluted loss per share for TopCo Ordinary Shares are the same for the year ended December 31, 2023 due to the pro forma net loss position.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption of Pegasus’s public shares:

For the Year Ended
December 31, 2023
Pro forma net loss	€(45,156)
Weighted average shares outstanding - basic and diluted	37,974,862
Net loss per share - basic and diluted	€(1.189)
Weighted average shares outstanding-basic and diluted:
Schmid shareholders(1)	28,725,000
XJ Harbour HK Limited	1,406,361
Pegasus public shareholders	4,274,037
Sponsor, managers and directors of Pegasus and certain IPO anchor investors(2)	3,569,464
Total	37,964,862
(1)	Excludes 5,000,000 Earn-Out Shares
(2)	Includes 756,964 TopCo shares issued to Sponsor by setting off the promissory notes to Pegasus