Form 20-F
period 2024-12-31
SCHMID Group N.V.
filed 2026-02-13
CIK 1987240

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Arthur Schuetz

c/o SCHMID Group N.V.

Robert-Bosch-Str. 32-36

72250 Freudenstadt

Germany

Tel: +49 7441 538 0

Email: schuetz.ar@schmid-group.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Ordinary Shares, par value €0.01 per share	SHMD	Nasdaq Global Select Market
Redeemable Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share	SHMDW	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2024, the issuer had 43,062,427 ordinary shares, nominal value €0.01 per share, outstanding. As of the day of the filing of this annual report, the issuer had 55,602,966 ordinary shares outstanding.

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

EXPLANATORY NOTE

On April 30, 2024 (the “Closing Date”), SCHMID Group N.V. (“SCHMID” or the “Company”), closed a previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of May 31, 2023, as amended from time to time, by and among Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company (“Pegasus”), Gebr. Schmid GmbH, a German limited liability company, Pegasus TopCo B.V., a Dutch private liability company (which was converted into a Dutch public limited liability company, and renamed SCHMID Group N.V., prior to the closing of the Business Combination) (“TopCo”), and Pegasus MergerSub Corp., a Cayman Islands limited liability company and wholly-owned subsidiary of SCHMID (“Merger Sub”). References made to SCHMID pertaining to occurrences predating the Business Combination closing refer to Gebr. Schmid GmbH, which was the predecessor to SCHMID Group N.V. at the top of the group’s structure.

Prior to the Business Combination, SCHMID Group N.V. did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, and the establishment of Merger Sub. Upon the closing of the Business Combination, SCHMID Group N.V. became the direct parent of Gebr. Schmid GmbH, a Germany-based technology provider with extensive expertise in high-tech manufacturing processes.

Ordinary Shares and warrants to purchase one Ordinary Share at a price of $11.50, subject to adjustment, Public Warrants (“Public Warrants”), began trading on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “SHMD” and “SHMDW”, respectively, on May 1, 2024.

Unless otherwise indicated, “SCHMID”, “the Company”, “we”, “us” and “our” refer to SCHMID Group N.V. after conversion into a Dutch public limited liability company and Pegasus TopCo B.V. prior to the conversion into a Dutch public liability company. References to “€” are to the common currency of the European Monetary Union and references to “U.S. dollars”, “$” or “cents” are to the lawful currency of the United States.

FREQUENTLY USED TERMS

Unless otherwise stated in this Annual Report on Form 20-F or the context otherwise requires, references have the following meaning:

“Adjusted EBITDA” is defined by the Company as its net income (or loss) for a given period adjusted to exclude income tax expense or benefit, financial results, depreciation and amortization, and the share of profit or loss from joint ventures.

“Annual Report” means this annual report of the Company on Form 20-F.

“Board” means the board of directors of the Company.

“Business Combination” or “de-SPAC” means the transactions contemplated by the Business Combination Agreement. See Note 2 of the Consolidated Financial Statements for the details of the accounting treatment of the de-SPAC.

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

“Ordinary Shares” or the “Shares” means the shares of the Company.

“Closing Date” means April 30, 2024, the date of the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means SCHMID Group N.V.

“Continental” means Continental Stock Transfer & Trust Company, the transfer agent and warrant agent of the Company.

“ET” means embedded traces, a process which we believe the next level technology for high-end PCBs & Substrates.

“EU” means the European Union.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FCPA” means U.S. Foreign Corrupt Practices Act.

“GDPR” means the European General Data Protection Regulation.

“IAS” means the International Accounting Standard.

“IASB” means the International Accounting Standards Board. “IBR” means the incremental borrowing rate.

“IFRS” means the International Financial Reporting Standards as issued by the IASB.

“mSAP” means modified semi additive processes.

“MergerSub” means Pegasus MergerSub Corp., a Cayman Islands exempted company.

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

“Pegasus Warrants” means collectively the Pegasus Public Warrants and the Pegasus Private Placement Warrants.

“PCB” means printed circuit board.

“RMB” means the Chinese Renminbi.

“SAP” means semi-additive processes.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

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

“XJ Harbour” means XJ Harbour HK Limited.

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

Forward-looking statements are subject to risks and uncertainties. The risks and uncertainties include, but are not limited to:

●	our future financial condition and operating results;
●	changes in general economic conditions in the Federal Republic of Germany (“Germany”), the European Union, the United States of America and the People’s Republic of China, including changes in the unemployment rate, the level of energy and consumer prices, wage levels, tariff and trade barrier pricing, etc.;
●	our ability to remain in compliance with financial covenants under our financing arrangements;
●	our ability to extend, renew or refinance our existing debt;
●	our liquidity and losses from operations and projected cash flows and related impact on our ability to continue as a going concern;
●	our growth, expansion and acquisition prospects and strategies, the success of such strategies, and the benefits we believe can be derived from such strategies;
●	our ability to effectively manage our inventory and inventory reserves;
●	impairments of our goodwill or other intangible assets;
●	changes in customer spending patterns and overall levels of investment;
●	our ability to further upgrade our information technology systems and infrastructure, including our accounting processes and functions;
●	our ability to continue to remedy weaknesses in our internal controls;
●	costs as a result of operating as a public company;
●	our assumptions regarding interest rates and inflation;
●	changes affecting currency exchange rates;
●	continuing business disruptions arising from the on-going war in Ukraine;
●	our financial condition and ability to obtain financing in the future to implement our business strategy and fund capital expenditures, acquisitions and other general corporate activities;
●	estimated future capital expenditures needed to preserve our asset base;

●	the market acceptance of our products by our customers and our ability to adapt to technological changes;
●	the growth in the market for embedded traces, glass substrate technology in our products;
●	changes in our competitive environment and in our competition level;
●	the occurrence of accidents, terrorist attacks, natural disasters, fires, environmental damage, or systemic delivery failures;
●	our inability to attract and retain qualified personnel, consultants and collaborators;
●	changes in laws and regulations;
●	our expectations relating to dividend payments and forecasts of our ability to make such payments; and
●	other factors discussed in “Item 3. Key Information — D. Risk Factors” in this Annual Report.

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

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

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

Risk Factors Summary

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

●	SCHMID’s ability to maintain the listing of our securities on the NASDAQ;
●	Our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;

●	SCHMID faces intense competition in the markets and industries in which it operates, and SCHMID’s competitiveness depends on being successful in new product development and to market its embedded traces and glass substrate technology.
●	The reputation of SCHMID’s brand is an important company asset and is key to SCHMID’s ability to remain a trusted supplier of specialty products, equipment and services.
●	SCHMID’s profitability could suffer if its cost management strategies are unsuccessful, or SCHMID’s competitors develop an advantageous cost structure that SCHMID cannot match.
●	SCHMID’s direct customers and their direct and indirect customers face numerous competitive challenges, which may materially adversely affect their business and as a result SCHMID’s business.
●	SCHMID’s revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future due to the nature of its business.
●	Any disruptions to SCHMID’s supply chain, significant increases in material costs, or shortages of critical components, could adversely affect SCHMID’s business and result in increased costs.
●	Most of SCHMID’s revenue is derived from the electronics business which subjects its revenues and profitability to fluctuations and developments in this end - market globally, while the defense industry is becoming an increasingly important end-market for SCHMID, which is subject to fluctuations in government spending and high government indebtedness could lead to defense spending reduction in particular in the US.
●	Economic, financial, geopolitical, epidemiological, or other conditions could result in business disruptions which could seriously harm SCHMID’s future revenue and financial condition and increase SCHMID’s costs and expenses.
●	SCHMID’s operations and assets in foreign jurisdictions may be subject to significant political and economic uncertainties.
●	SCHMID’s ability to obtain additional capital on commercially reasonable terms may be limited.
●	SCHMID is generally subject to substantial regulation and laws and unfavorable changes to, or its failure to comply with, these regulations and/or laws could substantially harm its business and operating results.
●	Failure of information security and privacy concerns could subject SCHMID to penalties, damage SCHMID’s reputation and brand, and harm SCHMID’s business and results of operations.
●	SCHMID may be unable to successfully execute its growth initiatives, business strategies, or operating plans.
●	SCHMID’s know-how and innovations, which it relies on for its current and future business, may not be adequately protected.
●	SCHMID’s patent applications may not be successful, which may have a material adverse effect on SCHMID’s ability to prevent others from commercially exploiting products similar to SCHMID’s products.

Risks Related to Our Business, Technology, and Industry

In the markets and industries in which we operate, we face intense competition and our failure to compete successfully in product development may have an adverse effect on our business, financial condition, and results of operations.

The electronic industry in which we operate is highly competitive. We encounter competition from numerous and varied competitors in all areas of our business. For example, the electronics industry includes large Chinese players who often dominate equipment manufacturing as the market is highly commoditized, price driven and under the focus of the Chinese government, which seeks to implement favorable industry policy for local producers. Further, we face competition not only from competitors who manufacture similar products, but also those who may offer a variety of other alternative products. Additionally, industry consolidation may result in larger, more homogeneous, and potentially stronger competitors in the markets in which we compete in the future.

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

Escalating trade tensions, for example between the United States and China, can also lead to restrictions on the import and export of certain goods and technologies to or from certain countries. Further, additional trade import taxes or import duties can create disruption in competitiveness. Disruption in the global supply chain due to an escalation of trade tensions, the outbreak of war, a disease epidemic or other unexpected situation can cause certain services, goods and materials to be unavailable or in limited supply and can further limit production capability and result in an inability to produce equipment for customers within an acceptable timeframe and at the needed volume. Such disruptions can have a material impact on our business, results of operations and financial condition.

We are currently in the process of patenting the technology for embedded traces (“ET”) which we believe is the next level technology for high-end PCBs & substrates. We believe we are the only participant in the market that is currently able to supply equipment for ET production. We saw noticeable growth in the high-end market in 2024 and 2025 and generated our first substantial sales with ET technology. For 2026, we expect another increase in our sales in the area of ET technology, especially in the North American market. If competitors concentrate on the ET as well and develop either better or more cost competitive processes and machinery, we could fail to capture the growth we expect in the ET market, which could have a material adverse effect on our business, financial condition, and results of operations.

The reputation of our brand is an important company asset and is key to our ability to remain a trusted supplier of specialty products, equipment and services.

We have maintained a strong reputation in the electronics industries for more than 160 years. Our products, equipment and services are associated with long-lasting and reliable high quality.

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

If demand for our products fluctuates as a result of economic conditions or for other reasons, our revenue and profitability could be impacted. Our future operating results will depend on many factors, including the following:

●	business, political, and macroeconomic changes, and the overall global economy;
●	wars or public health crises
●	changes in consumer confidence caused by many factors, including changes in interest rates, credit markets, expectations for inflation, unemployment levels, and energy or other commodity prices;
●	fluctuations in demand for our customers’ and their customers’ products;
●	our ability to forecast our customers’ demand for our products accurately;
●	our ability to anticipate secular trends that affect demand for our products and the degree to which those trends materialize;
●	our customers’ ability to manage the inventory that they hold and to forecast accurately their demand for our products;
●	our ability to achieve cost savings and improve yields and margins on our new and existing products; and
●	our ability to utilize our capacity efficiently or acquire additional capacity in response to customer demand.

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

Any continued decline or disruption in the electronics markets or any economic downturn or uncertainty, in particular in Europe and Asia, could materially adversely affect our business, results of operations, and financial condition.

In recent years, we have generated a large percentage of our revenue in the USA, China, the rest of Asia, and Europe. Any continued decline or disruptions in those markets, especially in respect to the electronics market, could have a direct impact on our business. Trends in nearshoring global semiconductor supply chains could also directly impact our business as customers may choose to move to competitors whose production facilities are closer to their factories. We have also historically been impacted by economic declines or disruptions in those markets, for example the outbreak of the COVID-19 pandemic which led to severe interruptions to business operations generally and within China in particular. Any similar decline or disruption in the future could materially adversely affect our business, results of operations, and financial condition.

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

Most of our revenue is derived from our electronics business and while we believe that the business we operate in will grow significantly in the future, this may not materialize which could mean that we fail to reach our projected revenues and profitability which we measure on an Adjusted EBITDA basis.

While we focus on several sectors such as electronics, defense, and photovoltaic technologies, the majority of our revenue is achieved from our business with electronics customers. If one or more of the products and services we offer in this business area does not continue to remain profitable or we fail to maintain the quality of the products we offer for any reason, our business, financial condition, and results of operations may be materially adversely affected. In particular, we believe the market for high-end PCB equipment and especially the market for panel-level packaging (PLP) will grow substantially. In 2025, general downturns in market demand, particularly in China, resulted in lower than forecasted revenues and liquidity issues for the Company. If the electronics market, specifically the PLP or high-end PCB markets, behave differently than expected, if for instance traditional process technologies or other new technologies continue to capture most or all of the high-end PCB equipment market, the Company may fail to realize expected revenues. That could have a material adverse effect on the business, financial condition, and results of operations.

Our future business plans are formulated on the expectation of positive long-term trends and drivers in the market in which we operate. Key drivers of this growth are technologies such as AI server boards and boards for high performance computing applications. If our expectations and estimates are not correct or do not materialize in the manner in which we anticipate, this could have a negative impact on our future business plans and results of operations. In particular, our current projections for our revenues and Adjusted EBITDA for fiscal year 2026 are, and our past projections for past fiscal years were, based on our assessments at the time of the macroeconomic conditions in our key target markets and in particular the development of the electronics businesses and significant customer orders. While we based our projections on market trends and discussions with key customers as well as our order backlog as of December 31, 2025 and 2024 respectively, the forecasted revenues and Adjusted EBITDA may not materialize as our forecasts are based on various external factors (e.g. global tariff policies, supply chain issues, or non-materialization of orders due to customers’ strategic reorientation) or delays in order timing and other factors such as competitors getting orders which the Company expected to receive.

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

In general, downturns in economic conditions can cause fluctuations in demand for our products, product prices, volumes, and margins. Future economic conditions may not be favorable to our industry and future growth in demand for our products, if any, may not be sufficient to alleviate any existing or future conditions of excess industry capacity. A decline in the demand for our products or a shift to lower margin products due to deteriorating economic conditions could have a material adverse effect on our business, financial condition, and results of operations and could also result in impairments of certain of our assets. We do not know if market conditions or the state of the overall economy will maintain its current course, improve, or decline in the near term. We cannot provide assurance that any decline in economic conditions or economic downturn in one or more of the geographic regions in which we sell our products would not have a material adverse effect on our business, financial condition, and results of operations.

Foreign currency exchange rate fluctuations and volatility in global currency markets could have a material adverse effect on our business, financial condition, and results of operations.

Our consolidated financial statements are presented in Euros. Our international sales and operations expose us to fluctuations in foreign currency exchange rates. These movements in exchange rates may cause our revenues and expenses to fluctuate, impacting our profitability and cash flows and our results generally.

A significant portion of our costs and the majority of our revenues are denominated in currencies other than the Euro, with most of our non-Euro denominated revenues being in RMB and USD while most of our costs being denominated in Euro. While most of our RMB revenues are matched by RMB costs, a weakening of the USD against the EUR and to a lesser extent a weaking of the RMB against the EUR, could have a negative effect on our results of operations.

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

We have a concentrated customer base and are dependent on a small number of significant customers in the technology sector for a large percentage of our sales and revenue. For fiscal year 2024, the two largest customers measured in terms of sales volume represented approximately 23% of our revenues and the ten largest customers represented approximately 58% of our revenues. For the fiscal year 2024, we had more than 70 customers. Customer numbers in the prior year of 2023 and in the following year of 2025 were approximately similar. If we fail to retain these key customers or if we fail to replace orders in one period from key customers with orders from other customers in subsequent periods our own results could be materially adversely impacted.

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

Further, our key customers may fail to grow their own sales in the future, which may result in withdrawing from business with us. Loss of any such customer or any disruption in our relationship with such customers could result in decreased revenues. If we are unable to replace revenue generated by one or more of our major customers, our revenue may significantly decrease, which would have a material adverse effect on our business, financial condition, and results of operations.

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

Concerns over inflation, geopolitical issues, the U.S. financial markets, foreign exchange rates, capital and exchange controls, unstable global credit markets and financial conditions, supply chain disruptions and economic issues have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. In addition, there is a risk that one or more of our current or future service providers, manufacturers, suppliers and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

Our operations, and those of third-party contractors and consultants upon which we rely, could be subject to wildfires, earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war (including trade wars), political instability or other conflicts, and other natural or man-made disasters or other events outside of our control that could disrupt our business. Armed conflicts in the Middle East and Ukraine, as well as instability in South America or other political or military threats may have negative impacts on economies and financial markets. Those can be caused by sanctions, restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations. It is not possible to predict further actions by countries involved and the broader consequences of any war or conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

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

We have global operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social, and economic conditions, and unforeseeable developments in a variety of jurisdictions. We have a significant presence in several major regions, including certain emerging markets such as China, and we plan to continue and diversify global expansion. Our global operations are subject to the following risks, among others:

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

We operate a manufacturing facility in China. In past years, we and other manufacturers have experienced increases in labor costs in our Chinese facilities due to rising inflation. Increases in the cost of labor in manufacturing facilities in China, including those of SCHMID, are expected to continue to occur in the future.

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

The Foreign Investment Access Special Management Measures (Negative List) (2024 Version) (“Negative List”), which became effective on November 1, 2024, has identified the industrial areas that are restricted or prohibited for foreign investors. The business of our Chinese subsidiaries does not fall within any of such restricted or prohibited areas and their business scope was duly approved by the Chinese foreign investment regulatory authority upon their establishment.

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

Our ability to obtain additional capital on commercially reasonable terms may be limited and the funding of the second tranche of our $30 million senior convertible notes is conditional on the registration of the underlying shares of such convertible notes.

Although we believe our cash and cash equivalents, together with cash we expect to generate from operations and unused capacity available under our overdraft facility, provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively.

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

On January 18, 2026, we entered into an investment agreement with an institutional investor, Linden Advisors LP, to sell, and on January 21, 2026 sold senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company together with the issuance of warrants to purchase ordinary shares of the Company in a private placement to the Investor. The notes were issued at 98% of principal amount pursuant an indenture and are to be funded in two tranches: (i) $15.0 million were funded on January 21, 2026 and (ii) $15.0 million will be funded following the effectiveness of a registration statement covering the resale of the underlying shares in relation to the notes. Should the registration statement for the underlying shares not be declared effective by June 30, 2026, we will be required to make monthly repayments in relation to the first $15.0 million tranche. As a result, our Consolidated Financial Statements include a going concern qualification as well as a note by our management setting out material uncertainties to our going concern, principally relating to the funding of the second tranche of the convertible notes issuance.

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

We have global operations, including a significant presence in several major regions, including markets such as Malaysia, Taiwan, South Korea, United States, and China. We cannot predict whether the countries in which we operate, or may operate in the future, could become subject to new or additional trade restrictions imposed by the United States or other governments, including the likelihood, type or effect of any such restrictions. The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations, which in turn would negatively impact us.

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

Being a Public Company listed on a U.S. Stock Exchange

We may need to improve our operational and financial systems to support our growth goals, increasingly complex business arrangements, and rules governing revenue and expense recognition and any inability to do so will adversely affect our billing and reporting.

To manage growth goals of our operations and increasing complexity, we may need to improve our operational and financial systems, procedures, and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will affect our manufacturing operations, customer billing and reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our customers, cause harm to our reputation and brand and could also result in errors in our financial and other reporting. We expect that complying with more extensive rules and regulations could substantially increase our legal and financial compliance costs and may make some activities more time-consuming and costly. The increased costs may increase our net loss. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

If SCHMID is unable to maintain an effective system of internal control over financial reporting, it may, again, be unable to accurately report its financial results in a timely manner, which may adversely affect investor confidence in the company and materially and adversely affect its business and operating results.

SCHMID’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). SCHMID’s internal control over financial reporting is designed to provide reasonable assurance to its management and board of directors regarding the preparation and fair presentation of published financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of SCHMID’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. SCHMID’s annual report for the year ended December 31, 2023, identified two material weaknesses as of December 31, 2023. Despite remediation efforts undertaken, these same weaknesses were identified again for the year ended December 31, 2024. One related to the fact that SCHMID did not have an adequate number of individuals within its accounting and financial reporting function with sufficient training and experience in IFRS and SEC reporting standards, including revenue recognition, accounting for financial instruments, income taxes, leases, and the consolidated statement of cash flows. A second weakness was identified because SCHMID did not design and implement effective controls over certain general information technology controls for IT systems that are relevant to the preparation of the financial statements. As a result, a reasonable possibility exists that the Company’s business process controls that depend on the completeness and accuracy of financial information generated by these IT systems will not prevent or detect a material misstatement on a timely basis. See “Item 15. Controls and Procedures”. In spring of 2025 the Company failed to finalize its financial reporting for 2024 or publish its annual report on Form 20-F in a timely manner due to delays in resolving accounting issues, as well as liquidity issues facing the Company.

There can be no guarantee that such material weaknesses will not persist or new weaknesses occur. It can also not be guaranteed that material weaknesses will be identified and addressed in time through current internal controls and procedures. Negative effects could include SCHMID’s inability to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, and/ or investors may lose confidence in SCHMID’s financial reporting and its stock price may decline as a result.

We are a “foreign private issuer” and a “controlled company” within the meaning of the NASDAQ rules and, as a result, expect to continue qualifying for, and intend to continue relying on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

The NASDAQ corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. While we expect to abide by the rules applicable to independent directors, by continuing to have a board of directors consisting of a majority of independent directors, as a foreign private issuer, we are permitted to, and we may, follow home country practice in lieu of the above requirements, subject to certain exceptions. As long as we would rely on the foreign private issuer exemption for certain of these corporate governance standards, a majority of our Board are not required to be independent directors and our Compensation Committee and Nominating and Corporate Governance Committee are not required to be composed entirely of independent directors. In that case, management oversight may be more limited than if we were subject to all the corporate governance standards of the stock exchange on which we intend to list our common shares.

Anette Schmid and Christian Schmid currently control a majority of the voting power of our outstanding common shares. As a result, we are and expect to continue to be a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

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

In the event we no longer qualify as a foreign private issuer, we may utilize these exemptions if we continue to qualify as a “controlled company.” If we were to utilize the controlled company exemption, we might not have a majority of independent directors and our Nominating and Corporate Governance and Compensation Committees might not consist entirely of independent directors and such committees might not be subject to annual performance evaluations. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements of the stock exchange on which we list our common shares.

Anette Schmid and Christian Schmid jointly have the power to control the outcome of shareholder actions in our company.

As of the date of this annual report, Anette Schmid and Christian Schmid jointly held 56.77% of our outstanding Ordinary Shares not taking into account 5 million non-vested earn-out shares held by them which are contractually restricted from voting (60.65% if the non-vested earnout shares are taken into account). Furthermore, Anette Schmid is a non-executive member of the board and Christian Schmid is an executive member of the board as chief executive officer. Their combined voting power gives them the power to control certain actions that require shareholder approval under Dutch corporate law, our articles of association and the NASDAQ Stock Market requirements.

Anette Schmid and Christian Schmid joint voting power and control may cause transactions to occur that might not be beneficial to you as a holder of SCHMID securities and may prevent transactions that could have been beneficial to you. For example, they may prevent a transaction involving a change of control of the Company, including transactions in which you as a holder of our securities might otherwise receive a premium for your securities over the then-current market price. In addition, Anette Schmid and Christian Schmid are not prohibited from selling a controlling interest in the Company to a third party and may do so without your approval and without providing for a purchase of your securities. In addition, the significant concentration of share ownership may adversely affect the trading price of our securities due to investors’ perception that conflicts of interest may exist or arise.

The market price and trading volume of our Ordinary Shares and Public Warrants may be volatile and could decline significantly.

Stock markets, including NASDAQ, on which our Shares and Warrants are listed, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our Shares and Warrants, the market price of our Shares and Warrants may be volatile and could decline significantly. In addition, the trading volume in our Shares and Warrants may fluctuate and cause significant price variations to occur. If the market price of our Shares and Warrants declines significantly, you may be unable to resell your securities at or above the price you purchased them for. We cannot assure you that the market price of our Shares and Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors.

Our failure to meet continued listing requirements could result in a delisting of our shares.

NASDAQ requires companies to fulfill specific requirements in order for their shares to continue to be listed. In spring of 2025 the Company failed to finalize its financial reporting for 2024 or publish its annual report on Form 20-F in a timely manner due to delays in resolving accounting issues as well as financing processes with financial and/or strategic investors to address liquidity issues. The Company received delinquency and delisting notices from NASDAQ in May 2025 and November 2025 regarding this filing delinquency, related to which the Company submitted compliance plans to NASDAQ on which basis NASDAQ staff and a hearing panel granted the Company extensions to file this annual report within an exception period, without any trading halt or delisting of its securities.

In addition to the filing of this annual report on Form 20-F, which must be filed to be in and regain compliance with US securities law and NASDAQ listing requirements, the Company must file its annual report relating to fiscal year 2025. The due date of the Company’s annual report 2025 on 20-F is April 30, 2026. If the Company were unable to comply with NASDAQ rules and regulations in the future, e.g. file its 2025 annual report late or not at all, its Shares and/or the Warrants could be delisted from NASDAQ and its shareholders could find it difficult to sell any Company securities they held. In addition, if our Shares are delisted at some later date, we may have our Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ. In addition, if our Shares are not so listed or are delisted at some later date, our Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Shares might decline. If our Shares are delisted at some later date or become subject to the penny stock regulations, it is likely that the price of our Shares would decline and that our shareholders would find it difficult to sell their shares.

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

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of SCHMID shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, such as an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our shares less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our shares less attractive as a result, there may be a less active, liquid and/or orderly trading market for our shares and the market price and trading volume of our shares may be more volatile and decline significantly.

As a foreign private issuer, we will continue to be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. domestic public company, which may limit the information available to our shareholders.

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

Also, as a foreign private issuer, we will continue to be permitted to follow home country practice in lieu of certain NASDAQ corporate governance rules, including those that require listed companies to have a majority of independent directors (although all of the members of the audit committee must be independent under the Exchange Act) and independent director oversight of executive compensation, nomination of directors and corporate governance matters; have regularly scheduled executive sessions with only independent directors; and adopt and disclose a code of ethics for directors, officers and employee. Accordingly, our shareholders may not have the same protections afforded to shareholders of listed companies that are subject to all of the applicable corporate governance requirements.

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

Restrictions under Dutch law and our Articles of Association may limit dividends and other distributions

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

SCHMID is incorporated in the Netherlands, and we expect to continue to conduct most of our operations in Germany or outside of the United States through our subsidiaries. A majority of our management and our directors are not United States residents and do not have significant assets in the United States, and the majority of our assets are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against our representatives or SCHMID based on civil liability provisions of the securities laws of the United States. There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. U.S. investors will be unable to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us, members of our management and our directors. In addition, there is doubt as to whether a Dutch court would impose civil liability on us or the members of our management or our directors in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or our management or directors.

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

Shareholders may be subject to limitations on transfers of their shares.

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

Risks Related to Taxes

Our tax residency, including for purposes of the German–Dutch tax treaty, could be challenged, which could result in additional tax liabilities, compliance burdens, and adverse financial consequences.

We are a public limited liabaility company (naamloze vennootschap) incorporated under the laws of the Netherlands. As a result, we could be regarded as a tax resident of the Netherlands under Dutch domestic law. At the same time, because our operative seat and key management and commercial decisions may be exercised in Germany, German tax authorities could take the position that we are tax resident in Germany under German domestic principles. If both states were to treat us as resident, we could be exposed to increased tax costs, administrative burdens, uncertainty regarding the allocation of taxing rights, and potential double taxation until the matter is resolved under applicable law and the procedures available under the relevant tax treaty.

Our tax residency in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”) is subject to the application of the provisions on tax residency as stipulated in the German-Dutch tax treaty as effective as of the date of this Annual Report. Our tax residence is determined under the residence and “tie breaker” provisions of that treaty as in force and applicable as of the date of this Annual Report.

In addition, Germany and the Netherlands have signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). The MLI can modify bilateral tax treaties between participating jurisdictions only where the treaty is designated as a “covered tax agreement” and both jurisdictions’. While the MLI has been in force for Germany since 1 April 2021, Germany’s current domestic framework for giving effect to MLI modifications does not include the German-Dutch tax treaty. Accordingly, as of the date of this Annual Report, the MLI does not modify the German-Dutch tax treaty, and the treaty’s existing corporate residence tie breaker continues to apply.

If, in the future, Germany and the Netherlands were to designate the German-Dutch tax treaty as a covered tax agreement for purposes of the MLI and complete any domestic procedures and notifications required for the MLI to take effect for that treaty, the treaty’s corporate residence tie breaker could be modified. Such a change could increase uncertainty as to our treaty residence position and could adversely affect our tax profile, cash flows, effective tax rate, and/or financial results.

Our ability to utilize our net operating loss and tax credit carryforwards to offset future taxable income may be subject to certain limitations, including losses as a result of the Business Combination.

We have incurred significant tax losses in the past, which may be limited in their usability under German and other tax laws, in particular following significant shareholder changes. Although we do not expect the Business Combination to result in a forfeiture of our German tax loss attributes, the realization of future tax savings from such tax loss attributes depends on the tax authorities’ continued willingness to accept them and our ability to generate future taxable income in Germany against which such losses can be offset.

Future changes to tax laws could materially and adversely affect us and reduce net returns to our shareholders.

Our tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which we operate. The income and other tax rules in the jurisdictions in which we operate are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which may have retroactive application) could adversely affect us or our shareholders. The new Global Minimum Tax regime, which has already been implemented in Germany with effect from 31 December, 2023, may lead to an increase of our overall tax burden.

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

We may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of Ordinary Shares or Public Warrants.

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

Based on the expected composition of our gross assets and income and the manner in which we operated our business in 2024 and expect to operate our business in future years, we do not believe we were classified as a PFIC for U.S. federal income tax purposes for our 2024 taxable year nor do we expect to be classified as a PFIC in the foreseeable future. However, whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition and relative value of our gross receipts and assets. Accordingly, there can be no assurances that we will not be a PFIC for our 2025 or our 2026 taxable year or any future taxable years.

If we are a PFIC for any taxable year during which a U.S. holder owns Ordinary Shares, the U.S. holder generally will be subject to adverse U.S. federal income tax consequences and additional reporting requirements. U.S. holders of Ordinary Shares and Public Warrants should consult their tax advisors regarding the application of the PFIC rules to us and the risks of investing in a company that may be a PFIC. See “Certain Material U.S. Federal Income Tax Considerations—Application of the PFIC Rules to SCHMID Securities.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Pegasus TopCo B.V. was incorporated as a Dutch private limited liability corporation (besloten vennootschap met beperkte aansprakelijkheid) on February 7, 2023, and converted to a Dutch public limited liability company (naamloze vennootschap) and renamed SCHMID Group N.V. on April 30, 2024. As part of the Business Combination, the Company changed its legal form to a public limited liability company (naamloze vennootschap). The address of the registered office of the Company is Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany, and the telephone number of SCHMID is +49 7441 538 0.

See “Explanatory Note” in this Report for additional information regarding SCHMID and the Business Combination.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of SCHMID Ordinary Shares. In addition, SCHMID is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, SCHMID is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that SCHMID files with or furnishes electronically to the SEC.

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

Relevant developments relating to the Company in the reporting period and up to filing

Events in 2024

2024 Revenues lower than forecast

As part of a 2023 framework agreement SCHMID had agreed to supply equipment to a customer with very significant revenue potential in 2024, intended for installation in a new factory. Construction of that planned factory and orders for the equipment were significantly delayed and remain under discussion. The non-materialization of these orders in 2024 in particular and to a lesser extent a general downturn in demand towards the end of that year, partially driven by worsening US-China trade relations, resulted in lower than forecasted revenues for 2024.

Events in 2025 and 2026

NASDAQ Delinquency and Delisting Notices

The Company was unable to file its Form 20-F reflecting its 2024 financial statements in a timely fashion, because accounting and liquidity issues delayed the finalization of its financial statements, and thus the audit. The Company filed a Form 12b-25 Notification of Late Filing with the SEC on April 30, 2025, setting out the reasons for the delayed filing. When the Company’s 2024 20-F was not filed within the 15-day extension period, NASDAQ sent the Company a notice informing the Company of non-compliance with NASDAQ Listing Rule 5250(c)(1). In accordance with NASDAQ rules the Company submitted a plan to regain compliance with the Listing Rules on July 14, 2025, and was granted an extension by NASDAQ until November 11, 2025, to regain compliance.

The issues which delayed the Company’s finalization of its financial statements were the complexity of accounting associated with the de-SPAC transaction, the at the time unfinalized nature of documentation, necessary for accounting purposes, relating to its Turkish partnership, and ongoing negotiations with potential investors and its creditors, regarding potential investments and set-off agreements due to a lack of sufficient liquidity of the Company making such agreements necessary for the completion of the financial statements.

During the period until December 2025 the Company negotiated with various of its creditors, including AVACO and XJ, to come to agreements regarding a significant portion of the Company’s outstanding debt. SCHMID was also in negotiations with a number of new investors interested in an investment into the Company. During the spring and summer of 2025, the Company agreed to exclusivity with one investor, with whom the negotiations process was far advanced. In September 2025, shortly before signing definitive contracts with this investor (which is a publicly listed company in its home country), the national regulator of the investor’s home country asked the investor to halt the investment process which led to the abandonment of that transaction by the investor. This delay affected the timeline for the Company’s capital raise, and the Company was unable to finalize its financial statements and file its 2024 20-F by November 11, 2025. On November 12, 2025, the Company received a determination letter from NASDAQ notifying it that, based upon its non-compliance with the filing requirement, the staff had determined to delist the Company’s securities. The Company was granted a stay in relation to the removal from trading of the Company’s securities on NASDAQ in accordance with NASDAQ rules upon request by the Company. The Company, in accordance with NASDAQ rules requested a hearing before the NASDAQ Hearings Panel in relation to the determination letter. In January 2026, the NASDAQ Hearings Panel granted the Company an extension to regain compliance with NASDAQ rules until April 30, 2026.

Shareholder Debt Waiver

In September 2025, Anette Schmid and Christian Schmid agreed to waive €5 million in financial liabilities which were owed to them by SCHMID. These €5 million financial liabilities dated back to 2016 and were waived for no consideration or compensation. This waiver was part of the restructuring of SCHMID’s financial liabilities, which the Company undertook in 2025 that included the planned share issuances to XJ and SCHMID Avaco Korea, described above.

Debt Set-Off and Share Issuance Agreements with XJ Harbour

On November 12, 2025, the Company entered into a subscription agreement and a set-off agreement with XJ Harbour, pursuant to which the Company agreed to issue and sell shares to XJ Harbour in a private placement. The Company agreed to issue ordinary shares to XJ at $2.15 per share to set off $26,962,158.90 of liabilities (including accrued interest) owed to XJ Harbour by the Company. In an extraordinary general shareholders’ meeting held by the Company on December 23, 2025, the shareholders authorized the issuance of shares to XJ Harbour. 12,540,539 shares of the Company were issued to XJ Harbour on January 16, 2026, and transferred to XJ Harbour. The set-off in relation to the liabilities became effective on that date.

Debt Set-Off and Share Issuance Agreements with AVACO

On November 3, 2025, the Company entered into a subscription agreement and set-off agreement with SCHMID Avaco Korea Co., Ltd. (a non-consolidated 50-50 joint venture of SCHMID) (“SCHMID Avaco Korea”) and AVACO Co., Ltd. (“AVACO”) to issue a total of approximately 1.07 million shares of the Company in a private placement to SCHMID Avaco Korea for USD 2.50 per share. These shares were to be issued based on the existing corporate authority of the Company to issue shares. According to the agreements with SCHMID Avaco Korea and AVACO, following the issuance of such shares, SCHMID Avaco Korea was to sell and transfer such shares to AVACO against set-off of liabilities of approximately EUR 2.3 million of SCHMID and certain of its group companies.

The agreement with AVACO and SCHMID Avaco Korea stipulated, that if shares were not issued and registered with the SEC by January 31, 2026, any shares already issued were to be cancelled and the liabilities owed by SCHMID to AVACO were to be settled in cash by February 28, 2026.

Term Loan Facility with Black Forest Special Situations I

The Company signed a secured two-tranche term loan facility with a total commitment value of up to €10,000,000 with the lender Black Forest Special Situations I, a Cayman Islands incorporated entity, on December 16, 2025. The lender is backed by a consortium that includes the Company’s chairman of the Board, Sir Ralf Speth, members of the Board of directors of the Company, its CFO Arthur Schuetz, and third-party investment and advisory professionals. The first tranche consisted of €2,500,000, which was paid out to the Company on December 18, 2025.

The second tranche of up to €7,500,000 was set to be drawn down early in 2026 but was not utilized due to the Company issuing USD 30 million in convertible notes (see below).

Black Forest Special Situations I has a conversion right under the term loan facility, which is exercisable at a share price of US$2.15 into shares of the Company between six months after the draw down of the first tranche and the date of the term loan facility’s maturity, which is 15 months after the first tranche draw down. The first and second tranches may be converted independently of one another. The term loan facility has a 15% p.a. interest rate with interest payable at maturity, unless the conversion right is exercised, and interest is also converted into shares of the Company. Further, the term loan facility includes security by the Company’s majority shareholders, Christian Schmid and Anette Schmid who pledged personal assets for each tranche as security. The Company and the Company’s 100% German subsidiary Gebr. Schmid GmbH are both guarantors.

As part of the drawdown of the €2,500,000 first tranche, the Company also agreed to issue option rights to Black Forest Special Situations I to acquire 1,250,000 shares of the Company at the prevailing VWAP at the time of concluding the term loan facility, which was $4.19 per share. The term loan facility agreement stipulated that an option agreement shall be executed, which was agreed and signed in January 2026 and sets out the exercise mechanics of the options as well as the discretionary possibility of the Company to cashless exercise the options. The options expire on December 16, 2030, and may be exercised in full or in several parts during the lifetime of the options agreement.

USD 30 Million 7.00% Senior Convertible Note due 2028

On January 18, 2026, SCHMID entered into an investment agreement with an institutional investor, Linden Advisors LP, to sell, and on January 21, 2026 sold senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company together with the issuance of warrants to purchase ordinary shares of the Company in a private placement to the Investor. The notes were issued at 98% of principal amount pursuant an indenture and are to be funded in two tranches: (i) $15.0 million were be funded on January 21, 2026 and (ii) $15.0 million will be funded following the effectiveness of a registration statement covering the resale of the underlying shares in relation to the notes.

The notes bear interest at a rate of 7% per annum, compounded quarterly and payable in kind, subject to the Company’s right to elect cash payment upon prior notice. They have a two-year maturity, i.e. they will mature on January 21, 2028, unless previously converted into shares of the Company. This conversion option of the notes into shares of the Company at prices determined by reference to fixed premium conversion prices including at 95% of the applicable volume-weighted average price of the shares of the Company, is subject to a minimum conversion price and certain daily conversion limits as further specified in the investment agreement.

In connection with the issuance of the notes, the Company also issued warrants to the investor to purchase shares of the Company in an amount determined by reference to the principal amount of the notes. The warrants are exercisable until December 15, 2028, at an exercise price equal to the lower of the applicable fixed premium conversion prices under the notes, exercisable for cash or, at the Company’s election, on a cashless basis. In relation to the first $15.0 million tranche, a total of 1,554,404 warrants at a USD 9.65 exercise price (subject to customary anti-dilution adjustments). Once the second $15.0 million tranche is paid out, the number of warrants will be calculated by dividing $15.0 million by the lower of the $9.65 and a fixed premium conversion price (which is 125% of the closing price of the Company’s shares on the date of the effectiveness of the registration statement covering the underlying shares) with the exercise price being also set as the lower of $9.65 or the fixed premium conversion price.

In connection with the execution of this investment agreement, the Company also entered into a registration rights agreement to file a registration statement covering the resale of the shares issuable upon conversion of the notes and exercise of the warrants. The Company’s obligations under the notes are guaranteed by its German operating subsidiary, Gebr. Schmid GmbH, subject to applicable German law limitations. The investment agreement and the provisions of the notes and warrants contain customary affirmative and negative covenants, issuer call provisions, change of control protections, mandatory redemption events, and events of default customary for transactions of this type.

Appointment of Arthur Schuetz as the new CFO of the Company

Arthur Schuetz was appointed by the Board as the new CFO of SCHMID Group N.V. as of January 1, 2026, replacing Julia Natterer, who continues to serve as CFO of Gebr. SCHMID GmbH.

In his role as CFO for the Company Mr. Schuetz receives an annual fixed salary of EUR 180,000. In addition the Company entered into a service agreement with Mr. Schuetz which in 2026 provides for the payment of a service fee of EUR 20,000, as well as 6,000 shares of the Company per month, and 50,000 share options every six months of employment at a strike price of $4.00 for the first half of 2026 and thereafter at a strike price of the volume-weighted average price over the preceding 6 months (which have an exercise window of five years), and an incentive variable salary component amounting to 35,000 shares annually, tied to an EBIT target of SCHMID, where under or over performance reduce or increase the variable salary pro rata (30% underperformance floor amounting to no eligibility and 30% overperformance ceiling amount to maximum 200% eligibility). The agreement with Mr. Schuetz foresees an update to his compensation, incentive share and share options plan in 2027 being the share based component of the fixed salary calculated by dividing EUR 250,000 by the volume-weighted average price over the preceding 6 months, 50,000 share options every six months (exercisable for five years) at a strike price to be set by the Board and the Audit Committee, and an incentive variable salary component amounting to 35,000 shares annually, tied to an EBIT target set by SCHMID Board, where under or over performance reduce or increase the variable salary pro rata (30% underperformance floor amounting to no eligibility and 30% overperformance ceiling amount to 200% eligibility).

Agreement with Helmut Rauch, Chief Operating Officer (COO)

The Company and Helmut Rauch, the COO (employed on the level of Gebr. Schmid GmbH with no executive function at the level of SCHMID Group N.V.), agreed in 2025 that Mr. Rauch would receive shares in the Company as part of his remuneration package. Starting in 2026 Mr. Rauch is set to receive 6,000 shares of the Company per month, and 50,000 share options every six months of employment at a strike price of $4.00 for the first half of 2026 and thereafter at a strike price of the volume-weighted average price over the preceding 6 months (which have an exercise window of five years), and an incentive variable salary component amounting to 35,000 shares annually, tied to an EBIT target of SCHMID, where under or over performance reduce or increase the variable salary pro rata (30% underperformance floor amounting to no eligibility and 30% overperformance ceiling amount to maximum 200% eligibility). The agreement with Mr. Rauch foresees an update to his compensation, incentive share and share options plan in 2027 being the share based component of the fixed salary calculated by dividing EUR 250,000 by the volume-weighted average price over the preceding 6 months, 50,000 share options every six months (exercisable for five years) at a strike price to be set by the Board and the Audit Committee, and an incentive variable salary component amounting to 35,000 shares annually, tied to an EBIT target set by SCHMID Board and the Audit Committee, where under or over performance reduce or increase the variable salary pro rata (30% underperformance floor amounting to no eligibility and 30% overperformance ceiling amount to 200% eligibility).

Changes to the compensation of Company CEO Christian Schmid

In addition to the compensation package Christian Schmid receives as executive director, see below under “–Christian Schmid Compensation” and “–Christian Schmid Service Agreements”, a variable compensation package was approved by the Board in April of 2025. The variable compensation of Mr. Schmid is composed of short-term and long-term incentive plans, the performance periods of which started in 2025. The short-term targets refer to one-year periods, with targets set by the Board on the Company’s EBIT, operating free cash flow and on ESG targets, with the possibility of between 0%-200% achievement. 100% achievement entitles Mr. Schmid to additional remuneration of €500,000, while the maximum remuneration is capped at €900,000. The long-term targets refer to three-year periods, with targets set by the Board on the Company’s relative total shareholder returns, return on capital employed and on ESG targets, with the possibility of between 0%-200% achievement. 100% achievement entitles Mr. Schmid to additional remuneration of €500,000, while the maximum remuneration is capped at €1,000,000.

B. Business Overview

Introduction

We are a global supplier of equipment, software and services for various industries such as printed circuit board (“PCB”), substrate manufacturing, glass and energy storage, and photovoltaics with a focus on the highest end of this market in terms of technology and performance. We are a long-established, fifth- generation family-controlled business that was founded in 1864 in Freudenstadt, Germany as an iron foundry and has a tradition of being at the forefront of technology. Throughout the 160 years of our operations, we have maintained sustainable operations by developing our products following trends on the market. We have been developing machines for the electronics industry since the 1960s, photovoltaics solutions since the early 2000s and energy storage for the last ten years. We focus on a modular product portfolio of machinery to use in the manufacturing of high-end PCB equipment and semiconductor packaging devices which includes common flexible circuit fabrication techniques such as subtractive, semi-additive processes (“SAP”) and modified semi additive processes (“mSAP”). We are a global supplier of capital equipment, software and services for the PCB and substrate manufacturing industry. We focus on the highest end of the market in terms of technology and performance. We do not only develop production techniques and build machines ourselves; we are also extensively working with our customers on joint research & development projects for the next generation of electronics products. We produce our products in two manufacturing sites, one in Germany and one in China. In addition, we have built an extensive service and sales network in five centers in the US, Europe, and Asia. In addition to our sale and service centers and two manufacturing sites, in South Korea we also work with our partners in the SCHMID Avaco Korea, Co. Ltd. which we account for using the equity method. We also provide customer service through which we assist our customers with machinery and software upgrades, spare parts, logistics, customer training in multiple languages, on-site management, maintenance contracts, and project management.

We have developed and applied for patents for the embedded traces (“ET”), PCB and substrate production processes that allow a significant increase in manufacturing precision as well as enhanced design features while also achieving cost savings compared to traditional processes and reduce the CO2 emissions of the overall production processes. We believe that our ET technology will gain a significant share of the high- end PCB and substrate market as it has substantial advantages in technology capabilities, cost and to reduce emissions as well as water consumption for production processes (greener production processes). We believe these innovative production processes create a sustainable competitive advantage that helps us reach new customers and allows us to continue to grow our market share and capitalize on the overall positive market growth trends.

Our customers include large, global original equipment manufacturer (“OEM”) from the semiconductor and consumer electronics industry and companies that are part of the supply chain of such global companies.

We have a research and development focused business model. We develop and build innovative machines and systems for wet & vacuum processing in various industries spanning high-end electronics such as PCB and organic packaging, photovoltaics and special glass applications as well as other high-tech industries. We employ more than 150 scientists, engineers and development personnel to focus on new technologies and processes out of a total of approximately 800 employees (by headcount) globally. As a result, we consistently invest a significant amount in R&D. Our science, engineering and development staff work in close collaboration with our customers to jointly develop high-value solutions. Such collaboration may reduce commercial risk, given that solutions are specifically developed for customers. The remainder of our R&D investment is focused on developing next-generation technologies, often as part of a collaborative process with our customers. In addition, we work with universities and leading research institutes such as the Fraunhofer Institute for Solar Energy Systems.

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

Our Business Operations

We operate our business by providing machines for industries, including, but not limited to, electronics, and provide after-sale services to customers across all industries. For all relevant industries which we see as our customer markets, we offer our core products, such as our machines, as well as technology and customer service support to our customers. Although these industries each have varied end-markets and customers, our expertise, high-quality standards and global scale are essential in both areas. Our equipment covers a wide range of production steps.

We leverage our research and development investment and cooperate with our research and development partners (universities and institutes) and our clients as we seek to benefit from technologies, innovations, best practices, and other key learnings across our product portfolio. These efforts often result in innovative strength, allowing us to be at the forefront of technology, with high-quality standards for long-lasting and reliable products to meet customer needs, such as understanding the needs of global electronics OEMs for efficient continuous production of higher spec devices with a reduced environmental footprint. We believe we have a track record of delivering disruptive technology solutions and that our strong, long-lasting relationships with key technology OEMs and other customers in their supply chain will remain the key drivers of demand for our electronics products and services in the future.

The following table shows our revenue by country (based on customer location) for the fiscal year 2024:

in € thousand	2024
China	13,320
Taiwan	3,160
USA	22,468
Germany	3,819
Malaysia	2,186
Austria	6,678
Other	9,464
Total	61,096

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

Over the past few months, we worked out a partnership between SCHMID and TRUMPF, a high-tech company offering manufacturing solutions in the fields of machine tools and laser technology. TRUMPF and SCHMID announced that they are developing an innovative manufacturing process for the latest microchip generation for the global chip industry. This will enable manufacturers to increase the performance of high-end electronic components for smartphones, smart watches and AI applications. In the process known as advanced packaging, manufacturers combine individual chips on silicon components known as interposers. With the process from TRUMPF and SCHMID, these interposers can be made of glass in the future. To create connections on the interposer, manufacturers have to drill holes through the glass, so-called through-glass vias (TGV). Manufacturers often have to create millions of holes in a panel to make the desired connections. The combination of TRUMPF’s laser technology and SCHMID’s expertise in etching processes for microchip production enables efficient production. This special approach shortens process times by a factor of ten. According to the Boston Consulting Group, the market for advanced microchip packaging is expected to grow to more than 96 billion dollars by 2030. TRUMPF and SCHMID, advanced packaging with the help of glass could also develop into an important future market. Currently, applications in consumer electronics such as smartphones dominate the advanced packaging sector. In the future, applications in the field of artificial intelligence are likely to be the growth drivers.

We are continuing to refine and further develop our ET process which is a new way to produce substrates and HDI+ boards. We provide a specialized equipment portfolio that allows our customers to produce ETs. This specialized equipment allows our customers to produce high-end-boards with the best yields at a compelling production cost. ET technology portfolio includes: (i) next generation production equipment which can be used for traditional board concepts typically produced with mSAP and SAP process; (ii) new high-end PCB or substrate which gives the designer of an OEM a new level of flexibility to redesign their products to meet higher performance requirements and (iii) urban, green fabrication facilities concept that allows high flexibility for production of a wider range of boards with one base technology which allows the customers a higher investment security.

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

The use of ET technology can (i) increase production yields with reduced facility requirements, (ii) enable new 3D packaging solutions that cover ratification intelligence and photonic applications, and (iii) improve the return on customers’ investment by allowing the manufacture of boards from HDI+ to substrate on the same equipment. Unlike with conventional production, ET technology replaces round holes with square holes, allows for 3D connections, increases the amount of copper for better thermal management, has full 3D, coreless and core, and single- and double-sided build up for substrates, optimizes glass substrates and replaces laser drilling with parallel plasma etching processes. The optimized process reduces the roughness and increases the adhesion between layer stacks and is compatible with future high- performance materials. The embedding concepts allow for implementation of chips directly inside the substrates. These advantages allow higher performance final applications such as those being demanded in AI, high-end consumer electronics, and certain autonomous driving applications.

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

We also customer support services through the provision of spare parts, upgrades, maintenance contracts and ancillary services allowing our customers to benefit from our service network in multiple jurisdictions globally and more than 100 service engineers capable of providing comprehensive on-site service.

Business Strategies

We aim to continue our technological leadership by investing in product development on an ongoing basis. Our key growth strategy is to drive our revenues in the electronic market as a result of ET adoption in the PCB and substrate market over the next years, thus complementing and selectively displacing conventional SAP and mSAP technologies in applications where sustainability, cost efficiency, process robustness, and total cost of ownership are decisive factors. In addition, we aim to grow organically by focusing on an expansion of our product portfolio and increasing the penetration of the high-end PCB and organic substrate market. An additional growth field is equipment and processes for glass substrate manufacturing, currently focused on R&D, pilot lines, and early OEM engagements, with volume adoption expected in the mid- to long-term. As part of our customer service business, we aim to benefit from economies of scale as the installed base of machinery increases and we as a result can grow revenues for services for our machinery proportionally to the installed base.

We also plan to consider selected strategic acquisitions that are aligned with our technology focus, in particular in the area of process control, yield optimization, manufacturing data integration, and high-end factory automation, closely aligned with SCHMID’s equipment and installed base.

Overall, we believe our revenue growth will be supported by a number of key trends that should increase the demand for our products such as substrates with higher density, higher frequencies and introduction of new materials all of which will require new production technologies, including:

●	As the use of artificial intelligence expands, it will become more sophisticated. We believe that the expected broad and rapid adoption of AI will accelerate growth in required computing power. The growth of artificial intelligence technology may lead to an increase in the demand for novel semiconductor packaging solutions that can keep pace with rapid AI growth such as Intel driving demand for advanced interconnect, power delivery, signal integrity and thermal management solutions. While concepts such as chiplet-based architectures and advanced packaging (e.g., CoWoS) continue to evolve, SCHMID primarily benefits from upstream PCB and substrate manufacturing technologies required to support these architectures.
●	Greater connectivity and the internet of things (IoT) including personal devices and continuous miniaturization can increase the volume of data that needs to be transmitted, processed and stored and drive further demand for our customers’ products and thus for orders for our machines and services.
●	Additionally, as investors become more focused on ESG and environmental pressures, the interest in carbon neutrality, green products and processes will increase. Customers and producers will strive to reduce the eco footprint of manufacturing processes and reduce energy and water consumption and our green production, urban fabrication facilities that meet international environmental standards and facilitate manufacturing in the US, Europe and South East Asia and our R&D efforts provide our customers with products which help them achieve their CO2 reduction targets. Our ET technology is important for this trend. Based on internal assessments and customer data, the ET process can reduce energy consumption by up to 30%, water usage by up to 70%, chemical consumption by up to 40%, and CO₂ emissions by up to 30%, depending on application and configuration. Not only does this ET process decrease the total costs of ownership, but it also lowers the carbon footprint of production which can further help customers achieve their ESG goals. In addition to that, our newly launched TGV etching system maximizes efficiency and fosters sustainable manufacturing practices. It leads to a 35% reduction in power consumption and is a more cost-effective etching solution.
●	We believe that the expansion in electric vehicles and autonomous driving technologies will lead to a greater demand for high power applications, as well as a greater need for highly reliable radar and sensor applications. As cars continue to include a larger number of semiconductors, new PCB technologies are critical to ensuring the comfort, durability and safety of autonomous driving. Additionally, as countries continue to incentivize drivers to switch to electric vehicles, we expect the market for PCBs to continue to grow as PCBs are used in the production of charging stations and audio and visuals display systems.
●	Market applications for end products produced by our machines include AI servers, solar cells and modules for charging stations. We produce other machines that enable production of high-quality parts for cars, such as radar systems for autonomous driving, metal etching for interior design, anti-glare display technology, packaging and HDI+ for 5G communication, packaging for processors and etching thick copper for LED lighting and High- Power solutions.

Geographically, we aim to further expand into new geographies and regions, in particular in Asia outside of China and in North America. For 2025, we plan to generate the first significant revenues from our new subsidiary in Malaysia, which will act as a spare parts and service hub for the entire Asian region (excluding China and Taiwan). We assume that selected Asian countries that have not been in the spotlight to date will develop strongly in the coming years. Furthermore, we continue to believe in very strong economic development in North America. Recently, we have noticed weaker economic development in Europe. However, the latest political developments and the efforts of European countries to become less dependent on the USA and China could accelerate investments driven by strategic autonomy, supply chain resilience, and sustainability objectives, from which SCHMID expects to benefit selectively.

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

Sales and Procurement

Through our sales, engineering, research and development and procurement teams, we combine deep product expertise of our engineering/R&D and procurement experts with our front-line customer-oriented sales staff. Our local presence in key markets ensures proximity to global customers. Our engineering team drives the technical specifications and can also decide on procurement deals with commercial terms. The procurement process is an important element in our overall sales strategy in which technical qualification and quotation are crucial factors for selection. We are present in all our key target markets when it comes to sales and services. While our global central organization for sales and services is located in Germany, our employees located in the countries in which we operate maintain their relationships with key customers. This includes lifecycle services, retrofit and upgrade solutions, and software-enabled service offerings that enhance equipment performance and long-term customer value.

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

Research and Development

Our research and development (“R&D”) efforts are focused on expanding the market position in all our target markets and providing high-tech technology solutions for our customers. As a technology-oriented business, we develop our products in great part in our own 32,000 square foot technology center in Freudenstadt, which includes a laboratory and prototyping facilities.

As part of our basic research activities, we collaborate with customers, strategic partners and leading research institutions worldwide in the electronics, photovoltaics and energy storage sectors.

●	Electronics. Our R&D efforts in the electronics market focus on advancing applications for the new ET process, conducting customer sampling, and supporting product optimization. We also continue to enhance equipment capabilities to meet next‑generation OEM requirements, with an emphasis on glass substrates.
●	Energy Storage. In the energy storage field, we focus on technologies related to the structuring of copper foil for current collectors, equipment for fuel cell production, and support for business partners in the vanadium redox flow battery (VRFB) segment for large-scale energy storage applications. Research and development activities in this area were conducted at Schmid Energy Storage GmbH, the majority of which was transferred into a joint venture at the end of 2024. SCHMID continues to apply its process expertise and application know-how through cooperation arrangements.
●	Photovoltaics. In photovoltaics, our R&D activities relate primarily to the enhancement and expansion of the next generation of our InfinityLine systems for alkaline structuring and polishing. In addition, our APCVD tools are being redesigned to meet the technical specifications required for TOPCon solar cell production.

We employ more than 150 scientists, researchers and engineers globally, working across multiple laboratories equipped with advanced technologies and research infrastructure, more than 30 of which wok at our technology center in Freudenstadt. We routinely submit new patent applications and, as of December 31, 2024, held more than 100 patents and industrial property rights. We additionally maintain various global trade names and trademark registrations and applications, which we consider valuable for product identification and market presence.

We benefit from a network of cooperative partnerships with industry leading institutions, including Fraunhofer Institute for Reliability and Microintegration, the University of Konstanz, Fraunhofer-ISE Freiburg and Helmholtz-Zentrum Berlin. We also cooperate on development in the area of Through Glass Via with the company Trumpf. A core priority of our operations is the efficient transfer of research and development outcomes into industrial applications and high volume manufacturing. Our technology center provides full prototyping capabilities for electronics, photovoltaics and glass applications, as well as lamination, LDI, developing, etching, stripping and other processing capabilities. It also includes comprehensive physical and chemical laboratories for basic research and statistical data analysis.

We have also developed additional revenue opportunities through paid R&D engagements. We expect licensing revenue to increase over time as our installed base expands.

Competition

We believe we are well-positioned to compete in our target markets. In PCB high-end equipment, our market is generally consolidated with only a limited number of other major suppliers globally. Among our key competitors are several multinational competitors such as MKS Instruments, Inc., a NASDAQ listed company, but also more regionally operating companies, such as local manufacturers in China and Asia Pacific. In the photovoltaics market, we also compete with multinational active companies such as Shenzhen SC New Energy Technology Corp, and depending on the specific applications also several other smaller companies. In other areas, such as machines for the energy sector and other specialty areas, we face a diverse set of competitors who specialize in such specific markets.

Employees

As of December 31, 2024, we had 676 employees. The biggest departments are production, engineering, sales and procurement. We have not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded our business operations.

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

Our subsidiary SCHMID China Ltd. (“SCL”) filed a claim against Beyond Force Company Limited for an outstanding payment due to our subsidiary of RMB 53 million (approximately $7.6 million as of February 2026) plus interest amounting to approximately RMB 21 million (approximately $3.0 million as of February 2026). Beyond Force Company Limited has filed a counterclaim valued at approximately RMB 123 million (approximately $17.6 million as of February 2026). Both claims were dismissed by the courts in the first as well as in the second instance and forwarded by the appeal court for retrial to the first instance. The subject matter is now for review for retrial and SCHMID is preparing the required documentation. As of January 16, 2026 the court has made the following first instance decision inter alia that the payment of RMB 53 million is justified under the condition that SCL shall pay the outstanding debt amounting to approximately over RMB 10,000,000 (approximately $1.4 million as of February 2026) to the Company. Beyond Force Company Limited may still appeal this ruling.

On February 13, 2025, Gebr. SCHMID GmbH announced that it has filed a lawsuit against Shenzhen China Science & Technology Co., Ltd. (“China SC”) over allegations of trademark infringement and unauthorized copying of proprietary technology. The lawsuit involves, in particular, a claim for injunctive relieve against China SC for use of the SCHMID Group’s intellectual property and for compensation.

On July 17, 2025, Validus Broker Dealer Investment Management Company LLC (“Validus Broker Dealer”) filed a civil action against SCHMID in the United States District Court for the Southern District of New York, arising from a promissory note dated June 13, 2024, with a principal amount of $2,350,000. Validus alleges that the Company failed to pay the principal balance upon maturity on June 13, 2025, an alleged breach. The parties entered into negotiations and mutually agreed to request an extension of the response deadline of the Company to the lawsuit until November 12, 2025. The parties could not resolve the dispute before the response deadline and the Company filed its response timely with the New York court. Both parties made subsequent filings and motions and the lawsuit remains pending. No trial date has been set, and the Company intends to continue to evaluate and pursue all available defenses including any relevant countersuits for breach of contract by Validus Broker Dealer and its affiliate Validus/StratCap, LLC under a warranty agreement dated April 29, 2024 between the Company and Validus/StratCap, LLC. The Company has not recorded any liability related to this matter, as the outcome cannot be predicted at this stage.

C. Organizational Structure

The following diagram depicts our organizational structure as of the date of this annual report (including the material subsidiaries):

SCHMID Group N.V.
(previously Pegasus TopCo B.V.)
100%
100%
Pegasus Digital Mobility Acquisition Corp.
Gebr. Schmid GmbH
Further SCHMID Subsidiaries
SCHMID China Ltd.
100%
SCHMID Automation (Zhuhai) Co. Ltd.
100%
SCHMID Technology Guangdong Co., Ltd.
100%*
SCHMID Korea Co., Ltd.
100%
SCHMID AVACO Korea Co. Ltd.
50%

1

* SCHMID Group N.V. and XJ Harbour have agreed that XJ Harbour will transfer the remaining approximately 16% of shares held by XJ Harbour in SCHMID Technology Guangdong Co., Ltd. to Gebr. SCHMID GmbH. The transfer is expected to be fully effected by the end of Q1. For more information, see “Item 5. Operating and Financial Review and Prospects –C. Material Contracts.”

For a list of SCHMID’s subsidiaries see Exhibit 8.1 “List of Subsidiaries of SCHMID N.V.”

D. Property, Plant and Equipment

Our headquarters is located in Freudenstadt, Germany and includes one of our two production facilities with our Freudenstadt location focused on the production of machines and equipment and global customer supply. We also have a production facility in Zhongshan in China in which we produce machines and equipment with a particular focus on the Chinese market. The production facilities have comparable capacity. We can dynamically shift production between them based on requirements and capacity constraints. Our core R&D activities are located in our technology center in Freudenstadt.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of SCHMID is conducted through Gebr. Schmid GmbH, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of SCHMID.

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of SCHMID’s consolidated results of operations and financial condition. The discussion should be read together with the consolidated audited financial statements for the years ended December 31, 2024, 2023 and 2022 and the related notes that are included elsewhere in this Annual Report. The following discussion and analysis is based on SCHMID’s consolidated financial statements prepared in accordance with IFRS and the interpretations of the IFRS Interpretations Committee (IFRS IC) as issued by the IASB. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to SCHMID’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties.

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

Market growth in our key PCB market and Advanced Packaging Solutions

Our management expects that the further penetration of the ET technology in the overall market will lead to a significant increase of the share of capital expenditure spending for a new factory from 30% of equipment spending for a traditional fabrication methods factory to 90% in an ET technology factory. This estimate is an internal management estimate based on the understanding of technical processes required for factory fabrication methods. The PCB market is expected to significantly expand in the next three years with ET technology gaining a significant market share as new factories are expected to switch to ET technology machinery. In 2024, we already realized revenue with ET technology and expect this market to increase in the upcoming years. In addition to that, we are convinced that our new TGV Etching system, which is suitable for labs as well as for high-volume manufacturing, will show a positive development with an increased customer base and new applications. Due to positive feedback from our customers, we expect to receive orders for our ET technology as well as for our TGV Etching system in 2025

Developments in Orders from our Core Customers

In fiscal year 2024, approximately 23.5% of our revenues were generated from sales to our two largest customers and our ten largest customers represented approximately 58% of our revenues. If we fail to retain these key customers our results could be materially adversely impacted. Our core customers were also the key drivers of our revenues from fiscal year 2023 to the fiscal year 2024.

Trends affecting the Demand for our Customers’ End Products

We sell our machines to large original equipment manufacturers and to companies in their global supply chain in various sectors such as the electronics and semiconductor industries, but also the photovoltaics and energy systems industries. The demand for our products and our revenues is influenced by several larger trends impacting this diverse set of industries:

●	Our revenues are impacted by technological advancements in the electronics industry, including the rollout of 5G, digital infrastructure that includes increasing adoption and continued miniaturization of personal devices and Internet-of-Things connected devices, cloud computing and artificial intelligence. The strong digital infrastructure has resulted in increases in data volume that need to be transmitted, stored, and processed. All these changes drive demand for our customers’ products and in turn also the demand for our machines and equipment.
●	Our customers have an increasing preference for green manufacturing processes that result in fewer greenhouse gas emissions and are efficient in the use of other resources such as water. Our ET technology, which is one of our key machine technologies, uses less energy and water compared to traditional manufacturing technologies.

Macroeconomic and Geopolitical Factors

We operate across a wide range of countries. Not all these countries are subject to the same economic and political forces at the same time, which usually provides us with a natural degree of macroeconomic and geopolitical diversification. There are, however, likely to be periods of time in which many, or even most, or all of the countries in which we operate will be subject to similar or identical forces that may impact our business negatively. One example of this is the geopolitical and macroeconomic turmoil triggered by the ongoing war in Ukraine, which led to increased volatility on the financial markets and disruption in various sectors. The outcome of the US presidential election and the changing political and economic relations between the US and other countries also appear to be having a major impact on global economies and financial markets. In general, geopolitical changes, such as trade wars and the implementation of tariffs, can have a negative impact on our business in one or more markets.

Segment Reporting

SCHMID has prepared IFRS financial statements and segment reporting. See Note 5 of the Consolidated Financial Statements.

Key Components of Operating Results:

The following discussion sets forth certain components of our consolidated statements of profit and loss and certain factors that impact those items:

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

Cost of sales:

Our cost of sales includes personnel expenses, material expenses, depreciation and amortization, and certain other expenses such as costs for outward freight, production-related short-term leases, and facility costs.

Selling:

Selling expenses principally consist of personnel expenses, legal and consulting fees, sales commission, distribution related external administration, advertisement, and other expenses. Personnel expenses mainly include salary and salary-related expenses. Distribution-related external administration comprises administration costs including utilities, insurances, travel expenses and expenses for short-term leases. Other expenses include mainly depreciation and amortization.

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

Research and development expenses

Research and development is an important factor for our sustainable and long-term success. Research and development expenses principally consist of personnel expenses, depreciation and amortization, legal and consulting fees, research and development-related external administration and certain other research and development related expenses. Research and development-related external administration comprises administration costs such as utilities, insurance, travel expenses and expenses for short-term leases.

Other income:

Other income principally consists of foreign currency gains and other miscellaneous income such as government grants.

Other expenses:

Other expenses include foreign currency losses, other taxes, disposal of assets, and miscellaneous other items. Miscellaneous other items mainly include banking fees and other service charges.

A. Operating Results

The following table sets forth results of operations for the year ended December 31, 2024 and 2023.

	Year Ended December 31
in € thousand	2024	2023
Revenue	60,836	90,246
Cost of sales	(48,791)	(63,849)
Gross profit	12,044	26,397
Selling expenses	(12,895)	(12,577)
General administration expenses	(12,268)	(12,538)
Research and development	(3,974)	(5,148)
Other income	8,730	15,985
Other expenses	(2,564)	(2,620)
Listing expenses	(71,630)	—
Impairment reversal / (impairment) of financial assets	20	22,696
Operating profit (loss)	(82,537)	32,195
Finance income	1,888	19,685
Finance expenses	(5,712)	(10,091)
Financial result	(3,824)	9,594
Share of profit (loss) in joint ventures	—	(1,057)
Income (loss) before income tax	(86,361)	40,732
Income tax benefit (expense)	2,031	(2,778)
Net income (loss) for the period	(84,330)	37,954

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

Our revenues decreased from €90.2 million in the year ended December 31, 2023, to €60.8 million in the year ended December 31, 2024. The majority of our revenue was generated from the sale of our machines in the amount of €47.4 million in the year ended December 31, 2024, compared to €77.6 million in the year ended December 31, 2023. In 2024, we experienced continued weakened demand in our key markets, in particular in Asia (China, Taiwan, Malaysia) which has been accompanied by a decline in industry-wide spending on production equipment in this region. The main reason for the decline in sales is the weakened end-market demand for electronics, such as personal computers and smartphones. The longer-term markets in Europe and in particular in the USA were unable to compensate for this weakened demand.

Our second largest revenue stream was the sale of our spare parts. In the year ended December 31, 2024, we generated €9.0 million from the sale of spare parts, a small decrease from €9.7 million generated in 2023. The spare parts revenue stream was also negatively impacted by the economic situation in China and Taiwan.

Our services revenue increased from €1.8 million in the year ended December 31, 2023 to €3.9 million in the year ended December 31, 2024.

Geographically, our revenue distribution across jurisdictions shifted. While the combined Asian markets (China, Taiwan, Malaysia etc.), Germany and Austria declined overall, we significantly grew our revenues in the US. The following table shows the split in revenues across all our jurisdictions (we allocate revenues based on the country of the customer receiving the services or goods):

	Year Ended December 31
in € thousand	2024	2023
China	13,320	15,308
Taiwan	3,160	1,634
USA	22,207	17,522
Germany	3,819	9,577
Malaysia	2,186	16,681
Austria	6,678	17,810
Other	9,464	11,714
Total	60,836	90,246

On December 31, 2024, our order backlog for machine sales amounted to €27.7 million, and the order backlog for spare parts and services amounted to €1.8 million. Order backlog is expected to be realized within 1 to 3 years.

Cost of Sales

Our cost of sales decreased from €63.8 million in the year ended December 31, 2023, to €48.8 million in the year ended December 31, 2024. The decrease was generally due to lower material expenses as a result of lower sales of machines and spare parts.

Gross Profit

Our gross profit decreased from €26.4 million in the year ended December 31, 2023, to €12.0 million in the year ended December 31, 2024. As a result, our gross profit margin decreased from 29.3% in the year ended December 31, 2023, to 19.8% in the year ended December 31, 2024. The decrease in the gross profit margin was principally due to the decline in revenues as a result of the fixed cost portions (personnel costs and other fixed costs).

Selling

Selling expenses increased by €0.4 million from €12.6 million in the year ended December 31, 2023, to €13.0 million in the year ended December 31, 2024. The increase was mainly attributable to increased personnel expenses and sales commissions.

General and Administration

General and administration expenses decreased from €12.5 million during the year ended December 31, 2023, to €12.3 million during the year ended December 31, 2024. The main driver for this decrease was lower other administrative expense which include legal and consulting fees that were higher as a result of the reorganization of the business in 2023 and the Business Combination preparation than in 2024.

Research and Development

Research and development expenses decreased from €5.1 million during the year ended December 31, 2023, to €4.0 million during the year ended December 31, 2024. The expenses for external service providers and consulting included here have decreased significantly compared to the previous year

Other Income

Other income decreased from €16.0 million in the year ended December 31, 2023, to €8.7 million during the year ended December 31, 2024.

Other income in 2024 included €3.7 million attributable to the partial disposal and deconsolidation of SCHMID Energy Systems GmbH (SES). Following the acquisition of the remaining SES shares on January 1, 2024, SES was fully consolidated during the year; on December 17, 2024 SCHMID and PEKINTAS Group agreed to the transfer by SCHMID of 51% of SES to OC Teknoloji Yatırımları A.Ş. in exchange for €1.0 million in cash and a 19.9% stake in OC Teknoloji, resulting in deconsolidation and recognition of a €3.7 million gain in other income.

Other Expenses

Other expenses remained unchanged from €2.6 million in the year ended December 31, 2023, at €2.6 million during the year ended December 31, 2024.

Listing Expenses

The Company incurred listing expenses totaling €71.6 million during the year ended December 31, 2024 in connection with the de-SPAC transaction. The share listing expense is the difference between the fair value of the net assets contributed by Pegasus Digital Mobility Acquisition Corp. and the fair value of equity instruments provided to former Pegasus Digital Mobility Acquisition Corp. shareholders. See Note 13 of the Consolidated Financial Statements for details.

Reversal of impairment of financial assets

For the year ended December 31, 2023, reversals of impaired financial assets in the amount of €22.7 million was recognized. The reversal related primarily to receivables from the “Silicon Group” (Schmid Silicon Technology Holding GmbH and subsidiaries) that had been impaired in 2017. The Silicon Group was sold to Group 14 Technologies Group in March 2023, at which time those receivables became recoverable, resulting in a €21.4 million reversal. In addition, a €1.4 million reversal on a shareholder loan was recognized in 2023.

Operating Profit (Loss)

The Company’s operating profit amounted to €32.2 million in the year ended December 31, 2023, while an operating loss was incurred of €82.5 million in the year ended December 31, 2024. The loss was principally due to the €71.6 million share listing expense in 2024 as a result of the de-SPAC as well as a lower gross profit in 2024.

Financial Result

Our financial result moved from a net gain of €9.6 million in the year ended December 31, 2023, to a net expense of €3.8 million in the year ended December 31, 2024. The change was driven primarily by the €15.8 million gain on loan extinguishment recognized in 2023 that did not recur in 2024. In 2024, finance income totaled €1.9 million, while finance expenses were €5.7 million (largely €5.1 million of interest expense).

Income Tax (Expense) Benefit

We incurred an income tax expense of €2.8 million in the year ended December 31, 2023, and had an income tax benefit of €2.4 million for the year ended December 31, 2024. The effective tax rate in 2023 of 6.8% was significantly driven by the fact that the Company was able to use tax loss carryforwards for which no deferred tax assets have been recognized in prior years. The tax benefit in 2024 is due to the net loss for the period.

Non-IFRS Financial Information

This Annual Report includes Adjusted EBITDA, which is a non-IFRS company-specific performance measure that we use to supplement our results presented in accordance with IFRS. We present non-IFRS measures because our management uses Adjusted EBITDA in monitoring SCHMID’s business and because we believe that similar measures are frequently used by securities analysts, investors and others in evaluating companies in our industry. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS.

The following table summarizes our Adjusted EBITDA reconciled to our net income (loss) for the period, the closest IFRS measure for each period presented:

	Year ended December 31,
	2024	2023

	(in € thousands)
Net income (loss) for the period	(84,331)	37,953
Income tax benefit (expense)	(2,031)	2,778
Financial result	3,824	(9,594)
Amortization and depreciation	7,923	6,904
Share of profit(loss) in joint ventures	—	1,057
Total Adjusted EBITDA	(74,615)	39,099

See note 6 of our financial statements included elsewhere in this Annual Report.

B. Liquidity and Capital Resources

Sources of Liquidity and Operational and Funding Requirements

We principally finance our operations through cash generated from the sale of machines, spare parts and services. We also have relied on debt and related-party financing. As of December 31, 2024, and 2023, cash and cash equivalents were €3.8 million and €5.7 million, respectively.

As a result of our NASDAQ listing, since May 2024 we have incurred additional ongoing costs associated with operating as a public company, including expenses related to legal, accounting and financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC and NASDAQ requirements, director and officer insurance premiums, and investor relations.

Management’s evaluation on the Company’s ability to continue as a going concern considers actions taken after December 31, 2024, including (i) a secured €10.0 million two-tranche term loan facility signed on December 16, 2025, of which €2.5 million were drawn on December 18, 2025; and (ii) $30.0 million of senior convertible notes issued in two tranches in January 2026 ($15.0 million funded on January 21, 2026; $15.0 million to fund upon effectiveness of a resale registration statement). It also considers a €5.0 million shareholder debt waiver in September 2025 and the January 16, 2026, set-off of $26.96 million of liabilities to XJ Harbour through share issuance.

The Company’s liquidity assessment assumes availability of the first $15.0 million convertible note tranche, the potential second $15.0 million tranche, and cost-savings from “Sprint” which is expected to result in more than €4 million in annualized savings.

Based on the above measures and the cash flow forecast, management of the Company concluded there is no substantial doubt about the Company’s ability to continue as a going concern. The remaining uncertainties stated in Note 2 of the audited consolidated financial statements of the Company principally relate to the registration of the underlying shares for the $30.0 million senior convertible notes until June 30, 2026 with such registration a condition for the funding of the second $15.0 million tranche. See also “Item 10.C Material Contracts”.

At December 31, 2024, current financial liabilities were €40.4 million and non-current financial liabilities were €42.1 million. Trade and other payables totaled €28.2 million, and current contract liabilities were €11.3 million. The undiscounted cash outflows falling due within one year included €9.2 million on loans from shareholders and €25.0 million on loans from other related parties. Amounts due in more than one year from December 31, 2024, were €21.7 million in shareholder loans and €14.4 million in other related party loans. See Notes 29 and 34. As described above, much of this debt was waived or set-off against equity, as in the case of XJ Harbour.

Cash Flows

The following table summarizes our cash flows for each period presented (in € thousands):

	Year Ended December 31,
	2024	2023
Cash flow from:
Operating activities	(1,252)	9,897
Investing activities	(4,054)	72,019
Financing activities	1,253	(83,714)
Net increase (decrease) in cash and cash equivalents	(2,673)	(1,798)

Cash flow used in operating activities for the year ended December 31, 2024, was €(1.3) million compared to a cash flow provided by operating activity of €9.9 million for the year ended December 31, 2023. The change in cash flow from operating activities reflected changes in working capital but is also related to a downturn in business activity in 2024 compared to 2023.

For the year ended December 31, 2024, net cash used in investing activities amounted to €(4.1) million compared to €72.0 million of net cash provided by investing activities in the year ended December 31, 2023. The relative difference was principally a result of the repayment of the shareholder loan by Christian Schmid as a result of the Silicon Business sale in 2023.

For the year ended December 31, 2024, net cash provided by financing activities amounted to €1.3 million, while cash used in financing activities for the year ended December 31, 2023, was €(83.7) million. The main driver of the change was the payment of loans that came due during the year in 2023 while in 2024 the Company paid EUR 10 million to XJ Harbour while receiving funds from the closing of the Business Combination.

Future funding Requirements

While we fund our operations from our operating activities, and certain debt instruments–see “Item 10.C Material Contracts”, such as the convertible note recently issued by the Company, SCHMID may enter into further debt instruments with lenders or issue new shares in future. The second tranche of the convertible note of up to USD$15,000,000 has not yet been issued.

Off-Balance Sheet Arrangements

As of December 31, 2024, SCHMID did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Financial Risk Management

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk, foreign currency risk and interest rate risk. We are particularly exposed to the risk of not being able to attract sufficient financing and the risk of not fulfilling reporting requirements, and therefore losing the ability to raise equity, as any new shares would not be able to be registered if the Company were delinquent in its SEC filings. SCHMID regularly assesses each of these risks to minimize any adverse effects on our business as a result of those factors.

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

D. Trend Information

Forecasts and estimates for 2025 and 2026

Key information about unaudited, preliminary numbers for 2025

We estimate, based on unaudited, preliminary numbers, that our sales for the fiscal year 2025 will likely amount to approximately €66 million and our reported EBITDA margin will be around 10%. The estimated sales for the fiscal year 2025 were notably higher than sales in fiscal year 2024 but lower than the guidance published in December 2024 and updated November 2025.

The delayed recovery of our key markets, which we have only seen impacting our order books since the middle of the second quarter of 2025, is reflected in the expected results for the fiscal year 2025. The estimated operating results for 2025 were impacted by the wait-and-see attitude of our customers at the beginning of 2025 which meant that our initially forecasted sales could no longer be achieved due to order lead times. The 2025 sales and reported EBITDA margin lower than estimated in November 2025 were the result of two projects not being delivered by end of December 2025 as expected and these will become revenues and EBITDA in 2026.

Our reported EBITDA margin for the financial year 2025 is positively influenced by currency effects and a one-time effect of €5 million from a waiver by our majority shareholders in relation to €5 million financial liabilities to our majority shareholders on our balance sheet dating back to 2016 for no consideration or compensation in September 2025. This waiver was part of the restructuring of our financial liabilities in 2025. See – “Item 4.A History and Development of the Company”.

In December 2025 we published our preliminary order intake results for 2025. We announced strong order intake of approximately €95 million for 2025 with most of the order intake recorded since the middle of the second quarter of 2025, mostly due to the Company’s position as a core technology partner in next-generation electronics manufacturing. Growth in order intake were primarily driven by the global surge in AI-server boards, which require highly demanding HDI and ultra-high layer-count PCB architectures. These complex designs place exceptional requirements on precision, process stability, and yield management across the entire manufacturing chain. Throughout 2025, we secured significant projects with leading PCB and IC-substrate manufacturers in Asia, Europe, and the Americas. Key contributors were:

●	High Multi-Layer Count HDI PCB Lines: High multi-layer count HDI PCBs are essential for AI servers and high-performance computing, where signal integrity, power density, and reliability are critical. Our advanced production solutions enable manufacturers to manage extreme process complexity and achieve stable, high-yield production of these demanding designs.
●	AI-Server Board Production Capacity Expansions: The rapid growth of AI-driven applications is accelerating global investments in AI-server board production capacity. We support this expansion with scalable manufacturing solutions that enable higher throughput, improved yields, and the reliable production of increasingly complex, high-layer-count server boards required by next-generation data centers.
●	Back shoring and sovereignty: Back-shoring substrate and high-end PCB manufacturing to Europe and the United States is a strategic necessity to strengthen supply-chain resilience, protect critical know-how, and support the growing demands of AI, HPC, and advanced electronics.

Key information about estimated order numbers, sales and Adjusted EBITDA for 2026

Recently SCHMID initiated its so called “Sprint” cost saving program. Given strong order intake “Sprint” will not impact our assemblies in Germany and China which are running close to full capacity. However, personnel expenses in G&A, engineering and R&D in Germany are being lowered through natural attrition, termination of temporary labor contracts and a short-time work program (Kurzarbeit) and SCHMID expects to reach an annual run-rate of cost savings of more than € 4 million based on current estimates. No significant one-costs costs are to be expected.

In December 2025 we published an order intake outlook for 2026 and confirm we have entered the year 2026 with a strong and accelerating order intake outlook with an estimated increase of around 20% compared to 2025. Our forecast for our order intake is based on three reinforcing growth factors that position SCHMID in its growing global target market:

●	First, the continued expansion of Advanced Packaging, IC-Substrate and HDI-PCB capacity across Asia is driving sustained demand for SCHMID’s production equipment. Key customers in Taiwan, Japan, Korea and China are executing multi-year investment programs, and SCHMID is deeply embedded in these roadmaps with its next-generation InfinityLine platforms.
●	Second, Europe and North America are showing clear signs of recovery in relation to our target customers and markets. Structural incentives in both regions, coupled with renewed investment in high-end PCB, substrate and aerospace electronics, are expected to be translating into a healthier order pipeline from these regions. SCHMID has an established customer and manufacturing footprint in these markets and proven delivery capability in these markets which we believe provide a competitive advantage as customers reactivate projects and initiate new ones.
●	Third, SCHMID’s strengthened product portfolio has increased our order intake and our outlook for further orders. The launch of our new InfinityLine C+, InfinityLine L+ and InfinityLine P+ solutions, the continuous enhancement of panel-level packaging capabilities, and the expansion of glass-core processing technologies are creating differentiated value propositions across multiple customer segments. We believe that we have early customer interest that confirms that our technology is aligned with the next investment cycle in both substrate and advanced PCB manufacturing.

As previously published in November 2025, for the financial year 2026, we expect sales revenue of over EUR 100 million based on our current order book, our current order leads, which cover discussions anticipated to result in confirmed orders, as well as our current underlying market expectations of double-digit growth compared to 2025. Taking into account this level of sales, we maintain our guidance of an Adjusted EBITDA margin of more than 12% on sales, however the ongoing cost-saving program “Sprint” and historic performance at such revenues indicate the margin may be significantly higher. The market for glass substrates and the demand for additional production lines for ET processes in particular are showing positive demand trends. The Company is not providing quantitative reconciliations of its financial outlook for Adjusted EBITDA margin to a net income (loss) margin because the IFRS measures that are excluded from the non-IFRS financial outlook are difficult to reliably predict or estimate without unreasonable effort due to their dependence on future uncertainties, such as for instance the results for amortization, income tax benefits or losses or profit shares or losses for the upcoming financial year. Additionally, information that is currently not available to the Company could have a potentially unpredictable and potentially significant impact on its future IFRS financial results.

Our independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft, has not examined, compiled or otherwise applied procedures to the financial forecast for 2025 and 2026 presented herein and, accordingly, does not express an opinion or any other form of assurance on it.

E. Critical Accounting Estimates

Our consolidated financial statements for the fiscal years ended December 31, 2024, 2023 and 2022, have been prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. In preparing these consolidated financial statements, management exercises its best judgment based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the financial periods presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

For more information on critical accounting estimates, see the notes of the Company’s consolidated financial statements, which are included in Item 18 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information about SCHMID’s management is based on the provisions of SCHMID’s Articles of Association, which is included as an exhibit to this Annual Report.

Overview

The following table lists the names and positions of those individuals are SCHMID’s directors and executive officers.

Name	Position
Executive Officers
Christian Schmid	Chief Executive Officer
Arthur Schuetz	Chief Financial Officer

SCHMID Board of Directors

Prof. Dr. Sir Ralf Speth	Chairman, Non-executive Director (independent)
Christian Schmid	Executive Director
Anette Schmid	Non-executive Director
Dr. Stefan Berger	Non-executive Director (independent)
Boo-Keun Yoon	Non-executive Director (independent)
Dr. Annedore Streyl	Non-executive Director (independent)

The board of directors of SCHMID after the closing of the Business Combination consists of six members.

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

Arthur Schuetz serves as the Company’s Chief Financial Officer. He was appointed as of January 1, 2026. Mr. Schütz obtained a Masters degree in economics from the University of Bonn and spent time at Hitotsubashi University Tokyo and University of Freiburg. He has over 20 years of experience in finance and banking. Mr. Schütz started in investment banking at Flemings in London, and worked at JPMorgan for about ten years, followed by Morgan Stanley for about twelve years. At Morgan Stanley he transferred to the Hong Kong office to head the Industrials Asia-Pacific team as Managing Director. In 2019 he moved to Frankfurt, where he worked for more than six years at Barclays also as Managing Director, head of Automotive Europe and as part of Capital Goods Team Europe. During his time in investment banking, he shepherded many IPOs in the US, Europe and Hong Kong as well as cross-border M&A transactions especially between Germany and China and high-yield debt financings.

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

Prof. Dr. Sir Ralf Speth serves as the Chairman of board of directors of SCHMID. Prof. Dr. Sir Ralf Speth has over 40 years of operating, M&A and financing experience in the automotive and transportation-related sector. Prof. Dr. Sir Ralf Speth is considered to be an industry thought leader on the global need for energy transition and the technologies which will transform our energy infrastructure, most notably as it relates to hydrogen power and autonomous driving technologies. Since September 2020, Prof. Sir Ralf Speth has served as a non-executive director and the vice-chairman of the board of Jaguar Land Rover Automotive PLC, a British multinational automotive subsidiary of Tata Motors and a manufacturer of luxury vehicles and sport utility vehicles, and, as of October 2016, a member of the Board of Directors of Tata Sons, the principal holding company of more than 100 operating companies with a combined revenue of more than $100 billion. Prof. Dr. Sir Ralf Speth has also been a professor at the University of Warwick since 2014. As of March 2022, he serves as director of Swiss E, Mobility Group AG (SEMG). Prof. Dr. Sir Ralf Speth also serves as director of the Norton Motorcycle Company, a position he has held since March 2022. As of January 2021, Prof. Dr. Sir Ralf Speth serves as a strategic advisor to Bladon Micro Turbine Limited, a designer, developer and manufacturer of micro turbine gensets to serve the telecommunication market Prof. Dr. Sir Ralf Speth also served as the Chief Executive Officer of Jaguar Land Rover from February 2010 to September 2020, helping the company grow substantially over this period, including leading its push into new markets, and establishing factories in China, Slovakia, Brazil and India. Prof. Dr. Sir Ralf Speth also spearheaded Jaguar Land Rover’s car line-up expansion, introducing highly successful models like the Range Rover Evoque, Range Rover Velar, Defender, and the award winning, electric Jaguar I-Pace, the first luxury e-SUV and triple 2019 World Car of the Year. Prior to joining Jaguar Land Rover, Prof. Dr. Sir Ralf Speth held positions as Executive Director of the Material Handling Division and Global Head of Production, both at the Linde Group (NYSE: LIN), a global leader in both clean hydrogen and in H2 refueling stations for cars, trucks, trains, forklifts and buses and engineering company with 2020 sales of $27 billion, Director of Production, Quality and Product Planning at the Ford Motor Company’s PAG before the division’s sale to Tata Motors in 2010. Prior to joining Ford, Prof. Dr. Sir Ralf Speth spent over 20 years at BMW Group, a world leading premium manufacturer of automobiles and motorcycles with its four brands BMW, MINI, Rolls-Royce and BMW Motorrad, working across various executive and managerial positions. Prof. Dr. Sir Ralf Speth has been a member of the Royal Academy of Engineering since 2014. In 2015, Prof. Dr. Sir Ralf Speth was appointed an honorary Knight Commander of the Order of the British Empire for his services to the UK automotive industry. In August 2019, the award was made substantive following Prof. Dr. Sir Ralf Speth becoming a British citizen. In May 2020, Prof. Dr. Sir Ralf Speth was elected a Fellow of the Royal Society. Prof. Dr. Sir Ralf Speth was awarded a degree in Engineering from the University of Applied Sciences Rosenheim, Germany. Additionally, Prof. Dr. Sir Ralf Speth received a Doctorate of Engineering in Mechanical Engineering and Business Administration from the University of Warwick. Over the course of his distinguished career in the transportation industry, Prof. Dr. Sir Ralf Speth has been the recipient of a number of recognitions and awards, including Auto Best 2014, Winner; Auto Express. Winner, 2014; Hall of Fame, 2014; Automotive News Europe. ALL STAR, 2014; Coventry Award of Merit, 2014; Future Manufacturing Award, 2013; Fellow of the Royal Academy of Engineering, 2014; Issigonis Trophy, 2017; MANBEST 2013, Warsaw; The Institution of Engineering and Technology, IET. Gold Medal, 2011; The Outstanding Industrialist, 2013; and Trophée d’Or, Logistique Européenne, Elancourt, France.

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

Boo-Keun Yoon serves as director of the Company’s board. Mr. Yoon holds a bachelor’s degree in electrical engineering from Hanyang University and has 45 years of experience at Samsung Electronics. In these 45 years at Samsung, he held various positions including President and Head of the Visual Display Business from 2009 to 2011, President and CEO of the Consumer Electronics Division from 2013 to 2017, Vice Chairman and CEO from 2017 to 2018, and Vice Chairman of the Corporate Relations department from 2018 to the present., In addition, he has acted as Vice Chairman of the Korean Chamber of Commerce and Industry as well as the Korean Enterprise Federation. From January 2020 until 2023, he also worked as senior advisor at Samsung Electronics. Over time, Mr. Yoon has been honored with several awards, inter alia, the Order of Science and Technology Merit of the President of Korea in April 2007.

Dr. Annedore Streyl serves as director of the Company’s board. She replaced Mr. Christian Brodersen as a member of the Board and in the positions as chair on the Board’s audit committee, nomination committee as well as compensation committee following his resignation on December 23, 2024. She is a fully qualified lawyer and is admitted to the bar in Germany. She has worked as an attorney at Freshfields Bruckhaus Deringer in Berlin in Corporate/M&A between 1993 and 2017, was named partner there in 1998, and also served as Managing Director of the Berlin office. Between 2017 and 2023, Dr. Streyl was a partner at Ernst & Young Law GmbH in Berlin, where she led the M&A practice in Germany. She also served as a member of the management board and General Counsel of Ernst & Young GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, between 2020 and 2024, where she managed the investigation of the Wirecard case.

Christian Brodersen served as director of the Company’s board. He resigned on December 23, 2024 and was replaced by Ms. Annedore Streyl.

Board Diversity

The table below provides certain information regarding the diversity of the Board as of the date of this Annual Report:

Board Diversity Matrix
Country of Principal Executive Offices:	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity

Directors	Female: 2
Male: 4
Non-Binary: 0
Did not disclosure gender: 0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

Leadership Diversity

We have not made any determination on the diversity of our leadership team as of December 31, 2024.

Family Relationships

Christian Schmid and Anette Schmid are siblings.

B. Compensation

Compensation of Board Members

Our Board of Directors adopted a compensation policy designed to enable us to attract and retain, on a long-term basis, highly qualified directors (for information on individual Directors’ compensation, see below under “Arrangements with Executive Officers” and under “Non-executive Directors Compensation”).

Share Ownership of Executive Officers and Non-Executive Directors

See the section entitled “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Incentive Plan

We intend to put in place an equity incentive plan which may cover the directors and executives, but could also cover our employees in Germany. As of the date of this Annual Report, the Board of Directors has not yet resolved on the implementation of any equity incentive plan. Share incentive and option plans for Mr. Arthur Schuetz and Mr. Helmut Rauch are in place – See “4.A –History and Development of the Company” for details of Mr. Schuetz’ and Mr. Rauch’s compensation plans.

Adoption of Clawback Policy

In accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an Incentive Compensation Recoupment Policy which is filed herewith as Exhibit 97.1

Arrangements with Executive Officers

Christian Schmid Compensation

On April 30, 2024, it was resolved to establish and approve, subject to the adoption of the compensation policy and with effect as per April 30, 2024, the following compensation for Mr. Christian Schmid as an executive director:

●	an annual fixed amount of EUR 626,373 and an annual fee of EUR 70,000;
●	an annual short-term bonus of up to 30% of the annual fixed amount, based (i) on the Company’s consolidated EBIT margin, and (ii) certain individual targets set out by the compensation committee:
o	Mr. Christian Schmid will receive EUR 11,000 for each percentage point of consolidated EBIT margin achieved by the Company (on a pro rata basis, i.e. if the Company’s consolidated EBIT margin is 1.5%, Mr. Christian Schmid will receive EUR 16,500); and
o	Mr. Christian Schmid will receive EUR 25,000 if he fulfils his individual targets: for the year 2023 the individual target was achieved with the conclusion of the business combination agreement; for the year 2024 the individual target is achieved once the Company’s listing on the NASDAQ has been completed; and
o	If the EBIT margin is negative, an amount of EUR 11,000 per negative percentage point of the consolidated EBIT margin achieved by the Company in the financial year 2024 will be deducted from this EUR 25,000 short-term bonus (on a pro rata basis as set out above), provided that the short-term bonus cannot be less than EUR 0; and
●	the following additional allowances: schooling costs, travelling expenses and a company car, if requested by Mr Christian Schmid.

Julia Natterer Compensation

Julia Natterer’s compensation for her role as CFO of the Company in 2024 included the following:

●	an annual fixed amount of EUR 195,612 and an annual service fee of EUR 35,000 (the annual fixed amount will be increased by EUR 1,200 as of April 1, 2025);
●	an annual short-term bonus of up to 50% of the annual fixed amount, based (i) on the Company’s consolidated EBIT margin, and (ii) certain individual targets as follows: (i) EUR 4,500 for each percentage point of consolidated EBIT margin achieved by the Company (on a pro rata basis) and (ii) EUR 15,000 for individual targets if she fulfils her individual targets: for the year 2023 the individual target was achieved with the conclusion of the business combination agreement; for the year 2024 the individual target is achieved once the Company’s listing on the NASDAQ has been completed; and if the EBIT margin is negative, a deduction.
●	the following additional allowances: a company car, if requested by Ms. Julia Natterer.

Currently Arthur Schuetz serves as CFO of the Company and Ms. Natterer is CFO of Gebr. Schmid GmbH. See “4.A –History and Development of the Company” for details of Mr. Schuetz’ compensation as of 2026.

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

Non-Executive Director Compensation

In connection with the Business Combination, we adopted a Board member compensation policy, as amended, which governs the compensation of our executive and non-executive directors. The terms and conditions of the Board member compensation policy that are applicable to non-executive directors are designed to attract and retain high quality non-executive Board members by providing competitive compensation and aligning their interests with the interests of shareholders through equity awards. On April 30, 2024 the following compensations have been resolved (subject to the formal adoption of the compensation policy) as the annual compensation for the non-executive directors:

●	Mr. Stefan Berger: EUR 90,000;
●	Mr. Ralf Speth: EUR 165,000;
●	Mr. Christian Brodersen; replaced by Dr. Annedore Streyl: EUR 115,000;
●	Mr. Boo-Keun Yoon: EUR 90,000, and
●	Ms. Anette Schmid:
o	Anette Schmid will receive a fixed annual fee of EUR 95,000;
o	an annual base salary for the operational tasks she will perform for the Company or its subsidiaries of EUR 252,638 (the annual base salary will be increased by EUR 1,200 as of April 1, 2025 and this annual base salary is subject to an increase equal to the increase that all employees of Gebr. Schmid GmbH may receive from time to time due to the discretion of management);
o	a short-term bonus of up to 50% of the annual base salary based on the Company’s consolidated EBIT margin and certain individual targets set out by the management:
◾	Ms Anette Schmid will receive EUR 10,000 for each percentage point of consolidated EBIT margin achieved by the Company (on a pro rata basis, i.e. if the Company’s consolidated EBIT margin is 1.5%, Ms Anette Schmid will receive EUR 15,000); and
◾	Ms Anette Schmid will receive EUR 25,000 if she fulfils her individual targets: for the year 2023 the individual target was achieved with the conclusion of the business combination agreement; for the year 2024 the individual target is achieved once the Company’s listing on the NASDAQ has been completed; and
◾	If the EBIT margin is negative, an amount of EUR 10,000 per negative percentage point of consolidated EBIT margin achieved by the Company will be deducted from this EUR 25,000 short-term bonus (on a pro rata basis as set out above), provided that the short-term bonus cannot be less than EUR 0; and
o	a company car, if requested by Ms Anette Schmid.

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

Audit Committee

The audit committee consists of Dr. Annedore Streyl, Boo-Keun Yoon and Stefan Berger. The audit committee will assist the Board in overseeing the Company’s accounting and financial reporting processes and the audits of its financial statements.

On December 23, 2024 Mr. Christian Brodersen, a member of the Company’s Board resigned. Dr. Annedore Streyl replaced Mr. Brodersen as a member of the Board and as Chairperson of the audit committee, nomination committee as well as compensation committee.

The audit committee is responsible for the appointment, compensation, retention and oversight of the work of SCHMID’s independent registered public accounting firm. The Board has determined that Dr. Annedore Streyl satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. Our board of directors has also determined that Mr. Yoon and Dr. Berger satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The composition of our audit committee is consistent with the best practice provisions of the DCGC.

The audit committee is governed by a charter that complies with applicable NASDAQ rules and that is posted on the Company’s website.

Compensation Committee

The compensation committee consists of Dr. Annedore Streyl, Anette Schmid and Ralf Speth. The compensation committee assists the Board in determining compensation for the Company’s executive officers and the Directors. The composition of our compensation committee is consistent with the best practice provisions of the DCGC. Dr. Annedore Streyl serves as chairperson of the compensation committee.

The compensation committee is governed by a charter that complies with applicable NASDAQ rules and that is posted on the Company’s website.

Nomination Committee

The nomination and corporate governance committee consists of Dr. Annedore Streyl, Anette Schmid and Ralf Speth. The nomination committee assists the Board in identifying individuals qualified to become Directors consistent with criteria established by the Company and in developing our code of business conduct and ethics. Dr. Annedore Streyl serves as chairperson of the nomination committee. The composition of our nomination committee is consistent with the best practice provisions of the DCGC.

The nomination committee is governed by a charter that is posted on our website.

D. Employees

We believe that our employees are crucial to the success of our business, which depends on our human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. As of December 31, 2024, the Company had 676 employees. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

E. Share Ownership

Information regarding the ownership of our Ordinary Shares by our Directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below sets forth information regarding the beneficial ownership of SCHMID Shares immediately following the consummation of the Business Combination by:

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

	March 31, 2025
		% Voting	% Share Ownership
Beneficial Owner	Number of Shares	Power(4)	(Disposition Power)(4)
Executive Officers and Directors(1)
Christian Schmid(2)	6,894,000	13.62%	13.62%
Anette Schmid(2)	6,894,000	13.62%	13.62%
Prof. Sir Ralf Speth(3)	185,000	0.37%	0.37%
Dr. Stefan Berger(3)	177,084	0.35%	0.35%
Boo-Keun Yoon	17,500	0.03%	0.03%
5% and Greater Shareholders
Christian Schmid(2)	6,894,000	13.62%	13.62%
Anette Schmid(2)	6,894,000	13.62%	13.62%
Community of Heirs(5)	14,937,000	29.52%	29.52%
XJ Harbour HK Limited(6)	13,946,900	27.56%	27.56%
(1)	Dr. Annedore Streyl does not own any shares as of the date of this Annual Report.

(2)	Does not include 5,000,000 earn-out shares which existed at the closing of the Business Combination, but for which Christian Schmid and Anette Schmid do not have the voting power or disposition power until USD 15.00 per share (for 2,500,000 shares), respectively, USD 18.00 per share (for the remainder of 2,500,000 shares) are reached. Christian Schmid and Anette Schmid are also holding 1,000,000 private warrants each, which can be converted into shares of the Company on a 1:1 basis or converted on a cashless basis. In addition, Christian Schmid and Anette Schmid are entitled to receive an additional 1,000,000 private warrants from Pegasus Digital Mobility Sponsor LLC within nine (9) months of the closing of the Business in accordance with the warranty agreement concluded on April 29, 2024, however, such transfer by Pegasus Digital Mobility Sponsor LLC to Christian Schmid and Anette Schmid has not yet occurred as of the date of this Annual Report.
(3)	On April 30, 2024, Dr. Stefan Berger, Prof. Sir. Ralf Speth and Jeremey Mistry entered into a warrant and share transfer agreement with Pegasus Digital Mobility Sponsor LLC in which they agreed to transfer 2,000,000 private warrants to Pegasus Digital Mobility Sponsor LLC in exchange of 200,000 shares in the Company of which Jeremey Mistry was allocated 100,000 shares and Dr. Stefan Berger was allocated the other 100,000 shares. No shares were allocated to Prof. Sir Ralf Speth under this warrant and share transfer agreement.
(4)	The voting power calculation and share ownership (disposition power) calculation is based on the total number of shares outstanding on the date of this Annual Report, which is 50,603,011 shares (i.e. 55,602,966 shares outstanding minus the 5,000,000 earn-out shares for which Christian Schmid and Anette Schmid do not hold any voting power or disposition power as of the date of this Annual Report). In addition, the calculations do not account for any warrants (which can be converted into shares on a 1:1 basis or on a cashless basis in the future).
(5)	Christian Schmid and Anette Schmid are the sole beneficiaries of the Community of Heirs after Dieter C. Schmid (Erbengemeinschaft). The aggregate shareholding of Anette Schmid, Christian Schmid and the Community of Heirs is 28,725,000 (not including the earn-out shares) which as of the closing of the Business Combination constituted 75.6% of the voting power and share ownership in the Company.
(6)	Based on the Schedule 13D filed by XJ Harbour HK Limited on February 11, 2026.

The 2026 Convertible Notes are subject to a 4.99% beneficial ownership limitation, which restricts conversion to the extent that, after giving effect to such conversion, the holder would beneficially own more than 4.99% of our outstanding Ordinary Shares, as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder.

The 2025 conversion right under the Term Loan Facility is not exercisable until 6 months after its completion in December 2025 and is thus not included in the above beneficial ownership table, even though officers and directors of the Company are beneficial owners of Black Forest Special Situations I. For more information, see “Item 10.C Material Contracts”. The 2025 share options were granted to Black Forest Special Situations I, which would own less than 5% of the outstanding capital if it were to exercise them.

Due to the fact that some of our shares are held by brokers and other nominees, the number of our shares held by, and the number of, beneficial holders with addresses in the U.S. is not fully ascertainable. As of February 11, 2026, according to the records of our transfer agent Continental Stock Transfer & Trust Company, 22,515,791 shares (which includes all shares directly held by each of Anette Schmid (6,894,000 shares) and Christian Schmid (6,894,000 shares) as shown in the table above) were held through Cede & Co, the nominee of The Depository Trust Company, in whose name all shares held in “street name” are held in the U.S. Overall, the Company is aware of the following shares being held by non-US persons: 14,937,000 shares are held by the Community of Heirs, all shares held by Christian Schmid and Anette Schmid (including 5,000,000 earn out shares) and all shares held by XJ Harbour HK Limited are held by non-US person and thus the majority of all outstanding shares are held by non-US persons. The remainder of the shares are held by a mix of U.S. and non-U.S. persons.

B. Related Party Transactions

See also Note 37 of our consolidated financial statements included elsewhere in this Annual Report for a description of certain transactions with related parties required to be disclosed under IFRS.

Christian Schmid and Anette Schmid are holders of private warrants and are major shareholders of the Company, see “Item 7 Major Shareholders and Related Party Transactions — A. Major Shareholders.”

For a description of our remuneration agreements with members of the Board and senior management, see the section titled “Item 6. Directors, Senior Management and Employees — B. Compensation.”

In 2025 and 2026 certain financing measures were undertaken to manage the liquidity of the Company. Some agreements were reached and executed with parties related to the Company or to the majority shareholders of the Company. For details on these related party transactions see “Item 10 Additional Information – B. Material Contracts” for agreements reached between the Company and XJ Harbour, its majority shareholders, the lender Black Forest Special Situations I and a Schmid family member.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See Item 18 of this Report for the consolidated financial statements and other financial information.

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

B. Significant Changes

A discussion of significant changes since December 31, 2024, is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of SCHMID Ordinary Shares and Public Warrants

The SCHMID Ordinary Shares and Public Warrants are listed on Nasdaq under the symbol “SHMD” and “SHMDW”, respectively. Holders of SCHMID Ordinary Shares and Public Warrants can obtain current market quotations for their securities. There can be no assurance that the SCHMID Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If SCHMID fails to comply with the Nasdaq listing requirements, the SCHMID Ordinary Shares could be delisted from Nasdaq.

USD 30 million Senior Convertible Notes and Warrants issued in January 2026

SCHMID has also sold 7.00% senior convertible notes due 2028, in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company together with the issuance of warrants to purchase ordinary shares of the Company in a private placement. The notes were issued at 98% of principal amount pursuant an indenture and are to be funded in two tranches. They have a two-year maturity. The warrants issued allow the investor to purchase shares of the Company in an amount determined by reference to the principal amount of the notes. The warrants are exercisable until December 15, 2028, at an exercise price equal to the lower of the applicable fixed premium conversion prices under the notes, exercisable for cash or, at the Company’s election, on a cashless basis.

Stock Option Agreement with Black Forest Special Situations I

Black Forest Special Situations I has a conversion right under the term loan facility, which is exercisable at a share price of US$2.15 into shares of the Company between six months after the draw down of the first tranche and the date of the term loan facility’s maturity, which is 15 months after the first tranche draw down. The first and second tranches may be converted independently of one another. The term loan facility has a 15% p.a. interest rate with interest payable at maturity, unless the conversion right is exercised and interest is also converted into shares of the Company. Further, the term loan facility includes security by the Company’s majority shareholders, Christian Schmid and Anette Schmid who pledged personal assets for each tranche as security. The Company and the Company’s 100% German subsidiary Gebr. Schmid GmbH are both guarantors.

As part of the drawdown of the €2,500,000 first tranche, the Company also agreed to issue option rights to Black Forest Special Situations I to acquire 1,250,000 shares of the Company at the prevailing VWAP at the time of concluding the term loan facility, which was $4.19 per share. The term loan facility agreement stipulated that an option agreement shall be executed, which was agreed and signed in January 2026 and sets out the exercise mechanics of the options as well as the discretionary possibility of the Company to cashless exercise the options. The options expire on December 16, 2030 and may be exercised in full or in several parts during the lifetime of the options agreement.

The information set forth in Exhibit 2.1 “Description of Securities” is incorporated herein by reference.

B. Plan of Distribution

Not applicable

C. Markets

SCHMID Ordinary Shares and Public Warrants are listed on Nasdaq under the symbol “SHMD” and “SHMDW”, respectively. Holders of the SCHMID Ordinary Shares can obtain current market quotations for their securities. There can be no assurance that the SCHMID Ordinary Shares will remain listed on Nasdaq. If SCHMID fails to comply with the Nasdaq listing requirements, the SCHMID Ordinary Shares and the warrants of SCHMID could be delisted from Nasdaq. A delisting of SCHMID Ordinary Shares will likely affect the liquidity of SCHMID Ordinary Shares and could inhibit or restrict the ability of SCHMID to raise additional financing.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, SCHMID has an issued share capital in the amount of €0.01 per issued share.

Under Dutch law, SCHMID’s authorized share capital of a public limited liability company is the maximum capital that SCHMID may issue without amending SCHMID’s Articles of Association and may be a maximum of five times the issued capital. An amendment of SCHMID Articles of Association would require a resolution of SCHMID’s General Meeting upon proposal by the SCHMID’s Board. SCHMID Articles of Association provide for an authorized share capital amounting to €0.01.

As of the Closing Date, none of SCHMID Shares were held by SCHMID in treasury.

All issued and outstanding SCHMID Shares are held in registered form. No share certificates may be issued.

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

Material Contracts Relating to the Business Combination

Business Combination Agreement

On May 31, 2023, Pegasus, Gebr. Schmid GmbH, TopCo and Merger Sub entered into the Business Combination Agreement which was amended by that First Amendment to Business Combination Agreement dated as of September 26, 2023 and which was further amended by the Second Amendment to Business Combination Agreement dated as of January 29, 2024, and which provided for, among other things, that Pegasus was selling TopCo to the shareholders of Gebr. SCHMID GmbH for nominal consideration; the shareholders of Gebr. Schmid GmbH were contributing their shares in Gebr. Schmid GmbH to TopCo in return for 28,725,000 TopCo shares; Pegasus then merged with Merger Sub, with Pegasus as the surviving company. In connection with the merger, each issued and outstanding share of Pegasus were, as a result of the Business Combination Agreement, automatically cancelled and extinguished in exchange for merger consideration and each outstanding warrant to purchase a Pegasus Class A share was, by its terms, converted into a warrant to purchase one TopCo share, on the same contractual terms and conditions as were in effect with respect to such warrants immediately prior to the closing of the merger; and immediately thereafter, a notarial deed was agreed to be executed by a Dutch notary in order to change the legal form of TopCo from a private limited liability company to a public limited liability company and its name changed to SCHMID Group N.V. The events set out in the Business Combination Agreement were completed on April 30, 2024.

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

Shareholders’ Undertaking

In connection with the Business Combination Agreement, Pegasus and the existing shareholders of Gebr. Schmid GmbH entered into a Shareholders’ Undertaking pursuant to which, among other things, each such existing shareholder (a) granted or will grant, as applicable, Gebr. Schmid GmbH and TopCo with a power of attorney permitting and directing Gebr. Schmid GmbH and/or TopCo to execute the necessary transfer documents (on behalf of such existing shareholder of Gebr. Schmid GmbH), required pursuant to Dutch and German law, to effect the closing of the Business Combination Agreement, (b) undertook, vis-à-vis the Company, TopCo, Pegasus and each other existing shareholder of Gebr. Schmid GmbHto take all necessary or desirable actions in connection with the transactions set forth in the Business Combination Agreement and (c) agreed, to certain customary covenants to support the Business Combination.

In the First Amendment to the Shareholders’ Undertaking, the parties agreed that Christian Schmid can transfer up to 1.5% of the shares in SCHMID prior to the closing of the Business Combination, subject to such third party acceding to the lock-up arrangements and other obligations in relation to such shares.

Sponsor Support Agreement

In connection with their entry into the Business Combination Agreement, the Sponsor, Pegasus, TopCo and Gebr. Schmid GmbH and certain individuals entered into the Sponsor Support Agreement, pursuant to which the Sponsor and other holders of founder shares have agreed (a) to vote in favor of the Business Combination Agreement and the transactions contemplated thereby and take all actions reasonably necessary to cause the closing of the Business Combination, including execution of the TopCo Ordinary Shareholder approval and (b) forfeit 2,812,500 Pegasus Class B Ordinary Shares that would otherwise have converted into TopCo Ordinary Shares in connection with the Merger for no consideration which may be used for incentives for non- redemption agreements or for PIPE investors (and if not used for such purposes, will be cancelled).

Lock-Up Letter and Agreements to Remove Lock-ups

In connection with the Business Combination Agreement, TopCo, the Sponsor and the existing shareholders of Gebr. Schmid GmbHentered into a Lock-Up Letter imposing certain restrictions on such shareholders ability to offer, sell, pledge or otherwise transfer or dispose of the shares they will receive in TopCo unless and until certain conditions outlined therein are met.

On February 27, 2024, Pegasus, the Sponsor, Gebr. Schmid GmbH, TopCo, and certain members of the board of directors and management of Pegasus entered into an agreement pursuant to which 2,812,500 Pegasus Class B Ordinary Shares are to be used as incentives to entice existing holders of Pegasus Class A Shares or new investors to enter into non-redemption and investment agreements. In order to enable the use of such Pegasus Class B Ordinary Shares, the agreement also lifts and waives the lock-up periods applicable thereto as well as any restrictions on the transfer of such shares.

Furthermore, on April 29, 2024, Pegasus, the Sponsor and TopCo agreed to also lift and waive the lock-up periods applicable to 1,375,000 shares held by certain 2021 IPO anchor investors in order to increase the freefloat of the Company after the closing of the Business Combination.

Registration Rights Agreement

At the closing of the Business Combination, TopCo has entered into a Registration Rights Agreement with Pegasus, Sponsor, XJ Harbour and Gebr. Schmid GmbHshareholders providing for, among other things, subject to the terms thereof, customary registration rights. TopCo has agreed to file a shelf registration statement to register the TopCo Ordinary Shares covered by the Registration Rights Agreement no later than thirty days following consummation of the Business Combination.

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

Private Warrants Undertaking Agreement

In connection with the execution of the Second Amendment to Business Combination Agreement, the Sponsor, Pegasus, Gebr. Schmid GmbH, TopCo and all officers and directors of Pegasus who hold private warrants have entered into a private warrants undertaking agreement, pursuant to which the Sponsor and such officers and directors of Pegasus agreed to (i) only exercise their private warrants on a “cashless basis” in accordance with the terms of the private warrants, and (ii) in case the reference price of the TopCo shares subsequently to the closing of the Business Combination reaches USD 18.00 to, on a “cashless basis”, exercise their private warrants in accordance with terms of the private warrants unless such warrants have been previously redeemed or exercised.

XJ Subscription Agreement

In connection with the execution of the Second Amendment to Business Combination Agreement, Pegasus, Gebr. Schmid GmbHand TopCo entered into a subscription agreement with XJ Harbour according to which XJ agreed to in stages transfer its 24.1% equity interest in Schmid Technology (Guangdong) Co., Ltd. (“STG”), a subsidiary of Gebr. Schmid GmbH, to TopCo for consideration amounting to

(i)1,406,361 TopCo shares to be allotted to XJ Harbour at the time of the completion of the Business Combination,
(ii)a EUR 10 million payment to XJ Harbour from TopCo at the closing of the Business Combination, (iii) a EUR 5 million payment to XJ from TopCo within 270 days from the day of the closing of the Business Combination and (iv) a EUR 15 million payment (plus an interest in respect thereof at an annual rate of 6% from the closing of the Business Combination to the date of payment) to XJ Harbour from TopCo within 455 days from the day of the closing of the Business Combination.

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

The first payment to XJ Harbour for EUR 10 million was made in 2024 following the closing of the Business Combination.

Warranty Agreement

On April 29, 2024, Pegasus, Gebr. Schmid GmbH, TopCo, Merger Sub and Validus/StratCap, LLC entered into a warranty agreement (the “Warranty Agreement”) in which Validus/StratCap, LLC guaranteed a reduction in the total indebtedness of Pegasus and TopCo remaining at the closing of the Business Combination (or converted to shares of TopCo at closing) will not exceed USD 7.4 million of which USD 2.75 million are deferred by nine months from the closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million). In addition, StratCap agreed to provide a loan of USD 2.35 million to TopCo within 30 days after closing of the Business Combination repayable within 12 months after closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million).

Prior to the Business Combination, Pegasus, TopCo, the Sponsor and various investors entered into non-redemption and investment agreements at a total volume of USD 26.4 million as follows:

●	Various investors entered into non-redemption and investment agreements for a total of 1,430,683 Class A ordinary shares of Pegasus (equaling approximately USD 16.3 million at the redemption price). In order to induce such investors to enter into these non-redemption and investment agreements, the Sponsor committed to transfer 1,741,743 founder shares (that were transferred to Class A shares prior to closing of the Business Combination and then exchanged 1:1 into shares of SCHMID Group N.V.) to such investors.

●	In addition, the Sponsor entered into an investment agreement to purchase 756,964 SCHMID Group N.V. shares at the closing of the Business Combination against approximately USD 8.6 million in debt of Pegasus owed to the Sponsor (such debt was transferred to SCHMID Group N.V. through a debt assumption and exchange agreement against the payment of cash by Pegasus to SCHMID Group N.V.). It was further agreed that Sponsor retains 921,544 founders shares which would otherwise be cancelled at closing of the Business Combination in order to induce the Sponsor to purchase SCHMID Group N.V. shares against setting off all USD 8.6 million in debt it was owed by Pegasus.
●	In addition, two further investors agreed to subscribe for 35,000 SCHMID Group N.V. shares after the closing of the Business Combination against cash payment to SCHMID Group N.V. at the redemption price per share (the Sponsor is obligated to transfer 42,610 of its founder shares – which have been converted into SCHMID Group N.V. shares at closing – to such investors for their commitment). In addition, Appleby, Cayman counsel to Pegasus committed to subscribe 87,565 shares of SCHMID Group N.V. against setting off fees due to Appleby (the Sponsor is obligated to transfer 106,603 of its founder shares – which have been converted into SCHMID Group N.V. shares at closing – to Appleby for its commitment to subscribe for the shares against setting off its fees that became due at the closing). These subscriptions for new shares of SCHMID Group N.V. are subject to the approval of the board of directors of the Company.

Material Agreements since December 31, 2024

Subscription Agreement with XJ Harbour HK Limited; Set-Off Agreement

On November 12, 2025, the Company entered into a subscription agreement and a set-off agreement with XJ Harbour, pursuant to which the Company agreed to issue and sell shares to XJ in a private placement. The Company agreed to issue ordinary shares to XJ at $2.15 per share to set off $26,962,158.90 of liabilities (including accrued interest) owed to XJ by the Company. In an extraordinary general shareholders’ meeting held by the Company on December 23, 2025, the shareholders authorized the issuance of shares to XJ. 12,540,539 SCHMID shares were issued on January 16, 2026 and transfered to XJ, The set-off became effective on that date.

Subscription Agreement with Schmid AVACO Korea

Further, on November 3, 2025, the Company entered into a subscription agreement and set-off agreement with SCHMID Avaco Korea (a non-consolidated 50-50 joint venture of SCHMID and AVACO) to issue a total of approximately 1.07 million SCHMID shares in a private placement to SCHMID Avaco Korea for USD 2.50 per share. These shares were to be issued based on the existing corporate authority of the Company to issue shares. Following the issuance of such shares, SCHMID Avaco Korea was to sell and transfer such shares to AVACO against set-off of liabilities against SCHMID and all group companies. The agreement with AVACO and SCHMID Avaco Korea stipulated, that if shares were not issued and registered with the SEC by January 31, 2026, any shares already issued were to be cancelled and the liabilities owed by SCHMID to AVACO were to be settled in cash.

Shareholder debt waiver

In September 2025, Anette Schmid and Christian Schmid agreed to waive €5 million in financial liabilities which were owed to them by SCHMID. These €5 million financial liabilities dated back to 2016 and were waived for no consideration or compensation. This waiver was part of the restructuring of SCHMID’s financial liabilities, which the Company undertook in 2025 that included the planned share issuances to XJ and SCHMID Avaco Korea, described above.

Secured Two-Tranche Term Loan Facility

The Company signed a secured two-tranche term loan facility with a total commitment value of up to €10,000,000 with the lender Black Forest Special Situations I, a Cayman Islands incorporated vehicle on December 16, 2025. The lender is backed by a consortium that includes the Company’s chairman of the Board, Sir Ralf Speth, members of the Board of directors of the Company, its CFO Arthur Schuetz, and third-party investment and advisory professionals. The first tranche consisted of €2,500,000, which were paid out on December 18, 2025.

The second tranche of up to €7,500,000 was set to be drawn down early in 2026, but was not utilized due to the Company issuing a convertible note (see below).

The lender has a conversion right under the term loan facility, which is exercisable at a share price of US$2.15 into shares of the Company between six months after the draw down of the first tranche and the date of the term loan facility’s maturity, which is 15 months after the first tranche draw down. The first and second tranches may be converted independently of one another. The term loan facility has a 15% p.a. interest rate with interest payable at maturity, unless the conversion right is exercised and interest is also converted into shares of the Company. Further, the term loan facility includes security by the Company’s majority shareholders, Christian Schmid and Anette Schmid who pledged personal assets for each tranche as security. The Company and the Company’s 100% German subsidiary Gebr. Schmid GmbH are both guarantors.

Related Party Loan

At the same time, the Company received a cash injection of €200,000 from a related party of the Schmid family on December 15, 2025. The agreed interest rate is 5% and the loan has a maturity of 15 months. The €200,000 were injected into the Company alongside the Company’s conclusion of the term loan facility described above.

USD 30 Million 7.00% Senior Convertible Note due 2028

On January 18, 2026 SCHMID entered into an investment agreement with an institutional investor, Linden Advisors LP, to sell, and on January 21, 2026 sold senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company together with the issuance of warrants to purchase ordinary shares of the Company in a private placement to the Investor. The notes were issued at 98% of principal amount pursuant an indenture and are to be funded in two tranches: (i) $15.0 million were be funded on January 21, 2026 and (ii) $15.0 million will be funded following the effectiveness of a registration statement covering the resale of the underlying shares in relation to the notes.

The notes bear interest at a rate of 7% per annum, compounded quarterly and payable in kind, subject to the Company’s right to elect cash payment upon prior notice. They have a two-year maturity, i.e. they will mature on January 21, 2028, unless previously converted into shares of the Company. This conversion option of the notes into shares of the Company at prices determined by reference to fixed premium conversion prices including at 95% of the applicable volume-weighted average price of the shares of the Company, is subject to a minimum conversion price and certain daily conversion limits as further specified in the investment agreement.

In connection with the issuance of the notes, the Company also issued warrants to the investor to purchase shares of the Company in an amount determined by reference to the principal amount of the notes. The warrants are exercisable until December 15, 2028, at an exercise price equal to the lower of the applicable fixed premium conversion prices under the notes, exercisable for cash or, at the Company’s election, on a cashless basis.

In connection with the execution of this investment agreement, the Company also entered into a registration rights agreement to file a registration statement covering the resale of the shares issuable upon conversion of the notes and exercise of the warrants. The Company’s obligations under the notes are guaranteed by its German operating subsidiary, Gebr. Schmid GmbH, subject to applicable German law limitations. The investment agreement and the provisions of the notes and warrants contain customary affirmative and negative covenants, issuer call provisions, change of control protections, mandatory redemption events, and events of default customary for transactions of this type.

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

E. Taxation

Certain Material U.S. Federal Income Tax Considerations

This section describes certain material U.S. federal income tax consequences to a U.S. holder (as defined below) with respect to the ownership and disposition of the Ordinary Shares and the Public Warrants (collectively, the “SCHMID securities”). This discussion deals only with U.S. holders that hold their SCHMID securities as capital assets (generally assets held for investment). It does not cover all aspects of U.S. federal income taxation that may be relevant to the U.S. holders (including reporting requirements, consequences under any alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This discussion also does not address tax considerations applicable to U.S. holders that own (directly, indirectly or by attribution) 5% or more of the SCHMID securities by vote or value, nor does this section discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to mark their securities to market for U.S. federal income tax purposes; investors that hold SCHMID securities as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; persons that received SCHMID securities as compensation for services; nonresident alien individuals present in the United States for 183 days or more during any taxable year; persons that have ceased to be U.S. citizens or lawful permanent residents of the United States; investors holding the SCHMID securities in connection with a trade or business conducted outside of the United States; S corporations; partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein); U.S. citizens or lawful permanent residents living abroad; investors that are required to include amounts in their taxable income in advance of receipt under rules regarding applicable financial statements; or U.S. holders whose functional currency is not the U.S. dollar).

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

Distributions on Ordinary Shares

The gross amount of any distribution on Ordinary Shares that is made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends paid by the Company generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that the Company is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the income tax treaty between Germany and the United States (the “Treaty”). A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ, such as the Ordinary Shares, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that the Ordinary Shares will be considered readily tradable on an established securities market in later years or that the Company will be eligible for the benefits of the Treaty. A U.S. holder will not be able to claim the reduced rate on dividends received from the Company if the Company is treated as a PFIC in the taxable year in which the dividends are received or in the preceding taxable year (or if any shares of the Company that they own are treated as stock in a PFIC). See the section entitled “— Application of the PFIC Rules to SCHMID Securities” below.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex and recent changes in the rules have imposed additional requirements and limitations that may further limit a U.S. Holder’s ability to claim a foreign tax credit in respect of any withholding taxes on dividends paid by the Company. Recent IRS guidance provides temporary relief from some of these additional requirements and limitations, subject to certain requirements being met, until further notice by the IRS. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

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

Exercise or Lapse of a Public Warrant

Except as discussed below with respect to the cashless exercise of a Public Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Ordinary Share on the exercise of a Public Warrant for cash. A U.S. holder’s tax basis in a Ordinary Share received upon exercise of the Public Warrant generally should be an amount equal to the sum of the U.S. holder’s adjusted tax basis in the Public Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Ordinary Share received upon exercise of the Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Public Warrant and will not include the period during which the U.S. holder held the Public Warrant. If a Public Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s adjusted tax basis in the Public Warrant. The deductibility of capital losses is subject to limitations.

The tax consequences of a cashless exercise of a Public Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Ordinary Shares received would equal the holder’s basis in the Public Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares generally would include the holding period of the Public Warrants exercised therefor.

It is also possible that a cashless exercise of a Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Public Warrants treated as surrendered to pay the exercise price of the Public Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Public Warrants and (ii) the sum of the U.S. holder’s adjusted tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. holder’s tax basis in the Public Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Ordinary Shares generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants.

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

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of Ordinary Shares for which the Public Warrant may be exercised or to the exercise price of the Public Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Public Warrant generally would be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described in the section entitled “— Distributions on Ordinary Shares” above. Such constructive distribution generally would be subject to tax as described in the section entitled that section in the same manner as if the U.S. holder of such warrant received a cash distribution from the Company equal to the fair market value of such increased interest.

Application of the PFIC Rules to SCHMID Securities

A non-U.S. corporation, such as the Company, will be a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, (i) 75% or more of its gross income is passive income, and/or (ii) 50% or more of the value of its assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Based on the expected composition of the Company’s gross assets and income and the manner in which the Company operated its business in 2024 and expects to operate its business in future years, the Company does not believe it was classified as a PFIC for U.S. federal income tax purposes for its 2024 taxable year nor does the Company expects to be classified as a PFIC in the foreseeable future. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets.

If the Company were a PFIC in any year during which a U.S. holder owns Ordinary Shares, subject to the discussion below regarding the mark-to-market (“MTM”) or qualified electing fund (“QEF”) elections, a U.S. holder generally will be subject to special rules (regardless of whether the Company continues to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares) and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

A U.S. holder may be able to avoid some of the adverse impacts of the PFIC rules described under in the preceding paragraph by making an MTM election with respect to its Ordinary Shares. The election is available only if the Ordinary Shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange. If a U.S. holder makes the MTM election, it generally will not be subject to the excess distribution regime discussed in the preceding paragraph and the tax consequences should be as set forth above under this paragraph. Any gain from marking the Ordinary Shares to market or from disposing of them would be ordinary income. Any loss from marking the Ordinary Shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking the Ordinary Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of unreversed inclusions with respect to such stock. It is expected that Ordinary Shares, which are listed on NASDAQ, will qualify as marketable shares for the PFIC rules purposes. No assurance can be given that the Ordinary Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid MTM election cannot be revoked without the consent of the IRS unless the Ordinary Shares cease to be marketable stock. In addition, it is anticipated that U.S. holders of Public Warrants will not be able to make an MTM election with respect to such warrants.

A U.S. holder would not be able to avoid the tax consequences described above by electing to treat the Company as a QEF because the Company does not intend to provide U.S. holders with the information that would be necessary to make a QEF election with respect to the Ordinary Shares. In any event, U.S. holders of Public Warrants will not be able to make a QEF election with respect to their warrants.

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

Material Dutch Tax Considerations

The following summary of certain Dutch taxation matters is based on the laws and practice in force as of the date of this proxy statement/prospectus and is subject to any changes in law and the interpretation and application thereof, which changes could have retroactive effect. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, hold or dispose of Ordinary Shares and/or Public Warrants, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. An investor holding Ordinary Shares is being referred to as a shareholder (“Shareholder”) and an investor holding Public Warrants is being referred to as a warrant holder (“Warrant Holder”).

For the purpose of the paragraph “Taxes on Income and Capital Gains” below it is assumed that an individual holding Ordinary Shares and/or Public Warrants who is taxed as a resident of the Netherlands for income tax purposes did not, does not and will not have a substantial interest (aanmerkelijk belang) or a deemed substantial interest in SCHMID.

Generally speaking, an individual has a substantial interest in a company if (a) such individual, either alone or together with the individual’s partner, directly or indirectly has, or is deemed to have or (b) certain relatives of such individual or the individual’s partner directly or indirectly have or are deemed to have (i) the ownership of, a right to acquire the ownership of, or certain rights over, shares representing 5% or more of either the total issued and outstanding capital of such company or the issued and outstanding capital of any class of shares of such company, or (ii) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5% or more of either the annual profit or the liquidation proceeds of such company. Also, an individual has a substantial interest in a company if his partner has, or if certain relatives of the individual or his partner have, a deemed substantial interest in such company. Generally, an individual or the individual’s partner or relevant relative has a deemed substantial interest in a company if either (a) such person or the individual’s predecessor has disposed of or is deemed to have disposed of all or part of a substantial interest or (b) such person has transferred an enterprise in exchange for shares in such company, on a non-recognition basis.

This summary assumes that SCHMID is not affiliated (gelieerd) to any recipient (voordeelgerechtigde) of any payments under the Ordinary Shares and/or Public Warrants within the meaning of the Withholding Tax Act 2021 (Wet bronbelasting 2021).

Generally speaking, an entity is regarded as ‘affiliated’ for Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021) purposes, if (i) it has a qualifying interest in SCHMID, (ii) SCHMID has a qualifying interest in the relevant entity or (iii) a third party has a qualifying interest in both SCHMID and the relevant entity. Generally, the term “qualifying interest” means a direct or indirectly held interest, individually or jointly as part of a qualifying unity (kwalificerende eenheid), that gives the holder of such interest definite influence over the decisions of the entity in which the interest is held and allows determination of its activities.

Where this summary refers to a Shareholder, Warrant Holder, holder of Ordinary Shares and Public Warrants, an individual holding Ordinary Shares and Public Warrants or an entity holding Ordinary Shares and Public Warrants, such reference is restricted to an individual or entity holding legal title to as well as an economic interest in such Ordinary Shares and Public Warrants or otherwise being regarded as owning Ordinary Shares and Public Warrants for Dutch tax purposes. It is noted that for purposes of Dutch income, corporate and gift and inheritance tax, assets legally owned by a third party such as a trustee, foundation or similar entity, may be treated as assets owned by the (deemed) settlor, grantor or similar originator or the beneficiaries in proportion to their interest in such arrangement.

Where the summary refers to “the Netherlands” or “Dutch” it refers only to the European part of the Kingdom of the Netherlands.

This overview assumes that SCHMID shall have its place of effective management in Germany and that it is treated as a German tax resident for German tax purposes.

Investors should consult their professional advisers as to the tax consequences of acquiring, holding and disposing of Ordinary Shares and Public Warrants.

Dividend Withholding Tax

Ordinary Shares

In general, SCHMID must withhold Dutch dividend tax from dividends distributed on the Ordinary Shares at the rate of 15%.

Dividends include, without limitation:

(i)	distributions of profits (including paid-in capital not recognised for Dutch dividend tax purposes) in cash or in kind, including deemed and constructive dividends;
(ii)	liquidation distributions and, generally, proceeds realised upon a repurchase of Ordinary Shares by SCHMID or upon the transfer of Ordinary Shares to a direct or indirect subsidiary of SCHMID, in excess of the average paid-in capital recognized for Dutch dividend tax purposes;
(iii)	the par value of Ordinary Shares issued to a shareholder or any increase in the par value of Ordinary Shares, except to the extent such (increase in the) par value is contributed to or funded out of the SCHMID’s paid-in capital recognised for Dutch dividend tax purposes;
(iv)	repayments of paid-in capital recognized for Dutch dividend tax purposes up to the amount of SCHMID’s profits (zuivere winst) unless SCHMID’s general meeting of shareholders has resolved in advance that SCHMID shall make such repayments and the par value of the Ordinary Shares concerned has been reduced by a corresponding amount through an amendment of SCHMID’s articles of association.

However, SCHMID is not required to withhold Dutch dividend tax from dividends distributed on the Ordinary Shares if, and for as long as, SCHMID is resident solely in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”), unless:

(i)	the Shareholder is an individual who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or an entity or enterprise that is subject to the Corporate Tax Act 1969 (Wet op de vennootschapsbelasting 1969) and is resident or deemed to be resident in the Netherlands for Dutch corporate tax purposes; or
(ii)	the Shareholder is an individual not resident and not deemed to be resident in the Netherlands for Dutch income tax purposes or an entity not resident and not deemed to be resident in the Netherlands for Dutch corporate tax purposes and derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Ordinary Shares are attributable.

The current German-Dutch tax treaty stipulates that if a company is treated as tax resident of both the Netherlands and Germany, it shall be treated as resident of the country in which it has its place of effective management for purposes of the treaty. As set out above, for the purposes of this summary we assume that SCHMID shall have its place of effective management in Germany.

If the Shareholder is a resident or deemed to be a resident in the Netherlands for Dutch corporate or income tax purposes, Dutch dividend tax which is withheld with respect to proceeds from the Ordinary Shares will generally be creditable for Dutch corporate tax or Dutch income tax purposes. For Shareholders that are subject to Dutch corporate tax, the credit of Dutch dividend tax per annum is limited to the amount of Dutch corporate tax due in that year. Any uncredited Dutch dividend can be carried forward without time restrictions.

Under the terms of Dutch domestic anti-dividend stripping rules, a recipient of dividends distributed on Ordinary Shares will not be entitled to an exemption from, reduction, refund, or credit of dividend tax if the recipient is not the beneficial owner of such dividends as meant in those rules.

Public Warrants

The mere exercise of a Warrant does in the view of SCHMID not give rise to Dutch dividend tax, except to the extent (i) the exercise price paid in cash per issued Ordinary Share is below the nominal value of an Ordinary Share and (ii) such difference is not charged against SCHMID’s share premium reserve recognized for purposes of Dutch dividend tax. If any Dutch dividend tax due is not effectively withheld for the account of the relevant Warrant Holder, Dutch dividend tax shall be due by SCHMID on a grossed-up basis, meaning that the Dutch dividend tax basis shall be equal to the amount referred to in the preceding sentence multiplied by 100/85. Exceptions and relief from Dutch dividend tax may apply as set forth in the preceding paragraph.

Taxes on Income and Capital Gains

Residents

Resident entities

An entity holding the Ordinary Shares and Public Warrants which is or is deemed to be resident in the Netherlands for Dutch corporate tax purposes and which is not tax exempt, will generally be subject to corporate tax (vennootschapsbelasting) in the Netherlands in respect of income or a capital gain derived from such Ordinary Shares and Public Warrants at rates up to 25.8%, unless the entity has the benefit of the participation exemption (deelnemingsvrijstelling) with respect to such Ordinary Shares. Generally speaking, the entity holding Ordinary Shares will have the benefit of the participation exemption if the entity owns at least 5% of the nominal paid-up share capital of SCHMID.

Resident individuals

An individual holding Ordinary Shares and Public Warrants who is or is deemed to be resident in the Netherlands for Dutch income tax purposes will generally be subject to income tax in the Netherlands in respect of income or a capital gain derived from such Ordinary Shares and Public Warrants at rates up to 49.5% if:

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

If neither condition (i) nor (ii) applies, the individual holding Ordinary Shares and Public Warrants will in principle be subject to Dutch income tax based on an aggregate deemed return for savings, debts and investments, regardless of any actual income or capital gain derived from the Ordinary Shares and Public Warrants. Separate deemed return percentages for savings, debts and investments apply as at the beginning of the relevant calendar year. The applicable percentages should be updated annually based on historic market yields. For 2026, the deemed return percentage for the category investments (including the Ordinary Shares and Public Warrants) is 6%.

However, if the Shareholder or Warrant Holder demonstrates that the aggregate actual return for savings, debts and investments – calculated in accordance with the Dutch Counterevidence Act (Wet tegenbewijsregeling box 3) – is lower than the applicable aggregate deemed return, the taxable basis should be that lower amount.

The individual’s taxable income from savings and investments (including the Ordinary Shares and Public Warrants) will be taxed at the prevailing statutory rate (36% in 2026).

Non-residents

A Shareholder or Warrant Holder which is not and is not deemed to be resident in the Netherlands for the relevant tax purposes will not be subject to taxation in the Netherlands on income or a capital gain derived from Ordinary Shares and Public Warrants, unless:

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

Gift and Inheritance Taxes

Dutch gift or inheritance taxes will not be levied on the occasion of the transfer of Ordinary Shares or Public Warrants by way of gift by, or on the death of, a holder, unless:

(i)	such Shareholder or Warrant Holder is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions; or
(ii)

the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions.

Value Added Tax

There is no Dutch value added tax payable by a Shareholder or Warrant Holder in respect of payments in consideration for the acquisition of Ordinary Shares and Public Warrants, payments of dividend on the Ordinary Shares and Public Warrants, or payments in consideration for the disposal of Ordinary Shares and Public Warrants.

Other Taxes and Duties

There is no Dutch registration tax, stamp duty, or other similar tax or duty payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of Ordinary Shares and Public Warrants.

Residence

A Shareholder or Warrant Holder will not be and will not be deemed to be resident in the Netherlands for Dutch tax purposes and, subject to the exceptions set out above, will not otherwise be subject to Dutch taxation, by reason only of acquiring, holding or disposing of Ordinary Shares and Public Warrants.

Material German Tax Considerations

The following section is a description of the material German tax considerations that become relevant when acquiring, owning and/or disposing of Ordinary Shares and Warrants as from the date of this Annual Report. It is based on the German tax law applicable as of the date of this Annual Report without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

This section is intended as general information only and does not purport to be a comprehensive or complete description of all potential German tax effects of the acquisition, ownership or disposal of Ordinary Shares or Warrants and does not set forth all German tax considerations that may be relevant to a particular person’s decision to acquire Ordinary Shares or Warrants. It cannot be ruled out that the German tax authorities or courts may consider an alternative interpretation or application to be correct that differs from the one described in this section.

This section does not describe any German tax considerations or consequences that may be relevant to the acquisition, ownership or disposal of Ordinary Shares or Warrants by a shareholder (i) for whom or for a direct or indirect shareholder or beneficiary of whom the income or capital gains derived from the Ordinary Shares or Warrants are attributable to employment, trade or freelancing activities, the income from which is taxable in Germany, or (ii) who exchanges, or has exchanged, other German taxable assets for Ordinary Shares or Warrants (or vice versa) under a German tax deferral transaction of the German reorganization tax act (Umwandlungssteuergesetz).

This section does not constitute particular German tax advice and potential purchasers of Ordinary Shares or Warrants are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and/or disposal of Ordinary Shares or Warrants in light of their particular circumstances with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of provisions of any applicable tax treaty on the mitigation of double income taxation (each a “tax treaty”), as well as any tax consequences arising under the laws of any state, local or other non-German jurisdiction. A shareholder or holder of Warrants may include an individual who or an entity that does not have the legal title to the Ordinary Shares or Warrants, but to whom nevertheless the Ordinary Shares or Warrants are attributed for German tax purposes, based either on such individual or entity owning a beneficial interest in the Ordinary Shares or Warrants or based on specific statutory provisions.

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

We assume for all purposes herein that we shall be tax resident in Germany at all relevant points in time when taxable events may occur. For the avoidance of doubt, any tax effects in relation to the Warrants or Ordinary Shares (other than as regards withholding tax as addressed below) are out of the scope of this Annual Report.

German Taxation of Holders of Ordinary Shares

Taxation of Dividends

Withholding Tax on Dividend Payments

Dividends distributed from SCHMID to our shareholders are generally subject to German withholding tax, except for certain scenarios in which a dividend is either excluded from the scope of German withholding tax (for example, repayments of capital from the tax contribution account (steuerliches Einlagekonto)) or fully or partially withholding tax exempt, as further described. The withholding tax rate is 25% plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, totaling 26.375% of the gross dividend amount and potentially church withholding tax for shareholders who are private individuals in certain cases (see below). Withholding tax is to be withheld and passed on for the account of the shareholders, depending on the specific circumstances, by the domestic branch of a domestic or foreign credit or financial services institution (Kredit- oder Finanzdienstleistungsinstitut) or by the domestic securities institution (inländisches Wertpapierinstitut) that keeps and administers the Ordinary Shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the Ordinary Shares were entrusted for custody if the dividends are distributed to a foreign agent by such securities custodian bank (each of which is referred to as the “Dividend Paying Agent”), or, in the case the Ordinary Shares are not held in deposit with a Dividend Paying Agent, SCHMID is responsible for withholding and remitting the tax to the competent tax office. Such withholding tax is generally levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a parent company within the meaning of Art. 3 para. 1 lit. a of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another Member State of the European Union, withholding tax may be refunded or not levied upon application and subject to further conditions (as set out below). This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in SCHMID is effectively connected with and actually attributed to this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of SCHMID of at least 10% for an uninterrupted period of at least twelve months. Further, the foreign resident shareholder must be eligible for purposes of the EU Parent Subsidiary Directive (as set out above) to invoke the reduction, and in addition, the German anti-directive/ treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz) must not be fulfilled.

The withholding tax on dividends distributed to other foreign resident shareholders may be refunded or not levied upon application (as set out below) in accordance with an applicable tax treaty (to 15%, 5% or 0% depending on certain prerequisites) if Germany has concluded such tax treaty with the country of residence of the shareholder and if the shareholder does not hold the Ordinary Shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. Further, the foreign resident shareholder must be eligible for tax treaty purposes, and in addition, neither the limitation of benefits provision in a tax treaty nor the German anti-directive/treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz) must be fulfilled.

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

The application for a refund of withholding tax under the EU Parent Subsidiary Directive, a tax treaty or the aforementioned option for foreign corporate bodies is to be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern) within four years following the end of the calendar year in which the dividends were received. The application shall be made by submitting a completed form for refund (available at the website of the Federal Central Tax Office (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that deducted the respective withholding tax via the website of the German Federal Central Tax Office (“electronic procedure”). In this case, the refund of deducted withholding tax is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the EU Parent Subsidiary Directive (0%) or on the basis of the tax rate set forth in the applicable tax treaty (15%, 5% or 0%) is refunded by the German Federal Central Tax Office.

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

Please note that applying for a non-assessment notice and/or applying for a refund might require a significant amount of time. On 2 April 2024, the German Federal Government published a statement, according to which the Central Federal Tax Office currently needs (on an average basis) 480 days for deciding about the issuance of non-assessment notices under relief of source procedures (Freistellungsverfahren) and 615 days for deciding about refunds under the retain and refund procedures (Erstattungsverfahren). According to a recent statement on the website of the German Federal Central Tax Office, due to the large number of applications received, processing times for refund can exceed 20 months.

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

For individual or corporate shareholders tax resident outside Germany neither holding the Ordinary Shares through a permanent establishment (Betriebsstätte) in Germany nor as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) is then final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (for example, those shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their Ordinary Shares as business assets, as well as for shareholders tax resident outside of Germany holding their Ordinary Shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including the solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including the solidarity surcharge) in excess of such tax liability will be refunded upon receipt of the relevant tax assessment. For individual shareholders tax resident in Germany holding Ordinary Shares as private assets, the withholding tax is a final tax (Abgeltungsteuer), subject to the exceptions described in the following section.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Ordinary Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding Ordinary Shares as private assets, dividends are subject to a flat rate tax, which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus a 5.5% solidarity surcharge thereon totaling 26.375% and church tax (Kirchensteuer) in the case the shareholder is subject to church tax because of his or her personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax, unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the specific tax rate, including church tax, are to be discussed with the individual tax advisor of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) assessed jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by an agent of SCHMID or SCHMID. However, if the flat tax results in a higher tax burden as opposed to the private individual shareholder’s personal income tax rate, the private individual shareholder can opt for taxation at his or her personal income tax rate. In that case, the final withholding tax will be credited against the income tax. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law assessed jointly can only jointly exercise the option.

Exceptions from the flat rate tax (satisfied by withholding the tax at source, Abgeltungswirkung) may apply — that is, only upon application — (i) for shareholders who have a shareholding of at least 25% in SCHMID and (ii) for shareholders who have a shareholding of at least 1% in SCHMID and work for the Company in a professional capacity, each within the assessment period for which the application is first made. In such a case, the same rules apply as for sole proprietors holding Ordinary Shares as business assets (see below “— Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Ordinary Shares as Business Assets — Sole Proprietors”). Further, the flat rate tax does not apply if and to the extent dividends reduced SCHMID taxable income.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Ordinary Shares as Business Assets

If a shareholder holds Ordinary Shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the corporation holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid (participation exemption). The acquisition of a participation of at least 10% in the course of a calendar year (in one instance) is deemed to have occurred at the beginning of such calendar year. Participations in the share capital of the Company that a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and, therefore, are effectively subject to corporate income tax (plus a solidarity surcharge); i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax deductible. The participation exemption does not apply if and to the extent dividends reduced SCHMID’s taxable income.

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

If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15% plus a 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the applicable municipality levy rate determined by the municipality in which the corporate shareholder has its place of management and permanent establishments, respectively, to which the Ordinary Shares are attributed).

Special regulations apply that abolish the 95% tax exemption, if Ordinary Shares are held (i) as trading portfolio (Handelsbestand) assets in the meaning of Section 340e paragraph 3 of the German Commercial Code (Handelsgesetzbuch) by a (a) credit institution (Kreditinstitut), (b) securities institution (Wertpapierinstitut) or (c) financial service institution (Finanzdienstleistungsinstitut) or (ii) as current assets (Umlaufvermögen) by a financial enterprise (Finanzunternehmen) within the meaning of the German Banking Act (Kreditwesengesetz), in the case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution, a securities institution or a financial service institution, or (iii) by a life insurance company, a health insurance company or a pension fund in the case the shares are attributable to the capital investments, resulting in fully taxable income (any shareholder falling under (i), (ii) or (iii), a “Non-Exempt Corporation”).

Sole proprietors

For sole proprietors (individuals) resident in Germany holding Ordinary Shares as business assets, dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her personal income tax rate plus a 5.5% solidarity surcharge thereon (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, church tax may be levied, whereby the 40% tax-exemption does not apply to church tax. In addition, the dividend income is entirely subject to trade tax if the Ordinary Shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant assessment period. In this latter case, the net amount of dividends, i.e., after deducting directly related expenses, is exempt from trade tax. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to the lower of 4.0 times the trade tax measurement amount (Gewerbesteuer-Messbetrag) and the amount of trade tax actually payable.

Partnerships

In the case Ordinary Shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as a solidarity surcharge (if applicable) are levied only at the level of the partners with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

●	if the partner is a corporation, the dividend income will be subject to corporate income tax plus a solidarity surcharge (see above “—Corporations”);
●	if the partner is a sole proprietor, the dividend income will be subject to the partial income rule (see above “—Sole Proprietors”) plus a solidarity surcharge (if applicable); or
●	if the partner is a private individual – only possible if the partnership is not a (operative or deemed) commercial partnership, the dividend income will be subject to the flat tax rate plus a solidarity surcharge (see above “—Private Individuals”).

In the case the partnership is a (operative or deemed) commercial partnership with its place of management in Germany, the dividend income is subject to German trade tax at the level of the partnership, unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period. In such case, the dividend income is 95% exempt from trade tax to the extent the partners of the partnership are corporations (indirectly holding at least 10% of the shares in SCHMID) and 40% exempt from trade tax to the extent the partners of the partnership are sole proprietors. Any trade tax levied on the level of the partnership will be eligible for credit against an individual shareholder’s personal income tax liability based on the applicable municipal trade tax rate, depending on the individual tax situation of the shareholder and further circumstances and limited to the lower of 4.0 times the partial trade tax measurement amount allocable to such individual partner and the amount of trade tax actually payable by such individual partner.

Partnerships can opt to be treated as a corporation for purposes of German income taxation. If the shareholder is a partnership that has validly exercised such option right, any dividends from shares or subscription rights are subject to corporate income tax (and, for the avoidance of doubt, trade tax).

Taxation of Dividend Income of Shareholders Tax Resident Outside of Germany

For individual or corporate shareholders tax resident outside of Germany neither holding the Ordinary Shares through a permanent establishment in Germany nor as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption (as set out above in “— Withholding Tax on Dividend Payments”).

In contrast, individual or corporate shareholders tax resident outside of Germany holding the Company’s Ordinary Shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the Ordinary Shares as business assets. The withholding tax withheld (including the solidarity surcharge) will generally be credited against the shareholder’s personal income tax or corporate income tax liability in Germany if the prerequisites set out above (see “— Withholding Tax on Dividend Payments”) are fulfilled.

Taxation of Capital Gains

Withholding Tax on Capital Gains

Capital gains realized on the disposal of Ordinary Shares are only subject to withholding tax if a domestic branch of a domestic or foreign credit or financial services institution (Kredit- oder Finanzdienstleistungsinstitut) or a domestic securities institution (inländisches Wertpapierinstitut) (each of which is referred to as the “German Disbursing Agent”) stores or administrates or carries out the disposal of the Ordinary Shares and pays or credits the capital gains. In those cases, the institution (and not the Company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and to pay the withholding tax to the competent tax authority.

In the case the Ordinary Shares are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in the case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of the aforementioned exemption under (i), the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed with the tax office competent for the beneficiary by using the officially prescribed form.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Ordinary Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding Ordinary Shares as private assets, capital gains realized on the disposal of Ordinary Shares are subject to final withholding tax (Abgeltungsteuer). Accordingly, capital gains will be taxed at a flat tax rate of 25% plus a 5.5% solidarity surcharge thereon totaling 26.375% and church tax in the case the shareholder is subject to church tax because of his or her personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office (details related to the computation of the specific tax rate, including church tax, are to be discussed with the personal tax advisor of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the Ordinary Shares and the expenses directly and materially related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) assessed jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

In the case the flat tax results in a higher tax burden as opposed to the private individual shareholder’s personal income tax rate, the private individual shareholder can opt for taxation at his or her personal income tax rate. In that case, the withholding tax (including the solidarity surcharge) withheld will be credited against the income tax. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly and married couples as well as for partners in accordance with the registered partnership law assessed jointly may only jointly exercise the option.

Capital losses arising from the disposal of the Ordinary Shares can only be offset against other capital gains resulting from the disposition of the Ordinary Shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the disposal of shares in stock corporations in future years. The constitutionality of such limitation on the offsetting of losses is currently the subject of a pending procedure at the German Federal Constitutional Court.

If the seller of the Ordinary Shares or in the case of gratuitous transfer, its legal predecessor, has held, directly or indirectly, at least 1% of the Company’s registered share capital at any time during the five years prior to the disposal, capital gains are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only 60% of the capital gains (determined as sales proceeds less business expenses related to the sale) will be taxed at his or her personal income tax rate plus a 5.5% solidarity surcharge thereon (if applicable). In addition, church tax may be levied, whereby the 40% tax-exemption does not apply to church tax. The withholding tax withheld (including solidarity surcharge) will be credited against the shareholder’s personal income tax liability in Germany.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Ordinary Shares as Business Assets

If a shareholder holds Ordinary Shares as business assets, the taxation of capital gains realized on the disposal of such shares depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership:

Corporations

Capital gains realized on the disposal of Ordinary Shares by a corporate shareholder are generally exempt from corporate income tax and trade tax. However, 5% of the tax-exempt capital gains are deemed to be non-deductible business expenses for tax purposes and, therefore, are effectively subject to corporate income tax (plus a solidarity surcharge) and trade tax; i.e., a tax exemption of 95%. Business expenses incurred in connection with the capital gains are entirely tax deductible.

Capital losses incurred upon the disposal of Ordinary Shares or other impairments of the share value are not tax deductible. Capital losses in this context are also defined as any losses incurred in connection with a loan or security in the event the loan or the security is granted by a shareholder or by a related party thereto or by a third person with the right of recourse against the before mentioned persons and the shareholder holds directly or indirectly more than 25% of the Company’s registered share capital.

Special regulations apply, which may exclude aforementioned tax exemptions if the Ordinary Shares are held by a Non-Exempt Corporation.

Sole Proprietors

If the Ordinary Shares are held by a sole proprietor, capital gains realized on the disposal of the Ordinary Shares are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only 60% of the capital gains (determined as sales proceeds less business expenses related to the sale) will be taxed at his or her personal income tax rate plus a 5.5% solidarity surcharge thereon (if applicable). In addition, church tax may be levied, whereby the 40% tax-exemption does not apply to church tax. In addition, 60% of the capital gains are subject to trade tax if the Ordinary Shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to the lower of 4.0 times the trade tax measurement amount and the amount of trade tax actually payable.

Partnerships

In the case the Ordinary Shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax as well as solidarity surcharge (and church tax) since partnerships qualify as transparent for German income tax purposes. In this regard, corporate income tax or personal income tax as well as a solidarity surcharge (and church tax, if applicable) are levied only at the level of the partners with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

●	If the partner is a corporation, the capital gains will be subject to corporate income tax plus solidarity surcharge (see above “— Corporations”). Trade tax will be levied additionally at the level of the partner insofar as the relevant profit of the partnership is not subject to trade tax at the level of the partnership. However, with respect to both corporate income and trade tax, the 95%-exemption rule as described above applies. With regard to corporations as partners, special regulations apply if they are held by a Non-Exempt Corporation, as described above.
●	If the partner is a sole proprietor (individual), the capital gains are subject to the partial income rule plus a solidarity surcharge (if applicable) (see above “—Sole Proprietors”).

In addition, if the partnership is liable to German trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, any trade tax paid on the level of the partnership will be eligible for credit against an individual partner’s personal income tax liability based on the applicable municipal trade tax rate and depending on the individual tax situation of the individual and further circumstances, limited to the lower of 4.0 times of the partial trade tax measurement (Gewerbesteuer-Messbetrag) allocable to such individual partner and the amount of trade tax actually payable by such individual partner.

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

Taxation of Capital Gains Realized by Shareholders Tax Resident Outside of Germany

Capital gains realized on the disposal of the Ordinary Shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the Ordinary Shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany or (ii) the shareholder or, in the case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the Company’s share capital at any time during a five years period prior to the disposal.

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

General treatment of Capital Gains

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

In the event of delivery of Ordinary Shares upon exercise of the Warrants, the tax consequences are not entirely clear under German tax law. In principle, the acquisition costs of the Warrants plus any additional sum paid upon exercise should be regarded as acquisition costs of the Ordinary Shares received upon physical settlement. Consequently, and subject to the following, no capital gain and no withholding tax may result from such exercise and delivery of Ordinary Shares upon exercise. Withholding tax may in this case only apply to any gain resulting later from the subsequent disposal, redemption or assignment of the Ordinary Shares received under certain circumstances.

Please note, however, that the German tax authorities have not confirmed the above treatment for the exercise of U.S. warrants, but only for the exercise of convertible bonds (Wandelschuldverschreibungen, Optionsscheine), wherefore, uncertainty remains regarding its application on the exercise of the Warrants. Therefore, there is a relevant risk that the delivery of Ordinary Shares upon exercise of the Warrants may constitute a taxable event and may attract withholding tax (as regards the latter, in the case a German Disbursing Agent is involved as per the above). Generally, capital gains are determined as the difference between (a) the proceeds of the sale or other disposition and (b) the acquisition costs plus the expenses directly connected to the sale or other disposition. It is unclear how exactly such capital gain would have to be determined in the case of delivery of Ordinary Shares upon exercise of the Warrants; possibly, the fair market value of the Ordinary Shares at the time of the exercise would be deemed relevant.

In computing any German tax to be withheld, the German Disbursing Agent generally deducts from the basis of the withholding tax, subject to certain limitations, negative investment income realized by a non- business holder of the Warrants via the German Disbursing Agent (e.g., losses from the sale of other securities with the exception of shares). The German Disbursing Agent also deducts accrued interest on other securities (if any) paid separately upon the acquisition of the respective security by a non-business holder of Warrants via the German Disbursing Agent. In addition, subject to certain requirements and restrictions, the German Disbursing Agent may credit foreign withholding taxes levied on investment income in a given year regarding securities held by a non-business holder of Warrants in the custodial account with the German Disbursing Agent.

Non-business holders of the Warrants are entitled to an annual saver’s allowance of €1,000 for an individual or €2,000 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) assessed jointly for all investment income received in a given year. Upon the non-business holder of the Warrants filing an exemption certificate (Freistellungsauftrag) with the Disbursing Agent, the Disbursing Agent will take the allowance into account when computing the amount of tax to be withheld.

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

Individuals as the Holders of the Warrants

The personal income tax liability of a holder of the Warrants holding the Warrants as private assets deriving income from capital investments under the Warrants is, in principle, settled by the tax withheld (unless for example the income from Warrants qualifies as income from the letting and leasing of property). To the extent withholding tax has not been levied, such as in the case of Warrants kept in custody abroad or if no German Disbursing Agent is involved in the payment process, the non-business holder of Warrants must report his or her income and capital gains derived from the Warrants (through disposition or cash settlement, if applicable pursuant to the warrant agreement underlying the Warrants) on his or her tax return and then will also be taxed at a rate of 25% (plus a solidarity surcharge of 5.5% thereon, resulting in an aggregate rate of 26.375%; and church tax, if applicable).

In the event of delivery of Ordinary Shares upon exercise of the Warrants, the tax consequences are not entirely clear under German tax law. As per the above, there is a relevant risk that the delivery of Ordinary Shares upon exercise of the Warrants may constitute a taxable event and may attract withholding tax (as regards the latter, in the case a German Disbursing Agent is involved as per the above). Generally, capital gains are determined as the difference between (a) the proceeds of the sale or other disposition and (b) the acquisition costs plus the expenses directly connected to the sale or other disposition. It is unclear how exactly such capital gains would have to be determined in the case of delivery of Ordinary Shares upon exercise of the Warrants; possibly, the fair market value of the Ordinary Shares at the time of the exercise would be deemed relevant. For more detail, cf. above under the general comments.

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

With regard to non-business holders of Warrants, there is a relevant risk that such losses may only be applied against profits from income from capital investments (including but not limited to profits from other warrants) derived in the same or, subject to certain limitations, in subsequent years.

Corporations, Sole Proprietors and Partnerships

Where Warrants form part of a trade or business, the withholding tax, if any, will not settle the personal or corporate income tax liability. The respective holder of Warrants (or the partner of the partnership holding the Warrants) will have to report income and related (business) expenses resulting from the disposition or (if applicable) cash settlement of the Warrants or, potentially, from a delivery of Ordinary Shares on the tax return and the balance will be taxed at the holder’s (or the partner of the partnership holding the Warrants) applicable tax rate. Withholding tax levied, if any, will be credited against the personal or corporate income tax of the holder (or the partner of the partnership holding the Warrants). Capital gains resulting from a disposal, redemption, repayment, assignment, cash settlement (if applicable) or, potentially, from a delivery of Ordinary Shares upon exercise of the Warrants may also be subject to German trade tax, if the Warrants form part of a German trade or business. A corporate income tax or trade tax exemption should, in this case, not be applicable.

Losses can be carried forward indefinitely and, within certain limitations, applied against profits from income from capital investments (including but not limited to profits from other warrants) in subsequent years.

In the case of physical settlement of the Warrants, please see the above sections on disposal of Ordinary Shares for German taxation of the disposal or other transaction involving a resulting Ordinary Share.

Solidarity Surcharge

The solidarity surcharge has been partially abolished or reduced as of the assessment period 2021 for certain German taxpayers. The solidarity surcharge continues, however, to apply for corporate income tax and capital investment income and, thus, on withholding taxes levied. In the case the individual income tax burden for an individual holder is lower than 25%, the holder can apply for his or her capital investment income being assessed at his or her individual tariff-based income tax rate, in which case solidarity surcharge should be refunded.

Inheritance and Gift Tax

The transfer of Ordinary Shares or Warrants to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft-und Schenkungsteuer) if at the time of transfer:

(i)the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or
(ii)(irrespective of the personal circumstances) the Ordinary Shares or Warrants are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or
(iii)(irrespective of the personal circumstances) at least 10% of the registered share capital of SCHMID is held directly or indirectly by the decedent or person making the gift, himself or together with a related party in terms of Section 1 (2) German Foreign Tax Act (Außensteuergesetz).

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

Value Added Tax (VAT)

No German value added tax (Umsatzsteuer) will arise in respect of any acquisition, ownership and/or disposal of the Ordinary Shares or Warrants unless in certain cases where a waiver of an applicable VAT exemption occurs. Any such waiver would require a supply of securities from one entrepreneur for VAT purposes to the enterprise of another entrepreneur for VAT purposes.

Transfer Taxes

No German capital transfer tax (Kapitalverkehrsteuer) or stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, owning or disposing the Ordinary Shares or Warrants. Net wealth tax (Vermögensteuer) is currently not levied in Germany. German real estate transfer tax (Grunderwerbsteuer) may only be attracted by the acquisition (including by way of exercise of Warrants) or sale of Ordinary Shares or certain comparable transactions under very specific circumstances if SCHMID, or a subsidiary entity to SCHMID, own German situs real estate at such time, with “ownership” and “real estate” both having an extended meaning under the German Real Estate Transfer Tax Act (Grunderwerbsteuergesetz). Exemptions apply in specific cases of exchange traded shares.

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

For more information about financial risks we are exposed to, refer to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

See Exhibit 2.1 “Description of Securities.”

B. Warrants and Rights

See Exhibit 2.1 “Description of Securities.”

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

2024 20-F filing delinquency

The Company did not file its annual report on Form 20-F for the fiscal year ended December 31, 2024 by the prescribed due date of April 30, 2025. The Company filed a Form 12b-25 (Notification of Late Filing) but was unable to file its 2024 20-F in the late filing period. The Company published the reasons for the delay in filing which were (i) the complexity of accounting associated with the April 30, 2024 de-SPAC transaction, including the determination of IFRS 2 fair value-based charges, (ii) documentation and valuation work for a Turkish joint venture executed on December 31, 2024 that were required for fiscal-year 2024 accounting, and (iii) the need to complete financing and creditor arrangements, including with XJ Harbour HK Limited and other stakeholders, to support a going-concern basis for the 2024 financial statements.

On May 21, 2025, the Company furnished a report on Form 6-K disclosing receipt of a Nasdaq notice regarding non-compliance with Nasdaq Listing Rule 5250(c)(1) due to this delayed filing of its 2024 Form 20-F; under Nasdaq procedures, the Company was permitted to submit a plan to regain compliance, which it did and received an extension to November 11, 2025 to file.

The Company did not file its Form 20-F within the extension period up to November 11, 2025, and on November 17, 2025, the Company furnished a Form 6-K reporting that Nasdaq staff had issued a determination to delist the Company’s securities for failure to satisfy the filing requirement- SCHMID appealed the decision and was granted a stay pending a decision of the Nasdaq Hearings Panel. In that same period, the Company disclosed liability-to-equity transactions with XJ Harbour HK Limited and SCHMID AVACO Korea, as well as a waiver by the Company’s majority shareholders of €5 million in related party indebtedness, all of which formed part of the financing and creditor arrangements. The Company submitted a hearing request to Nasdaq on November 19, 2025.

On December 17, 2025, the Company furnished a Form 6-K reporting (i) unaudited financial information for the six months ended June 30, 2025 and an update to fiscal year 2025 guidance, (ii) a two tranche secured term loan facility of up to €10 million, and (iii) a €200,000 related party loan, and also announced the appointment of an incoming chief financial officer effective January 1, 2026, Arthur Schütz. On December 19, 2025, the Company submitted a written compliance plan to the Nasdaq Hearings Panel describing the steps remaining to complete the audit and file the 2024 Form 20-F. A hearing before the Nasdaq Hearings Panel was held January 8, 2026.

Subsequent to the hearing, on January 8, 2026, the Company furnished a Form 6-K reporting entry into a US$30 million convertible notes financing and confirming completion of the XJ share issuance on January 21, 2026. In the same filing, the Company also stated it does not intend to draw the remaining €7.5 million under the December 2025 term-loan facility in light of the new financing. The Company received an extension from Nasdaq to regain compliance, i.e. file its 20-F, until April 30, 2026, on January 22, 2026.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Not applicable

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures. Our chief executive officer and our chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective, as in 2025 the Company became delinquent in filing its annual report on Form 20-F relating to fiscal year 2024, due to unresolved accounting and liquidity issues it faced. See “Item 4. History and Development of the Company”.

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

B.Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective based on criteria established in the COSO 2013 framework. Though the Company took steps to remediate existing material weaknesses in its internal controls in 2024, two material weaknesses were again identified for the year ended December 31, 2024.

One weakness related to the number of employees in the accounting and financial reporting teams with IFRS and SEC expertise and one weakness related to the shortcomings in design and implementation of effective controls over certain general information technology controls for IT systems. The remediation steps taken included intensive additional training for Company employees in the area of IFRS. The Company continues to seek advice from external experts for special topics that go beyond our day-to-day business. We consider this approach to be appropriate for a company of our size. In the area of IT controls, we have closely examined the security of our IT systems and closed previously identified vulnerabilities. Employee threat awareness was improved with relevant training. The authorization concept was completely revised. The Company has hired external IT security firms to conduct simulated phishing and spam attack exercises as part of our cybersecurity program. In addition to internal control measures, the network and critical systems are continuously monitored by experienced security experts using AI applications checking for unusual activity, achieving an increased level of security.

C.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies. Our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

D.Change in Internal Control Over Financial Reporting

There were a number of remediation steps taken and changes made in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024, relating to the material weaknesses identified, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. See “Item 15.B Management’s Annual Report on Internal Control Over Financial Reporting” for details.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Dr. Annedore Streyl fulfills the requirements for a financial expert on the audit committee. She is a fully qualified lawyer and is admitted to the bar in Germany. She has worked as an attorney at Freshfields Bruckhaus Deringer in Berlin in Corporate/M&A between 1993 and 2017, was named partner there in 1998, and also served as Managing Director of the Berlin office. Between 2017 and 2023, Dr. Streyl was a partner at Ernst & Young Law GmbH in Berlin, where she led the M&A practice in Germany. She also served as a member of the management board and General Counsel of Ernst & Young GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, between 2020 and 2024, where she managed the investigation of the Wirecard case.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

KPMG AG Wirtschaftsprüfungsgesellschaft, was our auditor for the year ended December 31, 2024. The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year ended	For the Year ended
	December 31, 2023[1]	December 31, 2024[1]
	in € thousands	in € thousands
Audit Fees	1,300	1,750
Total Fees	1,300	1,750

1 The audit fees related to fiscal year 2024 and 2023 include fees billed and estimated for services related to the audit of financial statements of the relevant year, while such services may have occurred and been billed at a later date.

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

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Description

1.1	Articles of Association of SCHMID Group N.V. as of April 30, 2024. (incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

2.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (incorporated by reference to Exhibit 2.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

2.2

Warrant Agreement dated October 21, 2021 (incorporated by reference of Pegasus Digital Mobility Acquisition Corp.’s Current Report (File No. 001-40945) on Form 8-K filed with the SEC on October 26, 2021).

2.3

Warrant Assignment, Assumption and Amendment Agreement between Continental Stock Transfer & Trust Company, SCHMID Group N.V. and Pegasus Digital Mobility Acquisition Corp. (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on May 15, 2024).

4.1

Business Combination Agreement, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V. (future SCHMID Group N.V.), and Pegasus MergerSub Corp. (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.2

First Amendment to Business Combination Agreement, dated as of September 26, 2023 (incorporated by reference to Exhibit 2.2 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.3

Second Amendment to Business Combination Agreement, dated as of January 29, 2024 (incorporated by reference to Exhibit 2.4 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.4

Earn-out Agreement by and among TopCo, Pegasus and Anette Schmid and Christian Schmid dated January 29, 2024 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.5

Registration Rights Agreement by and among SCHMID Group N.V., Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of April 30, 2024. (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on May 15, 2024).

4.6

Private Warrants Transfer Agreement by and among Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of January 29, 2024 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.7

Warranty Agreement dated April 29, 2024 by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V., Pegasus MergerSub Corp. and Validus/StratCap LLC. (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on May 15, 2024).

4.8

Shareholders’ Undertaking, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Anette Schmid, and Christian Schmid (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.9

First Amendment to the Shareholders’ Undertaking dated January 29, 2024 (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.10

Private Warrants Undertaking Agreement dated as of January 29, 2024, by and among Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Gebr. Schmid GmbH, Anette Schmid, and Christian Schmid among others (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4.11

Company Lock Up Agreement, dated May 31, 2023, by and among Pegasus TopCo B.V., Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, and Christian and Anette Schmid (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

Exhibit Number	Description

4.12

Sponsor non-redemption and investment agreement dated April 26, 2024, by and among Pegasus Digital Mobility Sponsor LLC, Pegasus TopCo B.V. and Pegasus Digital Mobilitiy Acquisition Corp. (incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on May 15, 2024).

4.13

Subscription Agreement between the Company and XJ Harbour dated November 12, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K, furnished to the SEC on November 17, 2025).

4.14

Set-off Agreement between the Company and XJ Harbour dated November 12, 2025 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K, furnished to the SEC on November 17, 2025).

4.15

Subscription Agreement between the Company and Schmid Avaco Korea dated November 3, 2025 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K, furnished to the SEC on November 17, 2025).

4.16

Set-off Agreement between the Company and Schmid Avaco Korea dated November 3, 2025 (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K, furnished to the SEC on November 17, 2025).

4.17

Term Loan Facility Agreement between the Company and Black Forest Special Situations I dated December 16, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K, furnished to the SEC on December 17, 2025).

4.18

Investment Agreement related to Convertible Notes of the Company dated January 18, 2026 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K, furnished to the SEC on January 21, 2026).

4.19	First Amendment to the Investment Agreement related to Convertible Notes of the Company dated January 20, 2026

4.20	Indenture related to Convertible Notes of the Company dated January 21, 2026

4.21	Ordinary Share Purchase Warrant issued by the Company to Linden dated January 21, 2026

4.22	Ordinary Share Purchase Warrant issued by the Company to Crown dated January 21, 2026

4.23	Ordinary Share Purchase Warrant issued by the Company to PCH dated January 21, 2026

4.24	Registration Rights Agreement related to Convertible Notes of the Company dated January 21, 2026

4.25	Subordination Agreement related to Convertible Notes of the Company dated January 21, 2026

4.26	144a Global Note of the Convertible Note issued by the Company dated January 21, 2026

4.27	Reg S Global Note of the Convertible Note issued by the Company dated January 21, 2026

4.28	Options Agreement between the Company and Black Forest Special Situations I dated January 27, 2026

8.1	List of Subsidiaries of SCHMID Group N.V.

11.1	Code of Conduct of SCHMID Group N.V. (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

11.2	Insider Trading Policy of SCHMID Group N.V. (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).

12.3	Certification of Principal Officers pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Clawback Policy of SCHMID Group N.V. (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

Exhibit Number	Description

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2022, 2023 and 2024;

(ii) Consolidated Statements of Operations for the years ended December 31, 2022, 2023 and 2024;

(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2023 and 2024;

(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2022, 2023 and 2024;

(v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023 and 2024; and

(vi) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 13, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer

SCHMID Group N.V.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Schmid Group N.V:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Schmid Group N.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced declines in order intake and sales and is facing other material uncertainties related to the timing of obtaining funding on existing loan arrangements which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2023.

Stuttgart, Germany

February 13, 2026

SCHMID – Consolidated Statements of Profit or Loss and
Other Comprehensive Income (Loss) for the years ended
December 31, 2024, 2023 and 2022

in € thousand, except share data	Note	2024	2023	2022
Revenue	7	60,836	90,246	95,058
Cost of sales	7	(48,791)	(63,849)	(61,721)
Gross profit		12,044	26,397	33,337
Selling expenses	8	(12,895)	(12,577)	(11,369)
General administration expenses	9	(11,792)	(12,538)	(6,973)
Research and development	10	(3,974)	(5,148)	(4,818)
Other income	11	9,018	15,985	3,375
Other expenses	12	(2,564)	(2,620)	(2,988)
Listing expenses	13	(71,630)	—	—
(Impairment) / Reversal on impairment on financial assets	14	20	22,696	3,091
Operating profit (loss)		(81,772)	32,195	13,654
Finance income		1,888	19,685	5,758
Finance expenses		(5,712)	(10,091)	(17,746)
Financial result	15	(3,824)	9,594	(11,988)
Share of profit (loss) in from equity method	16	—	(1,057)	—
Income (loss) before income tax		(85,596)	40,732	1,667
Income tax benefit (expense)	17	1,492	(2,778)	1,924
Net income (loss) for the period		(84,104)	37,954	3,591
Other comprehensive income (loss) that may be reclassified to profit or loss		389	(1,625)	(503)
Exchange differences on translation of foreign business units		389	(1,625)	(503)
Items that will not be subsequently reclassified to profit or loss	27	(31)	18	213
Remeasurement of defined pension benefit obligation		(44)	25	300
Income tax on remeasurement of defined pension benefit obligation	31	13	(7)	(88)
Other comprehensive income (loss)		358	(1,607)	(290)
Total consolidated comprehensive income (loss) for the reporting period		(83,746)	36,346	3,301
Net income (loss) attributable to
Owners of SCHMID		(84,111)	36,868	1,550
Non-controlling interests		7	1,086	2,041
Total consolidated comprehensive income (loss) attributable to
Owners of SCHMID		(83,811)	35,669	1,456
Non-controlling interests		65	677	1,845
Earnings per share for profit / (loss) from continuing operations attributable to the ordinary equity holders of the company:
Basic and diluted earnings per share	18	(2.41)	1.28	0.05

The accompanying notes are an integral part of these consolidated financial statements

SCHMID – Consolidated Statements of Financial Position as of
December 31, 2024 and 2023

in € thousand	Note	12/31/2024	12/31/2023
ASSETS
Intangible assets	19	14,941	14,966
Property, plant and equipment including right-of-use assets	20	13,092	14,767
Financial assets	22	135	140
Equity method investments	34	1,448	—
Deferred tax assets	17	2,684	2,543
Non-current assets		32,300	32,416
Inventories	23	15,734	16,353
Trade receivables and other receivables	24	38,221	47,032
Other current assets	25	3,054	5,073
Cash and cash equivalents	26	3,791	5,710
Current assets		60,800	74,166
Total assets		93,100	106,582

EQUITY AND LIABILITIES
Subscribed capital	27	431	23,004
Capital reserves	27	114,448	47,603
Other reserves	27	(175,991)	(95,805)
Equity attributable to owners of SCHMID	27	(61,112)	(25,199)
Non-controlling interest	28	668	7,358
Equity		(60,444)	(17,841)
Non-current financial liabilities	29	37,000	22,190
Provisions for pensions	30	978	894
Non-current provisions	30	345	237
Deferred tax liabilities	17	1,518	4,388
Non-current lease liability	21	8,233	9,371
Warrant liability	29	5,053	—
Non-current liabilities		53,127	37,081
Current financial liabilities	29	40,433	26,053
Current contract liabilities	7	11,284	17,931
Trade payables and other liabilities	32	28,179	25,899
Other current liabilities	33	17,513	13,113
Current lease liability	21	1,461	1,515
Current provisions	30	184	973
Income tax liabilities	17	1,364	1,858
Current liabilities		100,417	87,343
Total equity and liabilities		93,100	106,582

The accompanying notes are an integral part of these consolidated financial statements

SCHMID – Consolidated Statements of Changes in Equity for the years ended
December 31, 2024, 2023 and 2022

				Other reserves
					Accumulated		Equity
					other		attributable to
		Subscribed	Capital	Accumulated	comprehensive	Other	owners of	Non-controlling
in € thousand	Note	capital	reserves	loss	income (loss)	reserves	SCHMID N.V.	interest	Total Equity
1/1/2022		—	69,080	(132,785)	(145)	—	(63,851)	4,836	(59,015)
Income (loss) for the period		—	—	1,550	—	—	1,550	2,041	3,591
Other comprehensive income (loss)	26	—	—	—	(94)	—	(94)	(196)	(290)
Total comprehensive income (loss)		—	—	1,550	(94)	—	1,456	1,845	3,301
Transactions with shareholder		—	1,974	—	—	—	1,974	—	1,974
12/31/2022		—	70,479	(131,235)	(239)	—	(60,996)	6,681	(54,315)
Retrospective application of presentation of subscribed capital		23,004	(23,004)	—	—	—	—	—	—
01/01/2023, as adjusted		23,004	47,475	(131,235)	(239)	—	(60,996)	6,681	(54,315)
Income (loss) for the period		—	—	36,868	—	—	36,868	1,086	37,954
Other comprehensive income (loss)	26	—	—	—	(1,199)	—	(1,199)	(409)	(1,607)
Total comprehensive income (loss)		—	—	36,868	(1,199)	—	35,669	677	36,346
Transactions with shareholder		—	128	—	—	—	128	—	128
12/31/2023		23,004	47,603	(94,367)	(1,438)	—	(25,198)	7,358	(17,841)
Income (loss) for the period		—	—	(84,111)	—	—	(84,111)	7	(84,104)
Other comprehensive income (loss)	26	—	—	—	300	—	300	58	358
Total comprehensive income (loss)		—	—	(84,111)	300	—	(83,811)	65	(83,746)
Minority interest reduction - SCHMID Technology (Guangdong) Co., Ltd. (STG)	27	—	—	—	—	—	—	(6,755)	(6,755)
Reorganization - Share based payment transaction	3	(22,573)	67,146	—	—	3,625	48,198	—	48,198
Transactions with shareholder		—	(301)	—	—	—	(301)	—	(301)
12/31/2024		431	114,448	(178,478)	(1,138)	3,625	(61,112)	668	(60,444)

The accompanying notes are an integral part of these consolidated financial statements

SCHMID – Consolidated Statements of Cash Flows for the years ended
December 31, 2024, 2023 and 2022

in € thousand	2024	2023	2022
Net income (loss) from continued operations	(84,104)	37,954	3,591
Adjustments to reconcile consolidated net profit (loss) to net cash
Income tax expense (benefit)	(1,492)	2,778	(1,924)
Financial result	3,824	(8,537)	11,988
Depreciation and amortization	7,923	6,904	6,283
Net losses / (net gain) from the disposal of intangibles and PP&E	(133)	(602)	228
Reversal of impairments of financial assets, net	(20)	(22,696)	(3,091)
Other non-cash expenses	(1,432)	182	370
Listing expense	71,631	—	—
Working capital adjustments:
Changes in trade and other receivables	(3,580)	(6,729)	(16,610)
Changes in inventories	619	8,244	(5,821)
Change in working capital liabilities	5,086	(6,823)	5,674
Change in provisions	(598)	382	(408)
Taxes paid	(302)	(1,161)	—
Cash provided by (used in) operating activities	(2,578)	9,897	280
Purchases of intangible assets and property, plant and equipment	(5,111)	(6,907)	(4,616)
Receipts from sale and leaseback transaction	—	8,926	—
Investments in financial assets	(4)	—	—
Payment for loan to shareholder	—	—	(2,552)
Repayment of loan to shareholder	—	70,000	—
Proceeds from Disposal of a subsidiary	1,000	—	—
Interest received	61	—	—
Cash used in investing activities	(4,054)	72,019	(7,168)
Proceeds from debt financing	3,145	—	4,100
Payments for debt financing	(264)	(81,871)	(5,880)
Proceeds from Business Combination	14,443	—	—
Proceeds from shareholder loans	—	—	795
Payment of lease liabilities	(2,184)	(819)	(609)
Interest paid	(212)	(1,941)	(1,708)
Change in restricted cash	(30)	917	137
Transaction with (minority) shareholder	(10,939)	—	—
Cash (used in) provided by financing activities	3,959	(83,714)	(3,165)
Net increase (decrease) in cash and cash equivalents	(2,673)	(1,798)	(10,055)
Effect of foreign exchange rate changes on cash and cash equivalents	755	(824)	—
Cash and cash equivalents at the beginning of the period	5,710	8,332	18,384
Cash and cash equivalents at the end of the period	3,791	5,710	8,332

The accompanying notes are an integral part of these consolidated financial statements

1.BUSINESS DESCRIPTION

SCHMID Group N.V. (“SCHMID N.V.”) together with its subsidiary, Gebr. SCHMID GmbH (“SCHMID GmbH”) and its subsidiaries (“the Company” or “SCHMID”) is a global supplier of equipment and services for various industries such as printed circuit boards (“PCB”), substrate manufacturing, photovoltaics, and glass and energy storage with a focus on the highest end of this market in terms of technology and performance including automation, wet processes (horizontal, vertical and single panel) and vacuum processes. This includes developing production techniques and building machines as well as extensive work with customers on development projects. SCHMID is also providing customer service through which customers are assisted with upgrades, spare parts, logistics, customer training in multiple languages, on-site management, maintenance contracts and project management.

SCHMID Group N.V. is registered under the Dutch trade register number 89188276. The address of the registered office is Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany. SCHMID located in Freudenstadt, Germany, was founded in 1864. SCHMID employs over 700 employees worldwide. Manufacturing sites are located in Germany and China. SCHMID products are distributed worldwide by the Company directly and by external trading partners. The customers of SCHMID include well-known companies from the hardware and software technology sector, the electronics industry and the photovoltaic industry, which are located worldwide.

Research and development is a crucial factor for SCHMID’s business success. The majority of research work and the development of SCHMID technologies are conducted in Freudenstadt.

2.BASIS OF PRESENTATION

The financial statements as of and for the years ended December 31, 2024 and 2023 have been prepared on a consolidated basis.

These consolidated financial statements have been prepared on a going concern basis in conformity with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The legal entities which comprise the consolidated financial statements and its investments in joint ventures accounted for using the equity method are as follows:

	Country of	Ownership Interest
Name	incorporation	12/31/2024	12/31/2023
SCHMID Group N.V.	Netherlands	—%	—%
Gebr. SCHMID GmbH	Germany	100%	—%
SCHMID Systems, Inc.	USA	100%	100%
SCHMID Singapore Pte. Ltd.	Singapore	90%	90%
SCHMID Korea Co., Ltd	South Korea	100%	100%
SCHMID Asia Ltd.	Hong Kong	100%	100%
SCHMID Technology Guangdong Co., Ltd.	China	100%	76%
SCHMID China Ltd.	Hong Kong	100%	100%
SCHMID Shenzhen Ltd.	China	100%	100%
SCHMID (Kunshan) Co., Ltd.	China	100%	100%
SCHMID Taiwan Ltd.	Taiwan	86%	86%
SCHMID Automation (Zhuhai) Co., Ltd.	China	100%	100%
SCHMID Solar (Shenzhen) Ltd.	China	100%	100%
SCHMID Trading (Zhongshan) Co. Ltd.	China	100%	100%
Pegasus Digital Mobility Acquisition Corp.	Cayman Islands	100%	—%
SCHMID Asia Pacific Sdn. Bhd	Malaysia	100%	—%
Equity method investees
Advanced Energy Storage Systems Investment Company (AES)	Saudi Arabia	—%	51%
SCHMID Avaco Korea, Co. Ltd.	South Korea	50%	50%
SCHMID Energy Systems GmbH (SES)	Germany	49%	—%

As of January 1, 2024, Gebr. SCHMID GmbH acquired the remaining shares in SES and disposed of the shares in AES. As a result, SES was a wholly owned subsidiary of Gebr. SCHMID GmbH during 2024. As of December 30, 2024 Gebr. SCHMID GmbH sold part of the shares in SES, resulting in the loss of control over SES. Accordingly, as of December 31, 2024, SES is accounted for using the equity method. For further details on both transactions see note 35. Equity method investments.

SCHMID presents its consolidated financial statements in Euros which is the Company’s presentation currency. All amounts are presented in thousands of Euros (“€ thousand”), unless otherwise stated. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reﬂect the absolute ﬁgures.

The consolidated financial statements of SCHMID were authorized for issuance by the management board on January 31, 2026.

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

Foreign Currency

The consolidated financial statements are presented in Euro. The Company’s foreign entities identified that the local currency is their functional currency and therefore the financial statements of these entities are translated to Euro using year-end exchange rates for assets and liabilities, and average exchange rates for income and expenses. Adjustments resulting from translating foreign functional currency financial statements into Euro are recorded as a separate component in the consolidated statements of comprehensive income.

Monetary assets and liabilities that are denominated in currencies other than the respective functional currencies are remeasured at the foreign currency rates as of the reporting date. Foreign currency transaction gains and losses from the remeasurement are included in other income and other expenses, as appropriate, in the consolidated statements of profit or loss for the period.

Going Concern

Basis of preparation

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. In assessing going concern, management considered the Group’s liquidity, forecast cash flows and financing requirements for at least twelve months from the date these financial statements are authorized for issue and updated the assessment for events and circumstances occurring after the reporting date through the authorization date.

Events and conditions

During 2025, order intake and sales remained below expectations, resulting in negative operating results and cash flows. In addition, during the first three quarters of 2025 the Group was initially unable to generate significant cash inflows through equity or debt measures and, absent mitigating actions, may have been unable to meet certain near-term obligations, including a EUR 23.5 million payment related to the de-SPAC transaction.

Post reporting date measures

Subsequent to December 31, 2024, the Group implemented measures to strengthen liquidity and reduce near term obligations, including: (i) a €5 million shareholder debt waiver received in September 2025; (ii) a debt for equity set off with XJ Harbour HK Limited in November 2025; (iii) a secured two tranche term loan facility of up to €10 million, with €2.5 million disbursed on December 18, 2025; and (iv) in January 2026, the conclusion of an Investment Agreement for the issuance of USD 30.0 million senior convertible notes and warrants structured in two tranches of USD 15.0 million each. The first USD 15.0 million was funded in January 2026. The second USD 15.0 million tranche is to be funded upon the effectiveness of a registration statement covering the resale of the underlying shares (the Registration Statement).

Uncertainties

Management’s going concern assessment is most sensitive to the following financing related uncertainties that could materially impact liquidity in the next twelve months:

●	Registration conditioned funding of the second USD 15.0 million tranche. Under the Investment Agreement, the “Second Closing” (funding of the second USD 15.0 million tranche of notes and warrants) occurs on the second Trading Day after the Registration Statement Effective Date, i.e., the first date the SEC declares effective a registration statement covering the resale of all shares issuable upon conversion of the notes and exercise of the warrants. If the registration statement is not effective, the Group will not receive the second USD 15.0 million tranche.
●	Failure to achieve effectiveness by June 30, 2026 triggers mandatory cash payments. If the Registration Statement is not declared effective by June 30, 2026, a mandatory redemption event occurs requiring the Company to pay USD 2.0 million in cash and USD 2.0 million per month thereafter until cured. Non-payment of any such amount constitutes a default that may lead to acceleration of all amounts outstanding under the notes.
●	Past due bridge note to Validus and ongoing dispute. As of December 31, 2025, a USD 2.35 million promissory note issued to Validus matured on June 13, 2025, and remains unpaid; under the note, non-payment continuing for five business days is an event of default and default rate interest applies from the due date. The Company is in an ongoing legal dispute with Validus regarding this instrument. Adverse outcomes or enforcement actions could require immediate cash settlement and further constrain liquidity during the look forward period.

Management’s plans and assumptions

Management’s forecasts assume continued execution of the operating plan and that the Registration Statement becomes effective on a timeline that (i) permits funding of the second USD 15.0 million tranche and (ii) avoids the mandatory cash payments described above.  The forecasts also reflect the effect of the other measures described above (e.g., shareholder waiver, debt for equity set off and term loan draw) and appropriately considers the status of the Validus matter.

Material uncertainty related to going concern

There is a material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business.  Specifically: (a) if the Registration Statement is not declared effective, the Group will not receive the second USD 15.0 million tranche; (b) if the  Registration Statement is not declared effective by June 30, 2026, the Group will be required to make USD 2.0 million cash payments (initially within 15 business days and then monthly) until cured, and failure to make such payments may result in acceleration of the notes; and (c)  the degree to which the operating plan will ultimately be achieved.

Conclusion

Taking into account the measures implemented and the assumptions described above, management believes it will be able to fulfill the condition for obtaining the second USD 15 million tranche and meet its operating plan and concluded that the going concern basis of accounting remains appropriate in the preparation of these financial statements. These consolidated financial statements do not include any adjustments that might result if the Group were unable to continue as a going concern.

3.DE-SPAC

On May 31, 2023, Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company (“Pegasus”), SCHMID GmbH (“SCHMID GmbH”), SCHMID Group N.V. (formerly known as Pegasus TopCo B.V., “SCHMID Group N.V.”), Pegasus MergerSub Corp., a Cayman Islands exempted company (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement”), contemplating several transactions, and in connection with which, Pegasus would be merged with and into Merger Sub, with Merger Sub as the surviving company, SCHMID GmbH N.V. would be the ultimate parent company of SCHMID GmbH (altogether: “Business Combination”).

SCHMID Group N.V. was incorporated for the purpose of holding Merger Sub and SCHMID GmbH following the consummation of the Business Combination which occurred on April 30, 2024. Ordinary shares and warrants issued by SCHMID Group N.V. are listed on the Nasdaq.

The merger of Pegasus constituted a transaction by SCHMID Group N.V., which is accounted for within the scope of IFRS 2 as a “reverse recapitalization”.

As part of the transaction, former shareholders of Pegasus (public shareholders, sponsors and directors) received 7,843,501 shares of SCHMID Group N.V. and 17,000,000 warrants (“SCHMID Group N.V.Warrants”) to purchase ordinary shares of SCHMID Group N.V. In exchange, SCHMID Group N.V. received the net assets held by Pegasus, which had a fair value of negative €3.5 million upon closing of the transaction on April 30, 2024. The net assets included €47.7 million of cash and cash equivalents held in Pegasus trust account, current liabilities of €10.6 million, warrant liabilities of €1.4 million and €2.3 million deferred underwriting commissions. Upon closing of the Pegasus Merger, Pegasus Warrants were converted into SCHMID Group N.V. Warrants.

In accordance with IFRS 2, the difference between (i) the fair value of the net assets contributed by Pegasus and (ii) the fair value of equity instruments issued to the former Pegasus shareholders was recognized as an expense. As a result, the Company recorded share listing expense of €71.6 million (see Note 13 Share listing expense).

The SCHMID Group N.V. Warrants entitle the holder to subscribe to SCHMID Group N.V.’s shares at a fixed (or determinable) exercise price for a specified period, subject to the terms of the warrant agreement. The SCHMID Group warrants include a cashless exercise feature that provides for settlement in a variable number of shares. Accordingly, the SCHMID Group N.V. Warrants do not meet the criteria for equity classification and are accounted for as financial liabilities measured at fair value through profit and loss, with changes in fair value recognized in profit or loss.

The Pegasus merger closed on April 30, 2024. Upon Closing, SCHMID Group N.V. became a publicly traded company on the Nasdaq under the ticker “SHMD”. The SCHMID Group N.V. Warrants are traded under the ticker SHMDW. The Company incurred incremental transaction costs directly attributable to the issuance of  shares to Pegasus shareholders of €4.6 million, which were recorded as a reduction from equity (in capital reserve).

4.MATERIAL ACCOUNTING POLICIES

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

If items of property, plant and equipment are sold or disposed of, the gain or loss arising from the disposal is recognized as other operating income or expense in the consolidated statement of profit or loss and other comprehensive income (loss).

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

SCHMID recognizes right of use assets which represent a right to use the underlying leased assets and corresponding lease liabilities which represent the present value of future lease payments, excluding short-term leases (lease term of 12 months or less from commencement date and do not contain a purchase options) and leases of low value assets acquisition costs less than €6 thousand), in the consolidated statement of financial position at the date at which the leased asset is available for use.

Liabilities arising from a lease are initially measured at present value of lease payments discounted using interest rate implicit in the lease or incremental borrowing rate in case interest rate implicit in the lease is not readily determinable.

Main components of the lease payments included in the measurement of the lease liability comprise the following:

●	fixed lease payments;
●	variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;
●	lease payments in an optional renewal period if SCHMID is reasonably certain to exercise an extension option;
●	non-lease components are not separated from lease components but accounted for as single lease components.

Lease payments contain principal elements and interest. Interest is presented as part of finance costs in the consolidated statements of profit or loss and other comprehensive income using the effective interest method. Principal and interest portion of lease payments have been presented within ﬁnancing activities in the statement of cash flow. The carrying amount of lease liabilities is remeasured if there is change in the future lease payments due to change in index or rate.

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

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously. SCHMID currently has no such assets and liabilities.

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

A financial asset is derecognized (i.e., removed from SCHMID’s consolidated statement of financial position) when the rights to receive cash flows from the financial asset have expired or have been transferred and SCHMID has transferred substantially all risks and rewards of ownership.

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

For trade receivables with no significant financing component SCHMID applies the simplified approach as required by IFRS 9, which requires lifetime ECLs to be recognized from initial recognition of the receivables instead of monitoring the development of the customers’ credit risk. In general, ECLs are recognized in three stages (“general approach”). For credit exposures at initial recognition, ECLs are provided for credit losses that result from default events which may be possible within the next 12-months (Stage 1: a 12-month ECL). For credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (Stage 2: a lifetime ECL). The same applies if objective indications exist that a default event has occurred (Stage 3: an incurred loss). In this case, any interest income is measured on the basis of the net carrying amount, while for Stage 1 and 2 the basis is the gross carrying amount.

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

Financial liabilities are classified as measured at amortized cost (“FLAC”) or fair value through profit or loss (“FVTPL”). All financial liabilities are recognized initially at fair value less, in the case of a financial liability not measured at FVTPL, directly attributable transaction costs.

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

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The resulting gain or loss is recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss).

Warrants

Warrants were considered to be part of the net assets acquired and therefore, management applied the provisions of debt and equity classification under IAS 32 Financial Instruments: Presentation (“IAS 32”). In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of profit and loss and other comprehensive income (loss) at each reporting date. As the Public and Private Warrants include contingent settlement provisions that introduce potential variability to the settlement amounts of the Public Warrants and Private Warrants, dependent on the occurrence of some uncertain future events, the Public Warrants and Private Warrants are accounted for as derivative financial liabilities at fair value, with changes in fair value reflected through profit and loss on the consolidated statement of profit and loss and other comprehensive income (loss).

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

Deferred taxes

SCHMID uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities represent temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding tax basis used in the computation of taxable income. Deferred tax however is not recognized on the initial recognition of goodwill, or the initial recognition of an asset or liability (other than in a business combination) in a transaction that affects neither tax nor accounting income.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and any unused tax losses to the extent it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and the unused tax losses can be utilized.

Deferred tax liabilities are recognized for all taxable temporary differences associated with investments in entities and equity method investments, except where SCHMID is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Current and deferred tax items are recognized similar to the underlying transaction either in profit or loss, other comprehensive income or directly in equity. Changes in deferred tax assets or liabilities are recognized as a component of tax expense (income) in the consolidated statement of profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Deferred tax assets and deferred tax liabilities are not discounted and are always classified as non-current asset or liabilities in the consolidated statement of financial position.

SCHMID’s business activities are complex, and the related domestic and foreign tax interpretations, regulations, laws and case law are constantly changing. These issues can lead to uncertain tax positions. In accordance with IFRIC 23, uncertain tax positions are accounted for if it is probable that the tax authorities will not accept the income tax treatment applied. The better forecast of the “most likely amount” and the “expected value” has to be recognized.

Provisions

Provisions are recognized when SCHMID has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

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

Remeasurements, comprising actuarial gains and losses, are recognized immediately in the statement of financial position with a corresponding debit or credit in Other comprehensive income (“OCI”) in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Net interest is calculated by applying the discount rate to the net defined benefit liability. SCHMID recognizes the changes in the net defined benefit obligation under OCI.

For defined contribution plans, contributions are withheld from employees’ wages and salaries and contributions are made by SCHMID to publicly or privately administered pension insurance plans. SCHMID has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Revenue Recognition

The Company records revenue in accordance with IFRS 15 “Revenue from Contracts with Customers”. The core principle of the guidance requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This guidance defines a five-step process to achieve this core principle and, in doing so, judgment and estimates are required within the revenue recognition process including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Revenue amounts are presented net of discounts.

Revenue from sales of machines and spare parts is recognized at the point in time when the customer obtains control over the products sold upon delivery. Sales of machines sometimes include installation services and extended warranty services which, when requested, are priced as a bundle. However, when sold together, these promises qualify as separate performance obligations as they are capable of being distinct and distinct within the context of the contract. The Company allocates transaction prices to these performance obligations based on their relative standalone selling price using a cost-plus margin approach. The respective revenue is recognized after the installation is complete, which is usually after a period of two to three weeks after delivery. Contracts for sales of machines typically require payment at various times prior to and after delivery as follows: an installment payment upon receipt of order confirmation, an installment payment upon delivery and, when installation services are requested, a final payment after installation and customer acceptance of the services. Invoices are according to contractual terms typically payable within 30 – 90 days. Revenue from the sale of extended warranties is recognized overtime on a straight-line basis over the extended warranty period as there is no certain pattern of warranty cases over time and therefore, the benefit to the customer transfers ratably throughout the extension period.

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

In case of these long-term development contracts, revenue is recognized over time as these contracts meet the criteria of IFRS 15.35. Revenue resulting from fixed payments that the Company receives — which is not connected to defined results — is recognized on a straight-line basis over the term of the contract as the Company efforts and inputs needed are expected to be relatively consistent overtime. Moreover, the Company receives variable consideration at the completion of certain milestones. Due to the high degree of uncertainty with respect to such payments, these are not included in the transaction price recognized overtime and instead are recorded as revenue upon completion of the relevant milestone. If the advance payments invoiced/received exceed the services already provided, the overpayment will be recognized and disclosed under contract liabilities. A contract asset is recognized if the services rendered exceed the advance payments invoiced/received. If the right to consideration is unconditional, a contract asset becomes a trade receivable. This is the case if the due date of the consideration is only dependent on the passage of time. Impairments of contract assets are measured, recognized and disclosed on the same basis as financial assets within the scope of IFRS 9. SCHMID applies industry-standard payment terms when invoicing.

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

Government Grants

The Company has received various government grants related to innovation projects encouraged by governmental authorities which generally reimburse a specified amount or proportion of the costs related to such projects either as cash payments or as reductions of tax liabilities. As these grants are not received in the course of normal trading transactions, these grants are treated as government grants in accordance with IAS 20. Government grants related to assets are recognized on the date on which the conditions for receipt of the grant are met and are deducted from the carrying amount of the asset; they are recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Government grants related to costs incurred by SCHMID are recognized in profit or loss as other operating income in the period in which the Company recognizes as expenses the related costs to be compensated by the grants.

Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates. Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies.

Interests in associates are accounted for under the equity method. They are initially recognized at cost, which includes transactions costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of profit or loss and OCI of equity-accounted investees, until the date on which significant influence ceases.

Where SCHMID’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, SCHMID does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealized gains on transactions between SCHMID and its equity method investees are eliminated to the extent of SCHMID’s interest in these entities. Unrealized losses are also eliminated unless the underlying transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by SCHMID.

New and amended standards adopted by SCHMID

The Company has applied the following standards and amendments for the first time for its annual reporting period commencing 1 January 2024:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7

The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New Standards and Interpretations not yet adopted by SCHMID

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of SCHMID’s financial statements are disclosed below. SCHMID intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standard	Effective date
Amendment to IAS 21 – Lack of Exchangeability	1/1/2025
Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7	1/1/2026
Annual Improvements Volume 11	1/1/2026
Amendments to the Classification and Measurement of Financial Instruments	1/1/2026
IFRS 18 - Presentation and Disclosure in Financial Statements	1/1/2027
Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37

Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025.

The amendments are not expected to have any impact on the SCHMID’s financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

SCHMID is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

Disclosures about Uncertainties in the Financial Statements - Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37

In November 2025, the IASB issued amendments regarding Disclosures about Uncertainties in the Financial Statements (Examples). These Examples do not change requirements in current IFRS Accounting Standards. Rather, they provide additional insights into how to apply these disclosure requirements in current IFRS Accounting Standards. These Examples do not have an effective date, but entities might consider the application for December 2025 year-end.

SCHMID is currently working to identify all impacts the amendments will have on the notes to the financial statements.

Reduction of the German income tax rate

In Germany, a tax law change has been substantively enacted on July 11, 2025 to reduce the corporate income tax rate from 15% to 10% within a 5 year period starting in the tax assessment period 2028. The corporate income tax rate will be reduced by 1 percentage point in each of the five tax assessment periods resulting in a corporate income tax rate of 10% applicable to tax assessment periods beginning in 2032. The reduction of the corporate income tax rate requires a remeasurement of the deferred tax positions. SCHMID Group is currently assessing its exposure to this tax rate change. At reporting date, the tax rate change effect is not reasonably estimable as the assessment has not been finalized.

5.SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of SCHMID’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts. Management exercises its best judgment based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the financial period presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

Accounting Judgments

Warrants

The fair value of the Private Warrants is deemed to be equal to the fair value of the Public Warrants. The Private Warrants are identical to the Public Warrants, except that the Private Warrants were not transferable, assignable or salable until 30 days after the completion of the Business Combination. Additionally, the Private Warrants will not be redeemable by SCHMID as long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Warrants are held by holders other than the initial purchaser or their permitted transferees, the Private Warrants will be redeemable by SCHMID and exercisable by such holders on the same basis as the Public Warrants.

SCHMID has certain redemption rights depending on the share price of which one only relates to the Public Warrants, but given the other elements in the agreement, SCHMID has a certain economic incentive to call for redemption of all Warrants before a certain share price. Consequently, management has applied the same valuation for both the Public and Private Warrants.

Accounting Estimates

Impairment test

An impairment test on R&D costs capitalized on assets that are not yet ready for use is performed at each reporting date. For detailed information on key assumptions underlying recoverable amounts please see Note 19 Intangible Assets.

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

The performance of the operating segments is measured on the basis of revenue and Segment Adjusted EBITDA, as measured for management reporting purposes. The measure is defined as net profit (loss) calculated in accordance with IFRS Accounting Standards before financial result including result from at equity investments, taxes, depreciation and amortization.

Assets are neither allocated to the operating segments nor regularly provided to the CODM.

SCHMID’s key financial metrics by segment are as follows:

	2024
	Technical			Total
	equipment	Spare parts		management
	and processes	and services	Other	reporting
Revenues	49,593	11,192	51	60,836
Segment adjusted EBITDA	611	2,459	(77,527)	(74,457)

	2023
	Technical			Total
	equipment	Spare parts		management
in € thousand	and processes	and services	Other	reporting
Revenues	78,743	11,503	—	90,246
Segment adjusted EBITDA	12,872	3,787	22,440	39,099

	2022
	Technical			Total
	equipment	Spare parts		management
in € thousand	and processes	and services	Other	reporting
Revenues	78,778	16,280	—	95,058
Segment adjusted EBITDA	14,155	9,329	(3,546)	19,937

The column “Other” includes costs related to head office and group services as well as certain effects not directly attributable to the operating segments.

In 2024, the expense in “Other” is mainly due to the share listing expense amounting to €71,631 thousand as well as other cost associated with the listing (€ 1,765 thousand), legal and consulting (€3,607 thousand) as well as general and administration costs (€3,250 thousand).

In the financial year ended December 31, 2023 the column “Other” includes costs related to head office and group services as well as certain effects not directly attributable to the operating segments. In 2023, the increase in “Other” is mainly due to the reversal of the impairment of the Silicon receivables (€21.375 thousand) and the gain resulting from bonus payments relating to disposals of several entities (€ 4,700 thousand) and reversal of impairment of shareholder loan (€1,418 thousand). In addition, the column “Other” include costs associated with the listing (€5,410 thousand), G&A costs like salaries and insurances (€2,207 thousand) and compensation (€1,875 thousand).

For the year ended December 31, 2022 the column “Other” include costs related to head office and group services such as legal and consulting expenses (€1,146 thousand), G&A costs like insurances and salaries (€2,385 thousand). Additionally, the column “others” contains topics which are not attributable to the operating segments.

Reconciliation from total Segment Adjusted EBITDA to income (loss) for the period according to IFRS:

in € thousand	2024	2023	2022
Total segment adjusted EBITDA	(74,457)	39,099	19,937
Financial result	(3,824)	9,594	(11,988)
Amortization and depreciation	(7,315)	(6,904)	(6,283)
Share of profit (loss) in joint ventures	—	(1,057)	—
Income tax benefit (expense)	1,492	(2,778)	1,924
Net income (loss) for the period	(84,104)	37,953	3,591

Revenue can be split into the following geographical areas:

in € thousand	2024	2023	2022
China	13,320	15,308	39,424
Taiwan	3,160	1,634	12,846
USA	22,207	17,522	11,478
Germany	3,819	9,577	10,743
Malaysia	2,186	16,681	7,915
Austria	6,678	17,810	3,928
Other	9,464	11,714	8,724
Total	60,835	90,246	95,058

The revenues are allocated based on the country of the customer receiving the service or goods.

There are three customers in 2024 with a revenue share of more than 10% individually of the total revenues. The revenue with the first customer amounts to €7,866 thousand (2023: €17,649 thousand, 2022: €25,092 thousand), €6,500 thousand for the second customer (2023: €16,361 thousand, 2022: €11,876 thousand) and €6,232 thousand for the third customer (2023: €12,280 thousand, 2022: €0 thousand). Revenue for these three customers is recognized within both the “Technical equipment and processes” and “Spare parts and services” operating segments.

Non-current assets are distributed among geographical areas as follows:

in € thousand	12/31/2024	12/31/2023
Germany	25,833	26,853
China	1,741	2,504
Other	460	376
Total	28,034	29,733

The non-current assets include property, plant and equipment as well as intangible assets.

7.REVENUE FROM CONTRACTS WITH CUSTOMERS AND COST OF SALES

The split of SCHMID revenues according to types of sales categories is as follows:

in € thousand	2024	2023	2022
Technical equipment and processes[1]	47,443	77,554	73,151
Spare Parts	8,976	9,722	14,302
Service[2]	3,971	1,781	1,978
Other	446	1,189	5,627
Total	60,836	90,246	95,058
(1)	Included within the “Technical equipment and processes” category is revenue from the sale and installation of machines, long-term development and extended warranties.
(2)	Included within the “Services” category is revenue from repair services, installations of modifications and inspections.

Revenue recognized at a point in time was €51,232 thousand, €81,761 thousand and €89,316 thousand for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. Revenue recognized over time was €9,603 thousand, €8,485 thousand and €5,742 thousand for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

At the end of fiscal year 2024, SCHMID had contract liabilities in connection with the sale of machines, spare parts and installations resulting from prepayments made by customers of €11,284 (December 31, 2023: €17,931 thousand, December 31, 2022: €30,569 thousand). The services provided by SCHMID and the timing of payments made by the customer during the contract term may differ. In those cases, the contract is recognized in the Consolidated Statements of Financial Position as either a contract asset or a contract liability. Apart from contract liabilities in connection with customer prepayments, SCHMID recognizes long-term development contracts over time, which leads to a recognition of contract assets.

Changes to contract liabilities for years ended December 31, 2024, 2023 and 2022 are as follows:

in € thousand	2024	2023	2022
Balance at January 1	17,931	30,569	25,682
Sales revenues included in contractual liabilities at the beginning of the period	(17,769)	(30,406)	(25,682)
Increase due to customer payments received	11,121	17,769	30,569
Balance at December 31	11,284	17,931	30,569

At the end of fiscal year 2024, the Order Backlog for the machine sales amounts to €27,713 thousand (December 31, 2023: €48,651 thousand, December 31, 2022: €79,571 thousand). The Order Backlog for spare parts and services amounts to €1,750 thousand (December 31, 2023: €6,380 thousand, December 31, 2022: €6,535 thousand). All Order Backlog is expected to be realized within 1 to 3 years, most part to be realized within 3 to 5 months.

Order Backlog represents the goods or services ordered by customers but not delivered/provided as of the date of the statement of financial position.

SCHMID’s cost of sales include the following cost types:

in € thousand	2024	2023	2022
Personnel expenses	(17,545)	(16,690)	(16,221)
Material expenses	(21,821)	(35,767)	(34,274)
Depreciation/amortization	(5,209)	(4,904)	(4,147)
Other expenses	(4,217)	(6,488)	(7,079)
Total cost of sales	(48,791)	(63,849)	(61,721)

Other expenses include a variety of positions such as cost for outward freight, production-related short-term leases and facility costs.

8.SELLING EXPENSES

Selling expenses consist of the following:

in € thousand	2024	2023	2022
Personnel expenses	(8,720)	(8,295)	(8,017)
Legal and consulting fees	(528)	(834)	(873)
Sales Commission	(1,309)	(241)	(475)
Distribution related external administration	(747)	(1,537)	(582)
Advertisement	(678)	(649)	(428)
Other expenses	(913)	(1,021)	(995)
Total selling expenses	(12,895)	(12,577)	(11,369)

Distribution-related external administration comprises costs including utilities, insurance, travel expenses or expenses for short-term leases. Other expenses include mainly depreciation.

Sales Commission expenses in 2024 include €900 thousand compensation from a settlement agreement with a former sales agent.

9.GENERAL ADMINISTRATION EXPENSES

General administrative expenses consist of the following:

in € thousand	2024	2023	2022
Personnel expenses	(4,344)	(4,131)	(3,992)
Legal and consulting fees	(4,567)	(4,401)	(1,681)
External administrative expenses	(1,716)	(965)	(692)
Other administrative expenses	(1,165)	(3,042)	(607)
Total administrative expenses	(11,792)	(12,538)	(6,973)

External administrative expenses include costs such as utilities, insurances, travel expenses, or expenses for short-term leases. Other administrative expenses mainly include other fees and expenses due to the Business Combination.

10.RESEARCH AND DEVELOPMENT EXPENSES

R&D expenses that do not fulfill the recognition criteria according to IAS 38 consist of the following:

	2024	2023	2022
Personnel expenses	(2,143)	(2,261)	(1,888)
Depreciation/amortization	(1,871)	(877)	(910)
Legal and consulting fees	(323)	(587)	(614)
R&D related external administration	(658)	(906)	(856)
Other research and development expenses	1,021	(517)	(549)
Total research and development expenses	(3,974)	(5,148)	(4,818)

R&D related external administration comprises allocated costs such as utilities, insurance, travel expenses or expenses for short-term leases.

11.OTHER INCOME

Other income consists of the following:

in € thousand	2024	2023	2022
Income from SES transaction	3,703	—	—
Other miscellaneous income	5,315	3,815	1,871
Bonus payments	—	9,200	—
Total other income	9,018	15,985	3,375

As of January 1, 2024, SCHMID acquired the remaining shares in the former at-equity participation SES. As of year-end, the majority of the shares have been transferred to a third-party investor resulting in a gain of €3,703 thousand. For further detail refer to note 35. Equity method investments.

Other miscellaneous income for the financial year ended December 31, 2024 includes income of the derecognition of liabilities as they have expired due to the statute of limitations at the amount of €2,194 thousand (2023: €0 thousand), government grants related to income amounting to €550 thousand for the fiscal year ended December 31, 2024 (2023: €159 thousand, 2022: €268 thousand) and research allowances under the Act on Tax Incentives for Research and Development (Research Allowance Act - FZulG) amounting to €319 thousand (2023: -, 2022: -). The grants are received in cash to compensate for expenses incurred in relation to research projects.

Other miscellaneous income in 2023 includes a gain resulting from a cancelled sale and leaseback agreement with a third party (€1,875 thousand for the fiscal year ended December 31, 2023) as well as government grants related to income in an amount of €356 thousand for the fiscal year ended December 31, 2023 (2022: €519 thousand). The grants are received in cash to compensate for expenses incurred in relation to research projects. In addition, other miscellaneous income includes income from asset disposals, mainly from the sale and leaseback transaction (€508 thousand).

One part of the bonus payments in 2023 are comprised of the Silicon exit bonus of €4,700 thousand. In March 2023, a Stock Purchase Agreement (hereinafter referred to as “SPA”) was entered into to sell Schmid Silicon Technology Holding GmbH and subsidiaries (hereinafter referred to as “the Silicon Group”) to the Group 14 Technologies Group (hereinafter referred to as “G14”). Prior to the closing of the SPA on June 29, 2023, the Silicon Group was a related party of SCHMID and controlled by Christian Schmid (hereinafter referred to as “CS”), one of the owners of SCHMID. The proceeds from the sale of the Silicon Group were, among other things, used to repay the shareholder loan between CS and SCHMID. The proceeds from the shareholder loan were used to repay certain borrowings of SCHMID.

●	Additionally, receivables from the Silicon Group which had been impaired in 2017 by SCHMID became recoverable as a result of the SPA resulting in an impairment reversal of €21,375 thousand.
●	Also, as part of the SPA, certain liabilities of the Silicon Group due to SCHMID were settled with the transfer of shares of G14 to SCHMID valued at €17,664 thousand.

●	Based on an agreement reached between CS, the Silicon Group and SCHMID in 2021, SCHMID was granted a bonus payment (hereinafter referred to as “Silicon exit bonus”) to be paid upon a successful sale of the Silicon Group to a third party. The Silicon exit bonus of €4,700 thousand was determined based on 5% of the net proceeds (after repayment of third-party debt) received from a sale.
●	In June 2023, CS repaid the shareholder loan to SCHMID with a total cash amount of €70,000 thousand.
●	The expected credit loss of €1,418 thousand was therefore reversed.

The other part is an exit bonus related to Montratec. In 2018, the Company sold one of its subsidiaries, Montratec GmbH, to Montratec Sarl. The underlying stock purchase agreement included a clause on potential exit events, which requires Montratec Sarl to pay SCHMID up to €4,500 thousand (hereinafter referred to as “Montratec exit bonus”) upon a future exit of Montratec Sarl from Montractec GmbH. Additionally, SCHMID entered into a guarantee agreement with Schmid Grundstücke GmbH& Co. KG (referred to as “SGG”), an entity jointly controlled by shareholders of SCHMID, wherein SGG would reimburse the difference between the exit sale consideration actually received from Montratec Sarl and €4,500 thousand (hereinafter referred to as “Montratec guarantee”) in the event that the exit sale consideration is below €4,500 thousand. As a remuneration for this guarantee, SCHMID was required to pay SGG an amount equal to 1.5% p.a. of the €4,500 thousand per year until an exit event would occur. SCHMID was informed in April 2023 about this exit event, i.e. that Montratec GmbH was sold by Montratec Sarl in April 2023 which resulted in an exit bonus of €3,954 thousand being owed by Montratec Sarl to SCHMID and €546 thousand being owed by SGG. The bonus from Montratec has been received in cash during 2023, the payment from SGG has been netted with payables of SCHMID against SGG.

12.OTHER EXPENSES

Other expenses consist of the following:

in € thousand	2024	2023	2022
Foreign currency losses	(2,347)	(2,388)	(2,399)
Other taxes	(130)	(166)	(122)
Disposal of assets	—	—	(231)
Miscellaneous other items	(87)	(65)	(236)
Total other expenses	(2,564)	(2,620)	(2,988)

13.SHARE LISTING EXPENSE

The Pegasus Merger led to a Share listing expense. SCHMID Group N.V. issued shares with a fair value of €68 million to Pegasus shareholders, comprised of the fair value of SCHMID Group N.V. shares, that were issued to Pegasus shareholders of €9.61 ($10.30) per share (Pegasus closing price as of April 30, 2024). In exchange, SCHMID Group N.V received the identifiable net assets held by Pegasus, which had a fair value upon closing of minus €3.5 million, comprising of investments held in Pegasus trust account partly offset by current liabilities by Pegasus in the amount of €9.3 million, deferred underwriting commissions and financial liabilities in the amount of €7.5 million and liabilities of 5.3 million for the 21 million Pegasus Warrants considering a fair value of the warrants of €0.2519 per warrant (price of Pegasus Warrants at Closing of the Pegasus Merger in EUR; closing price in USD as the denominated currency was $0.27). The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the Pegasus Merger, in the amount of €71.6 million, is recognized as Share listing expense within the Consolidated Statement of Profit or Loss. Details of the calculation of the Share listing expense are as follows:

In € thousand		2024
Shares to be issued by TopCo to Pegasus	A	7,087
Pegasus closing price as of April 30, 2024	B	9.61
Fair value of shares deemed issued (AxB)	C	68.106
Pegasus net assets	D	(3,529)
Excess of Fair value of shares over Pegasus’s net assets acquired (C - D)		71,630

Upon closing of the Pegasus Merger, Pegasus Warrants were converted into SCHMID Group N.V. Warrants. The financial liability for the SCHMID Group N.V. Warrants is accounted for at fair value through profit and loss. The fair value of warrants decreased from €0.25 per warrant as of April 30, 2024, to €0.24 per warrant as of December 31, 2024. The result is a decrease in fair value of warrant liabilities of €0,2 million for the period.

14.IMPAIRMENT REVERSAL/ (IMPAIRMENT) OF FINANCIAL ASSETS

The Reversals of impairments of financial assets includes the following amounts:

In € thousand	12/31/2024	12/31/2023	12/31/2022
Reversal of receivables from the Silicon Group	—	21,375	—
Reversal of impairment of shareholder loan (included in trade and other receivables)	—	1,418	3,091
Other	20	(97)	—
Total	20	22,696	3,091

The reversals with respect to the Silicon Group and the shareholder loan in 2023 refer to receivables that by nature did not exist anymore in 2024. Therefore, the reversal of impairment of financial assets, included in “Other” in the table above, in 2024 refers to trade receivables only.

In March 2023, a Stock Purchase Agreement (hereinafter referred to as “SPA”) was entered into to sell SCHMID Silicon Technology Holding GmbH and subsidiaries (hereinafter referred to as “the Silicon Group”) to Group 14 Technologies Group. Receivables from the Silicon Group which had been impaired in 2017 became recoverable as a result of the SPA resulting in an impairment reversal of €21,375 thousand. For further information on the Silicon Group impairment reversal refer to note 11. Other income.

15.FINANCIAL RESULT

Financial result includes the following:

in € thousand	2024	2023	2022
Finance income	1,888	19,685	5,758
thereof fair value changes of warrants	1,028	—	1,669
thereof interest income and similar proceeds	860	3,883	4,089
thereof gain from loan extinguishment	—	15,802	—
Finance expenses	(5,712)	(10,091)	(17,746)
thereof interest portion of lease payments	(641)	(103)	(68)
thereof interest expense	(5,071)	(9,988)	(17,678)
Financial result	(3,824)	9,594	(11,988)

The income from fair value changes in 2024 results from the decrease of the warrant liability as part of the Business combination (see note 29. Financial Liabilities and Warrants).

Interest income includes in 2023 the interest received on loans, mainly the shareholder loan. For further information on the extinguishment, see note 29. Financial Liabilities and Warrants. Fair value changes in 2022 result from the fair value measurement of a share option and the embedded derivatives that were bifurcated from certain borrowings. For further information on the interest on of lease liabilities please see note 20. Leases. Interest expenses are mainly resulting from changes in the book value of the loans by using the effective interest method.

Interest expenses are mainly resulting from financial liabilities and is recognized based on the effective interest method and the additional payment for the debt fund during 2023.

16.PROFIT (LOSS) IN EQUITY METHOD INVESTMENTS

The loss in 2023 resulted from a capital contribution in the Company’s former equity method investee located in Saudi Arabia. The capital contribution was immediately expensed due to the existence of accumulated losses incurred by the investee which had not been previously recorded in the consolidated financial statements.

17.INCOME TAXES

Income taxes recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income are as follows:

in € thousand	2024	2023	2022
Current income tax (expense) / income	(372)	(1,044)	(2,908)
thereof prior years	(356)	168	(6)
Deferred income tax (expense) / income	1,864	(1,735)	4,832
thereof from temporary differences	5,008	(1,853)	12,693
thereof from tax loss carryforwards	(3,144)	118	(7,861)
Total income tax (expense) / income	1,492	(2,778)	1,924

SCHMID’s total German income tax rate, which also is SCHMID’s applicable income tax rate, remains unchanged at 29.125% (2023: 29.125%, 2022: 29.125%). This income tax rate comprises a corporate income tax rate of 15%, a solidarity surcharge of 0.825% and a trade tax rate of 13.3%. At non-German SCHMID companies, the respective country-specific income tax rates were used for the calculation of current and deferred taxes.

The following table presents the reconciliation of expected income taxes and reported effective income taxes. Expected income taxes were determined by multiplying consolidated profit before tax by SCHMID’s applicable income tax rate:

in € thousand	2024	2023	2022
Income (loss) before income taxes	(85,596)	40,732	1,667
Applicable income tax rate	29.125%	29.125%	29.125%
Expected income tax (expense) / income	24,930	(11,863)	(485)
Tax rate differences	48	891	911
Non-deductible expenses	(105)	(79)	(573)
Tax-free income	1,064	1,263	495
Trade tax deductions	1	(116)	(269)
Trade tax additions	(29)	—	—
Tax effects from prior years	(10)	488	642
Tax effects from withholding tax	(1)	(166)	(370)
Tax effects from capital gains tax	(14)	—	—
Permanent differences	(19,398)	2,912	(8)
Loss utilization of previously not recognized tax loss carryforwards	(410)	—	1,152
Change in valuation allowance from temporary differences and tax loss carryforwards	(4,032)	3,598	927
Non-recognition or utilization of unrecognized interest carryforwards	(555)	333	(957)
Other reconciling items	4	(38)	460
Effective income tax (expense) / benefit	1,492	(2,778)	1,924
Effective tax rate in %	1.74%	6.82%	(115.46)%

The permanent differences in 2024 are mainly related to the Listing Expenses (non-tax deductible) amounting to €20,862 thousand.

The deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”) relate to the following line items of the Consolidated Statement of Financial Position are summarized below:

	2024		2023
in € thousand	DTA	DTL	DTA	DTL
Intangible assets	1,775	(4,181)	1,843	(4,193)
Property, plant and equipment including right-of-use assets	55	(2,279)	155	(2,542)
Financial assets	64	(17)	1,630	(235)
Non-current assets	1,893	(6,477)	3,628	(6,970)
Inventories	2,492	—	220	(598)
Trade receivables and other receivables	165	(327)	149	(3,985)
Other current assets	4	—	—	(956)
Cash and cash equivalents	—	(276)	13	(44)
Current assets	2,660	(669)	382	(5,584)
Non-current financial liabilities	—	(5)	17	(7,433)
Provisions for pensions	84	—	140	(67)
Non-current provisions	—	(158)	60	(257)
Non-current lease liabilities	2,326	—	2,596	—
Others	1	(129)	—	—
Non-current liabilities	2,411	(292)	2,813	(7,757)
Current financial liabilities	983	—	3,803	(575)
Current contract liabilities	105	(2,293)	1,525	—
Trade payables and other liabilities	278	(22)	1,600	(665)
Other current liabilities	1,244	—	1,104	(30)
Current lease liabilities	226	—	210	—
Current provisions	0	(1,909)	230	(1,727)
Current liabilities	2,836	(4,224)	8,472	(2,998)
Tax loss carryforwards (CIT)	1,857	—	3,408	—
Tax loss carryforwards (Trade tax)	1,168	—	2,759	—
Tax loss carryforwards (Other income tax)	2	—	—	—
Deferred taxes (before offsetting)	12,828	(11,662)	21,463	(23,308)
Offsetting	(10,144)	10,144	(18,920)	18,920
Deferred taxes (after offsetting)	2,684	(1,518)	2,543	(4,388)
of which recognized in P/L	—	1,864	—	(1,735)
of which recognized in OCI	—	13	—	(7)
of which recognized in Equity	—	1,031	—	(52,923)
of which currency translation adjustments	—	104	—	(194)

The OCI movement of deferred taxes is entirely attributed to “Provisions for pensions” and the equity movement is mainly attributed to transaction costs (IAS 32.35).

No deferred tax assets were recognized for the following tax attributes (gross):

	2024	2023	2022
in € thousand	Tax Base	Tax Base	Tax Base
Deductible temporary differences	22,730	41,498	34,149
Tax loss carryforwards (CIT)	124,018	91,405	108,229
Tax loss carryforwards (Trade tax)	88,897	49,147	65,308
Interest carryforwards	36,927	35,229	36,956

The maturities of the tax loss carryforwards for which no deferred tax assets were recognized are as follows:

	2024	2023	2022
in € thousand	Tax Base	Tax Base	Tax Base
Up to 5 years	3,646	2,685	5,107
Up to 10 years	4,688	1,772	1,064
Up to 15 years	2,348	4,508	5,187
Unlimited	239,160	131,586	162,177

The reported tax loss and interest carryforwards mainly relate to the German SCHMID entities and can be carried forward indefinitely (German minimum taxation rules and interest stripping rules apply), however, they may be subject to restrictions of the German change in ownership rules (Sec. 8c Körperschaftsteuergesetz) going forward.

Most of SCHMID’s non-German entities neither have any taxable temporary difference exceeding deductible temporary differences, nor a positive profit-forecast and nor any tax planning opportunities and documentation available that could partly support the recognition of these tax attributes as deferred tax assets. On this basis, SCHMID has determined that it cannot recognize deferred tax assets on the majority of tax attributes carried forward.

Taxable temporary differences associated with investments in entities, branches and associates and interests in joint arrangements in the amount of €483 thousand as of December 31, 2024 (December 31, 2023: €935 thousand) have not been recognized.

Deferred tax assets exceeding deferred tax liabilities in the amount of €2,684 thousand as of December 31, 2024 (December 31, 2023: €522 thousand) for companies that generated a loss in the current or previous period were recognized as these are considered to be recoverable based on the positive profit for financial year 2025.

SCHMID Group N.V. is not subject to the Minimum Tax Act in the 2024 financial year, as the turnover limits of Section 1 MinStG are not met.

18.EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit or loss for the period attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Company and the weighted average number of shares in issue during the year for the effects of all dilutive potential ordinary shares.

Comparative earnings per share (basic and diluted) were restated to give effect to the Business Combination for comparability purposes.

The following table reflects the net income (loss) and share data used in the basic and diluted EPS calculations:

Basic and diluted earnings per share

	2024	2023	2022
	in €	in €	in €
Total basic and diluted earnings per share attributable to the ordinary equity holders of the company	(2.41)	1.28	0.05

Reconciliations of earnings used in calculating earnings per share

in € thousands	2024	2023	2022
Profit / (Loss) from continuing operations as presented in the statement of profit or loss	(84,104)	36,868	1,550

Weighted average number of shares used as the denominator

	2024	2023	2022
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share	34,935,357	28,725,000	28,725,000

Warrant liabilities

Warrants granted to the original shareholders of Pegasus SPAC are considered to be potential ordinary shares. The warrants are in connection with the merger of Pegasus SPAC into Merger Sub Corp, a wholly owned subsidiary of SCHMID Group N.V. SCHMID Group N.V. issued 21 million private warrants in replacement of the 21 million Pegasus warrants outstanding on the closing date. The warrants were recognized as a liability under IFRS 9 and a fair value gain was recognized through profit of loss in 2024. The warrants have not been included in the determination of basic earnings per share.

The warrants have not been included in the calculation of diluted earnings per share from their date of issue (30 April 2024), because they are anti-dilutive for the year ended December 31, 2024. The warrants could potentially dilute basic earnings per share in the future.

The number of warrants issued has remained unchanged since the issue date.

Earnout Shares

5,000,000 SCHMID N.V. shares are issuable pursuant to the Earnout Agreement and are considered to be potential ordinary shares. The shares are conditional upon share price increases and there are no service conditions that are required to be met. The conditions are as follows: 50% (2,500,000) of the earnout shares shall vest upon the occurrence of the share price being greater than $15.00 for a period of more than 20 days out of 30 consecutive trading days after the Closing Date within 3 years, the remaining 50% of the earnout shares shall vest upon the occurrence of the share price being greater than $18.00 for a period of more than 20 days out of 30 consecutive trading days after the Closing Date within 3 years. They would have been included in the determination of diluted earnings per share if the required vesting conditions would have been met based on the share price increases up to the reporting date and to the extent to which they are dilutive. The earnout shares have not been included in the determination of the basic earnings per share. The earnout shares could potentially dilute basic earnings per share in the future.

19.INTANGIBLE ASSETS

Intangible assets comprise the following:

	Development	Patents and
in € thousand	Costs	licenses	Total
Costs of acquisition
1/1/2024	25,729	1,372	27,102
Additions	3,878	129	4,008
Disposals/Retirements	(1)	—	(1)
Reclassification	—	—	—
Foreign exchange differences	(10)	38	28
12/31/2024	29,597	1,540	31,137
Accumulated amortization/write downs
1/1/2024	(11,452)	(684)	(12,136)
Amortization	(3,801)	(364)	(4,166)
Disposals/Retirements	—	131	131
Foreign exchange differences	10	(36)	(26)
12/31/2024	(15,243)	(952)	(16,196)
Carrying amount:
1/1/2024	14,278	689	14,966
12/31/2024	14,354	588	14,941

	Development	Patents and
in € thousand	Costs	licenses	Total
Costs of acquisition
1/1/2023	22,832	1,042	23,874
Additions	2,915	359	3,274
Disposals/Retirements	—	—	—
Reclassification	—	—	—
Foreign exchange differences	(17)	(28)	(46)
12/31/2023	25,729	1,372	27,102
Accumulated amortization/write downs
1/1/2023	(7,495)	(552)	(8,046)
Amortization	(3,975)	(158)	(4,133)
Disposals/Retirements	—	—	—
Foreign exchange differences	17	26	44
12/31/2023	(11,452)	(684)	(12,136)
Carrying amount:
1/1/2023	15,337	490	15,828
12/31/2023	14,278	689	14,966

Retirements relate to intangible assets with a net book value of zero that are no longer in use by SCHMID and have therefore been eliminated from the asset register.

Development costs represent internally generated intangible assets related to process and manufacturing technologies for various industries such as printed circuit board (“PCB”), substrate manufacturing, photovoltaics, and glass and energy storage, wet processes (horizontal, vertical and single panel) and vacuum processes. Patents and licenses include software licenses, licenses for the use of know-how and acquired patents. The amount of borrowing costs capitalized during the period 2024 is €216 thousand (December 31, 2023: €494 thousand). The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the year, in this case 3.7% (December 31, 2023: 10%).

SCHMID receives government grants that are related to self-developed technology and processes recognized as intangible assets. The grants are received to compensate for expenses incurred that are capitalized as intangible assets and therefore SCHMID reduces the asset value by the amount of the grant. An amount of €0 thousand was deducted from the capitalized book value during 2024, €159 thousand during 2023 and €268 thousand during 2022.

Impairment test on development cost

At each balance sheet date SCHMID performs an impairment test on development costs that are capitalized but not yet ready for use. The impairment test is performed on a Cash Generating Unit (“CGU”) level. The recoverable amount of the CGU that includes these development costs (the entity using those technologies) was estimated based on the present value of the future cashflows expected to be derived from the CGU (fair value less cost to sell), using a pre-tax discount rate of 12.59% (December 31, 2023: 12.89%). The recoverable amount of the CGU was estimated to be higher than its carrying amount and no impairment was required. In the event of a change in the key assumptions in the single-digit percentage range, sufficient headroom remains.

20.PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is comprised of the following:

	Land,
	buildings and	Technical	Office and
	leasehold	equipment and	other	Assets under
in € thousand	improvements	machinery	equipment	construction	Total
Costs of acquisition or construction:
1/1/2024	220	16,330	15,386	513	32,449
Additions	14	278	774	53	1,120
Disposals/Retirements	—	(184)	(253)	(96)	(533)
Foreign exchange differences	—	86	61	—	147
12/31/2024	235	16,509	15,968	470	33,182
Accumulated depreciation:
1/1/2024	(71)	(13,314)	(13,359)	—	(26,744)
Depreciation	(21)	(653)	(803)	—	(1,477)
Disposals/Retirements	831	(461)	61	—	432
Foreign exchange differences	—	(68)	(44)	—	(113)
12/31/2024	739	(14,496)	(14,145)	—	(27,902)
Carrying amount:
1/1/2024	149	3,016	2,027	513	5,704
12/31/2024	973	2,013	1,824	470	5,280

	Land,
	buildings and	Technical	Office and
	leasehold	equipment and	other	Assets under
in € thousand	improvements	machinery	equipment	construction	Total
Costs of acquisition or construction:
1/1/2023	21,303	18,263	14,561	—	54,127
Additions	—	1,679	1,410	513	3,602
Disposals/Retirements	(21,085)	(3,448)	(458)	—	(24,991)
Foreign exchange differences	1	(164)	(126)	—	(289)
12/31/2023	220	16,330	15,386	513	32,449
Accumulated depreciation:
1/1/2023	(11,581)	(15,892)	(13,293)	—	(40,766)
Depreciation	(483)	(982)	(583)	—	(2,048)
Disposals/Retirements	11,995	3,447	414	—	15,856
Foreign exchange differences	(1)	114	101	—	214
12/31/2023	(71)	(13,314)	(13,359)	—	(26,744)
Carrying amount:
1/1/2023	9,722	2,371	1,268	—	13,361
12/31/2023	149	3,016	2,027	513	5,704

Property, plant and equipment includes right-of-use assets amounting to €7,812 thousand as of December 31, 2024 (December 31, 2023: €9,063 thousand). For further information see note 21. Leases.

21.LEASES

Lessee accounting

SCHMID’s lease obligations primarily relate to rights to buildings mainly for its office, R&D and production premises as well as to leased vehicles. The carrying amounts of right-of-use assets recognized and the movements during the period were as follows:

in € thousand	Real Estate	Vehicles	Total
1/1/2023	906	428	1,334
Additions to right-of-use assets	8,402	178	8,581
Depreciation	(543)	(236)	(779)
Foreign exchange differences	(68)	(5)	(73)
12/31/2023	8,697	365	9,063
Additions/(De-recognition) to right-of-use assets	(121)	489	367
Depreciation	(1,354)	(293)	(1,647)
Foreign exchange differences	30	(1)	29
12/31/2024	7,253	560	7,812

In December 2023, SCHMID signed a sale and leaseback contract with SCHMID Grundstücke GmbH Co. KG, an entity controlled by Mrs. Schmid, for production facility and office buildings in Freudenstadt. The purchase price was €11,400 thousand. The lease term is 10 years. There is an extension option that can be exercised by the lessee 12 months before the end of the term. SCHMID can extend the lease term three times by 5 years each time. A lease payment of €100 thousand (excl. VAT) is due in advance each month. This resulted in an increase in the right-of-use asset in the amount of €7,092 thousand and a lease liability in the amount of €8,895 thousand. The gain on sale was €507 thousand. As the sale and leaseback was concluded with a related party, the interest rate implicit in the lease of 6.58% was used.

For other leases SCHMID cannot readily determine the interest rate implicit in the leases, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that SCHMID would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBRs used by SCHMID are calculated based on the risk-free rate, individual country risk premiums of underlying country and credit spread. The weighted average IBR on December 31, 2024 is 6.65% (December 31, 2023: 6.03%).

There are no variable lease payments resulting from indexed rental payments or other variable rental components. The carrying amounts of lease liabilities and the movements during the period were as follows:

in € thousand	Lease Liability
1/1/2023	1,333
Additions	10,347
Interest	102
Payments	(819)
Foreign exchange difference	(77)
12/31/2023	10,886
Additions	306
Interest	655
Payments	(2,184)
Foreign exchange difference	32
12/31/2024	9,694

The consolidated statement of profit or loss and other comprehensive income (loss) included the following amounts of lease related expense:

in € thousand	2024	2023	2022
Depreciation of right of-use assets	(1,649)	(779)	(642)
Interest expense on lease liabilities	(641)	(103)	(68)
Short-term lease expenses	(371)	(383)	(523)
Lease expenses for low-value assets	(40)	(7)	(28)
Total amount recognized in expense	(2,701)	(1,273)	(1,260)

The below table provides information on the total cash outflow from all leases during the year:

in € thousand	2024	2023	2022
Principal paid	(1,543)	(715)	(609)
Interest paid	(641)	(103)	(68)
Short term and low value leases	(411)	(391)	(551)
Total amount paid	(2,596)	(1,209)	(1,227)

The below table shows a maturity analysis of undiscounted lease payments for which a right-of-use asset and lease liability were recognized:

in € thousand	12/31/2024	12/31/2023
≤ 1 year	2,029	2,108
> 1 ≤ 2 years	1,755	1,928
> 2 ≤ 5 years	3,778	4,081
> 5 years	4,800	6,014
Gross lease liabilities – minimum lease payments	12,361	14,130
Discount and foreign currency effects	(2,667)	(3,244)
Present value of the lease liabilities	9,694	10,886

Lessor accounting

A part of the office and laboratories buildings located at the headquarter are leased to a related party under an operating lease with rent payable on a monthly basis. Lease income from the operating lease where SCHMID is a lessor is recognized in other income on a straight-line basis over the lease term. The lease income per month amounts to €10 thousand and does not include variable lease payments that depend on an index or rate. The lease contract was fixed until March 31, 2022 and is automatically renewed each year for another 12 months if none of the parties terminates the agreement. As a result, the minimum lease payments to be received are €115 thousand in 2024 (2023 : €115 thousand, 2022: €115 thousand). The asset underlying the lease contract is included in property, plant and equipment.

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

22.FINANCIAL ASSETS

Non-current financial assets mainly comprise deposits for leased buildings.

23.INVENTORIES

in € thousand	12/31/2024	12/31/2023
Raw materials and supplies	4,136	4,386
Work in progress	6,317	6,038
Finished goods	5,281	5,928
Inventories	15,734	16,353

In fiscal year 2024, write-downs of €538 thousand (2023: €1,052 thousand, 2022: €833 thousand) were recognized. Total reversals of impairment losses amounted to €0 thousand in the fiscal year 2024 (2023: €83 thousand, 2022: €23 thousand). The amount of inventories recognized as an expense (Cost of sales) during 2024 is €15,507 thousand (2023: €25,026 thousand, 2022: €28,964 thousand.

24.TRADE RECEIVABLES AND OTHER RECEIVABLES

in € thousand	12/31/2024	12/31/2023
Trade receivables	24,704	40,626
Receivables from equity investees	4,207	1,599
Receivables from shareholder	4,711	—
Other receivables	4,599	4,807
Total trade and other receivables	38,221	47,032

Trade receivables have a residual term of less than one year. Receivables from equity investees refer to SCHMID Avaco Korea, Co. Ltd and SCHMID Energy Systems GmbH.

Consistent with the prior year, other receivables include also a receivable from Christian Schmid related to the Silicon bonus payment of €4,700 thousand.

In March 2023, a Stock Purchase Agreement (hereinafter referred to as “SPA”) was entered into to sell SCHMID Silicon Technology Holding GmbH and subsidiaries (hereinafter referred to as “the Silicon Group”) to the Group 14 Technologies Group. Receivables from the Silicon Group which had been impaired in 2017 by SCHMID became recoverable in 2023 as a result of the SPA resulting in an impairment reversal of €21,375 thousand.

The main driver for the decrease in the other receivables in 2023 is the repayment of a shareholder loan receivable (remaining balance as of December 31, 2023: €107 thousand).

25.OTHER CURRENT ASSETS

Other current non-financial assets are as follows:

in € thousand	12/31/2024	12/31/2023
Prepaid expenses	1,899	3,667
Advance payments on inventories	1,097	1,317
Restricted cash	59	89
Total other current non-financial assets	3,054	5,073

Restricted cash refers to bank accounts that are used as securities for customer prepayments, mainly in China. Changes within the restricted cash have been disclosed within the operating cashflow.

In 2024, prepaid expenses mainly comprise prepaid expenses for insurance expenses (December 31, 2024: €1,500 thousand).

In 2023, prepaid expenses mainly consisted of transaction costs related to the business combination with Pegasus have been recognized in Equity during 2024.

26.CASH & CASH EQUIVALENTS

Cash and cash equivalents include cash as well as deposits on bank accounts amounting to €3,791 thousand as of December 31, 2024 (December 31, 2023: €5,710 thousand).

27.EQUITY

Ordinary Shares have a par value of €0.01. The number of shares as of December 31, 2024 amounts to 43,062,427. The total share capital amounts to €431 thousand.

The capital reserves amount to €114,448 thousand and result from the contributions in kind.

Other reserves comprise loss carried forward, net profit/loss for the year, remeasurement of defined benefit obligation and currency translation differences.

Non-controlling interest contains the equity, profit/loss carried forward and currency translation differences relating to the minority shareholders of SCHMID.

28.NON-CONTROLLING INTEREST

Non-controlling interests relate to SCHMID Singapore Pte. Ltd. (10.00%) and SCHMID Taiwan Ltd. (13.95%).

As of December 31, 2023, XJ Harbour holds a 24.1% equity interest in the registered capital of SCHMID Technology (Guangdong) Co., Ltd.(STG), a SCHMID subsidiary. SCHMID and XJ in January 2024 have entered into an agreement whereby SCHMID will acquire XJ’s 24.1% equity interest in consideration for 1,406,361 SCHMID shares and €30.0 million in cash. The transfer of the equity interest and payment of the cash consideration will be effected in three tranches, commencing at Closing of de-SPAC in April 2024 and concluding no later than 455 days after Closing.

Although only a portion of the shares are received on Closing, with the remaining shares to be transferred after Closing, the non-controlling interests are reduced for the full number of shares to be transferred because SCHMID irrevocably agreed to purchase the shares from XJ. Consistent with IAS 32, such an obligation is recognized as a financial liability (measured at present value of the redemption amount), with corresponding adjustment recorded in equity. Accordingly as of December 31, 2024, no non-controlling interests are recognized in STG.

in € thousands
Carrying amount of acquired non-controlling interests	6,755
Purchase price paid to non-controlling shareholders	(32,969)
Decrease in equity of the owners of the parent company	(26,214)

The decrease in equity of the owners of the parent company is composed as follows:
– Decrease in capital reserves	(26,273)
– Increase in currency translation reserve	59
Decrease in equity of the owners of the parent company	(26,214)

The following tables summarizes the information relating to each entity that has material NCI, before any intra-SCHMID eliminations.

	SCHMID	SCHMID Taiwan
12/31/2024	Singapore Pte. Ltd.	Ltd.
NCI percentage	10.0%	14.0%
Non-current assets	—	142
Current assets	2,791	3,524
Non-current liabilities	—	81
Current liabilities	(149)	374
Net assets	2,940	3,210
Net assets attributable to NCI	294	448
Revenue	—	2,260
Profit/(Loss)	2,183	(3,462)
OCI	—	—
Total comprehensive income/(loss)	2,183	(3,462)
Total comprehensive income / (loss) allocated to NCI	218	(483)
Accumulated NCI end of period	295	298

		SCHMID
		Technology
	SCHMID	Guangdong Co.,	SCHMID Taiwan
12/31/2023	Singapore Pte. Ltd.	Ltd	Ltd.
NCI percentage	10.0%	24.1%	14.0%
Non-current assets	—	5,118	185
Current assets	2,797	42,569	11,827
Non-current liabilities	—	847	605
Current liabilities	2,062	22,288	5,182
Net assets	736	24,552	6,224
Net assets attributable to NCI	74	5,917	868
Revenue	—	27,750	1,672
Profit/(Loss)	6,188	2,298	(402)
OCI	—	(1,550)	(252)
Total comprehensive income/(loss)	6,118	748	(654)
Total comprehensive income / (loss) allocated to NCI	619	180	(91)
Accumulated NCI end of period	77	6,487	794

		SCHMID
		Technology
	SCHMID	Guangdong Co.,	SCHMID Taiwan
12/31/2022	Singapore Pte. Ltd.	Ltd	Ltd.
NCI percentage	10.0%	24.1%	14.0%
Non-current assets	—	4,575	71
Current assets	1,651	46,040	12,704
Non-current liabilities	—	568	694
Current liabilities	7,104	26,244	5,203
Net assets	(5,453)	23,804	6,879
Net assets attributable to NCI	(545)	5,737	960
Revenue	—	38,753	12,873
Profit/(Loss)	(7)	6,068	4,152
OCI	—	(639)	(303)
Total comprehensive income/(loss)	(7)	5,429	3,849
to NCI	(1)	1,308	537
Accumulated NCI end of period	(543)	6,335	889

Cash flow statement SCHMID Technology Guangdong Co., Ltd
in € thousand	2024	2023	2022
Cash flow from operating activities	(723)	666	(1,688)
Cash flow from investing activities	(155)	(472)	(502)
Cash flow from financing activities	—	(21)	(452)
Effect of foreign exchange rate changes on cash and cash equivalents	241	(119)	116
Net increase (decrease) in cash and cash equivalents	(636)	55	(2,525)

29.FINANCIAL LIABILITIES AND WARRANTS

The following table shows an overview of the financial liabilities of SCHMID:

in € thousand	12/31/2024	12/31/2023
Non-current financial liabilities	37,000	22,190
Warrant liability	5,053	—
Current financial liabilities	40,433	26,053

Non-current financial liabilities

Non-current financial liabilities include third party loans (€2,000 thousand), loans from shareholders (€21,000 thousand) and loans from other related parties (€14,000 thousand).

The third party loan refers to a loan from one individual not related to SCHMID. The loan is due end of 2026. The term is automatically extended by a further year if the contract is not terminated 6 months before expiry. Interest is floating at 3 months EURIBOR plus 1% margin.

The shareholders provided loan facilities of €15 million and €11 million in 2016. Loan waivers with debtor warrant were granted for EUR 5 million. The debtor warrant stipulates that the loans of EUR 5 million are to be revived as soon as the equity ratio of Gebr. SCHMID GmbH in the individual financial statements (according to HGB / German GAAP) is at least 10%. After the revival, the EUR 5 million are to be regarded as current financial liabilities. The loans of €21 million are due end of 2026. The term is automatically extended by a further year if the contract is not terminated 6 months before expiry. Interest is floating at 3 months EURIBOR plus 1% margin.

The loans from related parties are provided by key management personnel and SCHMID Grundstücke GmbH & Co. KG, which is an entity controlled by a related party. For further details please refer to note 37. Related Party Disclosures. €3 million are due on June 30, 2026. €11 million are due end of 2026. The term is automatically extended by a further year if the contract is not terminated 6 months before expiry. Interest is floating at 3 months EURIBOR plus 1% margin.

Debt extinguishment 2023

During the year ended December 31, 2023, SCHMID signed agreements with lender debt funds to repay the loans during 2023. The parties have agreed to modify certain terms of the loan, including amount and nature of repayments and interest rates resulting in loan extinguishment gains of €15,852 thousand. The extinguishment gains have been recorded in finance income. In addition, SCHMID and one of debt funds have agreed upon an additional payment of € 2,800 thousand to be paid by the Company, which resulted in finance expense at the same amount. One of the two loans was repaid in cash in June 2023. The second loan was repaid in September 2023 by transferring G14 shares amounting to €17,664 thousand to the debt fund by SCHMID. In addition, Schmid Verwaltungs GmbH transferred G14 shares to the debt fund to settle the complete loan liability of SCHMID. Schmid Verwaltungs GmbH (related party to SCHMID), by transferring G14 shares, repaid a loan receivable from SCHMID towards Schmid Verwaltungs GmbH.

Warrants

Upon the Business Combination, public warrants (“Public Warrants”) and warrants that were issued in a private placement transaction (“Private Warrants”) were assigned as former Pegasus warrants to SCHMID warrants. The terms of the Public Warrants and Private Warrants remain unchanged following the assignment. As of December 31, 2024, all warrants were outstanding.

The Public Warrants and the Private Warrants give the holder the right, but not the obligation, to subscribe to SCHMID’s shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. The Warrants became exercisable 30 days after the consummation of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption, liquidation or expiration in accordance with their terms.

Current financial liabilities

At the end of 2016, Annette and Christian SCHMID waived part of their claims (€5 million). As the waivers are with debtor warrants, the claims will revive once a certain equity ratio is reached. As of December 31, 2024, SCHMID did not reach the equity ratio.

In 2024, a new loan was agreed with an asset management company and paid out in June 2024 for a nominal amount of $2,350 thousand with a term of one year and an effective interest rate of 6.8482%.

Current financial liabilities also include short-term loans with the SCHMID shareholders (€12.1 million). These loans bear interest at the 3-month Euribor rate plus 1 percentage point.

€23,539 thousand relate to liabilities to XJ resulting from the share buyback (refer to Note 28. Non-controlling Interest for further consideration).

30.OTHER PROVISIONS

Movement in provisions during the year is as follows:

				Reversal of
				unused
In € thousand	12/31/2023	Additions	Utilization	amounts	12/31/2024
Warranty provision	238	—	(27)	—	211
Jubilee provision	(2)	169	(34)	—	134
Total non-current provisions	237	169	(61)	—	345
Warranty provision	225	250	(374)	(62)	39
Provision for legal claims	53	—	(40)	(4)	9
Other provisions	695	170	(700)	(28)	136
Total current provisions	973	420	(1,115)	(94)	184

				Reversal of
				unused
In € thousand	12/31/2022	Additions	Utilization	amounts	12/31/2023
Warranty provision	211	211	(184)	—	238
Jubilee provision	119	482	(603)	—	(2)
Total non-current provisions	330	693	(787)	—	237
Warranty provision	139	152	(66)	—	225
Provision for legal claims	67	44	—	(58)	53
Other provisions	153	2,308	(1,454)	(312)	695
Total current provisions	360	2,504	(1,520)	(370)	973

31.POST-EMPLOYMENT BENEFITS

Defined contribution plans

SCHMID’s expenses for defined contribution plans were €1,752 thousand for the year ended 2024 (2023: €1,677 thousand, 2022: €1,552 thousand). No assets or liabilities are recognized in SCHMID’s balance sheet in respect of such plans, apart from regular prepayments and accruals of the contributions withheld from employees’ wages and salaries and of SCHMID’s contributions.

Defined benefit plan

Corporate post-retirement benefits are provided by SCHMID in Germany through a defined benefit plan with one beneficiary who is also a related party (please see note 37. Related Party Disclosures). The beneficiary was granted a fixed pension commitment in 2012 as part of a deferred compensation agreement in form of a lump-sum payment in the event of invalidity or reaching the age of 67. The Company has no plan assets in connection with the pension obligation.

The present value of the defined benefit obligation at the end of the fiscal year 2024 amounted to €978 thousand (December 31, 2023: €894 thousand, December 31, 2022: €887 thousand).

Reconciliation of the net defined benefit liability:

In € thousand	2024	2023	2022
Net defined liability at January 1	894	887	1,173
Defined benefit income recognized in consolidated statement of profit or loss	36	33	14
Defined benefit cost recognized in other comprehensive income	44	(25)	(300)
Reclassification of other liabilities	4	—	—
Net defined liability at December 31	978	894	887

Reconciliation of the amount recognized in the consolidated statement of financial position:

In € thousand	2024	2023	2022
Employee benefit obligations recognized as of January 1	894	887	1,173
Actuarial adjustments	44	(26)	(300)
thereof: experience adjustments	(2)	(2)	2
thereof: adjustments for financial assumptions	46	(24)	(302)
Interest expense	36	33	14
Reclassification of other liabilities	4	—	—
Employee benefit obligations recognized as of December 31	978	894	887

The expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows

In € thousand	2024	2023	2022
Actuarial gains (-) / losses (+) deriving from changes in financial assumptions	46	(24)	(302)
Actuarial gains (-) / losses (+) deriving from experience adjustments	(2)	(2)	2
Included in other comprehensive income	44	(26)	(300)
Interest income	36	33	14
Included in the consolidated statements of profit or loss	36	33	14
Total included in the consolidated statements of profit or loss and other comprehensive income (loss)	80	7	(286)

The interest cost relating to the obligation is a component of the result from financing activities.

The following were the principal actuarial assumptions as of:

	12/31/2024	12/31/2023
Discount rate	3.5%	4.0%

Sensitivity Analysis

The main actuarial assumption that is used to calculate the provisions for post-employment benefits is the discount rate. A reasonably possible increase, or respectively decrease, in the significant actuarial assumptions would have had the following impact on the present value of the post-employment benefit obligation as of the respective reporting dates:

	12/31/2024	12/31/2023
Discount rate (+0.25%)	3.8%	4.3%
Present value of the post-employment benefit obligations (in € thousand)	951	872
Discount rate (-0.25%)	3.3%	3.8%
Present value of the post-employment benefit obligations (in € thousand)	998	918

Duration

The duration of the obligation is 11 years as of December 31, 2024 (December 31, 2023: 12 years).

32.TRADE AND OTHER PAYABLES

in € thousand	12/31/2024	12/31/2023
Trade payables	15,528	13,946
Liabilities to affiliated companies	12,294	11,896
Liabilities to associated companies	357	56
Total trade and other payables	28,179	25,899

33.OTHER CURRENT LIABILITIES

Other non-financial liabilities are as follows:

in € thousand	12/31/2024	12/31/2023
Personnel related accruals	2,579	3,175
Tax related accruals	432	1,348
Audit related accruals	2,400	1,297
Liabilities due to reorganization	2,809	—
Legal and consulting fees	3,140	2,707
Miscellaneous other current liabilities	6,153	4,587
Total other current liabilities	17,513	13,113

34.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Carrying Amounts and Fair Values

The following tables disclose the carrying amounts of each class of financial instruments together with its corresponding fair value and the aggregated carrying amount per category.

				12/31/2024
Financial instruments, analyzed by classes and categories		Carrying		Fair value
in € thousand	Category	amount	Fair value	hierarchy
Non-current assets
Financial assets
Other loans and other investments	AC	66	66	n/a
Other non-current financial assets	AC	69	n/a	n/a

Current assets
Trade receivables and other receivables
Trade receivables	AC	23,609	n/a	n/a
Receivables from equity investees	AC	4,599	n/a	n/a
Other receivables
Exit bonus	AC	—	—	n/a
Receivables from shareholder	AC	4,711	n/a	n/a
Other current assets
Restricted cash	AC	59	n/a	n/a
Other	AC	5,243	n/a	n/a
Cash and cash equivalents	AC	3,791	n/a	n/a

Non-current liabilities		42,147
Non-current borrowings
Loans from other third parties	FLAC	2,000	2,130	Level 3
Loans from shareholders	FLAC	21,000	22,365	Level 3
Loans - host contract	FLAC	—	22,365	Level 3
Loans from other related parties	FLAC	14,000	15	Level 3
Other non-current financial liabilities	FVTPL	5,053	5,053	Level 1
Warrants	FVTPL	5,053	5,053	Level 1

Current liabilities		42,053
Current borrowings
Loans from banks	FLAC	2,219	n/a	n/a
Loans from debt funds		—	—	n/a
Loans - host contract	FLAC	—	n/a	n/a
Loans - embedded derivatives	FVTPL	—	—	n/a
Loans from other third parties	FLAC	1,502	n/a	n/a
Loans from shareholders	FLAC	8,694	n/a	n/a
Loans from other related parties		28,018	—	—
Loans - host contract	FLAC	28,018	n/a	n/a
Loans - embedded derivatives	FVTPL	—	—	n/a
Share option	FVTPL	—	—	Level 3
Trade payables and other liabilities	FLAC	28,179	n/a	n/a

		Carrying
Thereof aggregated by categories	Category	amount
Financial assets measured at amortized cost	AC	42,147
Financial liabilities measured at fair value	FVTPL	5,053
Financial liabilities measured at amortized cost	FLAC	105,612

				12/31/2023
Financial instruments, analyzed by classes and categories		Carrying		Fair value
in € thousand	Category	amount	Fair value	hierarchy
Non-current assets
Financial assets
Other loans and other investments	AC	28	28	n/a
Other non-current financial assets	AC	112	n/a	n/a

Current assets
Trade receivables and other receivables
Trade receivables	AC	40,673	n/a	n/a
Receivables from equity investees	AC	1,599	n/a	n/a
Other receivables
Exit bonus	AC	4,700	4,700	n/a
Receivables from shareholder	AC	107	n/a	n/a
Other current assets
Restricted cash	AC	89	n/a	n/a
Other	AC	1,317	n/a	n/a
Cash and cash equivalents	AC	5,710	n/a	n/a

Non-current liabilities
Non-current borrowings
Loans from other third parties	FLAC	2,336	2,063	Level 3
Loans from shareholders	FLAC	19,854	17,630	Level 3

Current liabilities
Current borrowings
Loans from banks	FLAC	1,225	n/a	Level 3
Loans from shareholders	FLAC	8,102	n/a	n/a
Loans from other related parties	FLAC	16,726	n/a	Level 3
Trade payables and other liabilities	FLAC	25,899	n/a	n/a

The carrying amounts of cash and cash equivalents, trade and other receivables, loans from banks and trade payables, are considered reasonable estimates of their fair values because of the short maturities of these items.

The fair value of the loan granted to a shareholder was calculated by discounting future cash flows with a risk-adjusted interest rate curve. As the credit risk of the shareholder is unobservable and assumed to be equivalent to the Standard & Poor’s rating class of CCC, the credit risk is considered to have a material impact on the fair value. Therefore, the fair values of the shareholder loan are categorized in level 3 of the fair value hierarchy.

Items of income, expenses, gains or losses resulting from financial instruments

The net gains or losses for each of the financial instrument measurement categories differentiated by the respective sources were as follows:

2024	Subsequent measurement
in € thousand	Interest	Fair value	Total
Financial assets - AC	860	n/a	860
Financial liabilities - FLAC	(4,863)	n/a	(4,863)
Financial assets and liabilities - FVTPL	—	1,028	1,028
Total	(4,003)	1,028	(2,975)

2023	Subsequent measurement
in € thousand	Interest	Fair value	Total
Financial assets - AC	9,499	n/a	9,499
Financial liabilities - FLAC	(9,988)	n/a	(9,988)
Financial assets and liabilities - FVTPL	n/a	—	—
Total	(489)	—	(489)

The total interest income for financial assets that are not measured at FVTPL is €860 thousand as of the year ended December 31, 2024 (2023: €9,499 thousand). The total interest expense for financial liabilities that are not measured at FVTPL is €-4,863 thousand as of the year ended December 31, 2024 (2023: €9,988 thousand).

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

The allowances for ECL determined for the different classes of financial assets developed as follows:

	Trade receivables		Shareholder and
	- not credit	Trade receivables	other loans -
in € thousand	impaired	- credit impaired	credit impaired
Closing Balance 31/12/2022	(19)	(652)	(1,445)
Additions	(118)	(198)	—
Utilization	—	(11,425)	—
Reversal	—	11,706	1,445
Closing Balance 31/12/2023	(137)	(569)	—
Additions	—	—	—
Utilization	14	193	—
Reversal	—	—	—
Closing Balance 31/12/2024	(123)	(376)	—

With regards to cash and cash equivalents SCHMID allocates the credit risk by using several banks. Furthermore, it is SCHMID policy to hold cash and cash equivalents only with financial institutions that have at least an investment grade rating. SCHMID regularly monitors its cash and cash equivalents and takes corrective actions should it identify any possible changes in creditworthiness of these financial institutions. Therefore and due to its short-term character, no significant credit risk arises from cash and cash equivalents, and no ECL allowance has been recorded for 2024 and 2023 respectively.

The following tables provide information about the gross carrying amounts by credit-risk rating classes for the several types of financial assets that are not measured at FVTPL and therefore generally subject to the impairment regulations of IFRS 9.

Gross Carrying Amounts by Rating Class			12/31/2024
in € thousand	Stage 1	Stage 2	Stage 3
General approach
Cash and cash equivalents
AAA to BBB (Investment grade)	3,791	—	—
Receivables from shareholders
BBB- to CCC (Below investment grade)	—	4,711	—
Simplified approach
Trade receivables and other receivables
Current (not past due)	—	9,829	—
1-30 days past due	—	919	—
31-60 days past due	—	294	—
61-90 days past due	—	60	—
More than 90 days past due	—	2,822	—
credit-impaired	—	—	5,473
Total	3,791	18,635	5,473

Gross Carrying Amounts by Rating Class			12/31/2023
in € thousand	Stage 1	Stage 2	Stage 3
General approach
Cash and cash equivalents
AAA to BBB (Investment grade)	5,710	—	—
Receivables from shareholders
BBB- to CCC (Below investment grade)	—	4,807	—
Simplified approach
Trade receivables and other receivables
Current (not past due)	—	27,148	(69)
1-30 days past due	—	1,423	(11)
31-60 days past due	—	597	(6)
61-90 days past due	—	651	(7)
More than 90 days past due	—	3,039	(45)
Total	5,710	37,665	(138)

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

During 2023, the majority of financial liabilities has been repaid. For more detail on the financial situation, please refer to the explanation on Going Concern (see note 2. Basis of Presentation).

The following table provides details of the (undiscounted) cash outflows of financial liabilities (including interest payments).

					12/31/2024
	Cash outflows within				Total cash
in € thousand	≤ 1 year	> 1 ≤ 2 years	> 2 ≤ 5 years	> 5 years	flows
Lease liabilities	2,108	1,928	4,081	6,014	14,131
Borrowings (including embedded derivatives)	—	—	—	—	—
Loans from banks	—	—	—	—	—
Loans from other third parties	727	2,063	—	—	2,790
Loans from shareholders	9,216	21,661	—	—	30,877
Loans from other related parties	24,971	14,394	—	—	39,365
Trade payables and other liabilities	28,179	—	—	—	28,179

					12/31/2023
	Cash outflows within				Total cash
in € thousand	≤ 1 year	> 1 ≤ 2 years	> 2 ≤ 5 years	> 5 years	flows
Lease liabilities	2,073	1,822	3,372	3,758	11,025
Borrowings (including embedded derivatives)	26,053	26,781	—	—	52,835
Loans from banks	1,225	—	—	—	1,225
Loans from other third parties	—	2,778	—	—	2,778
Loans from shareholders	8,102	24,004	—	—	32,106
Loans from other related parties	16,726	—	—	—	16,726
Trade payables and other liabilities	25,899	—	—	—	25,899

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

functional currency entity	12/31/2024				12/31/2023
	EUR	CNY	USD	HKD	EUR	CNY	USD	HKD
EUR	—	27,201	2,685	(55)		5,010	3,597	—
CNY	13,120	—	(1,262)	(2,071)	27,217		(1,077)	(424)
USD	(876)	(969)	—	—	17	—		—
TWD	1,262	(28)	61	269	1,481	(238)	—	—
HKD	(6,887)	(17,794)	(585)	—	2,026	(2,209)	—
KRW	(2,658)	1,009	(154)	—	(4,276)	—	—	—
MYR	(378)	—	—	—
Total	3,584	9,419	744	(1,857)	26,464	2,563	2,520	(424)

The following table demonstrates the impact that a reasonably possible change in each material currency pair would have on SCHMID’s profit or loss before tax. Therefore for each currency exchange rate the foreign currency is shifted against the respective local entity’s functional currency. The resulting impact in local currency is then translated into EUR.

in € thousand	12/31/2024		12/31/2023
	+10%	-10%	+10%	-10%
CNY/EUR	867	(1,059)	2,019	(2,467)
USD/EUR	(315)	384	(325)	398
TWD/EUR	115	(140)	135	(165)
HKD/EUR	(626)	765	184	(225)
KRW/EUR	(242)	295	(389)	475
MYR/EUR	(34)	42	—	—
CNY/TWD	—	—	22	(26)
CNY/HKD	188	(235)	158	(203)
USD/CNY	110	(135)	98	(120)
HKD/USD	(56)	56	—	—

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

Impact to P/L
in € thousand	(income (+)/ expense (-))
12/31/2024
Change in interest rate +1%	(378)
Change in interest rate -1%	378
12/31/2023
Change in interest rate +1%	(296)
Change in interest rate -1%	296

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

The Company is not anymore subject to externally imposed capital requirements as all relevant loans have been repaid during 2023, see note 29. Financial Liabilities and Warrants for further details. No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2024 and 2023.

Reconciliation of changes in liabilities arising from financing activities

		Lease
In € thousand	Loans	liabilities	Total
Balance at January 1, 2024	48,244	10,886	59,130
Cash flow from financing activities (excluding changes from restricted cash)	6,173	(2,184)	3,989
Proceeds from loans	3,145	—	3,145
Proceeds from Reorganization	14,443	—	14,443
Repayments of loans	(264)	—	(264)
Principal elements of lease payment	—	(1,543)	(1,543)
Interest paid	(212)	(641)	(853)
Transaction with (minority) shareholder	(10,939)		(10,939)
Changes in the cash flow from financing activities	23,016	993	24,009
Foreign currency effects	—	32	32
New leases	—	306	306
Accrued interest	21,988	655	22,644
Fair value measurement	1,028	—	1,028
Balance at December 31, 2024	77,433	9,694	87,127

		Lease
In € thousand	Loans	liabilities	Total
Balance at January 1, 2023	167,111	1,333	168,444
Cash flow from financing activities (excluding changes from restricted cash)	(83,812)	(819)	(84,631)
Proceeds from loans	—	—	—
Repayments of loans	(81,871)	—	(81,871)
Principal elements of lease payment	—	(715)	(715)
Interest paid	(1,941)	(103)	(2,044)
Changes in the cash flow from financing activities	(35,055)	10,372	(24,683)
Foreign currency effects	—	(77)	(77)
New leases	—	10,347	10,347
Accrued interest	(35,024)	102	(34,922)
Fair value measurement	(32)	—	(32)
Balance at December 31, 2023	48,244	10,886	59,130

35.EQUITY METHOD INVESTMENTS

SCHMID owns non-controlling interests in the following entities as of December 31, 2024 and 2023. The proportion of ownership interest is the same as the proportion of voting rights held.

		% of ownership interest
Name of the entity	Country of incorporation	12/31/2024	12/31/2023
SCHMID AVACO Korea Co. Ltd. (SAK)	South Korea	50%	50%
Advanced Energy Storage Systems Investment Company (AES)	Kingdom of Saudi Arabia	—%	51%
SCHMID Energy Systems GmbH (SES)	Germany	49%	—%

A description of each entity is provided below.

SCHMID AVACO Korea Co. Ltd. (SAK), South Korea is a company that specializes in the sales and marketing of PVE and PVD equipment. SCHMID developed many innovative PVE and PVD processes and has access to the major manufacturing player for PCB, Substrates and Panel Level Packing. Avaco produces a wide range of equipment, which serves various industries including chip industry, automotive, electronics and telecommunications technology.

Advanced Energy Storage Systems Investment Company (AES), Saudi Arabia was a cooperation of Nusaned Investment (an investment company owned by Saudi Basic Industries Corporation (“SABIC”)) and SCHMID. AES was established to manufacture and focuses on technology development in the field of vanadium redox flow batteries (VRFB). In October 2023, Nusaned Investment and SCHMID, mutually agreed to terminate the cooperation via a share exchange. On January 1, 2024, SCHMID transferred its shares in AES to SABIC and in exchange AES transferred its shares in SES to SCHMID. Following this exchange, SCHMID had a 100% ownership interest in SES.

During 2024, SCHMID and the Pekintas Group based in Istanbul, Turkey, reached an agreement to partner in the design, manufacture and sale of VRFB’s at commercial scale. OC Teknoloji Yatirimlari A.S. (“OC Technlogy Investments” or “OCT”) was established by the Pekintas Group to act as the operating company for the venture. On December 17, 2024, SES, SCHMID GmbH, and OCT executed a Share Purchase Agreement (the “SPA”) whereby SCHMID would transfer a 51% ownership interest in SES to OCT in exchange for a payment of €1 million and a 19.9 % ownership interest in OCT. The SES share transfer and payment of €1 million occurred in December 2024. The fair value of the 49% ownership in SES amounts to €1,200 thousand. The shares in OCT have not been transferred as of year end, but the Company has recorded a receivable amounting to the fair value of the shares (€248 thousand). SCHMID recognized a gain of €3,703 thousand on the sale to OCT of the 51% interest in SES, which is presented in Other Income.

36.COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, the Company has no commitments (December 31, 2023: €62 thousand) to acquire items of property, plant & equipment.

37.RELATED PARTY DISCLOSURES

SCHMID is a listed company with Christian Schmid and Anette Schmid as majority shareholders. Christian Schmid is also the CEO of the Company.

Transactions with Key Management

Key management personnel are defined as those persons who are responsible for SCHMID´s worldwide operating business, based on their function within SCHMID or the interests of SCHMID. The following individuals belong or belonged to SCHMID’s key management:

Name	Company	Function & Member of key management since/until
Christian Schmid	SCHMID Group N. V. Gebr. SCHMID GmbH	Executive Director of SCHMID Group N. V., CEO
Anette Schmid	SCHMID Group N. V.	Non-executive Director
Prof. Dr. Dr. h.c. Sir Ralf Speth	SCHMID Group N. V.	Non-executive Director, Chairman of the Board
Dr. Stefan Berger	SCHMID Group N. V.	Non-executive Director
Boo-Keun Yoon	SCHMID Group N. V.	Non-executive Director
Dr. Annedore Streyl	SCHMID Group N. V.	Non-executive Director since 27.12.2024
Christian Brodersen	SCHMID Group N. V.	Non-executive Director until 23.12.2024
Julia Natterer	SCHMID Group N. V. Gebr. SCHMID GmbH	CFO
Laurent Nicolet	Gebr. SCHMID GmbH	Executive Asia Region
Helmut Rauch	Gebr. SCHMID GmbH	COO

The annual remuneration and related compensation costs recognized as expense during the reporting period only includes short-term employee benefits and amounts to €1,428 thousand in 2024 (2023: €1,562 thousand, 2022: €1,262 thousand). Short-term benefits include salaries, bonus, and other benefits such as medical, death and disability coverage, Company car and other usual facilities as applicable. The outstanding balances also include the liability in connection with the defined benefit obligation.

Transactions with related parties

In addition to the entities included in the consolidated financial statements (see note 2. Basis of Presentation), SCHMID maintains relationships with other related parties. Related parties comprise the following entities (not individuals):

Company	Relationship
Schmid Grundstücke GmbH & Co. KG	Jointly controlled by Christian and Anette Schmid
Schmid Verwaltungs GmbH, Freudenstadt	Controlled by Christian Schmid
Schmid Silicon Technology Holding GmbH, Freudenstadt	Controlled by Christian Schmid (until June 2023)
Schmid Silicon Technology GmbH, Freudenstadt	Controlled by Christian Schmid (until June 2023)
SILIQN GmbH, Freudenstadt	Controlled by Christian Schmid (until March 2023)
Schmid Polysilicon Production GmbH, Spreetal	Controlled by Christian Schmid (until March 2023)

The following transactions are proceeded with related parties.

in € thousand	2024	2023	2022
Interest income on loans granted to
Shareholder	4	1,077	526

Interest expense on loans received from
Key management personnel	3	12	88
Other related parties	510	558	409
Shareholder	916	737	165

Purchases of goods or services
Joint ventures	—	3	2,511
Other related parties	1,663	236	663

Sale of goods or services
Joint ventures	—	427	505
Other related parties	31	11,801	592

Salary and Bonus
Shareholder	1,055	1,149	988
Key management personnel	1,428	1,562	1,262

in € thousand	12/31/2024	12/31/2023
Outstanding balances - Liabilities
Shareholder	29,486	29,102
Key management personnel	—	280
Joint ventures	358	358
Other related parties	16,973	25,359

in € thousand	12/31/2024	12/31/2023
Outstanding balances - Receivables
Shareholder	—	107
Joint ventures	4,068	2,655
Other related parties	1,286	221

The significant increase in Sale of goods or services as well as in Outstanding balances - Liabilities in 2023 are mainly due to the sale and leaseback transaction (for further information please see note 20. Leases).

38.EVENTS AFTER THE REPORTING PERIOD

Shareholder debt waiver

In September 2025, Anette Schmid and Christian Schmid agreed to waive €5 million in financial liabilities which were owed to them by SCHMID. These €5 million financial liabilities dated back to 2016 and were waived for no consideration or compensation.

Subscription Agreement with XJ Harbour HK Limited; Set‑Off Agreement

On November 12, 2025, the Company entered into a subscription agreement and a set-off agreement with XJ Harbour, pursuant to which the Company agreed to issue and sell shares to XJ in a private placement. The Company agreed to issue ordinary shares to XJ at $2.15 per share to set off $26,962,158.90 of liabilities (including accrued interest) owed to XJ by the Company.

Secured Two‑Tranche Term Loan Facility

The Company signed a secured two-tranche term loan facility with a total commitment value of up to €10 million with the lender Black Forest Special Situations I, a Cayman Islands incorporated vehicle on December 16, 2025. The lender is backed by a consortium that includes the Company’s chairman of the Board, Sir Ralf Speth, members of the Board of directors of the Company, its CFO Arthur Schuetz, and third-party investment and advisory professionals. The first tranche consisted of €2.5 million, which were paid out on December 18, 2025.

The second tranche of up to €7.5 million was set to be drawn down early in 2026. The lender has a conversion right under the term loan facility, which is exercisable at a share price of US$2.15 into shares of the Company between six months after the draw down of the first tranche and the date of the term loan facility’s maturity, which is 15 months after the first tranche draw down. The first and second tranches may be converted independently of one another. The term loan facility has a 15% p.a. interest rate with interest payable at maturity, unless the conversion right is exercised and interest is also converted into shares of the Company.

Related Party Loan

At the same time, the Company received a cash injection of €0.2 million from a related party of the Schmid family on December 15, 2025. The agreed interest rate is market standard and the loan has a maturity of 15 months.

$30 Million 7.00% Senior Convertible Note due 2028

On January 18, 2026 SCHMID entered into an investment agreement with an institutional investor, Linden Advisors LP, to sell, and on January 21, 2026 sold senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company together with the issuance of warrants to purchase ordinary shares of the Company in a private placement to the Investor. The notes were issued at 98% of principal amount pursuant an indenture and are to be funded in two tranches: (i) $15.0 million were funded on January 21, 2026 and (ii) $15.0 million will be funded following the effectiveness of a registration statement covering the resale of the underlying shares in relation to the notes. The notes bear interest at a rate of 7% per annum, compounded quarterly and payable in kind, subject to the Company’s right to elect cash payment upon prior notice. They have a two-year maturity, i.e. they will mature on January 21, 2028, unless previously converted into shares of the Company.