Form 20-F
period 2025-12-31
SCHMID Group N.V.
filed 2026-05-15
CIK 1987240

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-987240

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2025, the issuer had 43,062,427 ordinary shares, nominal value €0.01 per share, outstanding. As of the day of the filing of this annual report, the issuer had 57,800,864 ordinary shares outstanding.

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

Forward-looking statements are subject to risks and uncertainties. The risks and uncertainties include, but are not limited to:

(1)	our future financial condition and operating results;
(2)	changes in general economic conditions in the Federal Republic of Germany (“Germany”), the European Union, the United States of America and the People’s Republic of China, including changes in the unemployment rate, the level of energy and consumer prices, wage levels, tariff and trade barrier pricing, etc.;
(3)	our ability to remain in compliance with financial covenants under our financing arrangements;
(4)	our ability to extend, renew or refinance our existing debt;
(5)	our growth, expansion and acquisition prospects and strategies, the success of such strategies, and the benefits we believe can be derived from such strategies;
(6)	our liquidity and losses from operations and projected cash flows and related impact on our ability to continue as a going concern;
(7)	our ability to effectively manage our inventory and inventory reserves;
(8)	impairments of our intangible assets;
(9)	changes in customer spending patterns and overall levels of investment;
(10)	our ability to further upgrade our information technology systems and infrastructure, including our accounting processes and functions;
(11)	our ability to continue to remedy weaknesses in our internal controls;
(12)	costs as a result of operating as a public company;
(13)	our assumptions regarding interest rates and inflation;
(14)	changes affecting currency exchange rates;
(15)	continuing business disruptions arising from the on-going war in Ukraine;
(16)	impact of war in the Middle East on raw material prices, on our supply pricing, international logistics and customer behaviour
(17)	our financial condition and ability to obtain financing in the future to implement our business strategy and fund capital expenditures, acquisitions and other general corporate activities;
(18)	estimated future capital expenditures needed to preserve our asset base;

(19)	the market acceptance of our products by our customers and our ability to adapt to technological changes;
(20)	the growth in the market for embedded traces, glass substrate technology in our products;
(21)	changes in our competitive environment and in our competition level;
(22)	the occurrence of accidents, terrorist attacks, natural disasters, fires, environmental damage, or systemic delivery failures;
(23)	our inability to attract and retain qualified personnel, consultants and collaborators;
(24)	changes in laws and regulations; and
(25)	other factors discussed in “Item 3. Key Information — D. Risk Factors” in this Annual Report.

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

Risk Factors Summary

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

●	Our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;

●	SCHMID faces intense competition in the markets and industries in which it operates, and SCHMID’s competitiveness depends on being successful in new product development and in particular to market its embedded traces and glass substrate technology.
●	The reputation of SCHMID’s brand is an important company asset and is key to SCHMID’s ability to remain a trusted supplier of specialty products, equipment and services.
●	SCHMID’s profitability could suffer if its cost management strategies are unsuccessful, or SCHMID’s competitors develop an advantageous cost structure that SCHMID cannot match.
●	SCHMID’s direct customers and their direct and indirect customers face numerous competitive challenges, which may materially adversely affect their business and as a result SCHMID’s business.
●	SCHMID’s revenue, earnings, and other operating results have fluctuated in the past and may fluctuate in the future due to the nature of its business.
●	Any disruptions to SCHMID’s supply chain, significant increases in material costs, or shortages of critical components, could adversely affect SCHMID’s business and result in increased costs.
●	Most of SCHMID’s revenue is derived from the electronics business which subjects its revenues and profitability to fluctuations and developments in this end - market globally, while the defense industry is becoming an increasingly important end-market for SCHMID, which is subject to fluctuations in government spending and high government indebtedness could lead to defense spending reduction in particular in the US.
●	Economic, financial, geopolitical, epidemiological, or other conditions could result in business disruptions which could seriously harm SCHMID’s future revenue and financial condition and increase SCHMID’s costs and expenses.
●	Military conflicts in the Middle East and elsewhere in the world could have significant impact on raw material prices, supply chain logistics and end-customer behaviour.
●	SCHMID’s operations and assets in foreign jurisdictions may be subject to significant political and economic uncertainties.
●	SCHMID’s ability to maintain the listing of our securities on the NASDAQ may be challenged;
●	SCHMID’s ability to obtain additional capital on commercially reasonable terms may be limited.
●	SCHMID is generally subject to substantial regulation and laws and unfavorable changes to, or its failure to comply with, these regulations and/or laws could substantially harm its business and operating results.
●	Failure of information security and privacy concerns could subject SCHMID to penalties, damage SCHMID’s reputation and brand, and harm SCHMID’s business and results of operations.
●	SCHMID may be unable to successfully execute its growth initiatives, business strategies, or operating plans.
●	SCHMID’s know-how and innovations, which it relies on for its current and future business, may not be adequately protected.
●	SCHMID’s patent applications may not be successful, which may have a material adverse effect on SCHMID’s ability to prevent others from commercially exploiting products similar to SCHMID’s products.

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

We are currently in the process of patenting the technology for embedded traces (“ET”) which we believe is the next level technology for high-end PCBs & substrates. We believe we are the leading equipment maker in the market that is currently able to supply equipment for ET production. We saw noticeable growth in the high-end market in 2025 and generated our first significant sales with ET technology. For 2026, we expect another increase in our sales in the area of ET technology. If competitors concentrate on the ET as well and develop either better or more cost competitive processes and machinery, we could fail to capture the growth we expect in the ET market, which could have a material adverse effect on our business, financial condition, and results of operations.

The reputation of our brand is an important company asset and is key to our ability to remain a trusted supplier of specialty products, equipment and services.

We have maintained a strong reputation in the electronics industries for more than 50 years. Our products, equipment and services are associated with long-lasting and reliable high quality.

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

Factors adversely affecting our direct customers and their direct and indirect customers may also adversely affect us. These factors include recessionary periods in their markets, their inability to adapt to rapidly changing technology and evolving industry standards, their inability to develop, market, or gain commercial acceptance of their products, some of which are new and untested and their products becoming commoditized or obsolete. Some of our customers are also subject to a highly competitive consumer products industry, which may have shorter product lifecycles, shifting end-user preferences, and higher revenue volatility.

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

If demand for our products fluctuates as a result of economic conditions or for other reasons, our revenue and profitability could be impacted. Our future operating results will depend on many factors, including the following:

●	business, political, and macroeconomic changes, and the overall global economy;
●	wars or public health crises;
●	changes in consumer confidence caused by many factors, including changes in interest rates, credit markets, expectations for inflation, unemployment levels, and energy or other commodity prices;
●	fluctuations in demand for our customers’ and their customers’ products;
●	our ability to forecast our customers’ demand for our products accurately;
●	our ability to anticipate secular trends that affect demand for our products and the degree to which those trends materialize;
●	our ability to achieve cost savings and improve yields and margins on our new and existing products; and
●	our ability to utilize our capacity efficiently or acquire additional capacity in response to customer demand.

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

Any disruptions to our supply chain, significant increases in the cost of materials or shortages of critical components, could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to: military conflicts, increasing oil price and subsequent price increases in our supply chain, market shortages due to surge in demand for any particular part or component, increases in prices or impact of inflation, the imposition of regulations, quotas or embargoes on components, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, supply bottlenecks resulting from plant closures and production adjustments due to public health crises, such as pandemics and epidemics, third-party interference in the integrity of the parts and components sourced through the supply chain, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism, and disruptions in utilities and other services. In addition, any future updates or modifications to the anticipated design of SCHMID products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our results of operations, financial condition and prospects.

Any continued decline or disruption in the electronics markets, the electronics market supplying the artificial intelligence (“AI”) industry in particular or any economic downturn or uncertainty, in particular in Europe and Asia, could materially adversely affect our business, results of operations, and financial condition.

In recent years, we have generated our revenues in the USA, China, the rest of Asia, and Europe. Any continued decline or disruptions in those markets, especially in respect to the electronics market, could have a direct impact on our business. Trends in nearshoring global semiconductor supply chains could also directly impact our business as customers may choose to move to competitors whose production facilities are closer to their factories. We have also historically been impacted by economic declines or disruptions in those markets, for example the outbreak of the COVID-19 pandemic which led to severe interruptions to business operations generally and within China in particular. Any similar decline or disruption in the future could materially adversely affect our business, results of operations, and financial condition. Current significant drivers of the electronics market include the large investments related to the fast-growing artificial intelligence industry, specifically into servers, datacenters and electronic components such as chips. If this growth decreases or investments decrease or don’t create the expected returns our growth and financial results may be negatively impacted.

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

Our future business plans are formulated on the expectation of positive long-term trends and drivers in the market in which we operate. Key drivers of this growth are technologies such as AI server boards and boards for high performance computing applications. If our expectations and estimates are not correct or do not materialize in the manner in which we anticipate, this could have a negative impact on our future business plans and results of operations. In particular, our current projections for our revenues and Adjusted EBITDA for fiscal year 2026 are, and our past projections for past fiscal years were, based on our assessments at the time of the macroeconomic conditions in our key target markets and in particular the development of the electronics businesses and significant customer orders. While we based our projections on market trends and discussions with key customers as well as our order backlog as of December 31, 2025, the forecasted revenues and Adjusted EBITDA may not materialize as our forecasts are based on various external factors (e.g. global tariff policies, supply chain issues, or non-materialization of orders due to customers’ strategic reorientation) or delays in order timing and other factors such as competitors getting orders which the Company expected to receive.

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

We have a concentrated customer base and are dependent on a small number of significant customers in the technology sector for a large percentage of our sales and revenue. For fiscal year 2025, the two largest customers measured in terms of sales volume represented approximately 19% of our revenues and the ten largest customers represented approximately 60% of our revenues. For the fiscal year 2025, we had more than 70 customers, similar to the year before. If we fail to retain these key customers or if we fail to replace orders in one period from key customers with orders from other customers in subsequent periods our own results could be materially adversely impacted.

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

We have global operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social, and economic conditions, and unforeseeable developments in a variety of jurisdictions. We have a significant presence in several major regions, including certain emerging markets such as China, and we plan to continue and diversify our global expansion. Our global operations are subject to the following risks, among others:

(i)	international trade disputes that could result in tariffs or other protectionist measures;
●	political instability, including regime changes, and corruption;
●	acts of terrorism and military actions in response to such acts;
●	military conflicts and negative impact on our global logistics requirements;
●	unexpected changes in regulatory environments and government interference in the economy;
●	changes to economic sanctions laws and regulations, including regulatory exemptions that currently authorize certain of our limited dealings involving sanctioned countries;
●	increasingly stringent laws related to privacy and consumer and data protection, including the EU General Data Protection Regulation and US State privacy and security breach notification laws;
●	social unrest, crime, strikes, riots and civil disturbances;
●	varying tax regimes, including with respect to the imposition of confiscatory taxes, other unexpected taxes, or withholding taxes on remittances and other payments by our partnerships or subsidiaries;
●	differing labor regulations, particularly in Germany and China where we have a significant number of employees;
●	rising wages and rates of inflation;
●	fluctuations in foreign currency exchange rates and foreign exchange controls and restrictions on repatriation of funds;
●	the outbreak of disease pandemics and responsive governmental measures;
●	inability to collect payments, or seek recourse under, or comply with ambiguous or vague commercial or other laws;
●	difficulty in obtaining, or denial of, export licenses or delay or interruption of the transportation of our products;
●	differing protections for intellectual property rights;
●	increased risk of cybersecurity incidents and cyberattacks from third-party and state actors and privacy violations;

●	difficulties in attracting and retaining qualified management and employees;
●	increased credit risk and different financial conditions of customers and distributors may necessitate longer payment cycles of accounts receivable or result in increased bad debt write-offs (including due to bankruptcy) or additions to reserves;
●	differing business practices, which may require us to enter into agreements that include non-standard terms; and
●	difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brand, and lack of local acceptance of our products and services.

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

Accordingly, we may need to engage in equity or debt financings to secure additional funds. On January 18, the Company entered into a convertible note agreement. Under the terms of this agreement, the Company is restricted from incurring additional debt until a substantial portion of the convertibles notes has been converted. Specifically, this restriction remains in place until the outstanding balance of the notes has been reduced to $5 million or less. Any debt financing that we may secure in the future after the terms of the convertible note allow could also involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

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

We are subject to trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Russia, Cuba, Iran, North Korea, and the Crimea Region of Ukraine. Our failure to successfully comply with any such laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts, and other remedial measures. Investigations of alleged violations can be costly and disruptive. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope, or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations might be administered or interpreted. Any changes in economic sanctions laws in the future could adversely impact our business.

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

The completion and execution of our strategies depend on the continued service and performance of our senior management team. If we lose key members of our senior management team, we may not be able to effectively manage our transition to a public company or our current and future operations. The loss or incapacity of existing members of our senior management team or key sales personnel, scientists and engineers could adversely affect our operations, particularly if we experience difficulties hiring qualified successors.

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

In addition, we rely on both registered and unregistered trademarks to protect our name and brand. We can provide no assurance that our pending trademark applications will be approved. Failure by us to adequately maintain the quality of our products and services associated with our trademarks or any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

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

We are currently in the process of patenting the technology for embedded traces (“ET”), which is the next generation of technology for high-end PCBs & Substrates. We hold patents for ET technology in two countries, with patents pending or in the process of registration in eight additional jurisdictions. We believe we are the only participant in the market that is currently able to supply equipment for ET production.

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

As of the date of this annual report, Anette Schmid and Christian Schmid held a combined 50.78% of our outstanding Ordinary Shares, not taking into account 5 million non-vested earn-out shares held by them, which are contractually restricted from voting (the combined ownership would be 55.03% if the non-vested earnout shares are included). Furthermore, Anette Schmid is a non-executive member of the board and Christian Schmid, as chief executive officer, is an executive member of the board. Their combined voting power gives them the power to control certain actions that require shareholder approval under Dutch corporate law, our articles of association and the NASDAQ Stock Market requirements.

Anette Schmid and Christian Schmid’s combined voting power and control may cause transactions to occur that might not be beneficial to you as a holder of SCHMID securities and may prevent transactions that could have been beneficial to you. For example, they may prevent a transaction involving a change of control of the Company, including transactions in which you as a holder of our securities might otherwise receive a premium for your securities over the then-current market price. In addition, Anette Schmid and Christian Schmid are not prohibited from selling a controlling interest in the Company to a third party and may do so without your approval and without providing for a purchase of your securities. In addition, the significant concentration of share ownership may adversely affect the trading price of our securities due to investors’ perception that conflicts of interest may exist or arise.

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

NASDAQ requires companies to fulfill specific requirements in order for their shares to continue to be listed. In spring of 2025 the Company failed to finalize its financial reporting for 2024 or publish its annual report on Form 20-F in a timely manner due to delays in resolving accounting issues as well as financing processes with financial and/or strategic investors to address liquidity issues. The Company received delinquency and delisting notices from NASDAQ in May 2025 and November 2025 regarding this filing delinquency, related to which the Company submitted compliance plans to NASDAQ on which basis NASDAQ staff and a hearing panel granted the Company extensions to file the 2024 annual report within an exception period, without any trading halt or delisting of its securities. In February 2026, the Company regained compliance with NASDAQ rules by filing its Form 20-F for the financial year 2024 and NASDAQ in a letter dated February 19, 2026 confirmed that the Company regained compliance. In application of NASDAQ Listing Rule 5815(d)(4)(B), the Company is currently subject to a mandatory panel monitoring period of one year from the date of the letter.

If the Company were unable to comply with NASDAQ rules and regulations in the future, its Shares and/or the Warrants could be delisted from NASDAQ and its shareholders could find it difficult to sell any Company securities they held. In addition, if our Shares are delisted at some later date, we may have our Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ. In addition, if our Shares are not so listed or are delisted at some later date, our Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Shares might decline. If our Shares are delisted at some later date or become subject to the penny stock regulations, it is likely that the price of our Shares would decline and that our shareholders would find it difficult to sell their shares.

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

Shareholders may be restricted or excluded by a resolution proposed by the management and adopted by the Extraordinary General Meeting of shareholders to exercise preemptive rights in case of further issuances of shares. Shareholders may be restricted or excluded by a resolution proposed by the management and adopted by the General Meeting to exercise pre-emptive rights in case of further issuances of shares. Such risk of dilution to shareholders exists for future resolutions passed by the Company’s Board of Directors or its shareholders and specifically recently shareholders’ shareholding has been diluted by the issuance of shares to Linden Advisors LP, holder of the senior convertible notes of the Company. In six conversions under the note of $2 million in each case a total of 2,197,898 shares have been issued to date under the convertible note. Shareholders may continue to be diluted if Linden Advisors LP choses to convert further notes in the future. Currently $18 million remains outstanding under the notes. In addition to any further conversions by Linden Advisors LP of its convertible notes, the Company has 21,000,000 Warrants outstanding and an additional 3,744,150 warrants held by Linden Advisors LP, which would dilute shareholders’ shareholding if exercised.

May 12, 2026, the Company also entered into a standby equity purchase agreement (a SEPA) with a fund managed by Yorkville as investor under which it can sell new shares to such fund in a period of 24 months at a specific volume-weighted average price (VWAP) with a small discount up to a total aggregate volume of USD 30.0 million. The SEPA can first be used once the underlying shares to be issued to the investor are registered for resale with a registration statement. Issuances under the SEPA may lead to significant further dilution.

A voting item proposed for the Company’s upcoming annual general meeting on May 20, 2026 is a share incentive plan for the issuance of shares to eligible employees, board members and executive officers by the Board. If passed and if shares are issued under this incentive plan shareholders’ shareholding would be diluted. Shareholders may also vote to issue new shares to Anette Schmid, Christian Schmid, Schmid Grundstücke GmbH & Co. KG and Christine Schmid at the upcoming shareholders meeting, pursuant to subscription agreements and set-off agreements entered into with those four parties respectively and the Company, to off-set financial liabilities in an aggregate amount of €30.75 million. In connection with these agreements, the Company entered into debt assumption agreements with the Company’s fully-owned subsidiary, Gebr. Schmid GmbH. Pursuant to the subscription agreements the Company has agreed, subject to the approval by a shareholders’ meeting, to issue and sell shares to the four counterparties respectively in private placements. The number of shares is to be determined by dividing the €30.75 million by the SHMD 5-day VWAP immediately preceding the approval by the Board. The only exception is the share price for Christine Schmid, which will be determined by the same VWAP but also include the application of a 20% discount for the off-set of her financial liabilities (amounting to €2.4 million). If the shareholders’ meeting approves the issuance of shares, a significant number of additional shares may be issued to set-off the €30.75 million pursuant tot he relevant agreements.

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

We are a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands. As a result, we could be regarded as a tax resident of the Netherlands under Dutch domestic law. At the same time, because our operative seat and key management and commercial decisions may be exercised in Germany, German tax authorities could take the position that we are tax resident in Germany under German domestic principles. If both states were to treat us as resident, we could be exposed to increased tax costs, administrative burdens, uncertainty regarding the allocation of taxing rights, and potential double taxation until the matter is resolved under applicable law and the procedures available under the relevant tax treaty.

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

Based on the expected composition of our gross assets and income and the manner in which we operated our business in 2025 and expect to operate our business in future years, we do not believe we were classified as a PFIC for U.S. federal income tax purposes for our 2025 taxable year nor do we expect to be classified as a PFIC in the foreseeable future. However, whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition and relative value of our gross receipts and assets. Accordingly, there can be no assurances that we will not be a PFIC for our 2026 or our 2027 taxable year or any future taxable years.

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

During the period until December 2025 the Company negotiated with various of its creditors, including XJ Harbour, to come to agreements regarding a significant portion of the Company’s outstanding debt. SCHMID was also in negotiations with a number of new investors interested in an investment into the Company. During the spring and summer of 2025, the Company agreed to exclusivity with one investor, with whom the negotiations process was far advanced. In September 2025, shortly before signing definitive contracts with this investor (which is a publicly listed company in its home country), the national regulator of the investor’s home country asked the investor to halt the investment process which led to the abandonment of that transaction by the investor. This delay affected the timeline for the Company’s capital raise, and the Company was unable to finalize its financial statements and file its 2024 20-F by November 11, 2025. On November 12, 2025, the Company received a determination letter from NASDAQ notifying it that, based upon its non-compliance with the filing requirement, the staff had determined to delist the Company’s securities. The Company was granted a stay in relation to the removal from trading of the Company’s securities on NASDAQ in accordance with NASDAQ rules upon request by the Company. The Company, in accordance with NASDAQ rules requested a hearing before the NASDAQ Hearings Panel in relation to the determination letter. In January 2026, the NASDAQ Hearings Panel granted the Company an extension to regain compliance with NASDAQ rules. The Company filed its 2024 20-F on February 13, 2026 to regain compliance. By letter received on February 19, 2026, NASDAQ confirmed that the Company has regained full compliance with applicable NASDAQ rules. In application of NASDAQ listing rule 5815(d)(4)(B), the Company is currently subject to a mandatory panel monitoring period of one year from the date of the letter, that is until February 19, 2027.

Debt Set-Off and Share Issuance Agreements with XJ Harbour and with AVACO

On November 12, 2025, the Company entered into a subscription agreement and a set-off agreement with XJ Harbour, pursuant to which the Company agreed to issue and sell shares to XJ Harbour in a private placement. The Company agreed to issue ordinary shares to XJ Harbour at $2.15 per share to set off $26,962,158.90 of liabilities (including accrued interest) owed to XJ Harbour by the Company. In an extraordinary general shareholders’ meeting held by the Company on December 23, 2025, the shareholders authorized the issuance of shares to XJ Harbour. 12,540,539 shares of the Company were issued to XJ Harbour on January 16, 2026, and transferred to XJ Harbour.

On November 3, 2025 the Company also entered into a subscription and set-off agreement with SCHMID Avaco Korea Co., Ltd, with shares issued but never counted as part of the Company's outstanding shares, as such shares were never entered into the Company’s share register due to them not being registered by January 31, 2026 as contractually required and are to be canceled in accordance with the agreements. (see “Item 10. Material Contracts”)

Term Loan Facility with Black Forest Special Situations I

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

The second tranche of up to €7,500,000 was not utilized due to the Company issuing USD 30 million in convertible notes (see below).

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

USD 30 Million 7.00% Senior Convertible Note due 2028

On January 18, 2026 SCHMID entered into an investment agreement with an institutional investor, Linden Advisors LP, to sell, and on January 21, 2026 sold senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company together with the issuance of warrants to purchase ordinary shares of the Company in a private placement to the Investor. The notes were issued at 98% of principal amount pursuant an indenture in two tranches to Linden Capital L.P., Crown Managed Accounts SPC and PCH Manager Fund SPC: (i) $15.0 million were funded on January 21, 2026 and (ii) $15.0 million were funded following the effectiveness of a registration statement covering the resale of the underlying shares in relation to the notes on March 5, 2026.

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

On March 5, 2026, March 25, 2026, April 8, 2026, April 20, 2026 and April 23, 2026, the noteholders of the $30.0 million convertible notes provided conversion notices and were issued ordinary shares of the Company as follows:

●	$2.0 million convertible notes were converted on March 5, 2026 at a share price of $6.0918 and a total of 331,183 shares were issued.
●	$2.0 million convertible notes were converted on March 25, 2026 at a share price of $5.9946 and a total of 337,850 shares were issued.
●	$2.0 million convertible notes were converted on April 8, 2026 at a share price of $4.8241 and a total of 420,873 shares were issued.
●	$2.0 million convertible notes were converted on April 20, 2026 at a share price of $5.6501 and a total of 379,127 shares were issued.
●	$2.0 million convertible notes were converted on April 23, 2026 at a share price of $5.6501 and a total of 379,344 shares were issued.
●	$2.0 million convertible notes were converted on April 24, 2026 at a share price of $5.8267 and a total of 349,521 shares were issued.

As a result, as of the date of this Annual Report, the aggregate principal amount now only amounts to $18 million in convertible notes.

In connection with the issuance of the notes, the Company also issued warrants to the investor to purchase shares of the Company in an amount determined by reference to the principal amount of the notes. In connection with the funding of the second tranche of the convertible notes on March 5, 2026, as contractually agreed in the investment agreement, further warrants were issued and the exercise price for all warrants was adjusted to be $8.0125 (subject to anti-dilution protection mechanisms). A total of 3,744,150 warrants were issued to Linden Capital L.P., Crown Managed Accounts SPC and PCH Manager Fund SPC. The warrants are exercisable until December 15, 2028, at an exercise price of $8.0125, exercisable for cash or, at the Company’s election, on a cashless basis, with such cashless conversion calculated based on the Company’s share price at the time of such cashless conversion.

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

Share issuances and set-off agreements with majority shareholders and related parties

On April 24, 2026 the Company entered into separate subscription agreements and set-off agreements with Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG respectively, to off-set financial liabilities in an aggregate amount of EUR 30.75 million. In connection with these agreements, the Company entered into debt assumption agreements with the Company’s fully-owned subsidiary, Gebr. Schmid GmbH.

Pursuant to the subscription agreements the Company has agreed, subject to the approval by a shareholders’ meeting, to be held on May 20, 2026, to issue and sell to Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG in private placements a number of shares of the Company determined by dividing the EUR 30.75 million by the 5-trading day VWAP of shares of the Company immediately preceding the approval by the Board. Exclusively in the case of the financial liabilities to Christine Schmid, amounting to EUR 2.4 million, the share price will be determined in relation to the 5-trading day VWAP with an applied 20% discount.

USD 30 Million Standby Equity Purchase Agreement

On May 12, 2026, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with an institutional investor, YA II PN, Ltd. (“Yorkville”), providing SCHMID access to equity financing of up to USD 30.0 million at its discretion, for 24 months from the signing date. Under the terms of the SEPA, the Group paid a commitment fee of 0.5% of the USD 30.0 million equity line to secure the SEPA facility, and Yorkville is contractually obligated, to purchase the shares of the Company over time upon the Company’s exercise of drawdown notices. The purchase price will be based on one of two pricing options selected by the Company. Under Option 1, the purchase price will equal 97% of the VWAP of the shares of the Company on the day of drawdown notice receipt. Under Option 2, the purchase price will equal 99% of the lowest daily VWAP of the shares of the Company during the three consecutive trading days commencing on the drawdown notice date.

The SEPA enables the Group to raise equity capital at its discretion, with the ability to issue shares to the investor on a periodic (including daily) basis. This structure provides the Group with a committed source of capital and significant flexibility as to the timing and amount of any equity issuances, allowing management to access liquidity if and when required, or to refrain from drawing on the facility if sufficient liquidity is available from operations or other sources. The Company will be able to draw under the SEPA once the shares underlying the facility have been registered.

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

B. Business Overview

Introduction

We are a global supplier of equipment, software and services for various industries such as printed circuit board (“PCB”), substrate manufacturing, glass and photovoltaics with a focus on the highest end of these markets in terms of technology and performance. We are a long-established, fifth- generation family-controlled business that was founded in 1864 in Freudenstadt, Germany as an iron foundry and has a tradition of being at the forefront of technology. Throughout the more than 160 years of our operations, we have maintained sustainable operations by developing our products following trends on the market. We have been developing machines for the electronics industry since the 1960s and photovoltaics solutions since the early 2000s. We focus on a modular product portfolio of machinery to use in the manufacturing of high-end PCB equipment and semiconductor packaging devices which includes common flexible circuit fabrication techniques such as subtractive, semi-additive processes (“SAP”) and modified semi additive processes (“mSAP”). We are a global supplier of capital equipment, software and services for the PCB and substrate manufacturing industry. We focus on the highest end of the market in terms of technology and performance. We do not only develop production techniques and build machines ourselves; we are also extensively working with our customers on joint research & development projects for the next generation of electronics products. We produce our products in two manufacturing sites, one in Germany and one in China. In addition, we have built an extensive service and sales network in six centers in the US, Europe, and Asia. In addition to our sale and service centers and two manufacturing sites, in South Korea we also work with our partners in SCHMID Avaco Korea, Co. Ltd. which we account for using the equity method. We also provide customer service through which we assist our customers with machinery and software upgrades, spare parts, logistics, customer training in multiple languages, on-site management, maintenance contracts, and project management.

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

Our customers include large, global original equipment manufacturer (“OEM”) from the semiconductor, consumer electronics industry, space and defense electronics and companies that are part of the supply chain of such global companies.

We have a research and development focused business model. We develop and build innovative machines and systems for wet & vacuum processing in various industries spanning high-end electronics such as PCB and organic packaging, photovoltaics and special glass applications as well as other high-tech industries. We employ more than 150 scientists, engineers and development personnel to focus on new technologies and processes out of a total of approximately 734 employees (by headcount) globally. As a result, we consistently invest a significant amount in R&D. Our science, engineering and development staff work in close collaboration with our customers to jointly develop high-value solutions. Such collaboration may reduce commercial risk, given that solutions are specifically developed for customers. The remainder of our R&D investment is focused on developing next-generation technologies, often as part of a collaborative process with our customers. In addition, we work with universities and leading research institutes such as the Fraunhofer Institute for Solar Energy Systems.

We expect to continue to invest in the future focusing on three primary areas: (i) growth for ET and glass substrate projects, which have higher working capital needs compared to other technologies; and (ii) strategic investments in automation solutions, such as the next generation of fully automatic factories.

In fiscal year 2025 we generated €66.9 million in revenues. Our Adjusted EBITDA amounted to €6.3 million in fiscal year 2025. This total Adjusted EBITDA for the fiscal year 2025 has not been adjusted for a €5MM non-cash loan waiver gain. Adjusted for this one-off gain in 2025, our Adjusted EBITDA would have amounted to €1.3 million.

Our Business Operations

We operate our business by providing machines for industries, including, but not limited to, consumer electronics and space and defense electronics, and we provide after-sale services to customers across all industries. For all relevant industries which we see as our customer markets, we offer our core products, such as our machines, as well as technology and customer service support to our customers. Although these industries each have varied end-markets and customers, our expertise, high-quality standards and global scale are essential in both areas. Our equipment covers a wide range of production steps.

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

The following table shows our revenue by country (based on customer location) for the fiscal year 2025:

in € thousand	2025	2024
Greater China	25,702	16,480
USA	19,770	22,207
Germany	4,154	3,819
EMEA w/o Germany	9,841	12,728
Rest of Asia w/o China	7,477	5,551
Rest of the World	2	49
Total	66,945	60,836

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

Over the past year, we worked out a partnership between SCHMID and TRUMPF, a high-tech company offering manufacturing solutions in the fields of machine tools and laser technology. TRUMPF and SCHMID announced that they are developing an innovative manufacturing process for the latest microchip generation for the global chip industry. This will enable manufacturers to increase the performance of high-end electronic components for smartphones, smart watches and AI applications. In the process known as advanced packaging, manufacturers combine individual chips on silicon components known as interposers. With the process from TRUMPF and SCHMID, these interposers can be made of glass in the future. To create connections on the interposer, manufacturers have to drill holes through the glass, so-called through-glass vias (“TGV”). Manufacturers often have to create millions of holes in a panel to make the desired connections. The combination of TRUMPF’s laser technology and SCHMID’s expertise in etching processes for microchip production enables efficient production. This special approach shortens process times by a factor of ten. After establishing the technology we have now started to accelerate and improve cost performance of the technology. According to the Boston Consulting Group, the market for advanced microchip packaging is expected to grow to more than 96 billion dollars by 2030. TRUMPF and SCHMID, advanced packaging with the help of glass could also develop into an important future market. Currently, applications in consumer electronics such as smartphones dominate the advanced packaging sector. In the future, applications in the field of artificial intelligence are likely to be the growth drivers.

We are continuing to refine and further develop our ET process which is a new way to produce substrates and High Density Interconnect (“HDI+”) boards. We provide a specialized equipment portfolio that allows our customers to produce ETs. This specialized equipment allows our customers to produce high-end-boards with the best yields at a compelling production cost. ET technology portfolio includes: (i) next generation production equipment which can be used for traditional board concepts typically produced with mSAP and SAP process; (ii) new high-end PCB or substrate which gives the designer of an OEM a new level of flexibility to redesign their products to meet higher performance requirements and (iii) urban, green fabrication facilities concept that allows high flexibility for production of a wider range of boards with one base technology which allows the customers a higher investment security.

The ET Process

The ET process is a relatively new way to produce substrates and HDI+ boards. We are currently the only company to offer a full solution, including key equipment and processes to customers in the electronics market for the ET process. In contrast to the standard conventional method of production which uses laser drilling, the ET process uses parallel plasma processing. Traces in ET boards are first embedded in the isolator material and then filled with copper in the already etched embedded structure using a proprietary and highly protected process. This new technology is a fully additive process, allows for flexibility in designing completely new types of 3D structures and can upgrade existing mSAP and SAP deployments. The ET process can also be combined with glass cores allowing for an extension of its use for such products. We are now focusing on minituarisation and sizes below 2 µm.

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

Our management expects that the further penetration of the ET technology in the overall market will lead to a significant increase of the share of capital expenditure spending for a new factory from 20% of equipment spending for a traditional fabrication methods factory to 50% in an ET technology factory. This estimate is an internal management estimate based on the understanding of technical processes required for factory fabrication methods.

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

Business Strategies

We aim to continue our technological leadership by investing in product development on an ongoing basis. Our key growth strategy is to drive our revenues in the electronics market as a result of ET adoption in the PCB and substrate market over the next years, thus complementing and selectively displacing conventional SAP and mSAP technologies in applications where sustainability, cost efficiency, process robustness, and total cost of ownership are decisive factors. In addition, we aim to grow organically by focusing on an expansion of our product portfolio and increasing the penetration of the high-end PCB and organic substrate market. An additional growth field is equipment and processes for glass substrate manufacturing, currently focused on R&D, pilot lines, and early OEM engagements, with volume adoption expected in the mid- to long-term. As part of our customer service business, we aim to benefit from economies of scale as the installed base of machinery increases and we as a result can grow revenues for services for our machinery proportionally to the installed base.

Overall, we believe our revenue growth will be supported by a number of key trends that should increase the demand for our products such as substrates with higher density, higher frequencies and introduction of new materials all of which will require new production technologies, including:

●	As the use of artificial intelligence expands, it will become more sophisticated. We believe that the expected broad and rapid adoption of AI will accelerate growth in required computing power. The growth of artificial intelligence technology may lead to an increase in the demand for novel semiconductor packaging solutions that can keep pace with rapid AI growth such as driven by the biggest Foundries (e.g. TSMC, Intel and Samsung) driving demand for advanced interconnect, power delivery, signal integrity and thermal management solutions. While concepts such as chiplet-based architectures and advanced packaging (e.g., CoWoS) continue to evolve, SCHMID primarily benefits from upstream PCB and substrate manufacturing technologies required to support these architectures.
●	Greater connectivity and the internet of things (IoT) including personal devices and continuous miniaturization can increase the volume of data that needs to be transmitted, processed and stored and drive further demand for our customers’ products and thus for orders for our machines and services.
●	Additionally, as investors become more focused on ESG and environmental pressures, the interest in carbon neutrality, green products and processes will increase. Customers and producers will strive to reduce the eco footprint of manufacturing processes and reduce energy and water consumption and our green production, urban fabrication facilities that meet international environmental standards and facilitate manufacturing in the US, Europe and South East Asia and our R&D efforts provide our customers with products which help them achieve their CO2 reduction targets. Our ET technology is important for this trend. Based on internal assessments and customer data, the ET process can reduce energy consumption by up to 30%, water usage by up to 70%, chemical consumption by up to 40%, and CO₂ emissions by up to 30%, depending on application and configuration. Not only does this ET process decrease the total costs of ownership, but it also lowers the carbon footprint of production which can further help customers achieve their ESG goals. In addition to that, our newly launched TGV etching system maximizes efficiency and fosters sustainable manufacturing practices. It leads to a 35% reduction in power consumption and is a more cost-effective etching solution.
●	We believe that the expansion in electric vehicles and autonomous driving technologies will lead to a greater demand for high power applications, as well as a greater need for highly reliable radar and sensor applications. As cars continue to include a larger number of semiconductors, new PCB technologies are critical to ensuring the comfort, durability and safety of autonomous driving. Additionally, as countries continue to incentivize drivers to switch to electric vehicles, we expect the market for PCBs to continue to grow as PCBs are used in the production of charging stations and audio and visuals display systems.
●	Market applications for end products produced by our machines include AI servers, solar cells and modules for charging stations. We produce other machines that enable production of high-quality parts for cars, such as radar systems for autonomous driving, metal etching for interior design, anti-glare display technology, packaging and HDI+ for 5G communication, packaging for processors and etching thick copper for LED lighting and High- Power solutions.

Geographically, we aim to further expand into new geographies and regions, in particular in Asia outside of China and in North America. In 2025, we generated the first significant revenues from our new subsidiary in Malaysia, which acts as a spare parts and service hub for the entire Asian region (excluding China and Taiwan). For 2026, we plan to enlarge our business there and continue with the growth. We assume that selected Asian countries that have not been in the spotlight to date will develop strongly in the coming years. Furthermore, we continue to believe in very strong economic development in North America. Recently, we have noticed weaker economic development in Europe. However, the latest political developments and the efforts of European countries to become less dependent on the USA and China could accelerate investments driven by strategic autonomy, supply chain resilience, and sustainability objectives, from which SCHMID expects to benefit selectively.

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

●	Electronics. Our R&D efforts in the electronics market focus on advancing applications for the new ET process, conducting customer sampling, and supporting product optimization. We also continue to enhance equipment capabilities to meet next‑generation OEM requirements, with an emphasis on glass substrates. In addition, we are actively engaged in the processing and structuring of glass as a core material, particularly in the context of TGV (Through Glass Via) technology. This involves etching processes followed by metallization using galvanic deposition, representing a key capability in advanced electronic applications. Furthermore, within the electronics segment, the development of our L+ system should be highlighted. This system enables panel-level CMP (Chemical Mechanical Planarization) processes, which are critical as the final process step in the ET production chain and therefore of high strategic importance.
●	Photovoltaics. In photovoltaics, our R&D activities relate primarily to the enhancement and expansion of the next generation of our InfinityLine systems for alkaline structuring and polishing.

We employ more than 150 scientists, researchers and engineers globally, working across multiple laboratories equipped with advanced technologies and research infrastructure, more than 30 of which wok at our technology center in Freudenstadt. We routinely submit new patent applications and, as of December 31, 2025, held more than 100 patents and industrial property rights. We additionally maintain various global trade names and trademark registrations and applications, which we consider valuable for product identification and market presence.

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

Competition

We believe we are well-positioned to compete in our target markets. In PCB high-end equipment, our market is generally consolidated with only a limited number of other major suppliers globally. Among our key competitors are several multinational competitors such as MKS Instruments, Inc., a NASDAQ listed company, but also more regionally operating companies, such as local manufacturers in Italy, China, Taiwan and Asia Pacific. In the photovoltaics market, we also compete with multinational active companies such as Shenzhen SC New Energy Technology Corp, and depending on the specific applications also several other smaller companies. In other areas, such as machines for the energy sector and other specialty areas, we face a diverse set of competitors who specialize in such specific markets.

Employees

As of December 31, 2025, we had 734 employees. The biggest departments are production, engineering, sales and procurement. We have not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded our business operations.

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

Our subsidiary SCHMID China Ltd. (“SCL”) filed a claim against Beyond Force Company Limited for an outstanding payment due to our subsidiary of RMB 53 million (approximately $7.6 million as of February 2026) plus interest amounting to approximately RMB 21 million (approximately $3.0 million as of February 2026). Beyond Force Company Limited has filed a counterclaim valued at approximately RMB 123 million (approximately $17.6 million as of February 2026). Both claims were dismissed by the courts in the first as well as in the second instance and forwarded by the appeal court for retrial to the first instance. The subject matter is now for review for retrial and SCHMID is preparing the required documentation. As of January 16, 2026 the court has made the following first instance decision inter alia that the payment of RMB 53 million is justified under the condition that SCL shall pay the outstanding debt amounting to approximately over RMB 10,000,000 (approximately $1.4 million as of February 2026) to the Company. Beyond Force Company Limited and SCL have appealed the decision of the first instance.

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

C. Organizational Structure

The following diagram depicts our organizational structure as of the date of this annual report (including the material subsidiaries):

For a list of SCHMID’s subsidiaries see Exhibit 8.1 “List of Subsidiaries of SCHMID N.V.”

D. Property, Plant and Equipment

Our headquarters is located in Freudenstadt, Germany and includes one of our two production facilities with our Freudenstadt location focused on the production of machines and equipment and global customer supply. We also have a production facility in Zhongshan in China in which we produce machines and equipment with a particular focus on the Chinese market. The production facilities have comparable capacity. We can dynamically shift production between them based on requirements and capacity constraints. However our high-end equipment production and our core R&D activities are done in Freudenstadt.

We also maintain further facilities in the United States, Malaysia, South Korea and Taiwan, which are used primarily for customer service. Further facilities include those with our partners in South Korea which mainly serve as distribution centers and customer service centers. Furthermore, we have distribution partners located in Italy, Benelux, Israel, India, Japan and Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of SCHMID is conducted through Gebr. Schmid GmbH, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of SCHMID.

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of SCHMID’s consolidated results of operations and financial condition. The discussion should be read together with the consolidated audited financial statements for the years ended December 31, 2025, 2024 and 2023 and the related notes that are included elsewhere in this Annual Report. The following discussion and analysis is based on SCHMID’s consolidated financial statements prepared in accordance with IFRS and the interpretations of the IFRS Interpretations Committee (IFRS IC) as issued by the IASB. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to SCHMID’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties.

Overview

We are a global supplier of equipment, software and services for various industries such as PCB, substrate manufacturing, photovoltaics, and glass and energy storage with a focus on the highest end of these markets in terms of technology and performance. We are a long-established, fifth-generation family-controlled business that was founded in 1864 as an iron foundry located in Freudenstadt, Germany and has a tradition of being at the forefront of technology. Throughout the more than 160 years of our operations, we have maintained our operations by developing our products according to trends in the market. We have been developing machines for the electronics industry since the 1960s, and photovoltaic solutions since the early 2000s. We focus on a modular product portfolio of machinery used in the manufacturing of high-end PCB equipment and semiconductor packaging devices which includes common flexible circuit fabrication techniques such as subtractive, SAP, and mSAP. We are a global supplier of capital equipment, software and services for the PCB and substrate manufacturing industries. We focus on the highest end of the market in terms of technology and performance. We not only develop production techniques and build machines ourselves, we are also extensively working with our customers on joint research & development projects for the next generation of electronics and photovoltaics products. We produce our products in two manufacturing sites: one in Germany and one in China. In addition, we have built up an extensive service and sales network in six centers in the US, Europe, and Asia. In addition to our sales and service centers and two manufacturing sites, we also work with partners – such as AVACO - in South Korea. We also provide customer service through which we assist our customers with machinery and software upgrades, spare parts, logistics, customer training in multiple languages, on-site management, maintenance contracts and project management.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success depend on several factors which have affected our previous performance in the periods for which financial information is presented in this Annual Report. These factors include:

Market growth in our key PCB market and Advanced Packaging Solutions

Our management expects that the further penetration of the ET technology in the overall market will lead to a significant increase of the share of capital expenditure spending for a new factory from 20% of equipment spending for a traditional fabrication methods factory to 50% in an ET technology factory. This estimate is an internal management estimate based on the understanding of technical processes required for factory fabrication methods. The PCB market is expected to significantly expand in the next three years with ET technology gaining a significant market share as new factories are expected to switch to ET technology machinery. In 2024, we already realized revenue with ET technology and expect this market to increase in the upcoming years. In addition to that, we are convinced that our new TGV Etching system, which is suitable for labs as well as for high-volume manufacturing, will show a positive development with an increased customer base and new applications. Due to positive feedback from our customers, we expect to receive orders for our ET technology as well as for our TGV Etching system in 2025

Developments in Orders from our Core Customers

In fiscal year 2025, approximately 19% of our revenues were generated from sales to our two largest customers and our ten largest customers represented approximately 60% of our revenues. If we fail to retain these key customers our results could be materially adversely impacted. Our core customers were also the key drivers of our revenues from fiscal year 2023 to the fiscal year 2024.

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

Macroeconomic and Geopolitical Factors

We operate across a wide range of countries. Not all these countries are subject to the same economic and political forces at the same time, which usually provides us with a natural degree of macroeconomic and geopolitical diversification. There are, however, likely to be periods of time in which many, or even most, or all of the countries in which we operate will be subject to similar or identical forces that may impact our business negatively. One example of this is the geopolitical and macroeconomic turmoil triggered by the ongoing war in Ukraine, which led to increased volatility on the financial markets and disruption in various sectors. Military conflicts in the Middle East and the changing political and economic relations between the US and other countries also appear to be having a major impact on global economies and financial markets. In general, geopolitical changes, such as trade wars and the implementation of tariffs or significant changes in energy prices can have a negative impact on our business in one or more markets.

Financial Transactions in 2025 and 2026

Following the completion of the de-SPAC transaction in April 2024, we entered into a series of transactions in 2025 and 2026 to restructure our financial liabilities. These transactions included the subscription agreement and set-off agreement with XJ Harbour in 2025, the shareholder debt waiver with Anette Schmid and Christian Schmid in 2025, the secured two-tranche term loan facility with Black Forest Special Situations I in 2025, the senior convertible notes and warrants issued to Linden Advisors LP in 2026, the subscription agreements and set-off agreements with shareholders and related parties Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG in 2026, and the SEPA entered into with Yorkville in 2026 – See “Item 10 Additional Information – B. Material Contracts” for details of these transactions.

Segment Reporting

SCHMID has prepared IFRS financial statements and segment reporting. See note 6 of the Consolidated Financial Statements.

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

A. Operating Results

The following table sets forth results of operations for the year ended December 31, 2025 and 2024.

	Year Ended December 31
in € thousand	2025	2024
Revenue	66,945	60,836
Cost of sales	(50,928)	(48,791)
Gross profit	16,017	12,044
Selling expenses	(11,999)	(12,895)
General administration expenses	(11,404)	(11,792)
Research and development	(2,781)	(3,974)
Other income	12,217	9,018
Other expenses	(607)	(2,564)
Listing expenses	—	(71,630)
Reversal on impairment on financial assets	—	20
Operating profit (loss)	1,443	(81,772)
Finance income	66	1,888
Finance expenses	(72,244)	(5,712)
Financial result	(72,178)	(3,824)
Share of profit (loss) in joint ventures	(406)	—
Income (loss) before income tax	(71,141)	(85,596)
Income tax benefit (expense)	41	1,492
Net income (loss) for the period	(71,100)	(84,104)

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

Our revenues increased from €60.8 million in the year ended December 31, 2024 to €66.9 million in the year ended December 31, 2025. The majority of our revenue was generated from the sale of our machines in the amount of €54.4 million in the year ended December 31, 2025, compared to €47.4 million in the year ended December 31, 2024 We experienced limited and delayed order intake in particular in the first half, caused by global trade frictions and uncertainetty about tariffs. Orders started to come back strongly during Q2 of the year with revenues rebouncing in Q3 2025.

Our second largest revenue stream was the sale of our spare parts. In the year ended December 31, 2025, we generated €7.8 million from the sale of spare parts, a small decrease from €9.0 million generated in 2024. The spare parts revenue stream was also negatively impacted by the economic situation in China and Taiwan.

Our services revenue increased from €3.9 million in the year ended December 31, 2024 to €4.1 million in the year ended December 31, 2025.

Geographically, our revenue mix shifted across jurisdictions in 2025 compared to 2024. Revenues in several European markets declined year over year, consistent with continued weakness in industrial investment activity, while revenues in parts of Asia, particularly Greater China, increased. Revenues in the United States were lower than in the prior year, reflecting a moderation from elevated 2024 levels, but remained a significant contributor to total revenues. The following table shows the split in revenues across all our jurisdictions (we allocate revenues based on the country of the customer receiving the services or goods):

in € thousand	2025	2024
Greater China	25,702	16,480
USA	19,770	22,207
Germany	4,154	3,819
EMEA w/o Germany	9,841	12,728
Rest of Asia w/o China	7,477	5,551
Rest of the World	2	49
Total	66,945	60,836

On December 31, 2025, our order backlog for machine sales amounted to €50.9 million. Order backlog is expected to be realized within 12 months.

Cost of Sales

Our cost of sales increased from €48.8 million in the year ended December 31, 2024 to €50.9 million in the year ended December 31, 2025. This was mainly attributable to an increase in material expenses.

Gross Profit

Our gross profit increased from €12.0 million in the year ended December 31, 2024 to €16.0 million in the year ended December 31, 2025. As a result, our gross profit margin increased from 19.8% in the year ended December 31, 2024 to 24.0% in the year ended December 31, 2025. This was mainly attributable to higher revenue growth than cost of sales increase.

Selling

Selling expenses decreased from €13.0 million in the year ended December 31, 2024 to €12.0 million in the year ended December 31, 2025. This was mainly attributable to a significant decrease in the amount of sales commissions paid out.

General and Administration

General and administration expenses decreased from €11.8 million during the year ended December 31, 2024 to €11.4 million in the year ended December 31, 2025. The main driver for this were lower expenses for external legal advisors and consultants, which were higher in 2024 due to the Business Combination.

Research and Development

Research and development expenses decreased from €4.0 million during the year ended December 31, 2024 to €2.8 million in the year ended December 31, 2025. The personnel expenses were the most significant contributor to the decrease.

Other Income

Other income increased from €9.0 million during the year ended December 31, 2024 to €12.2 million in the year ended December 31, 2025. The increase was primarily attributable to foreign currency gains of €6.3 million in 2025, mainly related to U.S. dollar-denominated liabilities, and miscellaneous income of €5.9 million, which included income from the derecognition of €5.0 million of liabilities waived by shareholders. In 2024, other income included €3.7 million of income from the SES transaction.

Other Expenses

Other expenses decreased to €0.6 million in 2025 from €2.6 million in 2024, primarily due to a decrease in foreign currency losses from €2.3 million in 2024 to €0.4 million in 2025.

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

Operating Profit (Loss)

The Company incurred an operating loss of €81.8 million in the year ended December 31, 2024 and a profit of €1.4 million in the year ended December 31, 2025. The majority of the loss in 2024 was principally due to the €71.6 million share listing expense in that year as a result of the de-SPAC.

Financial Result

Our financial result increased from a net expense of €3.8 million for the year ended December 31, 2024, to a net expense of €72.2 million for the year ended December 31, 2025. The change reflects higher finance expenses recorded in 2025, including fair value changes related to warrants and options and losses recognized in connection with the modification and settlement of financial liabilities, compared with the prior year. Interest expense decreased from €5.1 million in 2024 to €3.0 million in 2025. Finance income declined to €0.1 million in 2025 from €1.9 million in 2024.

Income Tax (Expense) Benefit

Income tax expense was €0.04 million in 2025, compared to an income tax benefit of €1.5 million in 2024. The change reflects differences in the recognition of deferred income tax effects and the absence of comparable tax benefits recognized in the prior year.

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

The following table summarizes our Adjusted EBITDA reconciled to our net income (loss) for the period, the closest IFRS measure for each period presented:

	Year ended December 31
	2025	2024

	in € thousand
Net income (loss) for the period	(71,100)	(84,104)
Income tax benefit (expense)	(41)	1,492
Share of loss from equity method investees	406	—
Amortization and depreciation	4,824	7,315
Financial result	72,178	3,824
Total adjusted EBITDA	6,267	(74,457)

See note 6 of our financial statements included elsewhere in this Annual Report.

B. Liquidity and Capital Resources

Sources of Liquidity and Operational and Funding Requirements

We principally finance our operations through cash generated from the sale of machines, spare parts and services. We also have relied on debt and related party financing. As of December 31, 2025, and 2024, cash and cash equivalents were €1.6 million and €3.8 million, respectively.

During 2025, order intake and sales remained below expectations, resulting in negative operating results and cash flows, particularly in the first six months of the year. In addition, during 2025 the Group was unable to obtain other sources of liquidity through equity or debt measures and, absent mitigating actions, may have been unable to meet certain near-term obligations, including a €23.5 million payment to XJ Harbour related to the de‑SPAC transaction. As of December 31, 2025, the Group had a significant working capital deficiency, reflecting continued operating losses and constrained access to financing during the year. Subsequent to December 31, 2025, the Group implemented measures to strengthen liquidity and reduce near-term obligations, including (i) a debt-for-equity set-off with XJ Harbour in 2025, based on irrevocable contracts signed in November 2025, with the issuance of 12,540,539 shares being completed on January 16, 2026, eliminating the related payment obligation, (ii) the conclusion of an Investment Agreement in January 2026 for the issuance of USD 30.0 million senior convertible notes and additional warrants structured in two tranches of USD 15.0 million each, with the first tranche received on January 21, 2026 and the second tranche received on March 5, 2026; (iii) entry into a Standby Equity Purchase Agreement, or SEPA, with Yorkville on May 12, 2026 providing access to equity financing of up to USD 30.0 million, and (iv) entering into set-off and subscription agreements with Anette Schmid, Christian Schmid, Schmid Grundstücke GmbH & Co. KG and Christine Schmid to issue shares to set off a total of €30.75 million in liabilities, with such set-off being subject to shareholder approval at the upcoming shareholders’ meeting, scheduled for May 20, 2026 as well as board approval to set the exact issuance price. See also “Item 10.C Material Contracts”.

Management’s forecasts assume continued execution of the operating plan, converting the significant order book of €51 million as of December 31, 2025 into revenues, continued order intake, disciplined cost management, and continued access to external financing sources, including the ability to utilize the SEPA facility as and if needed. Management has implemented almost all of its €4 million annual cost-savings program in Germany, primarily focusing on overhead costs. Furthermore, in the unlikely event that financing needs would temporarily exceed its financing sources, management has other options to reduce costs in the short-term including the use of government-subsidized short-time work programs (“Kurzarbeit”) in Germany.

Based on the assessment described above, including the measures implemented subsequent to the reporting date and the availability of additional financing through the SEPA facility, management concluded that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, management concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern, and the going concern basis of accounting remains appropriate in the preparation of the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result if the Group were unable to continue as a going concern.

At December 31, 2025, current financial liabilities totaled €87.1 million and non‑current financial liabilities totaled €71.5 million. Trade and related party payables totaled €38.1 million, and current contract liabilities were €13.6 million. Non‑current financial liabilities, amounting to €71.5 million, included third‑party loans of approximately €2.2 million, loans from shareholders of €21.0 million and loans from other related parties of €11.0 million, as well as warrant liabilities of €26.1 million measured at fair value. The loans from shareholders are due at the end of 2027, and the loan from related parties, provided by SCHMID Grundstücke GmbH & Co. KG, is due at the end of 2026; in each case, the term is automatically extended by a further year if the contract is not terminated six months before expiry. The loans from shareholders and loans from related parties are expected to be mostly converted to equity by the end of June.

Cash Flows

The following table summarizes our cash flows for each period presented (in € thousands):

	Year Ended December 31,
	2025	2024
Cash flow from:
Operating activities	1,250	(2,578)
Investing activities	(6,227)	(4,054)
Financing activities	2,923	3,959
Net increase (decrease) in cash and cash equivalents	(2,055)	(2,673)

Cash flow provided by operating activities for the year ended December 31, 2025, was €1.3 million, compared to cash flow used in operating activities of €2.6 million for the year ended December 31, 2024. The change reflects lower net cash outflows from operating activities, including the impact of changes in working capital, partially offset by operating losses during the period.

For the year ended December 31, 2025, net cash used in investing activities amounted to €6.2 million, compared to €4.1 million of net cash used in investing activities in the year ended December 31, 2024. The increase in net cash outflows was primarily attributable to higher purchases of intangible assets and property, plant and equipment, partially offset by limited proceeds from disposals of financial assets.

For the year ended December 31, 2025, net cash provided by financing activities amounted to €2.9 million, compared to €4.0 million for the year ended December 31, 2024. Financing cash inflows in 2025 primarily reflected proceeds from debt financing, partially offset by repayments of borrowings, lease payments, and interest paid.

As a result of the foregoing, cash and cash equivalents decreased by €2.2 million during 2025, compared to a decrease of €1.9 million during 2024.

Future funding Requirements

We fund our operations primarily through operating activities and through debt and equity financing arrangements. During 2025 and subsequent to year-end, the Company entered into certain financing arrangements, notably including senior convertible notes and a Standby Equity Purchase Agreement, as described under “Item 10.C Material Contracts.” The Company may issue equity securities or enter into additional debt arrangements in the future, subject to market conditions, contractual obligations and other factors.

Off-Balance Sheet Arrangements

As of December 31, 2025, SCHMID did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

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

D. Trend Information

Forecasts and estimates for 2026

In December 2025 we published our preliminary order intake results for 2025. We announced strong order intake of approximately €95 million for 2025 with most of the order intake recorded since the middle of the second quarter of 2025, mostly due to the Company’s position as a core technology partner in next-generation electronics manufacturing. Growth in order intake were primarily driven by the global surge in AI-server boards, which require highly demanding HDI and ultra-high layer-count PCB architectures. As of March 31, 2026, our total recorded order intake was €13.6 million and generated revenues were €18.2 million for the first quarter. The first quarter has historically been the weakest quarter of the year. The order book stood at €49 million at the end of the quarter. While order intake during the second quarter to date has been broadly in line with first quarter levels, we currently expect second quarter order intake to improve significantly compared to the first quarter, although there can be no assurance that such improvement will be realized. Order intake and order book figures relate exclusively to orders for equipment and does not include orders associated with services or spare parts.

In early 2026 SCHMID initiated its so called “Sprint” cost saving program. “Sprint” will not impact our assemblies in Germany and China which are running close to full capacity. However, personnel expenses in G&A, engineering and R&D in Germany are being lowered through natural attrition, termination of temporary labor contracts and a government-subsidized short-time work program (Kurzarbeit) and SCHMID expects to reach an annual run-rate of cost savings of more than € 4 million based on current estimates. Limited one-off costs of around €0.5 million are to be expected. Additionally SCHMID is implementing measures to reduce its listing-related expenses in 2026, with further redutions expected in 2027.

Based on current visibility and business momentum especially in China, SCHMID reaffirms its full-year 2026 guidance. The Company continues to expect revenues exceeding €100 million, an Adjusted EBITDA margin significantly exceeding 12% and order intake of approximately €114 million for the fiscal year 2026. Our forecast for our order intake is based on three reinforcing growth factors that position SCHMID in its growing global target market:

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

Our independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft, has not examined, compiled or otherwise applied procedures to the financial forecast for 2026 presented herein and, accordingly, does not express an opinion or any other form of assurance on it.

E. Critical Accounting Estimates

Our consolidated financial statements for the fiscal years ended December 31, 2025, 2024 and 2023, have been prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. In preparing these consolidated financial statements, management exercises its best judgment based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the financial periods presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

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

Dr. Annedore Streyl serves as director of the Company’s board. She is the chair of the Board’s audit committee, nomination committee as well as its compensation committee. She is a fully qualified lawyer and is admitted to the bar in Germany. She has worked as an attorney at Freshfields Bruckhaus Deringer in Berlin in Corporate/M&A between 1993 and 2017, was named partner there in 1998, and also served as Managing Director of the Berlin office. Between 2017 and 2023, Dr. Streyl was a partner at Ernst & Young Law GmbH in Berlin, where she led the M&A practice in Germany. She also served as a member of the management board and General Counsel of Ernst & Young GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, between 2020 and 2024, where she managed the investigation of the Wirecard case.

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

Leadership Diversity

We have not made any determination on the diversity of our leadership team as of December 31, 2025.

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

Share Ownership of Executive Officers and Non-Executive Directors

See the section entitled “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Incentive Plan

We intend to put in place an equity incentive plan which may cover the directors, executives and eligible employees. As of the date of this Annual Report, such an incentive plan is proposed for vote at the next Annual General Meeting. If passed, the Board of Directors would be granted the authority to resolve on issuances of shares under the plan. Share incentive and option plans for Mr. Arthur Schuetz and Mr. Helmut Rauch are in place – See “4.A –History and Development of the Company” for details of Mr. Schuetz’ and Mr. Rauch’s compensation plans.

Adoption of Clawback Policy

In accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an Incentive Compensation Recoupment Policy which is filed herewith as Exhibit 97.1

Arrangements with Executive Officers

Christian Schmid Compensation

Mr. Schmid’s fixed compensation as CEO of the Company was approved by resolution as pf April 30, 2024 and includes:

●	An annual fixed amount of EUR 626,373 and an annual fee of EUR 70,000; and
●	Additional allowances of schooling costs, travelling expenses and a company car, if requested by Mr. Schmid.

Mr. Schmid’s variable compensation for 2025 was set by the Compensation Committee and included the following short-term and long-term incentive plans:

●	The short-term targets refer to one-year periods, with targets set by the Board on the Company’s EBIT, operating free cash flow and on ESG targets, with the possibility of between 0%-200% achievement. 100% achievement entitles Mr. Schmid to additional remuneration of €500,000, while the maximum remuneration is capped at €900,000;
●	The long-term targets refer to three-year periods, with targets set by the Board on the Company’s relative total shareholder returns, return on capital employed and on ESG targets, with the possibility of between 0%-200% achievement. 100% achievement entitles Mr. Schmid to additional remuneration of €500,000, while the maximum remuneration is capped at €1,000,000.

The targets set for the short-term and long-term incentive plans were not reached in 2025 and as a result no payments were made thereunder.

Julia Natterer Compensation

Ms. Natterer’s compensation as CFO of the Company in 2025 included the following fixed and variable elements:

●	An annual fixed amount of EUR 195,612 until April 1, 2025 when it was increased to EUR 196,812, and an annual service fee of EUR 35,000;
●	Additional the following additional allowances: a company car, if requested by Ms. Natterer;

●	And variable compensation comprising an annual short-term bonus of up to 50% of the annual fixed amount, based (i) on the Company’s consolidated EBIT margin, and (ii) certain individual targets as follows: (i) EUR 4,500 for each percentage point of consolidated EBIT margin achieved by the Company (on a pro rata basis) and (ii) EUR 15,000 for individual targets if she fulfils her individual targets; and if the EBIT margin is negative, a deduction.

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

Julia Natterer Service Agreement

In April 2024, the Company entered into a services agreement with Julia Natterer. The services agreement provided for, among other things, a service fee of €35,000.

For the financial year ending December 31, 2025 no bonus was awarded to any Executive Officer of the Company.

Non-Executive Director Compensation

In connection with the Business Combination, we adopted a Board member compensation policy, as amended, which governs the compensation of our executive and non-executive directors. The terms and conditions of the Board member compensation policy that are applicable to non-executive directors are designed to attract and retain high quality non-executive Board members by providing competitive compensation and aligning their interests with the interests of shareholders through equity awards. On April 30, 2024 the following compensations have been resolved (subject to the formal adoption of the compensation policy) as the annual compensation for the non-executive directors:

●	Mr. Stefan Berger: EUR 90,000;
●	Mr. Ralf Speth: EUR 165,000;
●	Dr. Annedore Streyl: EUR 115,000;
●	Mr. Boo-Keun Yoon: EUR 90,000, and
●	Ms. Anette Schmid:
o	Anette Schmid will receive a fixed annual fee of EUR 95,000;
o	an annual base salary for the operational tasks she will perform for the Company or its subsidiaries of EUR 252,638 (the annual base salary will be increased by EUR 1,200 as of April 1, 2025 and this annual base salary is subject to an increase equal to the increase that all employees of Gebr. Schmid GmbH may receive from time to time due to the discretion of management);
o	a short-term bonus of up to 50% of the annual base salary based on the Company’s consolidated EBIT margin and certain individual targets set out by the management:
●	Ms Anette Schmid will receive EUR 10,000 for each percentage point of consolidated EBIT margin achieved by the Company (on a pro rata basis, i.e. if the Company’s consolidated EBIT margin is 1.5%, Ms Anette Schmid will receive EUR 15,000); and

●	Ms Anette Schmid will receive EUR 25,000 if she fulfils her individual targets: for the year 2023 the individual target was achieved with the conclusion of the business combination agreement; for the year 2024 the individual target is achieved once the Company’s listing on the NASDAQ has been completed; and
●	If the EBIT margin is negative, an amount of EUR 10,000 per negative percentage point of consolidated EBIT margin achieved by the Company will be deducted from this EUR 25,000 short-term bonus (on a pro rata basis as set out above), provided that the short-term bonus cannot be less than EUR 0; and
o	a company car, if requested by Ms Anette Schmid.

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

D. Employees

We believe that our employees are crucial to the success of our business, which depends on our human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. As of December 31, 2025, the Company had 734 employees. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

E. Share Ownership

Information regarding the ownership of our Ordinary Shares by our Directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below sets forth information regarding the beneficial ownership of SCHMID Shares prior to the filing of this Annual Report by:

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

Except for XJ Harbour HK Limited, the business address of each person named below is c/o SCHMID Group., Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany.

	December 31, 2025
		Voting	Share Ownership
Beneficial Owner	Number of Shares	Power(5)	(Disposition Power)(5)
Executive Officers and Directors(1)
Christian Schmid(2)(3)	15,320,000	29.01%	9.43%
Anette Schmid(2)(3)	11,490,000	21.76%	13.06%
Prof. Sir Ralf Speth(4)	185,000	0.35%	0.35%
Dr. Stefan Berger(4)	177,084	0.34%	0.34%
Boo-Keun Yoon	17,500	0.03%	0.03%
5% and Greater Shareholders
Christian Schmid(2)(3)	15,320,000	29.01%	9.43%
Anette Schmid(2)(3)	11,490,000	21.76%	13.06%
XJ Harbour HK Limited(6)	10,162,575	19.25%	19.25%
(1)	Dr. Annedore Streyl does not own any shares as of the date of this Annual Report.
(2)	Does not include 5,000,000 earn-out shares which existed at the closing of the Business Combination, but for which Christian Schmid and Anette Schmid do not have the voting power or disposition power until USD 15.00 per share (for 2,500,000 shares), respectively, USD 18.00 per share (for the remainder of 2,500,000 shares) are reached. Christian Schmid and Anette Schmid also hold 1,000,000 private warrants each, which can be converted into shares of the Company on a 1:1 basis or converted on a cashless basis. In addition, Christian Schmid and Anette Schmid are entitled to receive an additional 1,000,000 private warrants from Pegasus Digital Mobility Sponsor LLC within nine (9) months of the closing of the Business in accordance with the warranty agreement concluded on April 29, 2024, however, such transfer by Pegasus Digital Mobility Sponsor LLC to Christian Schmid and Anette Schmid has not yet occurred as of the date of this Annual Report.
(3)	Christian Schmid and Anette Schmid each hold their shares and warrants in the Company through holding companies (C. Schmid Beteiligung GmbH & Co. KG and Schmid Aequitas GmbH & Co. KG respectively). Prior to May 14, 2026 Christian Schmid and Anette Schmid held certain shares individually and some as beneficiaries of the Community of Heirs after Dieter C. Schmid (Erbengemeinschaft), which has now been dissolved. They have voted their shares jointly in the past and are expected to continue to do so. Combined they hold 26,810,000 shares of the Company, amounting to 50.78% of the voting power and share ownership.
(4)	On April 30, 2024, Dr. Stefan Berger, Prof. Sir. Ralf Speth and Jeremey Mistry entered into a warrant and share transfer agreement with Pegasus Digital Mobility Sponsor LLC in which they agreed to transfer 2,000,000 private warrants to Pegasus Digital Mobility Sponsor LLC in exchange of 200,000 shares in the Company of which Jeremey Mistry was allocated 100,000 shares and Dr. Stefan Berger was allocated the other 100,000 shares. No shares were allocated to Prof. Sir Ralf Speth under this warrant and share transfer agreement.
(5)	The voting power calculation and share ownership (disposition power) calculation is based on the total number of shares outstanding on the date of this Annual Report, which is 52,800,864 shares (i.e. 57,800,864 shares outstanding minus the 5,000,000 earn-out shares for which Christian Schmid and Anette Schmid do not hold any voting power or disposition power as of the date of this Annual Report). In addition, the calculations do not account for any warrants (which can be converted into shares on a 1:1 basis or on a cashless basis in the future).
(6)	Based on the Schedule 13D filed by XJ Harbour HK Limited on May 12, 2026.

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

Due to the fact that some of our shares are held by brokers and other nominees, the number of our shares held by, and the number of, beneficial holders with addresses in the U.S. is not fully ascertainable. As of May 7, 2026, according to the records of our transfer agent Continental Stock Transfer & Trust Company, 37,517,426 shares (which includes all shares directly held by each of Anette Schmid (11,490,000 shares) and Christian Schmid (15,320,000 shares) as shown in the table above) were held through Cede & Co, the nominee of The Depository Trust Company, in whose name all shares held in “street name” are held in the U.S. Overall, the Company is aware of the following shares being held by non-US persons: all shares held by Christian Schmid and Anette Schmid (including 5,000,000 earn out shares) and all shares held by XJ Harbour HK Limited are held by non-US person and thus the majority of all outstanding shares are held by non-US persons. The remainder of the shares are held by a mix of U.S. and non-U.S. persons.

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

In 2025 and 2026 certain financing measures were undertaken to manage the liquidity of the Company. Some agreements were reached and executed with parties related to the Company or to the majority shareholders of the Company. For details on these related party transactions see “Item 10 Additional Information – B. Material Contracts” for agreements reached between the Company and XJ Harbour, its majority shareholders, the lender Black Forest Special Situations I, a Schmid family member, and an entity controlled by the majority shareholders.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

SCHMID Ordinary Shares and Public Warrants have been listed on the Nasdaq Global Select Market under the symbol “SHMD” and “SHMDW” since May 1, 2024. No securities of SCHMID were publicly traded before that time. SCHMID became publicly listed via a Business Combination. For more information on the Business Combination and the SPAC, itself previously publicly listed, involved in the Business Combination see the Explanatory Note and “Item 4.A. History and Development of the Company”.

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

Not applicable.

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

2024 XJ Harbour Subscription Agreement

In connection with the execution of the Second Amendment to Business Combination Agreement, Pegasus, Gebr. Schmid GmbHand TopCo entered into a subscription agreement with XJ Harbour according to which XJ Harbour agreed to in stages transfer its 24.1% equity interest in Schmid Technology (Guangdong) Co., Ltd. (“STG”), a subsidiary of Gebr. Schmid GmbH, to TopCo for consideration amounting to

●	1,406,361 TopCo shares to be allotted to XJ Harbour at the time of the completion of the Business Combination,
●a EUR 10 million payment to XJ Harbour from TopCo at the closing of the Business Combination, (iii) a EUR 5 million payment to XJ Harbour from TopCo within 270 days from the day of the closing of the Business Combination and (iv) a EUR 15 million payment (plus an interest in respect thereof at an annual rate of 6% from the closing of the Business Combination to the date of payment) to XJ Harbour from TopCo within 455 days from the day of the closing of the Business Combination.

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

The first payment to XJ Harbour for EUR 10 million was made in 2024 following the closing of the Business Combination. All remaining payments due were later agreed to be set-off by way of agreements signed on November 12, 2025, i.e. the Company entered into a subscription agreement and a set-off agreement with XJ Harbour for the relevant payments amounts including accrued and unpaid interest.

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

Prior to the Business Combination, Pegasus, TopCo, the Sponsor and various investors entered into non-redemption and investment agreements at a total volume of USD 26.4 million as follows:

●	Various investors entered into non-redemption and investment agreements for a total of 1,430,683 Class A ordinary shares of Pegasus (equaling approximately USD 16.3 million at the redemption price). In order to induce such investors to enter into these non-redemption and investment agreements, the Sponsor committed to transfer 1,741,743 founder shares (that were transferred to Class A shares prior to closing of the Business Combination and then exchanged 1:1 into shares of SCHMID Group N.V.) to such investors.

●	In addition, the Sponsor entered into an investment agreement to purchase 756,964 SCHMID Group N.V. shares at the closing of the Business Combination against approximately USD 8.6 million in debt of Pegasus owed to the Sponsor (such debt was transferred to SCHMID Group N.V. through a debt assumption and exchange agreement against the payment of cash by Pegasus to SCHMID Group N.V.). It was further agreed that Sponsor retains 921,544 founders shares which would otherwise be cancelled at closing of the Business Combination in order to induce the Sponsor to purchase SCHMID Group N.V. shares against setting off all USD 8.6 million in debt it was owed by Pegasus.
●	In addition, two further investors agreed to subscribe for 35,000 SCHMID Group N.V. shares after the closing of the Business Combination against cash payment to SCHMID Group N.V. at the redemption price per share (the Sponsor is obligated to transfer 43,433 of its founder shares – which have been converted into SCHMID Group N.V. shares at closing – to such investors for their commitment).
●	In addition, Appleby, Cayman counsel to Pegasus committed to subscribe 87,565 shares of SCHMID Group N.V. against setting off fees due to Appleby (the Sponsor is obligated to transfer 106,603 of its founder shares – which have been converted into SCHMID Group N.V. shares at closing – to Appleby for its commitment to subscribe for the shares against setting off its fees that became due at the closing). These subscriptions for new shares of SCHMID Group N.V. are subject to the approval of the board of directors of the Company.

2025 Subscription Agreement with XJ Harbour HK Limited and Set-Off Agreement

On November 12, 2025, the Company entered into a subscription agreement and a set-off agreement with XJ Harbour, pursuant to which the Company agreed to issue and sell shares to XJ Harbour in a private placement. The Company agreed to issue ordinary shares to XJ Harbour at $2.15 per share to set off $26,962,158.90 of liabilities (including accrued interest) owed to XJ Harbour by the Company. In an extraordinary general shareholders’ meeting held by the Company on December 23, 2025, the shareholders authorized the issuance of shares to XJ Harbour. 12,540,539 SCHMID shares were issued on January 16, 2026 and transfered to XJ Harbour.

Subscription Agreement with Schmid AVACO Korea

On November 3, 2025, the Company entered into a subscription agreement and set-off agreement with SCHMID Avaco Korea Co., Ltd. and AVACO Co., Ltd. to issue and sell a total of approximately 1.07 million shares of the Company to SCHMID Avaco Korea, which SCHMID Avaco Korea was to sell and transfer to AVACO against set-off of liabilities of approximately EUR 2.3 million of SCHMID and certain of its group companies. The shares were issued but never counted as part of the Company’s outstanding shares, as they were never entered into the share register, and the set-off of libailities did not occur. The shares will be cancelled in accordance with the stipulations of the agreements. Conversations between the parties pertaining to the liabilities and any other arrangements are ongoing.

Shareholder debt waiver September 2025

In September 2025, Anette Schmid and Christian Schmid agreed to waive €5 million in financial liabilities which were owed to them by SCHMID. These €5 million financial liabilities dated back to 2016 and were waived for no consideration or compensation. This waiver was part of the restructuring of SCHMID’s financial liabilities, which the Company undertook in 2025.

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

The second tranche of up to €7,500,000 was not utilized due to the Company issuing a convertible note (see below).

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

USD 30 Million 7.00% Senior Convertible Note due 2028

On January 18, 2026 SCHMID entered into an investment agreement with an institutional investor, Linden Advisors LP, to sell, and on January 21, 2026 sold senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company together with the issuance of warrants to purchase ordinary shares of the Company in a private placement to the Investor. The notes were issued at 98% of principal amount pursuant an indenture in two tranches to Linden Capital L.P., Crown Managed Accounts SPC and PCH Manager Fund SPC: (i) $15.0 million were funded on January 21, 2026 and (ii) $15.0 million were funded following the effectiveness of a registration statement covering the resale of the underlying shares in relation to the notes on March 5, 2026.

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

On March 5, 2026, March 25, 2026, April 8, 2026, April 20, 2026 and April 23, 2026, the noteholders of the $30.0 million convertible notes provided conversion notices and were issued ordinary shares of the Company as follows:

●	$2.0 million convertible notes were converted on March 5, 2026 at a share price of $6.0918 and a total of 331,183 shares were issued.
●	$2.0 million convertible notes were converted on March 25, 2026 at a share price of $5.9946 and a total of 337,850 shares were issued.
●	$2.0 million convertible notes were converted on April 8, 2026 at a share price of $4.8241 and a total of 420,873 shares were issued.
●	$2.0 million convertible notes were converted on April 20, 2026 at a share price of $5.6501 and a total of 379,127 shares were issued.
●	$2.0 million convertible notes were converted on April 23, 2026 at a share price of $5.6501 and a total of 379,344 shares were issued.
●	$2.0 million convertible notes were converted on April 24, 2026 at a share price of $5.8267 and a total of 349,521 shares were issued.

As a result, as of the date of this Annual Report, the aggregate principal amount now only amounts to $18 million in convertible notes.

In connection with the issuance of the notes, the Company also issued warrants to the investor to purchase shares of the Company in an amount determined by reference to the principal amount of the notes. In connection with the funding of the second tranche of the convertible notes on March 5, 2026, as contractually agreed in the investment agreement, further warrants were issued and the exercise price for all warrants was adjusted to be $8.0125 (subject to anti-dilution protection mechanisms). A total of 3,744,150 warrants were issued to Linden Capital L.P., Crown Managed Accounts SPC and PCH Manager Fund SPC. The warrants are exercisable until December 15, 2028, at an exercise price of $8.0125, exercisable for cash or, at the Company’s election, on a cashless basis.

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

Share issuances and set-off agreements with majority shareholders and related parties

On April 24, 2026 the Company entered into separate subscription agreements and set-off agreements with Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG respectively, to off-set financial liabilities in an aggregate amount of EUR 30.75 million. In connection with these agreements, the Company entered into debt assumption agreements with the Company’s fully-owned subsidiary, Gebr. Schmid GmbH.

Pursuant to the subscription agreements the Company has agreed, subject to the approval by a shareholders’ meeting, to be held on May 20, 2026, to issue and sell to Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG in private placements a number of shares of the Company determined by dividing the EUR 30.75 million by the 5-trading day VWAP of shares of the Company immediately preceding the approval by the Board. Exclusively in the case of the financial liabilities to Christine Schmid, amounting to EUR 2.4 million, the share price will be determined in relation to the 5-trading day VWAP with an applied 20% discount.

USD 30 Million Standby Equity Purchase Agreement

On May 12, 2026, the Company entered into a SEPA with Yorkville for a term of 24 months from signing. The facility providesSCHMID access to equity financing of up to USD 30.0 million at its discretion. Under the terms of the SEPA, the Group paid a commitment fee of 0.5% of the USD 30.0 million equity line to secure the SEPA facility, and Yorkville is contractually obligated, subject to customary conditions, to purchase the shares of the Company over time upon the Company’s exercise of drawdown notices. The purchase price will be based on one of two pricing options selected by the Company. Under Option 1, the purchase price will equal 97% of the VWAP of the shares of the Company on the day of drawdown notice receipt. Under Option 2, the purchase price will equal 99% of the lowest daily VWAP of the shares of the Company during the three consecutive trading days commencing on the drawdown notice date.

The SEPA enables the Group to raise equity capital at its discretion, with the ability to issue shares to the investor on a periodic (including daily) basis. This structure provides the Group with a committed source of capital and significant flexibility as to the timing and amount of any equity issuances, allowing management to access liquidity if and when required, or to refrain from drawing on the facility if sufficient liquidity is available from operations or other sources. The Company will be able to draw under the SEPA once the shares underlying the facility have been registered.

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

Dividend Withholding Tax

Ordinary Shares

In general, SCHMID must withhold Dutch dividend tax from dividends distributed on the Ordinary Shares at the rate of 15%.

Dividends include, without limitation:

●	distributions of profits (including paid-in capital not recognised for Dutch dividend tax purposes) in cash or in kind, including deemed and constructive dividends;
●	liquidation distributions and, generally, proceeds realised upon a repurchase of Ordinary Shares by SCHMID or upon the transfer of Ordinary Shares to a direct or indirect subsidiary of SCHMID, in excess of the average paid-in capital recognized for Dutch dividend tax purposes;
●	the par value of Ordinary Shares issued to a shareholder or any increase in the par value of Ordinary Shares, except to the extent such (increase in the) par value is contributed to or funded out of the SCHMID’s paid-in capital recognised for Dutch dividend tax purposes;
●	repayments of paid-in capital recognized for Dutch dividend tax purposes up to the amount of SCHMID’s profits (zuivere winst) unless SCHMID’s general meeting of shareholders has resolved in advance that SCHMID shall make such repayments and the par value of the Ordinary Shares concerned has been reduced by a corresponding amount through an amendment of SCHMID’s articles of association.

However, SCHMID is not required to withhold Dutch dividend tax from dividends distributed on the Ordinary Shares if, and for as long as, SCHMID is resident solely in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”), unless:

●	the Shareholder is an individual who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or an entity or enterprise that is subject to the Corporate Tax Act 1969 (Wet op de vennootschapsbelasting 1969) and is resident or deemed to be resident in the Netherlands for Dutch corporate tax purposes; or

●	the Shareholder is an individual not resident and not deemed to be resident in the Netherlands for Dutch income tax purposes or an entity not resident and not deemed to be resident in the Netherlands for Dutch corporate tax purposes and derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Ordinary Shares are attributable.

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

Resident individuals

An individual holding Ordinary Shares and Public Warrants who is or is deemed to be resident in the Netherlands for Dutch income tax purposes will generally be subject to income tax in the Netherlands in respect of income or a capital gain derived from such Ordinary Shares and Public Warrants at rates up to 49.5% if:

●	the income or capital gain is attributable to an enterprise from which the holder derives profits (other than as a shareholder); or
●	the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).

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

Partnerships

In the case Ordinary Shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as a solidarity surcharge (if applicable) are levied only at the level of the partners with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

(1)	if the partner is a corporation, the dividend income will be subject to corporate income tax plus a solidarity surcharge (see above “—Corporations”);
(2)	if the partner is a sole proprietor, the dividend income will be subject to the partial income rule (see above “—Sole Proprietors”) plus a solidarity surcharge (if applicable); or
(3)	if the partner is a private individual – only possible if the partnership is not a (operative or deemed) commercial partnership, the dividend income will be subject to the flat tax rate plus a solidarity surcharge (see above “—Private Individuals”).

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

Partnerships

In the case the Ordinary Shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax as well as solidarity surcharge (and church tax) since partnerships qualify as transparent for German income tax purposes. In this regard, corporate income tax or personal income tax as well as a solidarity surcharge (and church tax, if applicable) are levied only at the level of the partners with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

(i)	If the partner is a corporation, the capital gains will be subject to corporate income tax plus solidarity surcharge (see above “— Corporations”). Trade tax will be levied additionally at the level of the partner insofar as the relevant profit of the partnership is not subject to trade tax at the level of the partnership. However, with respect to both corporate income and trade tax, the 95%-exemption rule as described above applies. With regard to corporations as partners, special regulations apply if they are held by a Non-Exempt Corporation, as described above.
(ii)	If the partner is a sole proprietor (individual), the capital gains are subject to the partial income rule plus a solidarity surcharge (if applicable) (see above “—Sole Proprietors”).

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

Inheritance and Gift Tax

The transfer of Ordinary Shares or Warrants to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft-und Schenkungsteuer) if at the time of transfer:

●the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or
●(irrespective of the personal circumstances) the Ordinary Shares or Warrants are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or
●(irrespective of the personal circumstances) at least 10% of the registered share capital of SCHMID is held directly or indirectly by the decedent or person making the gift, himself or together with a related party in terms of Section 1 (2) German Foreign Tax Act (Außensteuergesetz).

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are partially exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Starting on March 18, 2026, Section 16(a) of the Exchange Act in relation to directors and officers became applicable to foreign private issuers and thus applies to SCHMID.

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

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As described in “Item 4. B. Business Overview – Legal Proceedings” SCHMID is involved in a legal dispute with Validus Broker Dealer over the alleged failure by SCHMID to pay the principal balance of $2,350,000 of a promissory note dated June 13, 2024. No trial date has been set in this civil action related to the alleged breach of the promissory note’s terms by the United States District Court for the Southern District of New York. The Company intends to continue to pursue all available defenses.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Not applicable

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures. Our chief executive officer and our chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective, as in 2025 the Company became delinquent in filing its annual report on Form 20-F relating to fiscal year 2024, due to unresolved accounting and liquidity issues it faced. See “Item 4. History and Development of the Company”.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective based on criteria established in the COSO 2013 framework. Though the Company took steps to remediate existing material weaknesses in its internal controls in 2025, two material weaknesses were again identified for the year ended December 31, 2025.

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

D.Change in Internal Control Over Financial Reporting

There were a number of remediation steps taken and changes made in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025, relating to the material weaknesses identified, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. See “Item 15.B Management’s Annual Report on Internal Control Over Financial Reporting” for details.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

KPMG AG Wirtschaftsprüfungsgesellschaft, was our auditor for the year ended December 31, 2025. The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year ended	For the Year ended
	December 31, 2024[1]	December 31, 2025[1]
	in € thousands	in € thousands
Audit Fees	1,750	1,100
Total Fees	1,750	1,100

1 The audit fees related to fiscal year 2024 and 2025 include fees billed and estimated for services related to the audit of financial statements of the relevant year, while such services may have occurred and been billed at a later date.

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

4.18

Options Agreement between the Company and Black Forest Special Situations I dated January 27, 2026 (incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.19

Investment Agreement related to Convertible Notes of the Company dated January 18, 2026 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K, furnished to the SEC on January 21, 2026).

4.20

First Amendment to the Investment Agreement related to Convertible Notes of the Company dated January 20, 2026 (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.21

Indenture related to Convertible Notes of the Company dated January 21, 2026 (incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.22

Ordinary Share Purchase Warrant issued by the Company to Linden dated January 21, 2026 (incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.23

Ordinary Share Purchase Warrant issued by the Company to Crown dated January 21, 2026 (incorporated by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.24

Ordinary Share Purchase Warrant issued by the Company to PCH dated January 21, 2026 (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

Exhibit Number	Description

4.25	Ordinary Share Purchase Warrant issued by the Company to Linden dated March 5, 2026

4.26	Ordinary Share Purchase Warrant issued by the Company to Crown dated March 5, 2026

4.27	Ordinary Share Purchase Warrant issued by the Company to PCH dated March 5, 2026

4.28

Registration Rights Agreement related to Convertible Notes of the Company dated January 21, 2026 (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.29

Subordination Agreement related to Convertible Notes of the Company dated January 21, 2026 (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.30

144a Global Note of the Convertible Note issued by the Company dated January 21, 2026 (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.31	144a Global Note of the Convertible Note issued by the Company dated March 5, 2026.

4.32

Reg S Global Note of the Convertible Note issued by the Company dated January 21, 2026 (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on February 13, 2026).

4.33

Subscription Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Anette Schmid (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.34

Subscription Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Christian Schmid (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.35

Subscription Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Christine Schmid (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.36

Subscription Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Schmid Grundstücke GmbH & Co KG (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.37

Set-off Agreement dated April 24, 2026 between SCHMID Group N.V. and Anette Schmid (incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.38

Set-off Agreement dated April 24, 2026 between SCHMID Group N.V. and Christian Schmid (incorporated by reference to Exhibit 10.6 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.39

Set-off Agreement dated April 24, 2026 between SCHMID Group N.V. and Christine Schmid (incorporated by reference to Exhibit 10.7 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.40

Set-off Agreement dated April 24, 2026 between SCHMID Group N.V. and Schmid Grundstücke GmbH & Co KG (incorporated by reference to Exhibit 10.8 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.41

Debt Assumption Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Anette Schmid (incorporated by reference to Exhibit 10.9 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

Exhibit Number	Description

4.42

Debt Assumption Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Christian Schmid (incorporated by reference to Exhibit 10.10 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.43

Debt Assumption Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Christine Schmid (incorporated by reference to Exhibit 10.11 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.44

Debt Assumption Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Schmid Grundstücke GmbH & Co KG (incorporated by reference to Exhibit 10.12 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.45

Share Incentive Plan, as it will be in effect following the adoption by the shareholders meeting to be held on May 20, 2026 (incorporated by reference to Exhibit 10.13 to the Registrant’s Report on Form 6-K, furnished to the SEC on April 27, 2026).

4.46	Standby Equity Purchase Agreement between and among SCHMID Group N.V. and YA II PN, Ltd. dated May 12, 2026

8.1	List of Subsidiaries of SCHMID Group N.V.

11.1	Code of Conduct of SCHMID Group N.V. (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

11.2	Insider Trading Policy of SCHMID Group N.V. (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).

12.3	Certification of Principal Officers pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Clawback Policy of SCHMID Group N.V. (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

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

Dated: May 15, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
SCHMID Group N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SCHMID Group N.V. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

May 15, 2026

SCHMID – Consolidated Statements of Profit or Loss and Other
Comprehensive Income (Loss) for the years ended
December 31, 2025, 2024 and 2023

in € thousand, except share data	Note	2025	2024	2023
Revenue	7	66,945	60,836	90,246
Cost of sales	7	(50,928)	(48,791)	(63,849)
Gross profit		16,017	12,044	26,397
Selling expenses	8	(11,999)	(12,895)	(12,577)
General administration expenses	9	(11,404)	(11,792)	(12,538)
Research and development	10	(2,781)	(3,974)	(5,148)
Other income	11	12,217	9,018	15,985
Other expenses	12	(607)	(2,564)	(2,620)
Listing expenses	13	—	(71,630)	—
Reversal on impairment on financial assets	14	—	20	22,696
Operating profit (loss)		1,443	(81,772)	32,195
Finance income		66	1,888	19,685
Finance expenses		(72,244)	(5,712)	(10,091)
Financial result	15	(72,178)	(3,824)	9,594
Share of loss from equity method investees	16	(406)	—	(1,057)
Income (loss) before income tax		(71,141)	(85,596)	40,732
Income tax benefit (expense)	17	41	1,492	(2,778)
Net income (loss) for the period		(71,100)	(84,104)	37,954
Other comprehensive income (loss) that may be reclassified to profit or loss:
Exchange differences on translation of foreign business units		(1,182)	389	(1,625)
Items that will not be subsequently reclassified to profit or loss:
Remeasurement of defined pension benefit obligation	31	42	(44)	25
Income tax on remeasurement of defined pension benefit obligation	31	(12)	13	(7)
Total items that will not be subsequently reclassified to profit or loss		30	(31)	18
Other comprehensive income (loss)		(1,152)	358	(1,607)
Total consolidated comprehensive income (loss) for the reporting period		(72,252)	(83,746)	36,346
Net income (loss) attributable to
Owners of SCHMID		(71,042)	(84,111)	36,868
Non-controlling interests	28	(58)	7	1,086
Total consolidated comprehensive income (loss) attributable to
Owners of SCHMID		(72,162)	(83,811)	35,669
Non-controlling interests		(90)	65	677
Earnings per share for profit / (loss) from continuing operations attributable to the ordinary equity holders of the company:
Basic and diluted earnings per share	18	(1.87)	(2.41)	1.28

The accompanying notes are an integral part of these consolidated financial statements

SCHMID – Consolidated Statements of Financial Position as of
December 31, 2025 and 2024

in € thousand	Note	12/31/2025	12/31/2024
ASSETS
Intangible assets	19	17,262	14,941
Property, plant and equipment including right-of-use assets	20	12,234	13,092
Financial assets	22	16,203	135
Equity method investments	35	1,043	1,448
Deferred tax assets	17	2,317	2,684
Non-current assets		49,058	32,300
Inventories	23	18,112	15,734
Trade receivables and other receivables	24	33,653	38,221
Other current assets	25	3,918	3,054
Cash and cash equivalents	26	1,574	3,791
Current assets		57,257	60,800
Total assets		106,315	93,100

EQUITY AND LIABILITIES
Subscribed capital	27	431	431
Capital reserves	27	114,980	114,448
Accumulated loss	27	(245,896)	(174,853)
Accumulated other comprehensive income (loss)	27	(2,259)	(1,138)
Equity attributable to owners of SCHMID	27	(132,744)	(61,112)
Non-controlling interest	28	579	668
Equity		(132,165)	(60,444)
Non-current financial liabilities	29	71,518	42,053
Post-employment benefits	31	969	978
Non-current provisions	30	254	345
Deferred tax liabilities	17	1,965	1,518
Non-current lease liability	21	7,153	8,233
Non-current liabilities		81,859	53,127
Current financial liabilities	29	87,148	40,433
Current contract liabilities	7	13,555	11,284
Trade and related party payables	32	38,071	28,179
Other current liabilities	33	15,505	17,513
Current lease liability	21	1,397	1,461
Current provisions	30	415	184
Income tax liabilities	17	531	1,364
Current liabilities		156,622	100,417
Total equity and liabilities		106,315	93,100

The accompanying notes are an integral part of these consolidated financial statements

SCHMID – Consolidated Statements of Changes in Equity for the years ended
December 31, 2025, 2024 and 2023

					Accumulated	Equity
					other	attributable to
		Subscribed	Capital	Accumulated	comprehensive	owners of	Non-controlling
in € thousand	Note	capital	reserves	loss	income (loss)	SCHMID N.V.	interest	Total Equity
1/1/2023		23,004	47,475	(131,235)	(239)	(60,996)	6,681	(54,315)
Income (loss) for the period		—	—	36,868	—	36,868	1,086	37,954
Other comprehensive income (loss)		—	—	—	(1,199)	(1,199)	(409)	(1,607)
Total comprehensive income (loss)		—	—	36,868	(1,199)	35,669	677	36,346
Transactions with shareholder		—	128	—	—	128	—	128
12/31/2023		23,004	47,603	(94,367)	(1,438)	(25,198)	7,358	(17,841)
Income (loss) for the period		—	—	(84,111)	—	(84,111)	7	(84,104)
Other comprehensive income (loss)		—	—	—	300	300	58	358
Total comprehensive income (loss)		—	—	(84,111)	300	(83,811)	65	(83,746)
Minority interest reduction - SCHMID Technology (Guangdong) Co., Ltd. (STG)		—	—	—	—	—	(6,755)	(6,755)
Reorganization - Share based payment transaction	3	(22,573)	67,146	3,625	—	48,198	—	48,198
Transactions with shareholder		—	(301)	—	—	(301)	—	(301)
12/31/2024		431	114,448	(174,853)	(1,138)	(61,113)	668	(60,444)
Income (loss) for the period		—	—	(71,042)	—	(71,042)	(58)	(71,100)
Other comprehensive income (loss)		—	—	—	(1,121)	(1,121)	(31)	(1,152)
Total comprehensive income (loss)		—	—	(71,042)	(1,121)	(72,163)	(90)	(72,252)
Transactions with shareholder	22	—	532	—	—	532	—	532
12/31/2025		431	114,980	(245,896)	(2,259)	(132,744)	579	(132,165)

The accompanying notes are an integral part of these consolidated financial statements

SCHMID – Consolidated Statements of Cash Flows for the years ended
December 31, 2025, 2024 and 2023

in € thousand	2025	2024	2023
Net income (loss) from continued operations	(71,100)	(84,104)	37,954
Adjustments to reconcile consolidated net income (loss) to net cash
Income tax expense (benefit)	(41)	(1,492)	2,778
Financial result	72,178	3,824	(8,537)
Depreciation and amortization	4,824	7,923	6,904
Net loss (gain) from the disposal of intangibles and PP&E	3	(133)	(602)
Reversal of impairments of financial assets, net	—	(20)	(22,696)
Other non-cash (income) expenses	(5,000)	(1,432)	182
Change in equity method investments (non-cash)	405	—	—
Change in non-current financial assets (non-cash)	(8,478)	—	—
Listing expense	—	71,631	—
Non-cash effects	(3,447)	—	—
Working capital adjustments:
Changes in trade and other receivables	3,704	(3,580)	(6,729)
Changes in inventories	(1,967)	619	8,244
Change in trade and related party payables	9,982	5,086	(6,823)
Change in provisions	132	(598)	382
Taxes received (paid), net	54	(302)	(1,161)
Cash provided by (used in) operating activities	1,250	(2,578)	9,897
Purchases of intangible assets and property, plant and equipment	(6,357)	(5,111)	(6,907)
Receipts from sale and leaseback transaction	—	—	8,926
Proceeds from sale (purchases) of financial assets, net	123	(4)	—
Payment for loan to shareholder	—	—	70,000
Proceeds from disposal of a subsidiary	—	1,000	—
Interest received	7	61	—
Cash used in (provided by) investing activities	(6,227)	(4,054)	72,019
Proceeds from debt financing	7,572	3,145	—
Payments for debt financing	(2,296)	(264)	(81,871)
Proceeds from business combination	—	14,443	—
Payment of lease liabilities	(1,513)	(1,543)	(715)
Interest paid	(899)	(853)	(2,044)
Change in restricted cash	59	(30)	917
Transaction with minority shareholder	—	(10,939)	—
Cash (used in) provided by financing activities	2,923	3,959	(83,714)
Net increase (decrease) in cash and cash equivalents	(2,055)	(2,673)	(1,798)
Effect of foreign exchange rate changes on cash and cash equivalents	(162)	755	(824)
Cash and cash equivalents at the beginning of the period	3,791	5,710	8,332
Cash and cash equivalents at the end of the period	1,574	3,791	5,710

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

2.BASIS OF PRESENTATION

The financial statements as of and for the years ended December 31, 2025 and 2024 have been prepared on a consolidated basis.

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

The legal entities which comprise the consolidated financial statements and its investments in joint ventures accounted for using the equity method are as follows:

	Country of
Name	incorporation	12/31/2025	12/31/2024
SCHMID Group N.V.	Netherlands	—%	—%
Gebr. SCHMID GmbH	Germany	100%	100%
SCHMID Systems, Inc.	USA	100%	100%
SCHMID Singapore Pte. Ltd.	Singapore	90%	90%
SCHMID Korea Co., Ltd	South Korea	100%	100%
SCHMID Asia Ltd.	Hong Kong	100%	100%
SCHMID Technology Guangdong Co., Ltd. 1)	China	84%	84%
SCHMID China Ltd.	Hong Kong	100%	100%
SCHMID Shenzhen Ltd. 2)	China	—%	100%
SCHMID (Kunshan) Co., Ltd.	China	100%	100%
SCHMID Taiwan Ltd.	Taiwan	86%	86%
SCHMID Automation (Zhuhai) Co., Ltd.	China	100%	100%
SCHMID Solar (Shenzhen) Ltd. 2)	China	100%	100%
SCHMID Trading (Zhongshan) Co. Ltd.	China	100%	100%
Pegasus Digital Mobility Acquisition Corp.	Cayman Islands	100%	100%
SCHMID Asia Pacific Sdn. Bhd	Malaysia	100%	100%
Equity method investees
SCHMID Avaco Korea, Co. Ltd.	South Korea	50%	50%
SCHMID Energy Systems GmbH (SES)	Germany	48%	49%

1) Legal transfer of the remaining minority shares not yet executed as of December 31, 2025.

2) SCHMID Shenzhen Ltd. was liquidated in September 2025 and SCHMID Solar (Shenzhen) Ltd. in January 2026

As of December 30, 2024 Gebr. SCHMID GmbH sold part of the shares in SES, resulting in the loss of control over SES. Accordingly, as of December 31, 2024 and December 31, 2025, SES is accounted for using the equity method. For further details on both transactions see note 35. Equity method investments.

SCHMID presents its consolidated financial statements in Euros which is the Company’s presentation currency. All amounts are presented in thousands of Euros (“€ thousand”), unless otherwise stated. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reﬂect the absolute ﬁgures.

The consolidated financial statements of SCHMID were authorized for issuance by the Board on May 12, 2026.

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

Going Concern

Basis of preparation

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. In assessing going concern, management considered the Group’s liquidity position, forecast cash flows and financing requirements, and potential downside scenarios, for at least twelve months from the date these financial statements are authorized for issue, as well as events and circumstances arising after the reporting date through the authorization date of these financial statements.

Events and conditions

During the year ended December 31, 2025, order intake and sales remained below expectations, resulting in negative operating results and cash flows, particularly in the first half of the year. In addition, during 2025 the Group was unable to generate significant cash inflows through equity or debt financing.

Therefore, as of December 31, 2025, the Group had a significant working capital deficiency, reflecting the impact of continued operating losses and constrained access to financing during the year.

Measures implemented after the reporting date

Subsequent to December 31, 2025, the Group implemented several measures to strengthen liquidity and reduce near-term obligations, including:

i.	a debt-for-equity set-off with XJ Harbour, effective in 2025 based on irrevocable contracts signed in November 2025, with the issuance of 12,540,539 shares being completed on January 16, 2026, eliminating the related payment obligation;

ii.	the execution of an Investment Agreement in January 2026 for the issuance of USD 30.0 million senior convertible notes and warrants structured in two tranches of USD 15.0 million. The first tranche was received on January 21, 2026 and the second tranche was received on March 5, 2026; and
iii.	the signing of a Standby Equity Purchase Agreement (“SEPA”) with an institutional investor on May 12, 2026, which provides the Company with the ability, at its discretion, to raise up to USD 30.0 million of additional equity capital over a 24-month period. See Note 38, Subsequent Events, for more detailed description of this facility.

Management’s plans and assumptions

Management has prepared detailed cash flow forecasts covering at least twelve months from the date of authorization of these consolidated financial statements. These forecasts reflect:

●	the expected conversion of the €51 million order backlog as of December 31, 2025 into revenues,
●	expected order intake during the forecast period,
●	implementation of planned cost reduction measures, including a €4 million annual cost-savings program in Germany; and
●	access to external financing, including the SEPA facility if needed.

Management has assessed that potential temporary liquidity shortfalls would be fully covered through available financing sources, including the proceeds already received from the convertible notes and the ability to access additional liquidity under the SEPA facility. Furthermore, in the unlikely event that financing needs would temporarily exceed its financing sources, management has other options to reduce costs in the short-term including the use of government subsidized short time work programs (“Kurzarbeit”) in Germany.

Conclusion

Based on the assessment described above, including the measures implemented subsequent to the reporting date, the cash flow forecasts, the availability of additional equity financing through the SEPA facility, and the availability of short-term employment reduction programs, management has concluded that the Group has adequate resources to continue in operational existence for the foreseeable future.

Accordingly, management has concluded that no material uncertainties exist that may cast significant doubt on the Group’s ability to continue as a going concern for at least twelve months from the date of authorization of these consolidated financial statements. These consolidated financial statements do not include any adjustments that might result if the Group were unable to continue as a going concern.

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

As part of the transaction, former shareholders of Pegasus (public shareholders, sponsors and directors) received 7,843,501 shares of SCHMID Group N.V. and 17,000,000 warrants (“SCHMID Group N.V.Warrants”) to purchase ordinary shares of SCHMID Group N.V. In exchange, SCHMID Group N.V. received the net assets held by Pegasus of minus €3.5 million upon closing of the transaction on April 30, 2024. The net assets included €47.7 million of cash and cash equivalents held in Pegasus trust account, current liabilities of €10.6 million, warrant liabilities of €1.4 million and €2.3 million deferred underwriting commissions. Upon closing of the Pegasus Merger, Pegasus Warrants were converted into SCHMID Group N.V. Warrants.

In accordance with IFRS 2, the difference between (i) the fair value of the net assets contributed by Pegasus and (ii) the fair value of equity instruments issued to the former Pegasus shareholders was recognized as an expense. As a result, the Company recorded share listing expense of €71.6 million (see Note 13. Share listing expense).

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

The Pegasus merger closed on April 30, 2024. Upon Closing, SCHMID Group N.V. became a publicly traded company on the Nasdaq under the ticker “SHMD”. The SCHMID Group N.V. Warrants are traded under the ticker “SHMDW”. The Company incurred incremental transaction costs directly attributable to the issuance of shares to Pegasus shareholders of €4.6 million, which were recorded as a reduction from equity (in capital reserve).

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

SCHMID recognizes right of use assets which represent a right to use the underlying leased assets and corresponding lease liabilities which represent the present value of future lease payments, excluding short-term leases (lease term of 12 months or less from commencement date and do not contain a purchase option) and leases of low value assets acquisition costs less than €6 thousand), in the consolidated statement of financial position at the date at which the leased asset is available for use.

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

Financial assets are initially measured at fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs. As an exception to this general rule, trade receivables are measured at their transaction price.

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

Financial liabilities

SCHMID’s financial liabilities include trade payables and other liabilities, lease liabilities (see note 21. Leases), a share option and borrowings. Borrowings consist of loans from financial institutions and other third parties, debt funds and related parties (including bifurcated embedded derivatives).

Financial liabilities are classified as measured at amortized cost (“FLAC”) or fair value through profit or loss (“FVTPL”). All financial liabilities are recognized initially at fair value less, in the case of a financial liability not measured at FVTPL, directly attributable transaction costs.

Financial liabilities at FVTPL are measured at fair value and gains and losses are recognized in finance income / expense. Currently, SCHMID only accounts for options / separated embedded derivatives of loans as a financial liability at FVTPL. All other financial liabilities are subsequently measured at amortized cost using the Effective Interest (“EIR”) method. When applying the EIR method, SCHMID generally amortizes any fees, transaction costs and other premiums or discounts that are included in the calculation of the effective interest rate over the expected life of the financial instrument. Gains and losses are recognized in interest expense when the liabilities are derecognized as well as through the EIR amortization process. If SCHMID revises its estimates of the cash flows used for the initial EIR method of a financial liability, the carrying amount of the financial liability is being adjusted to reflect that fact.

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

Deferred income taxes

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

Deferred tax liabilities are recognized for all taxable temporary differences associated with investments in entities and equity method investments, except where SCHMID controls the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Current and deferred tax items are recognized in profit or loss, other comprehensive income or directly in equity, consistent to where the transaction giving rise to the related income taxes are presented. Changes in deferred tax assets or liabilities are recognized as a component of tax expense (income) in the consolidated statement of profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

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

Post-employment benefits

SCHMID granted a defined benefit pension to Christian Schmid. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.

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

Revenue Recognition

The Company records revenue in accordance with IFRS 15 “Revenue from Contracts with Customers”. The core principle of the guidance requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the Company expects to be entitled to exchange for those goods or services. This guidance defines a five-step process to achieve this core principle and, in doing so, judgment and estimates are required within the revenue recognition process including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Revenue amounts are presented net of discounts.

Revenue from sales of machines and spare parts is recognized at the point in time when the customer obtains control over the products sold upon delivery. Sales of machines sometimes include installation services and extended warranty services which, when requested, are priced as a bundle. However, when sold together, these promises qualify as separate performance obligations as they are capable of being distinct and distinct within the context of the contract. The Company allocates transaction prices to these performance obligations based on their relative standalone selling price using a cost-plus margin approach. The respective revenue is recognized after the installation is complete, which is usually after a period of two to three weeks after delivery. Contracts for sales machines typically require payment at various times prior to and after delivery as follows: an installment payment upon receipt of order confirmation, an installment payment upon delivery and, when installation services are requested, a final payment after installation and customer acceptance of the services. Invoices are according to contractual terms typically payable within 30 – 90 days. Revenue from the sale of extended warranties is recognized overtime on a straight-line basis over the extended warranty period as there is no certain pattern of warranty cases over time and therefore, the benefit to the customer transfers ratably throughout the extension period.

The Company offers repair services, inspections and installations of modifications (“Services”), which are optional for customers and priced separately. When these promises are included in a contract with others, the Company considers these to be distinct performance obligations and allocates transaction prices based on their relative standalone selling price. Service revenue is recognized after the Company has satisfied the performance obligation by transferring the promised service to the customer, which is usually not more than a period of two to three weeks. Services are invoiced after the service has been rendered and according to contractual terms and are typically payable within 30 days.

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

Interests in associates are accounted for under the equity method. They are initially recognized at cost, which includes transactions costs. After initial recognition, the consolidated financial statements include the Group’s share of profit or loss and OCI of equity-accounted investees, until the date on which significant influence ceases.

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

New and amended standards adopted by SCHMID

The Company has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2025: Amendment to IAS 21 – Lack of Exchangeability

The amendment listed above did not have any material impact on the amounts recognized in prior periods and is not expected to significantly affect the current or future periods.

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

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

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

Accounting Judgments

Debt to equity swap

In 2024, SCHMID and XJ Harbour entered into an agreement to transfer the shares of the Company’s subsidiary SCHMID Technology (Guangdong) Co., Ltd. (STG) from XJ Harbour back to SCHMID in exchange for 1,406,361 shares in SCHMID and €30 million cash. In November 2025, due to the liquidity shortages of SCHMID experienced during 2025, the parties entered into agreements which resulted in an exchange of the remaining cash obligation of €22,666 thousand due to XJ Harbour for equity in SCHMID. Management has concluded, that at the date of the agreements, the cash payment obligation was substantially modified and therefore must be derecognized. The new liability to deliver shares of SCHMID to XJ Harbour has been recognized as of the closing date in November 2025 at fair value  (€54,846 thousand) as well as embedded derivative assets and liabilities resulting from a share price protection clause amounting to a net €2,156 thousand liability. See note 29 for further details.

Accounting Estimates

Impairment test

An impairment test on R&D costs capitalized on assets that are not yet ready for use is performed at each reporting date. For detailed information on key assumptions underlying recoverable amounts please see note 19. Intangible Assets.

Financial assets

Our investment in Group14 shares, a private company whose share are not publicly traded, require significant estimates to determine the fair value of the Group14 shares. For further detail refer to note 22. Financial Assets.

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

Assets are neither allocated to the operating segments nor regularly provided to the CODM.

SCHMID’s key financial metrics by segment are as follows:

	2025
	Technical			Total
	equipment	Spare parts		management
	and processes	and services	Other	reporting
Revenues	54,446	11,885	615	66,945
Segment adjusted EBITDA	3,415	2,261	591	6,267

	2024
	Technical			Total
	equipment	Spare parts		management
	and processes	and services	Other	reporting
Revenues	49,593	11,192	51	60,836
Segment adjusted EBITDA	611	2,459	(77,527)	(74,457)

	2023
	Technical			Total
	equipment	Spare parts		management
in € thousand	and processes	and services	Other	reporting
Revenues	78,743	11,503	—	90,246
Segment adjusted EBITDA	12,872	3,787	22,440	39,099

The column “Other” includes costs related to head office and group services as well as certain effects not directly attributable to the operating segments.

For the year ended December 31, 2025 the column “Other” include legal and consulting expenses (€3,390 thousand) and G&A costs like insurances and salaries (€6,149 thousand). The income in “Other” is mainly due to the waiver with debtor warrant which was granted for €5,000 thousand and the income from currency conversion of €5,100 thousand.

In 2024, the expense in “Other” is mainly due to the share listing expense amounting to €71,631 thousand as well as other cost associated with the listing (€ 1,765 thousand), legal and consulting (€3,607 thousand) as well as general and administration costs (€3,250 thousand).

In the financial year ended December 31, 2023 the column “Other” includes costs related to head office and group services as well as certain effects not directly attributable to the operating segments. In 2023, the income in “Other” is mainly due to the reversal of the impairment of the Silicon receivables (€21.375 thousand) and the gain resulting from bonus payments relating to disposals of several entities (€ 4,700 thousand) and reversal of impairment of shareholder loan (€1,418 thousand). In addition, the column “Other” include costs associated with the listing (€5,410 thousand), G&A costs like salaries and insurances (€2,207 thousand) and compensation (€1,875 thousand).

Reconciliation from total Segment Adjusted EBITDA to income (loss) for the period according to IFRS:

in € thousand	2025	2024	2023
Total segment adjusted EBITDA	6,267	(74,457)	39,099
Financial result	(72,178)	(3,824)	9,594
Amortization and depreciation	(4,824)	(7,315)	(6,904)
Share of loss from equity method investees	(406)	—	(1,057)
Income tax benefit (expense)	41	1,492	(2,778)
Net income (loss) for the period	(71,100)	(84,104)	37,953

Revenue can be split into the following geographical areas:

in € thousand	2025	2024	2023
Greater China	25,702	16,480	16,942
USA	19,770	22,207	17,522
Germany	4,154	3,819	9,577
EMEA w/o Germany	9,841	12,728	24,791
Rest of Asia w/o China	7,477	5,551	21,370
Rest of the World	2	49	44
Total	66,945	60,836	90,246

The revenues are presented based on the location of the customer receiving the service or goods. In 2025, no customer had a revenue share of more 10% individually of the total revenues.

There are three customers in 2024 with a revenue share of more than 10% individually of the total revenues. The revenue with the first customer amounts to €7,866 thousand (2023: €17,649 thousand), €6,500 thousand for the second customer (2023: €16,361 thousand) and €6,232 thousand for the third customer (2023: €12,280 thousand). Revenue for these three customers is recognized within both the “Technical equipment and processes” and “Spare parts and services” operating segments.

Non-current assets are distributed among geographical areas as follows:

in € thousand	12/31/2025	12/31/2024
Germany	28,058	25,833
China	966	1,741
Other	471	460
Total	29,495	28,034

The non-current assets include property, plant and equipment as well as intangible assets.

7.REVENUE FROM CONTRACTS WITH CUSTOMERS AND COST OF SALES

The split of SCHMID revenues according to types of sales categories is as follows:

in € thousand	2025	2024	2023
Technical equipment and processes[1]	54,446	47,443	77,554
Spare Parts	7,767	8,976	9,722
Service[2]	4,117	3,971	1,781
Other	615	446	1,189
Total	66,945	60,836	90,246
(1)	Included within the “Technical equipment and processes” category is revenue from the sale and installation of machines, long-term development and extended warranties.
(2)	Included within the “Services” category is revenue from repair services, installations of modifications and inspections.

Revenue recognized at a point in time was €65,789 thousand, €51,232 thousand and €81,761 thousand for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. Revenue recognized over time was €1,157 thousand, €9,603 thousand and €8,485 thousand for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

At the end of fiscal year 2025, SCHMID had contract liabilities in connection with the sale of machines, spare parts and installations resulting from prepayments made by customers of €13,555 (December 31, 2024: €11,284 thousand). The services provided by SCHMID and the timing of payments made by the customer during the contract term may differ. In those cases, the contract is recognized in the Consolidated Statements of Financial Position as either a contract asset or a contract liability. Apart from contract liabilities in connection with customer prepayments, SCHMID has in past period recognized long-term development contracts over time, which led to a recognition of contract assets. No contract assets existed as of December 31, 2025 and 2024.

Changes to contract liabilities for years ended December 31, 2025 and 2024 are as follows:

in € thousand	2025	2024
Balance at January 1	11,284	17,931
Sales revenues included in contractual liabilities at the beginning of the period	(11,153)	(17,769)
Increase due to customer payments received	13,425	11,121
Balance at December 31	13,555	11,284

At the end of fiscal year 2025, the Order Backlog for the machine sales amounts to €50,886 thousand (December 31, 2024: €27,713 thousand,December 31, 2023: €48,651 thousand). All order backlog is expected to be realized within 12 months.

Order Backlog represents the goods or services contractually committed by customers but not delivered/provided as of the date of the statement of financial position.

SCHMID’s cost of sales include the following cost types:

in € thousand	2025	2024	2023
Personnel expenses	(17,983)	(17,545)	(16,690)
Material expenses	(24,911)	(21,821)	(35,767)
Depreciation/amortization	(3,006)	(5,209)	(4,904)
Other expenses	(5,028)	(4,217)	(6,488)
Total cost of sales	(50,928)	(48,791)	(63,849)

Other expenses include a variety of positions such as cost for outward freight, production-related short-term leases and facility costs.

8.SELLING EXPENSES

Selling expenses consist of the following:

in € thousand	2025	2024	2023
Personnel expenses	(8,938)	(8,720)	(8,295)
Legal and consulting fees	(449)	(528)	(834)
Sales Commission	(462)	(1,309)	(241)
Distribution related external administration	(741)	(747)	(1,537)
Advertisement	(595)	(678)	(649)
Other expenses	(813)	(913)	(1,021)
Total selling expenses	(11,999)	(12,895)	(12,577)

Distribution-related external administration comprises costs including utilities, insurance, travel expenses or expenses for short-term leases. Other expenses include mainly depreciation.

Sales Commission expenses in 2024 include €900 thousand compensation from a settlement agreement with a former sales agent.

9.GENERAL ADMINISTRATION EXPENSES

General administrative expenses consist of the following:

in € thousand	2025	2024	2023
Personnel expenses	(4,451)	(4,344)	(4,131)
Legal and consulting fees	(3,391)	(4,567)	(4,401)
External administrative expenses	(2,333)	(1,716)	(965)
Other administrative expenses	(1,229)	(1,165)	(3,042)
Total administrative expenses	(11,404)	(11,792)	(12,538)

External administrative expenses include costs such as utilities, insurance, travel expenses, or expenses for short-term leases. Other administrative expenses in 2024 and 2023 mainly include other fees and expenses due to the Business Combination concluded in 2024. For the year 2025, the other administrative expenses include, among other items, board remuneration, miscellaneous fees and charges and fringe benefits.

10.RESEARCH AND DEVELOPMENT EXPENSES

R&D expenses that do not fulfill the recognition criteria according to IAS 38 consist of the following:

in € thousand	2025	2024	2023
Personnel expenses	(87)	(1,029)	(1,504)
Depreciation/amortization	(1,294)	(1,423)	(1,817)
Legal and consulting fees	(316)	(379)	(587)
R&D related external administration	(894)	(917)	(957)
Other research and development expenses	(191)	(227)	(283)
Total research and development expenses	(2,781)	(3,974)	(5,148)

R&D related external administration comprises allocated costs such as utilities, insurance, travel expenses or expenses for short-term leases.

11.OTHER INCOME

Other income consists of the following:

in € thousand	2025	2024	2023
Income from SES transaction	—	3,703	—
Other miscellaneous income	5,923	5,315	3,815
Foreign currency gains	6,294	—	2,969
Bonus payments	—	—	9,200
Total other income	12,217	9,018	15,985

Other miscellaneous income in 2025 includes government grants related to income in an amount of €381 thousand as well as income from the derecognition of €4,988 thousand liabilities that were waived by shareholders in 2025. For further detail refer to note 29. Non-current and current financial liabilities.

The foreign currency gains for the financial year ended December 31, 2025 are mainly related to USD denominated liabilities.

As of January 1, 2024, SCHMID acquired the remaining shares in the former at-equity participation SES. The majority of the shares have been transferred to a third-party investor in 2024 resulting in a gain of €3,703 thousand. For further detail refer to note 35. Equity method investments.

Other miscellaneous income for the financial year ended December 31, 2024 includes income of the derecognition of liabilities as they have expired due to the statute of limitations at the amount of €2,194 thousand, government grants related to income amounting to €550 thousand and research allowances under the Act on Tax Incentives for Research and Development (Research Allowance Act - FZulG) amounting to €319 thousand.

Other miscellaneous income in 2023 includes a gain resulting from a cancelled sale and leaseback agreement with a third party (€1,875 thousand for the fiscal year ended December 31, 2023) as well as government grants related to income in an amount of €356 thousand for the fiscal year ended December 31, 2023. The grants are received in cash to compensate for expenses incurred in relation to research projects. In addition, other miscellaneous income includes income from asset disposals, mainly from the sale and leaseback transaction (€508 thousand).

One part of the bonus payments in 2023 is comprised of the Silicon exit bonus of €4,700 thousand. In March 2023, a Stock Purchase Agreement (hereinafter referred to as “SPA”) was entered into to sell Schmid Silicon Technology Holding GmbH and subsidiaries (hereinafter referred to as “the Silicon Group”) to the Group14. Prior to the closing of the SPA on June 29, 2023, the Silicon Group was a related party of SCHMID and controlled by Christian Schmid (hereinafter referred to as “CS”), one of the owners of SCHMID. The proceeds from the sale of the Silicon Group were, among other things, used to repay the shareholder loan between CS and SCHMID. The proceeds from the shareholder loan were used to repay certain borrowings of SCHMID.

●	Additionally, receivables from the Silicon Group which had been impaired in 2017 by SCHMID became recoverable as a result of the SPA resulting in an impairment reversal of €21,375 thousand.
●	Also, as part of the SPA, certain liabilities of the Silicon Group due to SCHMID were settled with the transfer of shares of Group14 to SCHMID valued at €17,664 thousand.
●	Based on an agreement reached between CS, the Silicon Group and SCHMID in 2021, SCHMID was granted a bonus payment (hereinafter referred to as “Silicon exit bonus”) to be paid upon a successful sale of the Silicon Group to a third party. The Silicon exit bonus of €4,700 thousand was determined based on 5% of the net proceeds (after repayment of third-party debt) received from a sale.
●	In June 2023, CS repaid the shareholder loan to SCHMID with a total cash amount of €70,000 thousand.
●	The expected credit loss of €1,418 thousand was therefore reversed.

The other part is an exit bonus related to Montratec. In 2018, the Company sold one of its subsidiaries, Montratec GmbH, to Montratec Sarl. The underlying stock purchase agreement included a clause on potential exit events, which requires Montratec Sarl to pay SCHMID up to €4,500 thousand (hereinafter referred to as “Montratec exit bonus”) upon a future exit of Montratec Sarl from Montratec GmbH. Additionally, SCHMID entered into a guarantee agreement with Schmid Grundstücke GmbH& Co. KG (referred to as “SGG”), an entity jointly controlled by shareholders of SCHMID, wherein SGG would reimburse the difference between the exit sale consideration actually received from Montratec Sarl and €4,500 thousand (hereinafter referred to as “Montratec guarantee”) in the event that the exit sale consideration is below €4,500 thousand. As a remuneration for this guarantee, SCHMID was required to pay SGG an amount equal to 1.5% p.a. of the €4,500 thousand per year until an exit event would occur. SCHMID was informed in April 2023 about this exit event, i.e. that Montratec GmbH was sold by Montratec Sarl in April 2023 which resulted in an exit bonus of €3,954 thousand being owed by Montratec Sarl to SCHMID and €546 thousand being owed by SGG. The bonus from Montratec has been received in cash during 2023, the payment from SGG has been netted with payables of SCHMID against SGG.

12.OTHER EXPENSES

Other expenses consist of the following:

in € thousand	2025	2024	2023
Foreign currency losses	(375)	(2,347)	(2,388)
Other taxes	(149)	(130)	(166)
Loss on disposal of assets	(38)	—	—
Miscellaneous other items	(44)	(87)	(65)
Total other expenses	(607)	(2,564)	(2,620)

13.SHARE LISTING EXPENSE

In 2024, the Pegasus Merger led to a Share listing expense. SCHMID Group N.V. issued shares with a fair value of €68 million to Pegasus shareholders, comprised of the fair value of SCHMID Group N.V. shares, that were issued to Pegasus shareholders of €9.61 ($10.30) per share (Pegasus closing price as of April 30, 2024). In exchange, SCHMID Group N.V received the identifiable net assets held by Pegasus, which had a fair value upon closing of minus €3.5 million, comprising of investments held in Pegasus trust account partly offset by current liabilities by Pegasus in the amount of €9.3 million, deferred underwriting commissions and financial liabilities in the amount of €7.5 million and liabilities of €5.3 million for the 21 million Pegasus Warrants considering a fair value of the warrants of €0.2519 per warrant (price of Pegasus Warrants at Closing of the Pegasus Merger in EUR; closing price in USD as the denominated currency was $0.27). The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the Pegasus Merger, in the amount of €71.6 million, is recognized as Share listing expense within the Consolidated Statement of Profit or Loss. Details of the calculation of the Share listing expense are as follows:

In € thousand		2024
Shares to be issued by TopCo to Pegasus	A	7,087
Pegasus closing price as of April 30, 2024	B	9.61
Fair value of shares deemed issued (AxB)	C	68.106
Pegasus net assets	D	(3,529)
Excess of Fair value of shares over Pegasus’s net assets acquired (C - D)		71,630

Upon closing of the Pegasus Merger, Pegasus Warrants were converted into SCHMID Group N.V. Warrants. The financial liability for the SCHMID Group N.V. Warrants is accounted for at fair value through profit and loss. The fair value of warrants decreased from €0.25 per warrant as of April 30, 2024 to €0.24 per warrant as of December 31, 2024. The result is a decrease in fair value of warrant liabilities of €0.2 million for 2024. As of December 31, 2025 the fair value of the warrant liabilities is €26.1 million (€1.24 per warrant).

14.IMPAIRMENT REVERSAL OF FINANCIAL ASSETS

The Reversals of impairments of financial assets includes the following amounts:

In € thousand	2025	2024	2023
Reversal of receivables from the Silicon Group	—	—	21,375
Reversal of impairment of shareholder loan (included in trade and other receivables)	—	—	1,418
Other	—	20	(97)
Total	—	20	22,696

In March 2023, a Stock Purchase Agreement (hereinafter referred to as “SPA”) was entered into to sell SCHMID Silicon Technology Holding GmbH and subsidiaries (hereinafter referred to as “the Silicon Group”) to Group14. Receivables from the Silicon Group which had been impaired in 2017 became recoverable as a result of the SPA resulting in an impairment reversal of €21,375 thousand. For further information on the Silicon Group impairment reversal refer to note 11. Other income.

15.FINANCIAL RESULT

Financial result includes the following:

in € thousand	2025	2024	2023
Finance income	66	1,888	19,685
thereof fair value changes of warrants	—	1,028	—
thereof interest income and similar proceeds	66	860	3,883
thereof gain from loan extinguishment	—	—	15,802
Finance expenses	(72,244)	(5,712)	(10,091)
thereof fair value changes of warrants and derivatives	(25,920)	—	—
thereof modification loss XJ Harbour Set-off agreement	(34,337)	—	—
thereof change in estimate XJ host liability	(8,451)
thereof interest portion of lease payments	(585)	(641)	(103)
thereof interest expense	(2,951)	(5,071)	(9,988)
Financial result	(72,178)	(3,824)	9,594

The fair value changes of warrants in 2025 and 2024 result from the change of the warrant liability that was part of the Business combination in 2024  and fair value changes of embedded derivatives in several debt agreements (see note 29. Non-current and current financial liabilities).

For the modification loss XJ Harbour Set-off agreement see note 29. Non-current and current financial liabilities.

Interest income includes in 2023 the interest received on loans, mainly the shareholder loan. For further information on the extinguishment, see note 29. Non-current and current financial liabilities.

Interest expenses are mainly resulting from financial liabilities and are recognized based on the effective interest method and the additional payment for the debt fund during 2023.

16.PROFIT (LOSS) IN EQUITY METHOD INVESTMENTS

The loss in 2025 result from the share of loss from the equity method investee located in Germany.

The loss in 2023 resulted from a capital contribution in the Company’s former equity method investee located in Saudi Arabia. The capital contribution was immediately expensed due to the existence of accumulated losses incurred by the investee which had not been previously recorded in the consolidated financial statements.

17.INCOME TAXES

Income taxes recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income are as follows:

in € thousand	2025	2024	2023
Current income tax (expense) / income	416	(372)	(1,044)
thereof prior years	(51)	(356)	168
Deferred income tax (expense) / income	(375)	1,864	(1,735)
thereof from temporary differences	(1,035)	5,008	(1,853)
thereof from tax loss carryforwards	660	3,144	118
Total income tax (expense) / income	41	1,492	(2,778)

SCHMID’s statutory income tax rate in Germany for the years ended December 31, 2025, 2024 and 2023 was 29.125%. This income tax rate comprises a corporate income tax rate of 15%, a solidarity surcharge of 0.825%, and a trade tax rate of 13.3%. At non-German SCHMID companies, the respective country-specific income tax rates were used for the calculation of current and deferred taxes.

The following table presents the reconciliation of expected income taxes and reported effective income taxes. Expected income taxes were determined by multiplying consolidated profit before tax by SCHMID’s applicable income tax rate:

in € thousand	2025	2024	2023
Income (loss) before income taxes	(72,994)	(85,596)	40,732
Applicable income tax rate	29.125%	29.125%	29.125%
Expected income tax (expense) / income	21,260	24,930	(11,863)
Foreign tax rate differential	218	48	891
Non-deductible expenses	(14,173)	(19,503)	(2,833)
Tax-free income	218	1,064	1,263
Change in valuation allowance from temporary differences and tax loss carryforwards	(7,621)	(4,032)	3,598
Non-recognition or utilization of unrecognized interest carryforwards	(521)	(555)	333
Other reconciling items	660	(460)	168
Effective income tax (expense) / benefit	41	1,492	(2,778)
Effective tax rate in %	0.06%	1.74%	6.82%

The effect resulting from the tax rate change is related to the corporate income tax rate reduction in Germany.

The deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”) relate to the following line items of the Consolidated Statement of Financial Position are summarized below:

	2025		2024
in € thousand	DTA	DTL	DTA	DTL
Intangible assets	1,538	(4,711)	1,775	(4,181)
Property, plant and equipment including right-of-use assets	20	(1,728)	55	(2,279)
Financial assets	—	(188)	—	(17)
Others	—	(419)	64	—
Non-current assets	1,558	(7,045)	1,893	(6,477)
Inventories	1,853	(145)	2,492	—
Trade receivables and other receivables	249	(464)	165	(327)
Other current assets	27	—	4	—
Cash and cash equivalents	—	—	—	(276)
Other current financial assets	—	(103)	—	(66)
Current assets	2,129	(712)	2,660	(669)
Non-current financial liabilities	—	—	—	(5)
Provisions for pensions	55	—	84	—
Non-current provisions	—	(184)	—	(158)
Non-current lease liabilities	1,892	—	2,326	—
Others	—	(49)	1	(129)
Non-current liabilities	1,947	(233)	2,411	(292)
Current financial liabilities	1	—	983	—
Current contract liabilities	53	(2,586)	105	(2,293)
Trade payables and other liabilities	1,136	(489)	278	(22)
Other current liabilities	1,551	(6)	1,244	—
Current lease liabilities	230	—	226	—
Current provisions	5	(839)	—	(1,909)
Current liabilities	2,977	(3,919)	2,836	(4,224)
Tax loss carryforwards (CIT)	2,139	—	1,857	—
Tax loss carryforwards (Trade tax)	1,511	—	1,168	—
Tax loss carryforwards (Other income tax)	1	—	2	—
Deferred taxes (before offsetting)	12,262	(11,910)	12,828	(11,662)
Offsetting	(9,945)	9,945	(10,144)	10,144
Deferred taxes (after offsetting)	2,317	(1,965)	2,684	(1,518)

Reconciliation of deferred taxes:

In € thousand	net
December 31, 2023	(1,846)
Recognized in P/L	1,864
Recognized in OCI	13
Recognized in Equity	1,031
Recognized in currency translation adjustments	104
December 31, 2024	1,166
Recognized in P/L	(375)
Recognized in OCI	(12)
Recognized in Equity	(219)
Recognized in currency translation adjustments	(207)
December 31, 2025	352

The OCI movement of deferred taxes is entirely attributed to “Provisions for pensions” and the equity movement is mainly attributed to transaction costs (IAS 32.35).

No deferred tax assets were recognized for the following tax attributes (gross):

	2025	2024	2023
in € thousand	Tax Base	Tax Base	Tax Base
Deductible temporary differences	52,560	22,730	41,498
Tax loss carryforwards (CIT)	125,687	124,018	91,405
Tax loss carryforwards (Trade tax)	89,051	88,897	49,147
Interest carryforwards	38,814	36,927	35,229

The maturities of the tax loss carryforwards for which no deferred tax assets were recognized are as follows:

	2025	2024	2023
in € thousand	Tax Base	Tax Base	Tax Base
Up to 5 years	2,426	3,646	2,685
Up to 10 years	2,122	4,688	1,772
Up to 15 years	823	2,348	4,508
Unlimited	248,181	239,160	131,586

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

Taxable temporary differences associated with investments in entities, branches and associates and interests in joint arrangements in the amount of €615 thousand as of December 31, 2025 (December 31, 2024: €483 thousand, December 31, 2023: €935 thousand) have not been recognized.

Deferred tax assets exceeding deferred tax liabilities in the amount of €2,317 thousand as of December 31, 2025 (December 31, 2024: €2,684 thousand, December 31, 2023: €522 thousand) for companies that generated a loss in the current or previous period were recognized as these are considered to be recoverable based on the positive profit for financial year 2026.

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

The following table reflects the net income (loss) and share data used in the basic and diluted EPS calculations:

Basic and diluted earnings per share

	2025	2024	2023
	in €	in €	in €
Total basic and diluted earnings per share attributable to the ordinary equity holders of the company	(1.87)	(2.41)	1.28

Reconciliations of earnings used in calculating earnings per share

in € thousands	2025	2024	2023
Profit / (Loss) from continuing operations as presented in the statement of profit or loss	(71,042)	(84,111)	36,868

Weighted average number of shares used as the denominator

	2025	2024	2023
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share	38,062,427	34,935,357	28,725,000

The 1,250,000 potentially dilutive shares from the agreement with Black Forest have not been included in the calculation of diluted earnings per share as they are anti-dilutive for the year ended December 31, 2025. Please refer to Note 29. Non-current and current financial liabilities for further information.

Warrant liabilities

Warrants granted to the original shareholders of Pegasus SPAC are considered to be potential ordinary shares. The warrants are in connection with the merger of Pegasus SPAC into Merger Sub Corp, a wholly owned subsidiary of SCHMID Group N.V. in 2024. SCHMID Group N.V. issued 21 million private warrants in replacement of the 21 million Pegasus warrants still outstanding on the closing date.

The warrants have not been included in the calculation of diluted earnings per share from their date of issue (30 April 2024), because they are anti-dilutive for the year ended December 31, 2025 and 2024. The warrants could potentially dilute basic earnings per share in the future.

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

19.INTANGIBLE ASSETS

Intangible assets comprise the following:

	Development	Patents and
in € thousand	Costs	licenses	Total
Costs of acquisition
1/1/2025	29,597	1,540	31,137
Additions	4,869	1	4,870
Foreign exchange differences	(23)	(94)	(117)
12/31/2025	34,444	1,447	35,891
Accumulated amortization/write downs
1/1/2025	(15,243)	(952)	(16,196)
Amortization	(2,328)	(216)	(2,544)
Foreign exchange differences	23	87	110
12/31/2025	(17,548)	(1,081)	(18,629)
Carrying amount:
1/1/2025	14,354	588	14,941
12/31/2025	16,895	366	17,262

	Development	Patents and
in € thousand	Costs	licenses	Total
Costs of acquisition
1/1/2024	25,729	1,372	27,102
Additions	3,878	129	4,008
Disposals/Retirements	(1)	—	(1)
Foreign exchange differences	(10)	38	28
12/31/2024	29,597	1,540	31,137
Accumulated amortization/write downs
1/1/2024	(11,452)	(684)	(12,136)
Amortization	(3,801)	(364)	(4,166)
Disposals/Retirements	—	131	131
Foreign exchange differences	10	(36)	(26)
12/31/2024	(15,243)	(952)	(16,196)
Carrying amount:
1/1/2024	14,278	689	14,966
12/31/2024	14,354	588	14,941

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

Impairment test on development cost

At each balance sheet date SCHMID performs an impairment test on development costs that are capitalized but not yet ready for use. The impairment test is performed on a Cash Generating Unit (“CGU”) level. The recoverable amount of the CGU that includes these development costs (the entity using those technologies) was estimated based on the present value of the future cashflows expected to be derived from the CGU (fair value less cost to sell), using a pre-tax discount rate of 11.42% (December 31, 2024: 12.59%). The recoverable amount of the CGU was estimated to be higher than its carrying amount and no impairment was required. In the event of a change in the key assumptions in the single-digit percentage range, sufficient headroom remains.

20.PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is comprised of the following:

	Land,
	buildings and	Technical	Office and
	leasehold	equipment and	other	Assets under
in € thousand	improvements	machinery	equipment	construction	Total
Costs of acquisition or construction:
1/1/2025	235	16,509	15,968	470	33,182
Additions	94	190	159	1,043	1,487
Disposals/Retirements	—	(583)	(43)	—	(625)
Foreign exchange differences	(1)	(186)	(165)	—	(354)
12/31/2025	328	15,928	15,920	1,513	33,690
Accumulated depreciation:
1/1/2025	739	(14,496)	(14,145)	—	(27,902)
Depreciation	(860)	192	(484)	—	(1,151)
Disposals/Retirements	—	544	43	—	586
Foreign exchange differences	1	156	124	—	281
12/31/2025	(121)	(13,604)	(14,461)	—	(28,186)
Carrying amount:
1/1/2025	973	2,013	1,824	470	5,280
12/31/2025	207	2,324	1,459	1,513	5,503

	Land,
	buildings and	Technical	Office and
	leasehold	equipment and	other	Assets under
in € thousand	improvements	machinery	equipment	construction	Total
Costs of acquisition or construction:
1/1/2024	220	16,330	15,386	513	32,449
Additions	14	278	774	53	1,120
Disposals/Retirements	—	(184)	(253)	(96)	(533)
Foreign exchange differences	—	86	61	—	147
12/31/2024	235	16,509	15,968	470	33,182
Accumulated depreciation:
1/1/2024	(71)	(13,314)	(13,359)	—	(26,744)
Depreciation	(21)	(653)	(803)	—	(1,477)
Disposals/Retirements	831	(461)	61	—	432
Foreign exchange differences	—	(68)	(44)	—	(113)
12/31/2024	739	(14,496)	(14,145)	—	(27,902)
Carrying amount:
1/1/2024	149	3,016	2,027	513	5,704
12/31/2024	973	2,013	1,824	470	5,280

Property, plant and equipment includes right-of-use assets amounting to €6,730 thousand as of December 31, 2025 (December 31, 2024: €7,812 thousand). For further information see note 21. Leases.

21.LEASES

Lessee accounting

SCHMID’s lease obligations primarily relate to rights to buildings mainly for its office, R&D and production premises as well as to leased vehicles. The carrying amounts of right-of-use assets recognized and the movements during the period were as follows:

in € thousand	Real Estate	Vehicles	Total
1/1/2024	8,697	365	9,063
Additions / (De-recognition) to right-of-use assets	(121)	489	367
Depreciation	(1,354)	(293)	(1,647)
Foreign exchange differences	30	(1)	29
12/31/2024	7,253	560	7,812
Additions/(De-recognition) to right-of-use assets	326	220	547
Depreciation	(1,256)	(285)	(1,541)
Foreign exchange differences	(71)	(17)	(88)
12/31/2025	6,253	478	6,730

Since 2023 SCHMID has a sale and leaseback contract with Schmid Grundstücke GmbH Co. KG, an entity controlled by Mrs. Schmid, for production facility and office buildings in Freudenstadt. The purchase price was €11,400 thousand. The lease term is 10 years with an option to extend for up to 15 additional years. A lease payment of €100 thousand (excl. VAT) is due in advance each month. As the sale and leaseback was concluded with a related party, the interest rate implicit in the lease of 6.58% was used.

For other leases SCHMID cannot readily determine the interest rate implicit in the leases, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that SCHMID would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBRs used by SCHMID are calculated based on the risk-free rate, individual country risk premiums of underlying country and credit spread. The weighted average IBR on December 31, 2025 is 6.76% (2024: 6.65%).

There are no variable lease payments resulting from indexed rental payments or other variable rental components. The carrying amounts of lease liabilities and the movements during the period were as follows:

in € thousand	Lease Liability
1/1/2024	10,886
Additions	306
Interest	655
Payments	(2,184)
Foreign exchange difference	32
12/31/2024	9,694
Additions	461
Interest	586
Payments	(2,098)
Foreign exchange difference	(94)
12/31/2025	8,550

The consolidated statement of profit or loss and other comprehensive income (loss) included the following amounts of lease related expense:

in € thousand	2025	2024	2023
Depreciation of right of-use assets	(1,540)	(1,649)	(779)
Interest expense on lease liabilities	(585)	(641)	(103)
Short-term lease expenses	(290)	(371)	(383)
Lease expenses for low-value assets	(75)	(40)	(7)
Total amount recognized in expense	(2,490)	(2,701)	(1,273)

The below table provides information on the total cash outflow from all leases during the year:

in € thousand	2025	2024	2023
Principal paid	(1,513)	(1,543)	(715)
Interest paid	(585)	(641)	(103)
Short term and low value leases	(364)	(411)	(391)
Total amount paid	(2,462)	(2,596)	(1,209)

The below table shows a maturity analysis of undiscounted lease payments for which a right-of-use asset and lease liability were recognized:

in € thousand	December 31, 2025	December 31, 2024
≤ 1 year	1,902	2,029
> 1 ≤ 2 years	1,452	1,755
> 2 ≤ 5 years	3,733	3,778
> 5 years	3,600	4,800
Gross lease liabilities – minimum lease payments	10,688	12,361
Discount and foreign currency effects	(2,138)	(2,667)
Present value of the lease liabilities	8,550	9,694

Lessor accounting

A part of the office and laboratories buildings located at the headquarter are leased to a related party under an operating lease with rent payable on a monthly basis. Lease income from the operating lease where SCHMID is a lessor is recognized in other income on a straight-line basis over the lease term. The lease income per month amounts to €10 thousand and does not include variable lease payments that depend on an index or rate. The lease contract was fixed until March 31, 2022 and is automatically renewed each year for another 12 months if none of the parties terminates the agreement. As a result, the minimum lease payments to be received are €115 thousand in 2025 (2024 : €115 thousand, 2023: €115 thousand). The asset underlying the lease contract is included in property, plant and equipment.

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

22.FINANCIAL ASSETS

In August 2025, outstanding receivables of €7,833 thousand against Christian Schmid and Schmid Verwaltungs GmbH were settled through the transfer of shares in Group14 Technologies Inc, a company that develops and manufactures silicon‑carbon anode technology for lithium‑ion batteries used in electric vehicles, consumer electronics, and energy storage. Group14 Technologies Inc is a private company. The Company used publicly available data to derive an assumption for the fair value of the shares as of December 31, 2025. The fair value of the shares transferred were €8,584 thousand and exceeded the value of the receivable by €751 thousand. Such difference was recorded as an increase to capital reserves in the consolidated statement of changes in equity. As of December 31, 2025 the fair value of the shares is €8,478 thousand.

Also included in financial assets is a derivative resulting from the XJ Harbour Set-off agreement amounting to €7,713 thousand. For more detailed information refer to note 29. Non-current and current financial liabilities.

23.INVENTORIES

in € thousand	12/31/2025	12/31/2024
Raw materials and supplies	3,543	4,136
Work in progress	9,147	6,317
Finished goods	5,423	5,281
Inventories	18,112	15,734

In fiscal year 2025, write-downs of €1,847 thousand (2024: €538 thousand, 2023: €1,052 thousand) were recognized. Total reversals of impairment losses amounted to €1,073 thousand in the fiscal year 2025 (2024: €0 thousand, 2023: €83 thousand). The amount of inventories recognized as an expense (Cost of sales) during 2025 is €23,221 thousand (2024: €15,507 thousand, 2023: €25,026 thousand.

24.TRADE RECEIVABLES AND OTHER RECEIVABLES

in € thousand	12/31/2025	12/31/2024
Trade receivables	28,865	24,704
Receivables from equity method investees	4,435	4,207
Receivables from shareholder	—	4,711
Other receivables	353	4,599
Total trade and other receivables	33,653	38,221

Trade receivables have a residual term of less than one year. Receivables from equity investees refer to SCHMID Avaco Korea, Co. Ltd and SCHMID Energy Systems GmbH.

The decrease in the other receivables in 2025 mainly result from the payment of the Silicon exit bonus of €4,700 thousand that was to be paid after the successful sale of the Silicon Group to the Group14. The receivables were settled through the transfer of shares in Group14 Technologies, Inc. For further information see note 25. Other Current Assets.

25.OTHER CURRENT ASSETS

Other current non-financial assets are as follows:

in € thousand	12/31/2025	12/31/2024
Prepaid expenses	2,021	1,899
Advance payments on inventories	1,897	1,097
Restricted cash	0	59
Total other current non-financial assets	3,918	3,054

Restricted cash refers to bank accounts that are used as securities for customer prepayments, mainly in China. Changes within the restricted cash have been disclosed within the operating cashflow.

As of December 31, 2025, the prepaid expenses mainly comprise prepaid expenses for insurance expenses of €1,617 thousand (December 31, 2024: €1,500 thousand).

26.CASH & CASH EQUIVALENTS

Cash and cash equivalents include cash as well as deposits on bank accounts amounting to €1,574 thousand as of December 31, 2025 (December 31, 2024: €3,791 thousand).

27.EQUITY

Ordinary Shares have a par value of €0.01. The number of authorized shares as of December 31, 2025 amounts to 66,723,559 shares and the number of outstanding shares as of December 31, 2025 amounts to 43,062,427, unchanged from December 31, 2024. The total share capital amounts to €431 thousand. The number of issued shares as of December 31, 2025 amounts to 44,135,963, including 1,073,536 shares that were issued to SCHMID Avaco Korea Co. Ltd. under an agreement but were not registered with the SEC and therefore not included in the outstanding shares. Since the shares were not registered by January 31, 2026, as provided for in the agreement, the share transaction was canceled in 2026.

The capital reserves amount to €114,980 thousand.

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

28.NON-CONTROLLING INTEREST

Non-controlling interests relate to SCHMID Singapore Pte. Ltd. (10.00%) and SCHMID Taiwan Ltd. (13.95%).

In 2024, SCHMID and XJ Harbour entered into an agreement to transfer the shares of the Company’s subsidiary SCHMID Technology (Guangdong) Co., Ltd. (STG) from XJ Harbour back to SCHMID in exchange for 1,406,361 shares in SCHMID and €30 million cash. The non-controlling interests are reduced in 2024 for the full number of shares to be transferred because SCHMID irrevocably agreed to purchase the shares from XJ Harbour. Consistent with IAS 32, the obligation was recognized as a financial liability (measured at present value of the redemption amount), with corresponding adjustment recorded in equity. Accordingly as of December 31, 2024 and December 31, 2025, no non-controlling interests are recognized in STG.

The net assets attributable to NCI are €652 thousand (2024: €742 thousand).

29.NON-CURRENT AND CURRENT FINANCIAL LIABILITIES

The following table shows an overview of the financial liabilities of SCHMID as of December 31, 2025:

in € thousand	Non-current	Current
Loans from banks	1,191	1,232
Black forest term loan facility	574	—
Other third party loans	2,200	3,114
Loans from shareholders	21,000	4,611
Loans from other related parties	11,000	8,634
Total debt	35,965	17,591
Black forest term loan facility (derivative)	—	5,290
XJ Harbour Set-off agreement	9,459	64,267
Warrants	26,094	—
Total financial liabilities	71,518	87,148

The following table shows an overview of the financial liabilities of SCHMID as of December 31, 2024:

in € thousand	Non-current	Current
Loans from banks	—	2,219
XJ Harbour share purchase liability	—	23,539
Other third party loans	2,000	3,008
Loans from shareholders	21,000	8,694
Loans from other related parties	14,000	2,973
Total debt	37,000	40,433
Warrants	5,053	—
Total financial liabilities	42,053	40,433

Loans from banks

The current loans from banks relate to a long-standing overdraft facility held by Gebr. SCHMID GmbH with a local bank in Germany. The non-current loans from banks relate to a new bank loan granted to STG by a Chinese bank.

Black forest term loan facility

The Company signed a secured two-tranche term loan facility with a total commitment value of up to €10 million with the lender Black Forest Special Situations I (“Black Forest”), a Cayman Islands incorporated vehicle on December 16, 2025. The lender is backed by a consortium that includes the Company’s chairman of the Board, Sir Ralf Speth, members of the Board of directors of the Company, its CFO Arthur Schuetz, and third-party investment and advisory professionals. The first tranche consisted of €2.5 million, which were paid out on December 18, 2025. The book value of the loan amounts to €574 thousand. In addition, the conversion option amounts to €1,746 thousand as is accounted for as FVTPL.

The lender has a conversion right under the term loan facility, which is exercisable at a share price of USD 2.15 into shares of the Company between six months after the draw down of the first tranche and the date of the term loan facility’s maturity, which is 15 months after the first tranche draw down.

The second tranche payment has not been executed and is no longer expected by the Company. The term loan facility has a 15% p.a. interest rate with interest payable at maturity, unless the conversion right is exercised and interest is also converted into shares of the Company.

In connection with the drawdown of the first tranche under the facility agreement, the Company granted the lender incentive share options as additional consideration for providing the financing. The options entitle the lender to acquire a fixed number of 1,250,000 ordinary shares of the Company at an exercise price of USD 4.1956 per share and have a maturity of five years. At grant date, the share price was USD 4.31.

As of December 31, 2025 the options are recognized with a fair value of €5.3 million. Given the parameters of the share options, especially the volatility of the share price, the first time recognition resulted in a day 1 loss amounting to €3.5 million. The day 1 loss will be amortized over the term loan facility’s maturity (15 months), unless it is repaid earlier.

XJ Harbour Set-off agreement

As of December 31, 2023, XJ Harbour held a 24.1% equity interest in the registered capital of SCHMID Technology (Guangdong) Co., Ltd. (STG), a SCHMID subsidiary. In 2024, SCHMID and XJ Harbour have entered into an agreement to transfer the shares of the Company’s subsidiary STG from XJ Harbour back to SCHMID in exchange for shares in SCHMID and cash. Due to liquidity shortages the financial difficulties of SCHMID experienced during 2025, the parties entered into a subscription agreement and a set-off agreement with XJ Harbour to settle the outstanding liabilities resulting from the share buyback. Under the subscription and set‑off agreement, SCHMID agreed to issue ordinary shares to XJ Harbour at a fixed issue price of USD 2.15 per share to set off the outstanding claims including interest accrued until the share transfer, with no cash consideration. The transaction was accounted for as a debt to equity swap. The original cash-settled financial liability of €22.666 thousand was derecognized on the signing date of the agreement and a share liability was recognized with a fair value of €54,846 thousand. The resulting loss amounting to €34,337 thousand has been recognized as finance expense. Any subsequent changes of the new obligation until settlement due to changes in estimate regarding the share price as of settlement date are recognized as finance expense. As of December 31, 2025, the liability without the embedded derivatives described in the following paragraph has a book value of €64,267 thousand.

The agreement also includes a share price protection clause that requires SCHMID to issue additional shares to XJ Harbour should the average selling price of the shares realized by XJ Harbour fall below USD 2.15 per share. However, the amount of compensation due in the form of additional shares is subject to a cap which sets a limit on the number of compensation shares required to be issued, if any. Those two features have been identified as embedded derivatives in the contract. The share protection clause has been recognized as a liability whereas the cap on the share price protection clause has been recognized as an asset.

Fair value changes from those derivatives are recognized in finance expense. The book and fair value of the share price protection clause is €9,459 thousand whereas the corresponding cap is recognized as a non-current financial asset amounting to €7,713 thousand.

Other third party loans

Two of the third party loans refer to a loans from one individual not related to SCHMID. One of the loan of €2 million is due end of 2026. The term is automatically extended by a further year if the contract is not terminated 6 months before expiry. Interest is floating at 3 months EURIBOR plus 1% margin. In December 2025, the company received a second loan of €0.2 million from the same individual. The loan matures on June 30, 2027 and bears fixed interest of 5%.

Loans from shareholders

The loans from shareholders of €21 million are due end of 2027. The term is automatically extended by a further year if the contract is not terminated 6 months before expiry. Interest is floating at 3 months EURIBOR plus 1% margin. SCHMID entered into an agreement after the balance sheet date to set off those liabilities by issuing share. For further details see note 38. Events after the reporting period.

Loans from other related parties

The loan from related parties is provided by SCHMID Grundstücke GmbH & Co. KG, which is an entity controlled by a related party. For further details please refer to note 37. Related Party Disclosures. The €11 million are due end of 2026. The term is automatically extended by a further year if the contract is not terminated 6 months before expiry. Interest is floating at 3 months EURIBOR plus 1% margin. For further details see note 38. Events after the reporting period.

Warrants

Upon the Business Combination in 2024, public warrants (“Public Warrants”) and warrants that were issued in a private placement transaction (“Private Warrants”) were assigned as former Pegasus warrants to SCHMID warrants. The terms of the Public Warrants and Private Warrants remain unchanged following the assignment. As of December 31, 2025, all warrants were outstanding.

The Public Warrants and the Private Warrants give the holder the right, but not the obligation, to subscribe to SCHMID’s shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. The Warrants became exercisable 30 days after the consummation of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption, liquidation or expiration in accordance with their terms. The Private Warrants are not redeemable by SCHMID as long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Warrants are held by holders other than the initial purchaser or their permitted transferees, the Private Warrants are redeemable by SCHMID and exercisable by such holders on the same basis as the Public Warrants.

30.OTHER PROVISIONS

Movement in provisions during the year is as follows:

In € thousand	12/31/2024	Additions	Utilization	Reclassification	12/31/2025
Warranty provision	211	—	—	(83)	128
Jubilee provision	134	—	(8)	—	126
Total non-current provisions	345	—	(8)	(83)	254
Warranty provision	39	—	—	83	122
Provision for legal claims	9	—	—	—	9
Other provisions	136	165	(17)	—	285
Total current provisions	184	165	(17)	83	415

				Reversal of
				unused
In € thousand	12/31/2023	Additions	Utilization	amounts	12/31/2024
Warranty provision	238	—	(27)	—	211
Jubilee provision	(2)	169	(34)	—	134
Total non-current provisions	237	169	(61)	—	345
Warranty provision	225	250	(374)	(62)	39
Provision for legal claims	53	—	(40)	(4)	9
Other provisions	695	170	(700)	(28)	136
Total current provisions	973	420	(1,115)	(94)	184

31.POST-EMPLOYMENT BENEFITS

Defined contribution plans

SCHMID’s expenses for defined contribution plans were €1,840 thousand for the year ended 2025 (2024: €1,752 thousand, 2023: €1,677 thousand). No assets or liabilities are recognized in SCHMID’s balance sheet in respect of such plans, apart from regular prepayments and accruals of the contributions withheld from employees’ wages and salaries and of SCHMID’s contributions.

Defined benefit plan

Corporate post-retirement benefits are provided by SCHMID in Germany through a defined benefit plan with one beneficiary who is also a related party. The beneficiary was granted a fixed pension commitment in 2012 as part of a deferred compensation agreement in form of a lump-sum payment in the event of invalidity or reaching the age of 67. The Company has no plan assets in connection with the pension obligation.

The present value of the defined benefit obligation at the end of the fiscal year 2025 amounted to €969 thousand (December 31, 2024: €978 thousand, December 31, 2023: €894 thousand).

Reconciliation of the net defined benefit liability:

In € thousand	2025	2024
Net defined liability at January 1	978	894
Defined benefit income recognized in consolidated statement of profit or loss	33	36
Defined benefit cost recognized in other comprehensive income	(42)	44
Reclassification of other liabilities	—	4
Net defined liability at December 31	969	978

Reconciliation of the amount recognized in the consolidated statement of financial position:

In € thousand	2025	2024
Employee benefit obligations recognized as of January 1	978	894
Actuarial adjustments	(43)	44
Interest expense	34	36
Reclassification of other liabilities	—	4
Employee benefit obligations recognized as of December 31	969	978

The expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows

In € thousand	2025	2024	2023
Actuarial (gains) / losses deriving from changes in financial assumptions	43	46	(24)
Actuarial (gains) / losses deriving from experience adjustments	(1)	(2)	(2)
Included in other comprehensive income	42	44	(26)
Interest income	34	36	33
Included in the consolidated statements of profit or loss	34	36	33
Total included in the consolidated statements of profit or loss and other comprehensive income (loss)	76	80	7

The interest cost relating to the obligation is a component of the result from financing activities.

The following were the principal actuarial assumptions as of:

	12/31/2025	12/31/2024
Discount rate	4.0%	3.5%

Duration

The duration of the obligation is 10 years as of December 31, 2025 (December 31, 2024: 11 years).

32.TRADE AND RELATED PARTY PAYABLES

in € thousand	12/31/2025	12/31/2024
Trade payables	35,408	27,822
Associated company payables	2,663	357
Total trade and related party payables	38,071	28,179

33.OTHER CURRENT LIABILITIES

Other non-financial liabilities are as follows:

in € thousand	12/31/2025	12/31/2024
Personnel related accruals	4,621	2,579
Tax related accruals	992	432
Audit related accruals	1,853	2,400
Production related accruals	2,645	1,596
Liabilities due to reorganization	—	2,809
Legal and consulting fees	252	3,140
Miscellaneous other current liabilities	5,142	4,557
Total other current liabilities	15,505	17,513

34.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Carrying Amounts and Fair Values

The following tables disclose the carrying amounts of each class of financial instruments together with its corresponding fair value and the aggregated carrying amount per category.

				12/31/2025
Financial instruments, analyzed by classes and categories		Carrying		Fair value
in € thousand	Category	amount	Fair value	hierarchy
Non-current financial assets
Group14 shares	FVTPL	8,478	8,478	Level 3
XJ Harbour price protection cap derivative	FVTPL	7,713	7,713	Level 3
Other loans and investments	AC	3	n/a	n/a
Other non-current financial assets	AC	9	n/a	n/a

Current financial assets
Trade receivables and other receivables
Trade receivables	AC	28,865	n/a	n/a
Receivables from equity method investees	AC	4,435	n/a	n/a
Other receivables	AC	353	n/a	n/a
Other current assets
Restricted cash	AC	0	n/a	n/a
Cash and cash equivalents	AC	1,574	n/a	n/a

Non-current financial liabilities
Loans from banks	FLAC	1,191	—	n/a
Black forest term loan facility	FLAC	574	—	n/a
XJ Harbour price protection derivative	FVTPL	9,459	9,459	Level 3
Loans from other third parties	FLAC	2,200	—	n/a
Loans from shareholders	FLAC	21,000	—	n/a
Loans from other related parties	FLAC	11,000	—	n/a
Warrants	FVTPL	26,094	26,094	Level 1

Current financial liabilities
Loans from banks	FLAC	1,232	n/a	n/a
Black forest term loan facility	FVTPL	5,290	5,290	Level 3
XJ Harbour Set-off agreement	FLAC	64,267	64,267	n/a
Loans from other third parties	FLAC	3,114	n/a	n/a
Loans from shareholders	FLAC	4,611	n/a	n/a
Loans from other related parties	FLAC	8,634	n/a	n/a
Trade and related party payables	FLAC	38,071	n/a	n/a

		Carrying
Thereof aggregated by categories	Category	amount
Financial assets measured at amortized cost	AC	35,286
Financial assets measured at fair value	FVTPL	16,191
Financial liabilities measured at fair value	FVTPL	40,843
Financial liabilities measured at amortized cost	FLAC	155,893

				12/31/2024
Financial instruments, analyzed by classes and categories		Carrying		Fair value
in € thousand	Category	amount	Fair value	hierarchy
Non-current financial assets
Financial assets
Other loans and other investments	AC	66	66	n/a
Other non-current financial assets	AC	69	n/a	n/a

Current financial assets
Trade receivables and other receivables
Trade receivables	AC	24,704	n/a	n/a
Receivables from equity investees	AC	4,207	n/a	n/a
Receivables from shareholder	AC	4,711	n/a	n/a
Other receivables	AC	4,599	n/a	n/a
Other current assets
Restricted cash	AC	59	n/a	n/a
Other	AC	5,243	n/a	n/a
Cash and cash equivalents	AC	3,791	n/a	n/a

Non-current liabilities
Non-current borrowings
Loans from other third parties	FLAC	2,000	2,130	n/a
Loans from shareholders	FLAC	21,000	22,365	n/a
Loans from other related parties	FLAC	14,000	15	n/a
Other non-current financial liabilities
Warrants	FVTPL	5,053	5,053	Level 1

Current liabilities
Current borrowings
Loans from banks	FLAC	2,219	n/a	n/a
Loans from other third parties	FLAC	26,547	n/a	n/a
Loans from shareholders	FLAC	8,694	n/a	n/a
Loans from other related parties	FLAC	2,973	n/a	n/a
Trade payables and other liabilities	FLAC	28,179	n/a	n/a

		Carrying
Thereof aggregated by categories	Category	amount
Financial assets measured at amortized cost	AC	42,212
Financial liabilities measured at fair value	FVTPL	5,053
Financial liabilities measured at amortized cost	FLAC	105,612

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

Derivatives

Incentive options and conversion rights (Black forest term loan facility):

The warrants and the embedded conversion right of the convertible loan are classified as Level 3 of the fair value hierarchy. The warrants are valued using a Monte Carlo simulation model under risk-neutral Geometric Brownian Motion dynamics. A Black–Scholes closed-form valuation is performed as a cross-check. The fair value of the embedded conversion right within the EUR-denominated convertible loan is determined using a Least-Squares Monte Carlo (Longstaff–Schwartz) simulation model. The conversion payoff depends on two correlated risk factors: the USD-denominated share price and the EUR/USD exchange rate. Both are modeled as correlated Geometric Brownian Motions under risk-neutral dynamics. The host debt component is discounted at a credit-risk adjusted rate calibrated to the transaction price at inception. The main input parameters include the share price at the valuation date, expected share price volatility, risk-free interest rates, EUR/USD spot rate, FX volatility, stock-FX correlation, and the calibrated credit spread. The share price volatility (calculated using historical share price data) and the credit spread are not observable in the market. A sensitivity analysis was performed with respect to the share price, the expected share price volatility, and the credit spread.

XJ Harbour Share Price Protection and Cap:

The derivates resulting from the share price protection arrangement are classified as Level 3 of the fair value hierarchy. The fair value is calculated using a Monte Carlo simulation model under risk-neutral Geometric Brownian Motion dynamics. A Black–Scholes closed-form valuation is performed as a cross-check. The main input parameters include the share price at the valuation date, the contractual strike price, the contractual cap value, the risk-free interest rate, and share price volatility. The share price volatility (calculated using historical share price data) is not observable in the market. A sensitivity analysis was performed with respect to the share price and the expected share price volatility.

The below tables show the effect that an increase in historical volatility of the interest rates would have on the fair values of the embedded derivatives as of December 31, 2025.

31.12.2025	Fair value of embedded	Effect on financial
in € thousand	derivatives	result
Change in Share Price
+10 percentage points	11.460	1.031
-10 percentage points	9.434	(995)
Change in Share volatility
+10 percentage points	10.846	417
-10 percentage points	9.946	(483)
Change in Credit Spread
+10 percentage points	10.390	(39)
-10 percentage points	10.468	39

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the year.

Fair value level 3 assets reconciliation:

		XJ Harbour price
		protection cap
In € thousand	Group14 shares	derivative	Total
12/31/2024	—	—	—
Addition	6,234	10,808	17,042
Changes from fair value remeasurement	2,244	(3,095)	(851)
12/31/2025	8,478	7,713	16,191

Fair value level 3 liabilities reconciliation:

		Black forest – embedded	XJ Harbour – embedded
In € thousand	Black forest – warrants	derivatives	derivative	Total
12/31/2024	—	—		—
Addition	3,418	1,904	12,964	18,286
Changes from fair value remeasurement	(1,644)	(317)	(3,505)	(5,466)
12/31/2025	1,775	1,587	9,459	12,820

Items of income, expenses, gains or losses resulting from financial instruments

The net gains or losses for each of the financial instrument measurement categories differentiated by the respective sources were as follows:

2025	Subsequent measurement
in € thousand	Interest	Fair value	Total
Financial assets - AC	66	n/a	66
Financial liabilities - FLAC	(11,402)		(11,402)
Financial assets and liabilities - FVTPL	—	(28,076)	(28,076)
Total	(2,886)	(28,076)	(39,413)

2024	Subsequent measurement
in € thousand	Interest	Fair value	Total
Financial assets - AC	860	n/a	860
Financial liabilities - FLAC	(4,863)	n/a	(4,863)
Financial assets and liabilities - FVTPL	—	1,028	1,028
Total	(4,003)	1,028	(2,975)

The total interest income for financial assets that are not measured at FVTPL is €66 thousand as of the year ended December 31, 2025 (2024: €860 thousand). The total interest expense for financial liabilities that are not measured at FVTPL is €2,951 thousand as of the year ended December 31, 2025 (2024: €4,863 thousand).

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

The allowances for ECL determined for the different classes of financial assets developed as follows:

	Trade receivables
	- not credit	Trade receivables
in € thousand	impaired	- credit impaired
Closing Balance 31/12/2023	(137)	(569)
Additions	—	—
Utilization	14	193
Reversal	—	—
Closing Balance 31/12/2024	(123)	(376)
Additions	(196)	(99)
Utilization	—	—
Reversal	—	—
Closing Balance 31/12/2025	(319)	(475)

With regards to cash and cash equivalents SCHMID allocates the credit risk by using several banks. Furthermore, it is SCHMID policy to hold cash and cash equivalents only with financial institutions that have at least an investment grade rating. SCHMID regularly monitors its cash and cash equivalents and takes corrective actions should it identify any possible changes in creditworthiness of these financial institutions. Therefore and due to its short-term character, no significant credit risk arises from cash and cash equivalents, and no ECL allowance has been recorded for 2025 and 2024 respectively.

The following tables provide information about the gross carrying amounts by credit-risk rating classes for the several types of financial assets that are not measured at FVTPL and therefore generally subject to the impairment regulations of IFRS 9.

Gross Carrying Amounts by Rating Class			12/31/2025
in € thousand	Stage 1	Stage 2	Stage 3
General approach
Cash and cash equivalents
AAA to BBB (Investment grade)	1,574	—	—
Receivables from shareholders
BBB- to CCC (Below investment grade)	—	—	—
Simplified approach
Trade receivables and other receivables
Current (not past due)	—	14,538	—
1-30 days past due	—	434	—
31-60 days past due	—	550	—
61-90 days past due	—	177	—
More than 90 days past due	—	1,924	—
credit-impaired	—	—	11,459
Total	1,574	17,622	11,459

Gross Carrying Amounts by Rating Class			12/31/2024
in € thousand	Stage 1	Stage 2	Stage 3
General approach
Cash and cash equivalents
AAA to BBB (Investment grade)	3,791	—	—
Receivables from shareholders
BBB- to CCC (Below investment grade)	—	4,711	—
Simplified approach
Trade receivables and other receivables
Current (not past due)	—	9,829	—
1-30 days past due	—	919	—
31-60 days past due	—	294	—
61-90 days past due	—	60	—
More than 90 days past due	—	2,822	—
credit-impaired	—	—	5,473
Total	3,791	18,635	5,473

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

For more detail on the financial situation, please refer to the explanation on Going Concern (see note 2. Basis of Presentation).

The following table provides details of the (undiscounted) cash outflows of financial liabilities (including interest payments).

					12/31/2025
	Cash outflows within				Total cash
in € thousand	≤ 1 year	> 1 ≤ 2 years	> 2 ≤ 5 years	> 5 years	flows
Lease liabilities	1,902	1,452	3,733	3,600	10,688
Borrowings (including embedded derivatives)
Loans from banks	1,232	1,191	—	—	2,423
Loans from other third parties	3,114	5,234	—	—	8,348
Loans from shareholders	4,611	21,651	—	—	26,261
Loans from other related parties	8,634	11,341	—	—	19,975
Trade payables and other liabilities	28,179	—	—	—	28,179

On April 24, 2026 SCHMID entered into separate subscription, set‑off and debt assumption agreements with Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co. KG, all of whom are shareholders or related parties of the Company. Under these arrangements, existing financial liabilities with an aggregate amount of €30.8 million (Loans from shareholders: €21.9 million; Loans from related parties: €6.5 million; Loans from other third parties: €2.4 million) are intended to be settled through the issuance of new ordinary shares of the Company (see note 28. Events after the reporting period).

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

Foreign Currency Risk

SCHMID operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. SCHMID’s exposures primarily consist of the Euro (“EUR”) and US Dollar (“USD”), Chinese Yen (“CNY”), Hong Kong Dollar (“HKD”) and Korean Won (“KRW”). Foreign exchange risk arises from commercial transactions that resulted in recognized financial assets and liabilities denominated in a currency other than the local functional currency. In addition, SCHMID is exposed to foreign exchange rate risk due to several financing contracts that are denominated in foreign currency or that are dependent on foreign currency exchange rates.

The following table demonstrates the material net exposures SCHMID entities have due to trade receivables and payables, cash and cash equivalents as well as other financial assets in a currency different their local functional currency. Due to consolidation these exposures would also have an impact to SCHMID’s profit or loss.

functional currency entity	12/31/2025				12/31/2024
	EUR	CNY	USD	HKD	EUR	CNY	USD	HKD
EUR		3,657	(62,449)	439		27,201	2,685	(55)
CNY	23,164		(1,335)	(236)	13,120		(1,262)	(2,071)
USD	(2,302)	(105)		—	(876)	(969)		—
TWD	1,404	1	53	—	1,262	(28)	61	269
HKD	(2,851)	(3,344)	(267)		(6,887)	(17,794)	(585)
KRW	(2,541)	33	(134)	—	(2,658)	1,009	(154)	—

The following table demonstrates the impact that a reasonably possible change in each material currency pair would have on SCHMID’s profit or loss before tax. Therefore, for each currency exchange rate, the foreign currency is shifted against the respective local entity’s functional currency. The resulting impact in local currency is then translated into EUR.

in € thousand	12/31/2025		12/31/2024
	+10%	-10%	+10%	-10%
CNY/EUR	1,773	(2,167)	867	(1,059)
USD/EUR	5,468	(6,683)	(315)	384

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As SCHMID in 2025 has no loans with variable interest rates, the exposure to interest rate risk is insignificant.

Impact to P/L
in € thousand	(income (+)/ expense (-))
12/31/2025
Change in interest rate +1%	(388)
Change in interest rate -1%	388
12/31/2024
Change in interest rate +1%	(378)
Change in interest rate -1%	378

Capital Management

For the purpose of SCHMID’s capital management, capital includes all share capital, and other equity reserves attributable to the equity holders. The primary objectives of capital management are to support operating activities and maximize shareholder value through investment in the development activities of SCHMID.

SCHMID’s finance department reviews the total amount of cash of SCHMID on a monthly basis. As part of this review, management considers the total cash and cash equivalents, the cash outflow, currency translation differences and funding activities.

The Company is not subject to externally imposed capital requirements see note 29. Non-current and current financial liabilities for further details. No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2025 and 2024.

Reconciliation of changes in liabilities arising from financing activities

		Lease
In € thousand	Loans	liabilities	Total
Balance at January 1, 2025	77,433	9,694	87,127
Cash flow from financing activities (excluding changes from restricted cash)	4,962	(2,098)	2,864
Proceeds from loans	7,572	—	7,572
Repayments of loans	(2,296)	—	(2,296)
Principal elements of lease payment	—	(1,513)	(1,513)
Interest paid	(314)	(585)	(899)
Other changes	(28,838)	954	(27,884)
Foreign currency effects	(1,172)	(94)	(2,916)
New leases	—	461	461
Accrued interest		586	3,363
Derecognition XJ share purchase liability	(22,666)		(22,666)
Loan forgiveness	(5,000)	—	(5,000)
Balance at December 31, 2025	53,556	8,550	62,106

		Lease
In € thousand	Loans	liabilities	Total
Balance at January 1, 2024	48,244	10,886	59,130
Cash flow from financing activities (excluding changes from restricted cash)	6,173	(2,184)	3,989
Proceeds from loans	3,145	—	3,145
Proceeds from Reorganization	14,443	—	14,443
Repayments of loans	(264)	—	(264)
Principal elements of lease payment	—	(1,543)	(1,543)
Interest paid	(212)	(641)	(853)
Transaction with (minority) shareholder	(10,939)	—	(10,939)
Other changes	23,016	993	24,009
Foreign currency effects	—	32	32
New leases	—	306	306
Accrued interest	21,988	655	22,644
Fair value measurement	1,028	—	1,028
Balance at December 31, 2024	77,433	9,694	87,127

35.EQUITY METHOD INVESTMENTS

SCHMID owns non-controlling interests in the following entities as of December 31, 2025 and 2024. The proportion of ownership interest is the same as the proportion of voting rights held.

		% of ownership interest
Name of the entity	Country of incorporation	12/31/2025	12/31/2024
SCHMID AVACO Korea Co. Ltd. (SAK)	South Korea	50%	50%
SCHMID Energy Systems GmbH (SES)	Germany	48%	49%

A description of each entity is provided below.

SCHMID AVACO Korea Co. Ltd. (SAK), South Korea is a company that specializes in the sales and marketing of Physical Vapor Etch (“PVE”) and Physical Vapor Deposition (“PVD”) equipment. SCHMID developed many innovative PVE and PVD processes and has access to the major manufacturers for PCB, Substrates and Panel Level Packing. Avaco produces a wide range of equipment, which serves various industries including chip industry, automotive, electronics and telecommunications technology.

During 2024, SCHMID and the Pekintas Group based in Istanbul, Turkey, reached an agreement to partner in the design, manufacture and sale of Vanadium Redox Flow Batteries at commercial scale. OC Teknoloji Yatirimlari A.S. (“OCT”) was established by the Pekintas Group to act as the operating company for the venture. On December 17, 2024, SES, SCHMID GmbH, and OCT executed a Share Purchase Agreement (the “SPA”) whereby SCHMID would transfer a 51% ownership interest in SES to OCT in exchange for a payment of €1 million and a 19.9 % ownership interest in OCT. The SES share transfer and payment of €1 million occurred in December 2024. The fair value of the 49% ownership in SES amounted to €1,200 thousand. SCHMID recognized a gain of €3,703 thousand, on the sale to OCT of the 51% interest in SES, which is presented in 2024 in Other Income. The shares in OCT have not been transferred in 2025 and the receivable of €248 thousand was recorded by the Company as of December 31, 2025. In February 2025, a capital increase through OCT reduced SCHMID stake in SES to 48%.

36.COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Company has commitments amounting to €13 thousand (December 31, 2024: €0 thousand) to acquire items of property, plant & equipment.

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

Transactions with Key Management

Key management personnel are defined as those persons who are responsible for SCHMID´s worldwide operating business, based on their function within SCHMID or the interests of SCHMID. The following individuals belong or belonged to SCHMID´s key management:

Name	Company	Function & Member of key management since/until
Christian Schmid	SCHMID Group N. V.Gebr. SCHMID GmbH	Executive Director of SCHMID Group N. V., CEO
Anette Schmid	SCHMID Group N. V.	Non-executive Director
Prof. Dr. Dr. h.c. Sir Ralf Speth	SCHMID Group N. V.	Non-executive Director, Chairman of the Board
Dr. Stefan Berger	SCHMID Group N. V.	Non-executive Director
Boo-Keun Yoon	SCHMID Group N. V.	Non-executive Director
Dr. Annedore Streyl	SCHMID Group N. V.	Non-executive Director since 27.12.2024
Julia Natterer	SCHMID Group N. V.Gebr. SCHMID GmbH	CFO (Chief Financial Officer) (SCHMID Group N. V.: until 31.12.2025)
Roland Rettenmeier	Gebr. SCHMID GmbH	CSO (Chief Sales Officer) since 01.03.2025
Helmut Rauch	Gebr. SCHMID GmbH	COO (Chief Operational Officer)
Dian Zhang	Gebr. SCHMID GmbH	CTO (Chief Technology Officer)
Thomas Widmann	Gebr. SCHMID GmbH	CIO (Chief Innovation Officer)

The annual remuneration and related compensation costs recognized as expense during the reporting period only includes short-term employee benefits and amounts to €1,906 thousand in 2025 (2024: €1,428 thousand, 2023: €1,562 thousand). Short-term benefits include salaries, bonus, and other benefits such as medical, death and disability coverage, Company car and other usual facilities as applicable. The outstanding balances also include the liability in connection with the defined benefit obligation.

Transactions with related parties

In addition to the entities included in the consolidated financial statements and the at equity investments (see note 2. Basis of Presentation), SCHMID maintains relationships with other related parties. Related parties comprise the following entities (not individuals):

Company	Relationship
SCHMID Avaco Korea, Co. Ltd. (SAK)	Equity method investee
SCHMID Energy Systems GmbH	Equity method investee
Schmid Verwaltungs GmbH	Controlled by Christian Schmid
C. Schmid Beteiligungsverwaltung GmbH	Controlled by Christian Schmid
C. Schmid Beteiligung GmbH & Co. KG	Controlled by Christian Schmid
Schmid Aequitas Verwaltung GmbH	Controlled by Anette Schmid
Schmid Aequitas GmbH & Co. KG	Controlled by Anette Schmid
Schmid Grundstücksverwaltung GmbH	Jointly controlled by Christian and Anette Schmid
SCHMID Grundstücke GmbH & Co. KG	Jointly controlled by Christian and Anette Schmid

The following transactions are proceeded with related parties.

in € thousand	2025	2024	2023
Interest income on loans granted to
Shareholder	—	4	1,077

Interest expense on loans received from
Key management personnel	—	3	12
Other related parties	638	510	558
Shareholder	877	916	737

Purchases of goods or services
Equity method investees	2,438	—	3
Other related parties	4,552	1,663	236

Sale of goods or services
Equity method investees	332	—	427
Other related parties	134	31	11,801

Salary and Bonus
Shareholder	933	1,055	1,149
Key management personnel	1,906	1,428	1,562

in € thousand	12/31/2025	12/31/2024
Outstanding balances - Liabilities
Shareholder	25,611	29,486
Equity method investees	2,663	358
Other related parties	26,609	16,973

Liabilities to other related parties include financial liabilities related to the Black Forest term loan. For further information, please see note 29. Non-current and current financial liabilities.

in € thousand	12/31/2025	12/31/2024
Outstanding balances - Receivables
Equity method investees	4,261	4,068
Other related parties	1,445	1,286

The significant increase in Sale of goods or services as well as in Outstanding balances - Liabilities in 2023 are mainly due to the sale and leaseback transaction (for further information please see note 21. Leases).

38.EVENTS AFTER THE REPORTING PERIOD

$30 Million 7.00% Senior Convertible Note due 2028

On January 18, 2026 SCHMID entered into an investment agreement with an institutional investor, Linden Advisors LP, to sell, and on January 21, 2026 sold senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company together with the issuance of warrants to purchase ordinary shares of the Company in a private placement to the Investor. The notes bear interest at a rate of 7% per annum, compounded quarterly and payable in kind, subject to the Company’s option to elect cash settlement upon prior notice. The notes have a two‑year maturity and will mature on January 21, 2028, unless previously converted into ordinary shares of the Company. The notes were issued at 98% of principal amount pursuant to an indenture and were structured to be funded in two tranches: (i) the first tranche of $15.0 million was funded on January 21, 2026 and (ii) parts of the second tranche of $15.0 million was funded on March 5, 2026.

Following the issuance of the second tranche, the purchasers of the convertible notes issued six separate conversion notices, converting an aggregate principal amount of $12 million into 2,197,898 new ordinary shares of the Company.

As a result of these conversions, the total number of outstanding shares increased to 57,800,864. This number includes 5,000,000 non‑voting earn‑out shares held by Anette Schmid and Christian Schmid, which are subject to cancellation on April 30, 2027, should the share price not reach $15.00 with respect to 2,500,000 earn‑out shares, or $18.00 with respect to the remaining 2,500,000 earn‑out shares.

Secured Two‑Tranche Term Loan Facility

In Q1 2026, SCHMID agreed with the lender of the term loan facility not to draw the second tranche (up to € 7,500 thousand). This does not affect the First tranche incentive options or the conversion right of the first tranche and therefore has no accounting implications.

XJ Harbour Set-off agreement

The XJ Harbour deal was signed in November 2025 and was at this time irrevocably agreed between the parties, only subject to a shareholders’ meeting approval win the shareholders’ meeting held on December 23, 2025 which approved the issuance. The actual issuance occurred on January 16, 2026, when SCHMID issued 12,540,539 new ordinary shares, which were registered in the name of XJ Harbour HK Limited. The share issuance was carried out pursuant to the Subscription & Set‑off Agreement and served to fully and irrevocably settle the outstanding claims of XJ Harbour against the Company by way of a debt‑equity swap.

Standby Equity Purchase Agreement (“SEPA”)

On May 12, 2026, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with an institutional investor, YA II PN, Ltd. (“Yorkville”), providing SCHMID access to equity financing of up to USD 30.0 million at its discretion, for 24 months from the signing date. Under the terms of the SEPA, the Group paid a commitment fee of 0.5% of the USD 30.0 million equity line to secure the SEPA facility, and Yorkville is contractually obligated, subject to customary conditions, to purchase the SHMD shares over time upon the Company’s exercise of drawdown notices. The purchase price will be based on one of two pricing options selected by the Company. Under Option 1, the purchase price will equal 97% of the VWAP of the SHMD shares on the day of drawdown notice receipt. Under Option 2, the purchase price will equal 99% of the lowest daily VWAP of the SHMD shares during the three consecutive trading days commencing on the drawdown notice date.

The SEPA enables the Group to raise equity capital at its discretion, with the ability to issue shares to the investor on a periodic (including daily) basis. This structure provides the Group with a committed source of capital and significant flexibility as to the timing and amount of any equity issuances, allowing management to access liquidity if and when required, or to refrain from drawing on the facility if sufficient liquidity is available from operations or other sources.

Set-off of €30.8 million financial liabilities through planned share issuances

On April 24, 2026 SCHMID entered into separate subscription, set‑off and debt assumption agreements with Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co. KG, all of whom are shareholders or related parties of the Company. Under these arrangements, existing financial liabilities with an aggregate amount of €30.8 million are intended to be settled through the issuance of new ordinary shares of the Company. In connection with the transaction, debt assumption agreements were entered into with the Company’s wholly-owned subsidiary, Gebr. Schmid GmbH.

The contemplated share issuances are subject to approval by a shareholders’ meeting scheduled for May 20, 2026. The number of shares to be issued will be determined based on the five‑trading‑day volume‑weighted average price (VWAP) of the Company’s shares immediately preceding the board approval following the shareholders’ meeting. For liabilities amounting to €2.4 million (to be off-set in relation to the financial liabilities to Christine Schmid), the issue price will be determined by applying a 20% discount to the relevant VWAP.